21

06015416

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Angang New Steel Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUL 24 2006

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 34663 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 7/24/06

軋 鋼 股 份 有 限 公

New Steel Company Limite



The board of directors (the "Board"), the supervisory committee (the "Supervisory Committee") and the directors, supervisors and senor management of Angang New Steel Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in, or material omissions from this annual report. The directors of the Company (the "Directors") severally and jointly accept responsibility for the truthfulness, accuracy, and completeness of the contents of this annual report.

The Company's Chairman Mr. Liu Jie, and Chief Accountant and Head of the Accounting Department Mr. Ma Lianyong confirm that the financial statements in this annual report are true and complete.

The Board of the Company is pleased to present the annual results of the Company and its jointly controlled entities (collectively referred to as the "Group") for the year ended 31 December 2005.

COMPANY PROFILE

The Company is a joint stock limited company incorporated on 8 May 1997 with Anshan Iron and Steel Group Complex ("Angang Holding") as its sole promoter. Pursuant to the reorganisation of Angang Holding and the Company, the Cold Rolling Plant, Wire Rod Plant and Thick Plate Plant were transferred to the Company by Angang Holding. The three plants represented a net asset value of Rmb2,028,817,600 as determined by the State-owned Assets Administration Bureau and 1,319,000,000 domestic State-owned legal person shares with a nominal value of Rmb1 each were issued to Angang Holding as consideration for these plants.

On 22 July 1997, the Company issued 890,000,000 H Shares at HK$1.63 per share which were listed on The Stock Exchange of Hong Kong Limited on 24 July 1997. The Company subsequently issued 300,000,000 A Shares at Rmb3.90 per share on 16 November 1997, of which 285,505,400 shares were offered to the public and 14,494,600 shares were allotted to the employees of the Company. Trading of the 285,505,400 shares offered domestically, and the 14,494,600 employees' shares allotted to the employees of the Company commenced on the Shenzhen Stock Exchange on 25 December 1997 and 26 June 1998, respectively.



COMPANY PROFILE *(continued)*

On 15 March 2000, the Company issued A share convertible debentures amounting to Rmb1.5 billion in the People's Republic of China (the "PRC"). On 14 March 2005, the Company paid the principal and interest accrued for the A share convertible debentures upon their maturity. Trading in A share convertible debentures ended on the same day. A total of 453,985,697 A shares were converted from the convertible debentures of the Company.

On 23 November 2005, the plan in relation to the reform of the state-owned shares of the Company (the "State-owned Share Reform Plan") was approved by the relevant shareholders. On 2 December 2005, pursuant to, the State-owned Share Reform Plan, Angang Holding, the holder of the non-tradable shares of the Company, paid to the holders of the tradable A shares of the Company a consideration of 2.5 shares and 1.5 warrants for every 10 tradable A shares held by them. Before the implementation of the State-owned Share Reform Plan, there were 1,319,000,000 non-tradable State-owned legal person shares, 753,985,697 tradable A shares and 890,000,000 H shares, representing 44.52%, 25.44% and 30.04% of the Company's total share capital, respectively. After the implementation of the State-owned Share Reform Plan, all shares of the Company became tradable, of which 1,130,539,826 shares (including 36,250 shares held by senior management) are subject to trading moratorium, representing 38.15% of the Company's total share capital, 942,445,871 shares are domestic shares not subject to trading moratorium, representing 31.81% of the Company's total share capital, and 890,000,000 shares are overseas-listed foreign shares not subject to trading moratorium, representing 30.04% of the Company's total share capital. The total number of the shares in the capital of the Company remained unchanged upon completion of the State-owned Share Reform Plan.

The Company's principal activities include the production and sale of steel products such as billets, cold rolled sheets, galvanized steel sheets, colour coating plates, wire rods, thick plates, heavy rails, pipe billets and large steel products. These products are widely used in automobile, construction, ship-building, home electrical appliances, railway construction industries and in the manufacture of pipelines. The Company's products are competitive in the domestic market. The Cold Rolling Plant, Wire Rod Plant, Thick Plate Plant, Large Section Plant and Steel Smelting Plant are well equipped and are of an advanced standard in the PRC.

COMPANY PROFILE *(continued)*

1.	Legal Name of the Company	
	(in Chinese):	鞍鋼新軋鋼股份有限公司
	(in English):	ANGANG NEW STEEL COMPANY LIMITED
2.	Legal Representative of the Company:	Liu Jie
3.	Secretary to the Board:	Fu Jihui
	Contact Address:	1 Qianshan Road West, Qianshan District, Anshan City, Liaoning Province, the PRC
	Telephone:	86-412-8419192 86-412-8417273
	Fax:	86-412-6727772
4.	Registered Address of the Company:	396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC
	Office Address:	Tie Xi District, Anshan City, Liaoning Province, the PRC
	Postal Code:	114021
	E-mail Address:	fujihui@ansc.com.cn
5.	Company's Annual Report available at:	Secretarial office of the Board of Directors of the Company
	Stock Exchange Listings:	A Shares: Shenzhen Stock Exchange H Shares: The Stock Exchange of Hong Kong Limited
	Abbreviations:	A Shares: G鞍鋼 H Shares: Angang New Steel
	Stock Code:	A Shares: 000898 H Shares: 0347

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

Unit: Rmb'000

Item	2005	2004	2003
Turnover	**26,488,115**	23,227,617	14,520,736
Profit before taxation	**3,036,674**	2,664,460	1,752,435
Taxation	**919,277**	866,873	319,433
Profit for the year and attributable to equity shareholders of the Company	**2,117,397**	1,797,587	1,433,002
Total assets	**14,223,931**	14,899,934	14,845,674
Total liabilities	**2,973,229**	4,877,658	6,030,289
Total equity attributable to equity shareholders of the Company	**11,250,702**	10,022,276	8,815,385
Net assets per share	**Rmb3.80**	Rmb3.38	Rmb2.98
Earnings per share (basic)	**Rmb0.715**	Rmb0.607	Rmb0.484
Earnings per share (deluted)	—	Rmb0.606	Rmb0.484
Return on net assets	**18.82%**	17.94%	16.25%

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS

1. The Group's main accounting data for the year

For the year ended 31 December 2005

Unit: Rmb'000

Item	Amount
Total profit	2,982,454
Net profit	2,079,485
Net profit before deduction of the profit and loss of non-operating items	2,079,655
Profit from principal operations	3,755,332
Profit from other operations	103,786
Operating profit	2,983,663
Investment loss	(955)
Non-operating net expenses	(254)
Net cash flow arising from operating activities	2,553,120
Net decrease in cash and cash equivalents	(2,185,794)

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

1. The Group's main accounting data for the year *(continued)*

Note: Amounts of profit and loss of non-operating items deducted by the Group during the reporting period:

Non-operating items	**Effect on profit** *(Rmb'000)*
Non-operating income	(1,637)
Non-operating expenses	1,891
Relevant income tax	(84)
Total	170

2. The Group recorded net profit of Rmb2,079,485,000 under PRC Accounting Rules and Regulations and net profit of Rmb2,117,397,000 under IFRSs for 2005. The difference was Rmb37,912,000 and the reasons are as follows:

(1) Profit decreased by Rmb412,000 due to the written off of pre-operating expenses of the jointly controlled entity;

(2) Profit increased by Rmb4,536,000 due to amortisation of revaluation of land use rights;

(3) Profit increased by Rmb45,289,000 due to capitalisation of general loan interests;

(4) Profit increased by Rmb4,502,000 due to cancellation of payables;

(5) Profit increased by Rmb300,000 due to receipt of government grant;

(6) Profit increased by Rmb5,000 due to amortisation of lease prepayments; and

(7) Profit decreased by Rmb16,308,000 due to deferred taxation.



PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

3. Major accounting data and financial indices of the Group for the recent three years

Unit: Rmb'000

Item	2005	2004	2003
Income from principal operations	**26,488,115**	23,227,617	14,520,736
Net profit	**2,079,485**	1,776,337	1,432,579
Net profit before deduction of non-operating items	**2,079,655**	1,777,329	1,474,662
Total assets	**14,289,823**	15,343,328	15,011,870
Shareholders' funds (exclude minority interests)	**11,329,257**	10,133,942	8,948,268
Earnings per share (weighted average)	**Rmb0.702**	Rmb0.600	Rmb0.484
Earnings per share (diluted)	**Rmb0.702**	Rmb0.600	Rmb0.484
Net assets per share	**Rmb3.82**	Rmb3.42	Rmb3.02
Adjusted net assets per share	**Rmb3.82**	Rmb3.42	Rmb3.01
Net cash flows per share from operating activities	**Rmb0.862**	Rmb0.538	Rmb0.675
Return on net assets (diluted)	**18.35%**	17.53%	16%
Return on net assets (weighted average)	**19.52%**	18.62%	17.05%
Return on net asset after deduction of non-operating items (weighted average)	**19.52%**	18.63%	17.55%

PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

4. Return on net assets and earnings per share for the reporting period of 2005 as calculated in accordance with the "Regulations for Preparation and Reporting of Information Disclosure by Listed Companies (No.9)" issued by China Securities Regulatory Commission

Profit for the reporting period	Return of net assets (%) Fully diluted	Return of net assets (%) Weighted average	Earning per share (Rmb / share) Fully diluted	Earning per share (Rmb / share) Weighted average
Profit from principal operations	33.15%	35.24%	1.267	1.267
Operating profit	26.34%	28.00%	1.007	1.007
Net profit	18.35%	19.52%	0.702	0.702
Net profit after deduction of non-operating items	18.36%	19.52%	0.702	0.702

5. Changes in shareholders' funds during the reporting period

Unit: Rmb'000

Item	Share capital	Capital reserve	Surplus reserves	Including: Statutory public welfare fund	Undistributed profits	Total shareholders' funds
As at 1 January 2005	2,962,942	3,084,915	1,125,860	562,930	2,960,225	10,133,942
Increase during 2005	44	4,881	418,254	209,127	2,079,485	2,502,664
Decrease in 2005	—	—	—	—	1,307,349	1,307,349
As at 31 December 2005	2,962,986	3,089,796	1,544,114	772,057	3,732,361	11,329,257

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

5. Changes in shareholders' funds during the reporting period *(continued)*

Reasons for the changes

1. Share capital was increased by Rmb44,000 as a result of the conversion of the Company's convertible debentures.

2. Capital reserve was increased by Rmb4,881,000, of which Rmb79,000 was attributable to the conversion of the Company's convertible debentures, Rmb4,502,000 was attributable to the cancellation of payables, and the remaining Rmb300,000 was a reward for renowned brands received from Anshan municipal government.

3. The increase in each of surplus reserve and statutory public welfare fund was attributable to the contribution of 10% of the profit after tax to each of them.

4. Undistributed profit was increased. Net profit for the year was Rmb2,079,485,000, out of which, an amount of Rmb418,254,000 was contributed to each of the statutory surplus reserve and public welfare fund and a total amount of Rmb889,095,000 was distributed as dividend.



I am pleased to present the Annual Report of the Group for the year ended 31 December 2005 and extend my gratitude to all the shareholders on behalf of the Board of Angang New Steel Company Limited.



OPERATING RESULTS FOR 2005

In accordance with IFRSs, the Group recorded a profit attributable to equity shareholders of Rmb2,117,397,000 for the year ended 31 December 2005, representing a year-on-year increase of 17.79%, and the basic earnings per share was Rmb0.715.

In accordance with PRC Accounting Rules and Regulations, the Group recorded a net profit of Rmb2,079,485,000 for the year ended 31 December 2005, representing a year-on-year increase of 17.07%, and the basic weighted average earnings per share was Rmb0.702.

PROFIT APPROPRIATION

In accordance with the PRC laws and regulations and the articles of association, the Company contributed Rmb209,127,000 and Rmb209,127,000 from its net profit of Rmb2,091,268,000 for 2005 under PRC Accounting Rules and Regulations to each of the statutory surplus reserve fund and the statutory public welfare fund. Together with the undistributed profits of Rmb2,960,225,000 at the beginning of the year, the profits attributable to shareholders amounted to Rmb4,633,239,000. Deducting the dividend of Rmb889,095,000 for 2004, the Company's profits distributable to shareholders was Rmb3,744,144,000 as at the end of 2005. The Board recommended a dividend of Rmb0.36 per share (inclusive of tax) for 2005 based on the total share capital of 2,962,985,697 shares as at 31 December 2005. The additional 2,970,000,000 shares issued to Anshan Iron & Steel Group Complex ("Angang Holding") in 2006 will not be entitled to such dividend. This dividend proposal is subject to shareholders' approval at the 2005 Annual General Meeting.

BUSINESS REVIEW

1. Rapid Growth in Production

In 2005, the Group produced 6,047,300 tonnes of steel products, representing a year-on-year increase of 8.87%. Of which, cold rolled sheets accounted for 1,842,200 tonnes, representing a year-on-year increase of 1.22%; galvanized steel sheets and colour coated plates accounted for 854,300 tonnes, representing a year-on-year increase of 44.87%; wire rods accounted for 880,800 tonnes, representing a year-on-year increase of 4.46%; thick plates accounted for 1,150,100 tonnes, representing a year-on-year increase of 3.82%; and large steel products and continuous rolled steel products accounted for 1,319,900 tonnes, representing a year-on-year increase of 10.54%. Production volume of the steel smelting plant amounted to 3,380,200 tonnes, representing a year-on-year increase of 2.56%.

2. Substantial Achievements in Technology Development

In 2005, the Company strengthened the development and technique improvement of key products including volute steel, pipeline steel, all-steel cord, O5-class panel, high-speed rail and military steel. A total of 15,400 tonnes of volute steel were produced to meet the requirement from the construction project of Three Gorges. X80 pipeline steel passed the appraisal by the experts of PetroChina, making the Company the first one in China which has passed such appraisal. The cold rolled vehicle panels have obtained the quality certification of Volkswagen and Dongfeng Peugeot Citroen Automobile. Continuing cooperation agreements were entered into with Volkswagen and Faw-Volkswagen. In addition, the Company developed fingerprint-proof hot-galvanized steel sheets and non-chrome passivated products. "ANGANG" branded heavy rails were honoured as "Famous Brand in China". The high-class shipbuilding plates have obtained extended certifications of CCS, LR, KR and NK. During the year, a total of 103 new products were developed and 5 technical development projects were completed.



BUSINESS REVIEW (continued)

3. Outstanding Performance in Marketing Management

The Company focused on developing direct customers. During the year, the orders placed by direct customers accounted for 58.56% of the total number of orders, representing a year-on-year increase of 3.66 percentage points.

Sales volume of high quality steel products was further increased by 11% on a year-on-year basis to 3,570,000 tonnes, accounting for 59.03% of the total sales volume.

Capturing the market opportunities, the Company strengthened product export and recorded a total of 1,198,800 tonnes of exported steel products in 2005, representing a year-on-year increase of 12.99%. As a result, the Company further increased its international market share.

4. Smooth Progress in Technology Renovation

In 2005, the Company completed the design, organization and equipment order for the 2130 cold rolling line project. Some of the production lines have commenced individual test run, which would facilitate in commencing their commercial operation in 2006 ahead of the schedule. The Company substantially strengthened its ability to produce high-class outer panels for sedans and home electrical appliances following the construction and operation of electrolytic cleaning units for the second production line of the cold rolling plant as well as the technology upgrade and renovation of new levelling units for the first production line of the cold rolling plant.

5. Continuing Improvement in Corporate Management

Focusing on capital management, the Company took active efforts in implementing its low-cost strategy, and reinforcing financial budget control through process cost and benchmark review. Efforts were also put in the implementation of rules and regulations and the prevention of accidents. The Company also enhanced its benchmark management. In line with the growing demand for corporate information system, the Company established office automation information network and improved its computer management systems, which in turn, substantially improved its operation efficiency.

6. Moving Forward in the Restructuring of Core Steel Business

The Company moved forward with the restructuring of its core steel business. The Company would be the first listed company to complete its business restructuring after the completion of its state-owned shares reform. Following the acquisition of Angang New Steel and Iron Company Limited ("ANSI"), the Company would substantially improve its production capacity, technique, product mix and ability against risks.

CORPORATE GOVERNANCE OF THE COMPANY

1. Structure of Corporate Governance of the Company

The Company has carried out its operations and developed a comprehensive corporate governance system strictly in accordance with Company Law, Securities Law, the relevant rules of China Securities Regulatory Commission ("CSRC") and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (the "Listing Rules") and the Rules Governing the Listing of Shares on the Shenzhen Stock Exchange.

Four special committees have been set up by the Board, of which the Remuneration and Review Committee, the Audit Committee and the Nomination Committee are all chaired by independent non-executive Directors. The majority of the members of the committees are independent Directors.

2. Discharge of Duties by Independent Non-executive Directors

The Company has appointed independent non-executive Directors and established guidelines for the independent non-executive Directors. The independent non-executive Directors have discharged their duties in accordance with the relevant laws and regulations, and provided their independent opinions on significant matters of the Company in order to safeguard the interests of the Company and the minority shareholders.

Attendance of the independent non-executive Directors at the Board meetings of the Company in 2005 was as follows:

Name of independent non-executive Director	Required attendance at the Board meetings in 2005	Attendance in person (number of times)	Attendance by proxy (number of times)	Absence (number of times)	Remark
Wang Linsen	10	10	0	0	-
Yao Weiting	10	10	0	0	-
Liu Yongze	10	10	0	0	-
Francis Li Chak Yan	10	10	0	0	-
Wang Xiaobin	7	7	0	0	Appointed as an independent non-executive Director of the Company on 9 May 2005

CORPORATE GOVERNANCE OF THE COMPANY *(continued)*

3. Independent Operation Capability of the Company

The Company is completely independent of its controlling shareholder in terms of business, staff, assets, organization, finance, etc. Such independent corporate structure and operation are in compliance with the requirements of relevant legislation. The Company has an independent and complete business and is capable of operating independently.

4. Appraisal and Incentive Mechanism for the Senior Management

The Company has set up position-based and risk-based salary schemes for the senior management. The position-based salary scheme is linked to the Company's overall operating results while the risk-based salary system is linked to the performance and responsibilities assumed by individuals.

DEVELOPMENT PLAN FOR THE NEW YEAR

The iron and steel market in 2006 is expected to maintain a large divergence in supply and demand with increasingly intensified competition. However, the iron and steel industry will move forward on a sound track following the implementation of the State Development Policy for the Iron and Steel Industry promulgated by the central government.

2006 will be the first year following the completion of the Company's restructuring and a critical year for its 5,000,000-tonne steel project in the west area to come into full operation. Following its restructuring, the Company will realise the integration of its principal iron and steel output, mix and quality and production efficiency. The commencement of operation of the project in the west area following the completion of its construction will facilitate the realisation of the consistent, large-scale and centralised operation management.



DEVELOPMENT PLAN FOR THE NEW YEAR *(continued)*

1. Operation Plan for the Year 2006

(1) to reform and enhance the innovation mechanism to improve the creativity and core competitiveness of the Company;

(2) to improve the marketing management system and further market expansion;

(3) to speed up technology renovations and enhance equipment management in order to lay a solid foundation for building high-quality production base and world-famous brands;

(4) to strengthen the production and organisation and optimise the product mix in line with the market developments;

(5) to further the corporate reform and enhance the corporate development momentum; and

(6) to reinforce the corporate management and overall strength of the Company.

2. Capital Requirement, Utilisation Plan and Funding Sources for 2006

In 2006, the Company will complete the acquisition of the entire equity interest in ANSI from Angang Holding. Pursuant to the acquisition agreement, the total amount of the deferred consideration shall be paid by three installments in equal amounts within the three years following the completion of the acquisition. The deferred consideration payable by the Company in 2006 is approximately Rmb2.3 billion. In 2006, the Company's working capital will be mainly financed by cash inflow from operating activities and bank loans.

Chairman
Liu Jie

Anshan, the PRC
10 April 2006

MOVEMENT IN SHARE CAPITAL

As at 31 December 2005, the share structure of the Company was as follows:

Unit: Share

	At 1 January 2005		Increase (+)/decrease (-) during the year					At 31 December 2005	
	Number	Percentage (%)	Issue of additional shares	Bonus issue	Shares converted from capital reserve	Others	Sub-total	Number	Percentage (%)
I. Shares subject to trading moratorium	1,319,029,000	44.52	—	—	—	-188,489,174	-188,489,174	1,130,539,826	38.15
1. State-owned shares	1,319,000,000	44.52	—	—	—	-188,496,424	-188,496,424	1,130,503,576	38.15
2. State-owned legal person shares	—	—	—	—	—	—	—	—	—
3. Other domestic shares	29,000	0.00	—	—	—	7,250	7,250	36,250	0.00
Including: shares held by domestic corporations	—	—	—	—	—	—	—	—	—
share held by domestic individuals	29,000	0.00	—	—	—	7,250	7,250	36,250	0.00
4. Foreign investment shares Including: shares held by	—	—	—	—	—	—	—	—	—
overseas corporations	—	—	—	—	—	—	—	—	—
shares held by overseas individuals	—	—	—	—	—	—	—	—	—
II. Shares not subject to trading moratorium	1,643,913,246	55.48	—	—	—	188,532,625	188,532,625	1,832,445,871	61.85
1. Ordinary domestic shares	753,913,246	25.44	—	—	—	188,532,625	188,532,625	942,445,871	31.81
2. Domestically listed foreign investment shares	—	—	—	—	—	—	—	—	—
3. H shares	890,000,000	30.04	—	—	—	—	—	890,000,000	30.04
4. Others	—	—	—	—	—	—	—	—	—
III. Total shares	2,962,942,246	100.00	—	—	—	43,451	43,451	2,962,985,697	100.00

Note: Reasons for the changes in the share structure during the reporting period:

(1) The number of the domestic shares not subject to moratorium was increased by 43,451 shares as a result of the conversion of the Company's convertible debentures.

(2) As a result of the consideration paid by Angang Holding pursuant to State-owned Share Reform Plan, 188,496,424 state-owned shares were converted into 188,489,174 ordinary domestic shares which are not subject to any trading moratorium and 7,250 shares held by senior management which are subject to a trading moratorium.

DETAILS OF SHAREHOLDERS

1. As at 31 December 2005, the Company has a total of 99,451 shareholders, of which 551 were holders of H shares.

2. As at 31 December 2005, the 10 largest shareholders and their respective shareholdings were as follows:

Name	Capacity	Percentage of shareholding (%)	Number of shares	Number of shares subject to trading moratorium	Number of shares pledged / frozen
Angang Holding	Holder of state-owned shares	38.15	1,130,503,576	1,130,503,576	—
HKSCC Nominees Limited	Holder of H shares	29.59	876,637,646	0	Unknown
國泰君安 - 花旗 - DEUTSCHE BANK AKTIENGESELLSCHAFT	Other	2.03	60,200,659	0	Unknown
國際金融 - 滙豐 - MORGAN STANLEY & CO. INTERNATIONAL LIMITED	Other	1.30	38,497,009	0	Unknown
華泰證券有限責任公司	Other	0.93	27,626,803	0	Unknown
銀河 - 渣打 - CITIGROUP GLOBAL MARKETS LIMITED	Other	0.89	26,401,308	0	Unknown
東方證券股份有限公司	Other	0.79	23,416,356	0	Unknown
申銀萬國 - 花旗 - UBS LIMITED	Other	0.79	23,267,500	0	Unknown
中國工商銀行 - 博時精選股票證券投資基金	Other	0.72	21,241,804	0	Unknown
國泰君安證券股份有限公司	Other	0.68	20,000,388	0	Unknown

DETAILS OF SHAREHOLDERS (continued)

3. As at 31 December 2005, the 10 largest holders of the shares not subject to any trading moratorium and their respective shareholdings were as follows:

Name	Number of shares not subject to moratorium	Class of shares
HKSCC Nominees Limited	876,637,646	H shares
國泰君安 - 花旗 - DEUTSCHE BANK AKTIENGESELLSCHAFT	60,200,659	Ordinary domestic shares
國際金融 - 滙豐 - MORGAN STANLEY & CO. INTERNATIONAL LIMITED	38,497,009	Ordinary domestic shares
華泰證券有限責任公司	27,626,803	Ordinary domestic shares
銀河 - 渣打 - CITIGROUP GLOBAL MARKETS LIMITED	26,401,308	Ordinary domestic shares
東方證券股份有限公司	23,416,356	Ordinary domestic shares
申銀萬國 - 花旗 - UBS LIMITED	23,267,500	Ordinary domestic shares
中國工商銀行 - 博時精選股票證券投資基金	21,241,804	Ordinary domestic shares
國泰君安證券股份有限公司	20,000,388	Ordinary domestic shares
中國銀行 - 同盛證券投資基金	19,297,285	Ordinary domestic shares

Note:

Explanations of the connected relationship or concerted action among the shareholders mentioned above under paragraphs 2 and 3:

Angang Holding, the largest shareholder of the Company, has no relationship with any of the other 10 largest shareholders of the Company or any of the other 10 largest holders of shares not subject to trading moratorium. Nor is Angang Holding a party to any concerted action as described in the Procedures for the Administration of Information Disclosure for Movement in Shareholdings of the Shareholders of Listed Companies. The Company is not aware of any connected relationship among other shareholders of the Company or any parties acting in concert as described in Procedures for the Administration of Information Disclosure for Movement in Shareholdings of the Shareholders of Listed Companies.

DETAILS OF SHAREHOLDERS *(continued)*

4. Details of the controlling shareholder of the Company

Controlling shareholder:	Angang Holding
Legal representative:	Liu Jie
Year of incorporation:	1948
Principal business:	Production of steel products, metal products (non-franchise), cast iron tubes, metal structures, metal wire and products, sintering and coking products, cement, power generation, metallurgical machinery and parts, electrical machinery, electricity transmission and supply and control facilities and meters, mining of iron and manganese ores, refractory earth and stone extraction.
Principal products:	Steel pressing products and metal products
Registered capital:	Rmb10,794,160,000
Shareholding structure:	Wholly-owned by the State of the PRC

5. Shareholding and controlling structure between the Company and its ultimate controlling shareholder


The State-owned Assets Supervision and Administration Commission of the State Council
100%
Angang Holding
38.15%
Angang New Steel Company Limited

DETAILS OF SHAREHOLDERS *(continued)*

6. Interests and short positions in the shares and underlying shares of the Company held by substantial shareholders and others

Save for disclosed below, as at 31 December 2005, none of other persons (other than the Company's directors, supervisors and senior management) had any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (Cap 571, the Laws of Hong Kong ("SFO")).

Interest in ordinary shares

Name of shareholder	Number and class of shares	Percentage in total share capital	Percentage in total issued H shares	Percentage in total issued domestic shares	Capacity
Angang Holding	1,130,503,576 State-owned Shares	38.15%	—	54.54%	Beneficial owner
HKSCC Nominees Limited	876,637,646 H Shares	29.59%	98.50%	—	nominee

DETAILS OF SHAREHOLDERS *(continued)*

7. Expected expiry dates of the trading moratoria on the shares of the Company

The following expected timetable of the expiry dates of various trading moratoria on the shares of the Company listed on the Shenzhen Stock Exchange assumes there will be no change in the total share capital of the Company and the shareholdings of its directors, supervisors and senior management from the date hereof to 1 January 2011:

Date	Number of shares released	Total number of outstanding shares subject to moratorium	Total number of shares not subject to moratorium
Date hereof	—	4,100,539,826	1,832,445,871
6 December 2006	113,097,854[1]	3,987,441,972	1,945,543,725
2 December 2008	427,614,303	3,559,827,669	2,373,158,028
23 February 2009	—	3,559,827,669	2,373,158,028
1 January 2011	3,559,791,419	36,250[2]	5,932,949,447

Note:

(1) Representing the number of the shares to be transferred from Angang Holding to the holders of tradable A shares assuming the warrants granted by Angang Holding to such shareholders under the State-owned Share Reform Plan have been fully exercised on the expiry day.

(2) Representing the number of the shares held by the directors, supervisors and senior management of the Company which are subject to a trading moratorium till the expiry of 6-month after his resignation.

In addition, on 25 January 2006, CSRC issued an approval to the Company to issue a total of 2.97 billion tradable A shares to Angang Holdings as part of consideration for the acquisition of the entire equity interest in ANSI. As at the date hereof, such shares have been deposited with China Securities Depository and Clearing Corporation Limited, Shenzhen Branch.

DETAILS OF SHAREHOLDERS *(continued)*

8. Trading moratorium on the previously non-tradable shares held by the 10 largest shareholders as at 31 December 2005

Unit: Share

Name	Number of shares subject to moratorium	Expiry date of moratorium	Number of shares released from moratorium	Trading moratorium
Angang Holding	4,100,503,576	2 December 2008	427,614,303 (Note)	1. The shares held by Angang Holding following the completion of the State-owned Share Reform Plan will be subject to a trading moratorium of 36 months from the date of the listing of such shares except for the state-owned shares to be transferred to the holders of tradable A shares upon his/her exercise of the warrants;
		1 January 2011	3,559,791,419 (Note)	2. On 25 January 2006, CSRC issued an approval to the Company to issue a total of 2.97 billion tradable shares to Angang Holding as part of the consideration for the acquisition of the entire equity interest in ANSI. Such shares are subject to a trading moratorium of 36 months from the completion of the issuance of such shares to Angang Holding; 3. Angang Holding shall maintain a minimum of 60% shareholding in the Company following the completion of the acquisition till 31 December 2010.

Note: Assuming the warrants granted by Angang Holding to the holder of tradable A shares under the State-owned Share Reform Plan have been fully exercised on the expiry day.

1. On 28 February 2005, the Company convened the first extraordinary general meeting in 2005, the first class meeting for holders of domestic shares in 2005 and the first class meeting for holders of H shares in 2005. Resolutions of such meetings were published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 1 March 2005.

2. On 9 May 2005, the Company convened the 2004 Annual General Meeting, resolutions of which were published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 10 May 2005.

3. On 23 November 2005, the Company convened the relevant shareholders' meeting for the State-owned Share Reform Plan. Voting results of the meeting were published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 24 November 2005.

4. On 28 December 2005, the Company convened the second extraordinary general meeting in 2005, the second class meeting for holders of domestic shares in 2005 and the second class meeting for holders of H shares in 2005. Resolutions of such meetings were published in China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 29 December 2005.

1. MEMBERS OF THE BOARD

Executive Directors

Mr. Liu Jie, aged 62, the Chairman of the Company and the General Manager of Angang Holding, is a professor-grade senior engineer and a fellow of the PRC Faculty of Engineering. Mr. Liu had worked in Wuhan Iron & Steel Corporation for 27 years and held various senior positions including Plant Manager of the Hot Strip Plant and the First Deputy General Manager and Chief Engineer of Wuhan Iron & Steel Complex. Mr. Liu joined Angang Holding in 1994 as the General Manager. He is also an alternate member of the 16th Central Committee of the Communist Party of the PRC and a representative in the 10th National People's Congress. Mr. Liu was awarded the Technology Progress Reward by Ho Leung Ho Li Foundation (何梁何利基金科技進步獎) in 1998. He was elected as the 2nd Environmental Protection Ambassador of the PRC in 2005, He received Yuen Po Wah Corporate Management Golden Award form China Corporate management Scien Foundation. Mr. Liu has also been granted the title of "Specialist with Outstanding Contribution to the State (對國家有突出貢獻的專家)" and received several National Science Progress Awards from the PRC government and enjoyed special government subsidy. Mr. Liu graduated from Wuhan Institute of Iron and Steel with a Bachelor's degree and from the postgraduate program of Beijing Institute of Iron and Steel in metallurgical engineering.

Mr. Tang Fuping, aged 48, a Director and the General Manager of the Company, is a professor-grade senior engineer. Mr. Tang graduated from North-eastern University with a master degree in engineering. He joined Anshan Iron & Steel Group Complex in 1982. He has served as the factory manager of the No.3 Steel Smelting Plant of Anshan Iron & Steel Group Complex, general manager of Angang New Steel Company Limited, general manager of Angang New Steel and Iron Company Limited, and deputy general manager of Anshan Iron & Steel Group Complex.

Mr. Yang Hua, aged 44, the Vice Chairman of the Company, is a member of the Standing Committee of the Party Committee of Angang Holding and an associate professor. Mr. Yang graduated from the Faculty of Philosophy of Beijing University in 1990 with a Master's degree. He joined Angang Holding in the same year and has been a Deputy Head of the Education Division of Angang Party School, Deputy Secretary to the Party Committee of Iron Smelting Plant and Half Continuous Rolling Plant of Angang Holding, Secretary to the Party Committee of Iron Smelting Plant of Angang Holding, the Head of Angang Holding Office, Assistant to General Manager of Angang Holding, Secretary to the Party Committee of the Company, Deputy Secretary to the Party Committee of Angang Holding and Secretary to the Party Committee of ANSI.

Mr. Yao Lin, aged 41, a Director of the Company and a Deputy General Manager of Angang Holdings, is a senior engineer. Mr. Yao joined Angang Holding in 1988 and has held various positions including Assistant to Plant Manager, Deputy Plant Manager and Plant Manager of Cold Rolling Plant and the General Manager of the Company. Mr. Yao graduated from Dalian Polytechnic University with a Master's degree in business administration.

1. MEMBERS OF THE BOARD *(continued)*

Executive Directors *(continued)*

Mr. Huang Haodong, aged 41, is a Director of the Company and a senior engineer. Mr. Huang graduated from the North-East University with a master degree. He had been the technician and secretary of Wuhan Steel and Iron (Group) Company; Deputy Head of Secretary Department of Angang Holding; Deputy Factory Manager and Factory Manager of Angang Small Steel Product Plant; Deputy Factory Manager and Factory Manager of Hot Rolled Strip Plant of Angang New steel and Iron Company Limited; Assistant to General Manager of ANSI and concurrently Factory Manager of the Hot Rolled Plant of ANSI; and Deputy General Manager of ANSI and concurrently Head of Production Department.

Mr. Fu Wei, aged 46, is a Director and a Deputy General Manager of the Company and a senior engineer. Mr. Fu joined Angang Holding in 1982 and has held various positions including the Assistant to the Plant Manager and the Head of the Mechanical Division of Cold Rolling Plant, Chairman of the Workers' Union of Cold Rolling Plant of Angang Holding, Head of Facility Division, the Head and Assistant to the General Manager and the Head of the Facility Division of the Company. Mr. Fu graduated from the Anshan Institute of Iron and Steel with a Bachelor's degree.

Mr. Fu Jihui, aged 54, is a Director, Company Secretary and a Deputy General Manager of the Company and a senior accountant. Mr. Fu joined Angang Holding in 1969 and has held various positions including Deputy Manager of the Finance and Accounting Department of Angang Holding. Mr. Fu graduated from North-East University of Finance and Economics with a Master's degree in industrial accounting.

Ms. Zhang Lifen, aged 41, is a Director and a Deputy General Manager of the Company and a senior engineer. Ms. Zhang joined Angang Holding in 1986 and has been the Assistant to Plant Manager, Deputy Plant Manager, Acting Plant Manager and Plant Manager of Wire Rod Plant of Angang Holding. Ms. Zhang graduated from Beijing Science and Technology University with a Master's degree in metallurgical material engineering.

1. MEMBERS OF THE BOARD *(continued)*

Non-executive Directors

Mr. Yu Wanyuan, aged 45, is a Director of the Company and a Deputy General Manager of Angang Holding and a senior accountant. Mr. Yu joined Angang Holding in 1998. Mr. Yu graduated from Northeast University with a Bachelor's degree in mechanical engineering. He studied at the Economic College of Xiamen University in 1984 and obtained a second Bachelor's degree in engineering management from Northeast University in 1990. Mr. Yu held the positions of Deputy Director of Financial Department of Northeast University, Accounting Director of Shenyang Xinji Real Estate Development Company, Deputy Chief Accountant of Northeast University, Assistant to General Manager, Deputy Chief Accountant and Head of the Department of Finance and Accounting of Angang Holding.

Independent non-executive directors

Mr. Wang Linsen, aged 68, is an independent non-executive director of the Company and a professor-grade senior engineer. Mr. Wang graduated from the Beijing Teacher's Institute with a Bachelor's degree. He once worked as Supervisor of the Office of the Ministry of Metallurgical Industry, Head of the System Reform Department of the Ministry of Metallurgical Industry, Head of Legal System Reform of the Ministry of Metallurgical Industry, Deputy Governor of China Metallurgical Enterprises Management Association. Currently Mr. Wang is a Vice Dean of Beijing Institute of Modem Recycling Economy.

Mr. Yao Weiting, aged 59, is an independent non-executive director of the Company and a registered accountant and a senor accountant in the PRC. Mr. Yao once served as General Manager of the Sales Division of Wuhan Iron and Steel Company, Deputy Head of the Economic Regulation Department of the Ministry of Metallurgical Industry, Deputy Director of Office 26 of the State Council Compliance Inspectors' General Office, Deputy Director of Office 15 of the Supervisory Committee of the Central Enterprises Working Committee of the Central Communist Party and Chief Accountant of Air China. Currently, he is a Deputy General Manager of Air China Holdings and Managing Governor of the China Chief Accountant Association, a member of the China Civil Aviation Technological Assessment Commission and the General Affairs Officer of the China Communication Accounting Association.

Mr. Liu Yongze, aged 56, is an independent non-executive director of the Company and a registered accountant and a senior accountant in the PRC. Mr. Liu graduated from the accounting faculty of Dongbei Finance and Economics University with a Doctor's degree. Mr. Liu was a professor, vice officer and officer of the Accounting Faculty of Dongbei Finance and Economics University and is currently the dean of the Accounting Faculty of Dongbei Finance and Economics University.

1. MEMBERS OF THE BOARD *(continued)*

Independent non-executive directors *(continued)*

Mr. Francis Li Chak Yan, aged 39, is an independent non-executive director of the Company and a practising lawyer in Hong Kong. He graduated from the City University of Hong Kong in Hong Kong laws with a Bachelor's degree (upper second honour) in law in 1994. He was a lawyer at Coudert Brothers, the Vice President of DBS Asia Capital Ltd. and a partner of Koo and Partners in association with Paul, Hastings, Janofsky & Walker LLP. Currently, he is a partner of Squire, Sanders & Dempsey.

Ms. Wang Xiaobin, aged 38, is an independent non-executive director of the Company and a member of Institute of Chartered Accountants in Australia, Australian Society of Certified Practising Accountants and Securities Institute of Australia. She has worked with the audit and business consulting department of PriceWaterhouse (Australia) and then served as a Director of Investment Bank Department of Internationale Nederlanden Bank N.V.. Ms. Wang is currently the financial controller and an executive director of China Resources Power Holdings Company Limited.

2. MEMBERS OF THE SUPERVISORY COMMITTEE

Mr. Qi Cong, aged 60, is the Chairman of the Supervisory Committee of the Company and the Secretary to the Party Committee of Angang Holding and a senior engineer. Mr. Qi joined Angang Holding in 1970 and has held various positions including Deputy Plant Manager of the Oxygen Plant, Plant Manager of the Gas Plan, Manager of the Corporate Legal Department, Manager of the Corporate Management Department of Angang Holding. Mr. Qi graduated from Qinghua University with a Bachelor's degree.

Mr. Zhou Fa, aged 60, is a supervisor of the Company. Mr. Zhou joined Angang Holding in 1971. He graduated from Institute of International Studies of the People's Liberation Army majoring in foreign diplomatic relations. Mr. Zhou has been the Chief of staff on the Armed Forces in the Shenyang Army Region of Liaoning province, Head of People's Armed Equipment Division of Angang Holding, Deputy of Organization and Personnel Division of Angang Holding, Deputy Secretary to the Party Committee of Angang Thick Plate Plant and the Chairman of Trade Union of the Company.

Mr. Xing Guibin, aged 46, is a supervisor of the Company. Mr. Xing joined the Steel Smelting Plant No. 1 of the Company in 1982 and is currently the secretary to a branch of the Party of the Company in the continuous casting operation area. He was accredited as a model labour worker by Angang Holding in 1991; and accredited as a special model labour worker in by the Anshan Municipal Government in 1993 and was recognized as a model labour worker in the national metallurgical industry in 1994 and a national model labour worker by the State Council in 1993. He was granted one of the top ten national outstanding youths award by the Communist Youth Party of the central government in 1993 and was accredited an outstanding member of the Communist Party by the Liaoning Provincial Commission in 1993.

3. OTHER SENIOR MANAGEMENT MEMBERS

Mr. Li Zhongwu, aged 43, is a Deputy General Manager of the Company and a senior engineer. Mr. Li graduated from the Faculty of Steel Smelting of Anshan Institute of Iron and Steel in 1987 with a Bachelor's degree. He joined Angang Holding in the same year and had been a Deputy Plant Manager and the Plant Manager of Steel Smelting Plant of Angang Holding, a Deputy General Manager of Angang International Trading Corporation (鞍鋼國貿公司) and the Head of its Steel and Iron Sales Department, and a Director of the Company.

Mr. Ma Lianyong, aged 44, is the Chief Accountant of the Company and a senior accountant. Mr. Ma joined Angang Holding in 1984, and served as the chief accountant of Angang Construction's Complex Construction and Installation Corporation (鞍鋼建設公司綜合建築安裝總公司) and Anshan Yinzuo Group Company Limited (鞍山銀座集團股份有限公司), the deputy head of Finance and Treasure Department of Angang Holding and the deputy head of Finance Department of Angang New Steel and Iron Company Limited. Mr. Ma received a master degree in industrial foreign trade and industrial accounting from Beihang University and a master degree in engineering management from North-East University.

The Board is pleased to present this annual report and the audited financial statements for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The Company is a major steel manufacturing enterprise in the PRC. It is principally engaged in the production and sale of billets, wire rods, thick plates, cold rolled sheets, galvanized steel sheets, colour coating plates and large steel products. The domestic market share of the Company's cold rolled sheets, galvanized steel sheet, colour coated plates, thick plates, wire rods and large steel products (including H type steel) are 10.83%, 5.33%, 2.03%, 4.14%, 1.52% and 0.58%, respectively.

Income and profit from principal operations of the Group for 2005 by industry and product (Prepared in accordance with PRC Accounting Rules and Regulations)

Unit: Rmb'000

Principal activities by industry

	Income from principle operations	Cost of principle operations	Business tax and surcharges of principal operations	Profit from principal operations	Profit margin from principle operations	Percentage change of income from principal operations compared with previous year Increase / (decrease) (%)	Percentage change of cost of principal operations compared with previous year Increase / (decrease) (%)	Percentage change of profit of principal operations compared with previous year Increase / (decrease) (%)	Percentage change of profit margin from principal operations compared with previous year Increase / (decrease) (percentage points)
Steel pressing and processing	26,488,115	22,642,123	90,660	3,755,332	14.18	14.04	14.27	11.65	(0.30)
Including: connected transactions	2,968,322	2,471,815	10,234	486,273	16.38	5.99	(2.79)	93.24	7.39

PRINCIPAL ACTIVITIES *(continued)*

Income and profit from principal operations for 2005 by industry and product (Prepared in accordance with PRC Accounting Rules and Regulations) *(continued)*

Principal activities by products

	Income from principle operations	Cost of principle operations	Business tax and surcharges of principal operations	Profit from principal operations	Profit margin from principle operations	Percentage change of income from principal operations compared with previous year Increase / (decrease) (%)	Percentage change of cost of principal operations compared with previous year Increase / (decrease) (%)	Percentage change of profit from principal operations compared with previous year Increase / (decrease) (%)	Percentage change of profit margin of principal operations compared with previous year Increase / (decrease) (percentage points)
Cold rolled sheets	8,705,672	7,864,904	24,928	815,840	9.37	7.17	4.12	46.59	2.52
Galvanized steel sheets and colour coated plates	4,278,473	4,051,140	23,178	204,155	4.77	47.66	53.77	(18.83)	(3.91)
Thick Plates	5,282,019	3,670,983	18,998	1,592,038	30.14	10.09	12.28	4.67	(1.56)
Wire rods	2,799,155	2,411,148	16,928	371,079	13.26	0.76	9.65	(34.33)	(7.08)
Large steel products	4,598,695	3,963,941	5,891	628,863	13.67	18.23	14.97	43.26	2.38
Billets	824,101	680,007	737	143,357	17.40	11.20	(4.24)	370.87	13.29
Including: connected transactions	2,968,322	2,471,815	10,234	486,273	16.38	5.99	(2.79)	93.24	7.39

The pricing policy for connected transactions	Not less than the average of the selling prices between the Company and independent third parties in the previous month.

PRINCIPAL ACTIVITIES *(continued)*

Income and profit from principal operations for 2005 by industry and product (Prepared in accordance with PRC Accounting Rules and Regulations) *(continued)*

Note:

1) For cold rolled sheets, the increase in each of the income, profit from and profit margin of the principal operations was mainly attributable to a proportional increase in sales of high value-added products and an increase in product prices.

2) For galvanized steel sheets and colour coated plates, the increase in the income from principal operations was attributable to an increase of 47.51% in sales volume over the last year. The increase in the cost of principal operations was mainly attributable to the increased sales volume and a price hike of raw materials; and the decrease in each of the profit from and profit margin of principal operations was due to the increase in the cost which could not be set off by the increase in the income.

3) For thick plate, the increase in the cost of principal operations was mainly attributable to the increased sales volume and a price hike of raw materials; and the decrease in each of the profit from and profit margin of principal operations was due to the increase in the cost which could not be set off by the increase in the income.

4) For wire rods, the increase in the cost of principal operations was mainly attributable to the increased sales volume and a price hike of raw materials; and the decrease in each of the profit from and profit margin of principal operations was due to the decreased selling prices of products and a price hike of raw materials.

5) For large steel products, the increases in income and profit from principal operations were mainly attributable to an increase in sales volume, a proportional increase in high value-added products and an increase in product prices; the increase in the cost of principal operations was attributable to the increased sales volume and a price hike of raw materials; and the increase in the profit margin of principal operations was attributable to the higher growth of income than that of cost.

6) For billets and connected transactions, the increases in the income, profit from and the gross profit margin of principal operations were mainly attributable to a change in product mix and a rise product prices; and the decrease in the cost of principal operations was due to the decreased sales volume.

PRINCIPAL ACTIVITIES *(continued)*

Segmental information of principal activities by geographical locations (Prepared in accordance with PRC Accounting Rules and Regulations)

Unit: Rmb'000

	Income from principal operations in 2005	Profit from principal operations in 2005	Income from principal operations in 2004	Profit from principal operations in 2004	Increase/ (decrease) of income from principal operations compared with previous year (%)	Increase/ (decrease) of profit from principal operations compared with previous year (%)
Northeast China	12,216,289	1,903,718	10,807,484	1,493,924	13.04	27.43
North China	1,992,783	241,541	1,579,175	224,276	26.19	7.70
East China	4,244,604	431,478	3,549,083	392,813	19.60	9.84
South China	1,846,822	142,054	1,699,174	134,107	8.69	5.93
Central south China	380,918	63,340	609,090	83,055	(37.46)	(23.74)
Northwest China	147,407	19,177	225,111	28,505	(34.52)	(32.72)
Southwest China	171,940	41,388	154,335	32,654	11.41	26.75
Export sales	5,487,352	912,636	4,604,165	974,154	19.18	(6.32)
Total	26,488,115	3,755,332	23,227,617	3,363,488	14.04	11.65

There was neither material change in principal operations or their structure nor the profitability of principal operations in the reporting period as compared with the previous reporting period.

PROFIT DISTRIBUTION PROPOSAL FOR THE YEAR

The Board recommends a cash dividend of Rmb0.36 inclusive of tax per share for 2005 based on the total share capital of 2,962,985,697 shares as at 31 December 2005. The 2.97 billion shares issued by the Company to Angang Holding in 2006 will not be entitled to such dividend. The proposal is subject to the approval at the Company's Annual General Meeting for 2005. Having been approved at the Annual General Meeting, the dividend will be payable to the holders of H Shares of the Company whose names appear on the register of members of the Company at the close of trading on 19 May 2006.

PROFIT DISTRIBUTION FOR THE REPORTING PERIOD

The Company held its Annual General Meeting for 2004 on 9 May 2005, at which the profit distribution proposal for 2004 was passed. It was resolved that a cash dividend of Rmb3 for every 10 shares be paid. On 20 May 2005, the Company paid such cash dividend to the holders of its H shares at the applicable exchange rate of HK$100 to Rmb106.1609, being the average basic exchange rate between Renminbi and Hong Kong dollar as announced by the Bank of China in one calendar week preceding the date appointed for the holding of the Annual General Meeting for 2004. The cash dividend actually paid to holders of H Shares was HK$ 0.28259 per share. On 18 May 2005, the Company paid cash dividend to the holders of its tradable A shares and state-owned legal person shares. As at the record date of 17 May 2005, the Company had 753,985,697 tradable A shares and 1,319,000,000 state-owned legal person shares. A total cash dividends of Rmb3 for every 10 shares were distributed.

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT

As at 31 December 2005, interests in the Company's issued share capital held by Directors, supervisors and senior management were as follows:

Name	Position	Gender	Terms of appointment	Number of shares held as at 1 January 2005 (share)	Number of shares held as at 31December 2005 (share)	Reason of Change
LIU Jie	Chairman of the Board	Male	2003.05 - 2006.06	5,000	6,250	Receipt of consideration shares under the State-owned Share Reform Plan
TANG Fuping	Director General Manager	Male	2005.12 - 2006.06 2005.05 - present	0	0	
YANG Hua	Vice Chairman	Male	2003.05 - 2006.06	0	0	
CAI Denglou	Vice Chairman	Male	2003.05 - 2005.08	0	0	
YAO Lin	Director	Male	2003.05 - 2006.06	5,000	6,250	Receipt of consideration shares under the State-owned Share Reform Plan
HUANG Haodong	Director	Male	2005.12 - 2006.06	0	0	

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT *(continued)*

Name	Position	Gender	Terms of appointment	Number of shares held as at 1 January 2005 (share)	Number of shares held as at 31December 2005 (share)	Reason of Change
FU Wei	Director Deputy General Manager	Male	2003.05 - 2006.06 2000.08 - present	9,000	11,250	Receipt of consideration shares under the State-owned Share Reform Plan
FU Jihui	Director, Board Secretary Deputy General Manager	Male	2003.05 - 2006.06 1997.05 - 2006.03	5,000	6,250	Receipt of consideration shares under the State-owned Share Reform Plan
ZHANG Lifen	Director Deputy General Manager	Female	2003.05 - 2006.06 2000.08 - 2006.03	0	0	
LI Zhongwu	Director Deputy General Manager	Male	2003.05 - 2005.08 2000.08 - 2006.03	0 0	0 0	
YU Wanyuan	Non-executive Director	Male	2003.05 - 2006.06	0	0	
WANG Linsen	Independent non-executive Director	Male	2003.05 - 2006.06	0	0	
YAO Weiting	Independent non-executive Director	Male	2003.05 - 2006.06	0	0	
LIU Yongze	Independent non-executive Director	Male	2003.05 - 2006.06	0	0	
Francis LI Chak Yan	Independent non-executive Director	Male	2003.05 - 2006.06	0	0	
WANG Xiaobin	Independent non-executive Director	Female	2005.05 - 2006.06	0	0	
QI Cong	Chairman of the Supervisory Committee	Male	2003.05 - 2006.06	0	0	
ZHOU Fa	Supervisor	Male	2003.05 - 2006.06	5,000	6,250	Receipt of consideration shares under the State-owned Share Reform Plan
XING Guibin	Supervisor	Male	2003.05 - 2006.06	0	0	
MA Lianyong	Chief Accountant	Male	2002.03 - present	0	0	
Total	—	—	—	29,000	36,250	—

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT *(continued)*

Name	Number of warrants for the shares of the Company held as at 1 January 2005	Number of warrants for the shares of the Company held as at 31 December 2005	Reason of change
LIU Jie	0	750	Receipt of consideration shares under the State-owned Share Reform Plan
YAO Lin	0	750	Receipt of consideration shares under the State-owned Share Reform Plan
FU Wei	0	1,350	Receipt of consideration shares under the State-owned Share Reform Plan
FU Jihui	0	750	Receipt of consideration shares under the State-owned Share Reform Plan
ZHOU Fa	0	750	Receipt of consideration shares under the State-owned Share Reform Plan
Total	0	4,350	—

Note: All the shares mentioned above are tradable A shares and the warrants were for the domestic shares of the Company. Such shares and warrants were held by the persons mentioned above in the capacity of individual beneficial owners.

INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Save as disclosed above, as at 31 December 2005, none of the Directors, Supervisors or Senior Management of the Company had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were recorded in the register required to be kept under Section 352 of the SFO, or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 of the Listing Rules.

POSITIONS HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN THE SHAREHOLDERS OF THE COMPANY

Mr. Liu Jie, Chairman of the Company, has served as the General Manager of Angang Holding, the controlling shareholder of the Company, since December 1994.

Mr. Yang Hua, Vice-Chairman of the Company, has served as the General Affairs Officer of the Party Committee of Angang Holding since December 2001.

Mr. Yao Lin, Executive Director of the Company, has served as a Deputy General Manager of Angang Holding since May 2005.

Mr. Yu Wanyuan, Non-executive Director of the Company, has served as the Deputy General Manager of Angang Holding since December 2001.

Mr. Qi Cong, Chairman of the Supervisory Committee of the Company, has served as the Secretary to the Discipline Committee of Angang Holding since November 1998.

REMUNERATION OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration of each of the Directors, Supervisors and senior management was proposed by the Remuneration and Review Committee under the Board and the Supervisory Committee respectively. Such remuneration has been approved by the Board and the Supervisory Committee and will be proposed for approval by the shareholders at the general meeting. Such remuneration was determined according to the business performance of the Company and the offered by similar enterprises in the PRC.

Name	Total remuneration [(2)] received from the Company during the reporting period *(Rmb)*	Whether receiving remuneration from the holding company or other associated entities
LIU Jie	0	Yes
TANG Fuping	218,750	Yes before the appointment of as the General Manager of the Company
YANG Hua	0	Yes
CAI Denglou	0	Yes
YAO Lin	253,354	Yes after the resignation from the General Manager of the Company and the appointment of as a Deputy General Manager of Angang Holding
HUANG Haodong	0	Yes
FU Wei	264,715	No
FU Jihui	255,435	No
ZHANG Lifen	288,887	No
LI Zhongwu	243,711	No
YU Wanyuan	0	Yes
WANG Linsen	63,235	No
YAO Weiting	63,235	No
LIU Yongze	63,235	No
Francis LI Chak Yan	65,713[(1)]	No
WANG Xiaobin	43,613[(1)]	No
QI Cong	0	Yes
ZHOU Fa	255,941	No
XING Guibin	134,203	No
MA Lianyong	254,335	No
Total	2,468,362	

Note: (1) Assuming that HK$1 equals to Rmb1.0337. It is paid in Hong Kong dollar.

(2) The total remuneration did not include the Company's contribution to retirement schemes and other welfare funds.

RESIGNATION, APPOINTMENT OR DISMISSAL OF THE COMPANY'S DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

The Company's Annual General Meeting for 2004 was held on 9 May 2005 at which the appointment of Ms. Wang Xiaobin as an independent non-executive director of the Company was considered and approved.

The 19th meeting of the third Board was held on 30 May 2005 at which the appointment of Mr. Tang Fuping as the general manger of the Company and the resignation of Mr. Yao Lin as the general manger of the Company were considered and approved.

The 20th meeting of the third Board was held on 12 August 2005 at which the resignation of each of Mr. Cai Denglou and Mr. Li Zhongwu as a Director of the Company was approved.

The Company's second extraordinary general meeting for 2005 was held on 28 December 2005 at which the appointment of each of Mr. Tang Fuping and Mr. Huang Haodong as a director of the Company was considered and approved.

OPERATIONS AND RESULTS OF THE MAJOR CONTROLLED OR INVESTED COMPANIES

ANSC-TKS Galvanizing Co., Ltd. ("ANSC-TKS"), is a jointly controlled entity established by the Company and ThyssenKrup Stahi AG to be engaged in the production of galvanized steel sheets. ANSC-TKS has registered capital of US$60 million and each of the Company and Thyssenkrug Stahi AG owns 50% equity interest in it. The production facilities of ANSC-TKS commenced commercial operation in December 2003. As at 31 December 2005, its total assets and shareholders' funds amounted to Rmb1,656,079,000 and Rmb301,169,000, respectively. For 2005, it recorded an income from the principal operations of Rmb1,951,897,000 and a net loss of Rmb57,442,000. (Prepared in accordance with PRC Accounting Rules and Regulations)

In November 2004, ANSC - Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited ("ANSC-Xinchuan"), was established by the Company and Dalian Xinchuan Heavy Industries Company Limited as a jointly controlled entity, in which each party has a 50% equity interest. It has an initial registered capital of Rmb40,000,000. ANSC-Xinchuan is mainly engaged in the processing of steel products, and the manufacturing, distribution and sales of structural steel. The production facilities of ANSC-Xinchum are still under construction.

MAJOR SUPPLIERS AND CUSTOMERS

The cost of purchase from the Group's five largest suppliers amounted to Rmb19.346 billion, representing 87.98% of the Group's total purchase for the year of which purchases from the largest supplier represented 85.36% of the Group's total purchases. The sales to the Group's five largest customers aggregated to Rmb12.572 billion, representing 47.46% of the Group's total turnover for the year and the largest customer accounted for 24.10%.

ANSI is a wholly-owned subsidiary of Angang Holding, the controlling shareholder of the Company and the largest supplier of materials to the Group. Except for those disclosed in this report, none of the Directors, supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold 5% or more of shares in the Company) had any interest in any of the aforementioned suppliers and customers of the Group during 2005.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors and supervisors of the Company has entered into a service contract with the Company which is valid till 20 June 2006. No Director or supervisor has entered into any service contract with the Company which may not be terminated by the Company within one year without compensation other than statutory compensation.

PURCHASE, SALE AND REDEMPTION OF SECURITIES

In 2005, the Company issued 43,451 A shares upon conversion of the convertible debentures issued by the Company in March 2000. Other than the A shares issued upon such conversion, there was no other purchase, sale or redemption by the Company or any of its subsidiaries of its securities during the year.

PRE-EMPTIVE RIGHTS

In accordance with the articles of association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS

In 2005, none of the Directors or supervisors of the Company had any material interests in any contracts in which the Company, or the holding Company or any of its subsidiaries were involved in.

FIXED ASSETS

Movements in the fixed assets during the year are set out in note 13 on the financial statements prepared in accordance with IFRSs included in this report.

CONVERTIBLE DEBENTURES

Details of the convertible debentures are set out in note 23 on the financial statements prepared in accordance with IFRSs included in this report.

OPERATING RESULTS

The results of the Group for the year ended 31 December 2005 and its financial position as at that date are set out in the financial statements prepared in accordance with IFRSs included in this report.

SHARE CAPITAL

Movements in share capital during the year are set out in note 25 on the financial statements prepared in accordance with IFRSs included in this report. Increase in share capital during the year was attributable to the conversion of convertible debentures.

RESERVES

Movements in the reserves during the year are set out in notes 26 to 28 on the financial statements prepared in accordance with IFRSs included in this report.

EMPLOYEE RETIREMENT SCHEME

Details of the employee retirement scheme of the Company are set out in note 33 on the financial statements prepared in accordance with IFRSs included in this report.

CONTINUING CONNECTED TRANSACTIONS

Details of continuing connected transactions for the year are set out on pages 65 to 68 of this report.

FIVE-YEAR SUMMARY

A summary of the results and of the asset and liabilities of the Company for the past five years is set out on page 204 of this report.

CHAPTER 13 DISCLOSURE

The Directors confirmed that there were no matters occurring in 2005 which would have given rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing rules. The Company's controlling shareholder did not pledge any of its shares in the Company to secure any debts, guarantees or other support of obligations of the Company, nor make any loan agreements imposing specific obligations on the controlling shareholders.

SUFFICIENT PUBLIC SHAREHOLDINGS

According to the information obtained by the Company through public channels, and so far as the Directors are aware of as at the latest practical date before the publishing of this annual report, the Company has been maintaining sufficient public shareholdings to comply with the Listing Rules during the year.

AUDITORS

KPMG (Certified Public Accountants in Hong Kong) and KPMG Huazhen (Registered Accountants in the PRC) were appointed as the Company's international and domestic auditors respectively in 2005. A resolution for the reappointment of KPMG and KPMG Huazhen as the Company's international and domestic auditors respectively, for 2006 will be proposed at the 2005 Annual General Meeting to be held on 20 June 2006.

WORKING REPORT OF THE BOARD

The Board meetings during the reporting period

(1) The 14th meeting of the third Board was held on 11 January 2005, at which the proposed proposal in relation to the retirement of certain assets in a total amount of Rmb3,655,500 was considered and approved.

(2) The 15th meeting of the third Board was held on 16 March 2005. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 17 March 2005.

(3) The 16th meeting of the third Board was held on 18 April 2005, at which the 2005 First Quarterly Report of the Company was considered and approved.

(4) The 17th meeting of the third Board was held on 9 May 2005, at which the proposed distribution of ANSI's profit for the period from 1 September 2004 to the last day of the month immediately preceding the completion date (as defined in the agreement in relation to the acquisition of 100% eqity interest in ANSI entered into between the Company and Angang Holding) was considered and approved.

(5) The 18th meeting of the third Board was held on 25 May 2005. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 26 May 2005.

(6) The 19th meeting of the third Board was held on 30 May 2005. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 31 May 2005.

WORKING REPORT OF THE BOARD *(continued)*

The Board meetings during the reporting period *(continued)*

(7) The 20th meeting of the third Board was held on 12 August 2005. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 15 August 2005.

(8) The 21st meeting of the third Board was held on 20 October 2005. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 21 October 2005.

(9) The 22nd meeting of the third Board was held on 26 October 2005, at which the 2005 Third Quarterly Report of the Company was considered and approved.

(10) The 23rd meeting of the third Board was held on 1 December 2005, at which the following matters were considered and approved:

i) the transfer of 20% interests held by Wuhan Zhongren Ruizhong Auto Parts Industry Co., Ltd in TKAS (Changchun) Tailored Blanks Ltd to ThyssenKrupp Tailored Blanks GmbH and the Company and the acquisition of the 6% interests in TKAS (Changchun) Tailored Blanks Ltd by the Company.

ii) the contribution of additional capital to TKAS (Changchun) Tailored Blanks Ltd by the Company.

On behalf of the Board
Liu Jie
Chairman

10 April 2006

During the year, members of the Supervisory Committee duly fulfilled their duties in accordance with the Company Law and the articles of association of the Company in order to protect the lawful interests of the Company and its shareholders.

(i) The Supervisory Committee attended 3 general meetings and 3 Board meetings of the Company as non-voting participants and convened 3 supervisory meetings. The Supervisory Committee has given independent opinions and advices on the basis of their full knowledge of the Company's major production and operation decisions and implementation process.

1. On 16 March 2005, the third Supervisory Committee held the sixth meeting, at which the following matters were considered and approved passed:

   (1) The Company's annual report for 2004;

   (2) The report of the Supervisory Committee of the Company for 2004;

   (3) The proposed remuneration for the supervisors of the Company for 2004.

2. On 12 August 2005, the third Supervisory Committee held the seventh meeting, at which the following matters were considered and approved:

   (1) The Company's interim report and its summary for 2005;

   (2) The Company's interim profit distribution proposal for 2005.

3. On 20 October 2005, the third Supervisory Committee held the eighth meeting, at which the proposed issue of new shares for the acquisition of assets was considered and approved.

(ii) The Supervisory Committee assisted the Company in regulating itself as a joint stock company and strengthening its internal supervision. It also effectively monitored the Company's operations to ensure compliance with the relevant laws and regulations, such as the PRC Company Law and the articles of association of the Company. It has examined and reviewed the connected transactions entered into between the Company and Angang Holding and the relevant information in order to ensure the fairness of such transactions.

The Supervisory Committee had given independent opinions on the following issues:

1. During the year, the Company's operations had complied with all relevant laws and regulations and no violation of regulations had occurred. The Company has improved its internal management system and the decision making procedure of the Company and complied with applicable laws and regulations.

2. None of the Directors and the general manager had violated any laws or regulations or the articles of association of the Company when performing their duties or have otherwise acted in a manner as to infringe upon the interests of the Company.

3. The Company's financial report accurately reflected the Company's financial position and operating results.

4. The actual application of the proceeds was in line with the projects undertaken.

5. The Company's asset acquisitions were based on fair considerations without insider dealing and the interests of minority shareholders were not adversely affected and the Company did not occur any loss in value to its assets.

6. During the year, continuing connected transactions and other connected transactions were conducted on a fair basis in the Company's production and operation. There was no insider dealing and the interests of the Company were not adversely affected.

On behalf of the Supervisory Committee
Qi Cong
Chairman of the Supervisory Committee

10 April 2006

1. REVIEW OF OPERATIONS

The competition was fierce in the PRC steel market in 2005. Domestic steel enterprises were challenged by overcapacity, shortage of energy supply, rising prices of raw materials and declining prices of steel products.

Facing such adverse factors, the Company took active efforts in exploring market, strengthening research and development on market-oriented basis and reducing production cost to minimise adverse impacts and achieved the ever best records in its production, operation, innovation and renovation. Meanwhile, the Company substantially moved forward with assets restructuring, laying a solid foundation for its future development.

(1) Operating Results

In accordance with IFRSs, the Group recorded a net profit of Rmb2,117,397,000 for the year ended 31 December 2005, representing an increase of 17.79% as compared with the previous year, and basic earnings per share was Rmb0.715.

In accordance with PRC Accounting Rules and Regulations, the Group recorded a net profit of Rmb2,079,485,000 for the year ended 31 December 2005, representing an increase of 17.07% as compared with the previous year, and basic weighted average earnings per share was Rmb0.702.

(2) Analysis of the Group's Financial and Operational Status

Prepared in accordance with PRC Accounting Rules and Regulations

Unit: Rmb'000

Item	2005	2004	Change (%)
Total assets	**14,289,823**	15,343,328	(6.87)
Long-term liabilities	**604,013**	1,244,548	(51.47)
Shareholders' funds	**11,329,257**	10,133,942	11.80
Income from principal operations	**26,488,115**	23,227,617	14.04
Profit from principal operations	**3,755,332**	3,363,488	11.65
Net profit	**2,079,485**	1,776,337	17.07
Net (decrease) / increase in cash and cash equivalents	**(2,185,794)**	141,157	(1,648.48)

1. REVIEW OF OPERATIONS *(continued)*

(2) Analysis of the Group's Financial and Operational Status *(continued)*

Prepared in accordance with IFRSs

Unit: Rmb'000

Item	2005	2004	Change (%)	Reason for change
Total assets	**14,223,931**	14,899,934	(4.54)	A
Non-current liabilities	**604,013**	1,244,548	(51.47)	B
Total equity attributable to equity shareholders of the Company	**11,250,702**	10,022,276	12.26	C
Turnover	**26,488,115**	23,227,617	14.04	D
Gross profit	**3,724,184**	3,372,351	10.43	D
Profit for the year and attributable to equity shareholders of the Company	**2,117,397**	1,797,587	17.79	E
Net (decrease) / increase in deposit with banks and cash and cash equivalents	**(2,185,794)**	141,157	(1,648.48)	F

Note:

A. The decrease in total assets was attributable to repayment of bank loans and distribution of dividends;

B. The decrease in non-current liabilities was attributable to transferral of bank loan mature within one year to current liabilities;

C. The increase in total equity attributable to equity shareholders of the Company was attributable to the profit generated from operations;

D. The increases in turnover and gross profit were mainly attributable to the increase in sales volume, the proportional increase in sales of high value-added products and the increased product prices;

E. The increase in profit for the year and attributable to equity shareholders of the Company was mainly attributable to the increase in gross profit; and

F. The decrease in deposit with banks balance and cash and cash equivalents was attributable to repayment of loans, payment of construction expenses and distribution of dividends.

1. REVIEW OF OPERATIONS (continued)

(3) Analysis of the changes of financial figures of the Group's assets and expenses (prepared in accordance with PRC Accounting Rules and Regulations)

Unit: Rmb'000

Item of Balance Sheet	31 December 2005 Amount	31 December 2005 As a percentage in total assets (%)	31 December 2004 Amount	31 December 2004 As a percentage in total assets (%)	Increase/ (decrease) of percentage in total assets compared with previous year(%)
Cash at bank and in hand	**562,339**	**3.94**	2,748,133	17.91	(13.97)
Receivables and Prepayments	**1,369,558**	**9.58**	2,295,374	14.96	(5.38)
Fixed assets, at cost	**11,438,201**	**80.04**	11,146,973	72.65	7.39
Accumulated depreciation	**4,905,493**	**34.33**	4,067,194	26.51	7.82
Construction in progress	**2,840,603**	**19.88**	611,746	3.99	15.89
Undistributed profit	**3,732,361**	**26.12**	2,960,225	19.29	6.83

Note:

1) The decrease in the percentage of cash at bank and in hand in total assets was attributable to repayment of loans, payment of construction expenses and distribution of dividends.

2) The decrease in accounts receivables and premayments was mainly attributable to the decrease in bills receivable, which was due to the decrease in working capital as a result of repayment of loans, payment of construction expenses and distribution of dividends, discounting of bills of Rmb200,000,000 and endorsement of bills of Rmb589,000,000.

3) The increase in fixed assets at cost was attributable to completion of certain technological renovation projects which were transferred to fixed assets during the reporting period.

4) The increase in accumulated depreciation was attributable to provision for depreciation during the reporting period.

5) The increase in construction in progress was attributable to the increase in project expenses for the 2130 cold rolling production line and other project expenses.

6) The increase in undistributed profit was attributable to the net profit generated from operations during the reporting period.

1. REVIEW OF OPERATIONS (continued)

(3) Analysis of the changes of financial figures of the Group's assets and expenses (prepared in accordance with PRC Accounting Rules and Regulations) *(continued)*

Unit: Rmb'000

Item of Income Statement	**2005**	2004	Increase / (decrease) compared with previous year%
Operating expenses	**462,875**	423,192	9.38
Administrative expenses	**348,542**	281,900	23.64
Financial expenses	**64,038**	120,840	(47.01)
Income tax	**902,969**	856,406	5.44

Note:

1) The increase in operating expenses was attributable to the rise in selling costs from the increased sales volume and the rise in export operating expenses from the increased exports volume.

2) The increase in administrative expenses was mainly attributable to the expenses arising from the Company's acquisition of the entire equity interests in ANSI.

3) The decrease in financial expenses was attributable to repayment of bank loans and the decrease in interest expenses as a result of the decreased loans.

4) The increase in income tax was attributable to the increased total profit.

1. REVIEW OF OPERATIONS (continued)

(4) Analysis of components of cash flow generated from the Group's operating activities, investing activities and financing activities (prepared in accordance with PRC Accounting Rules and Regulations)

Unit: Rmb'000

Item	2005	2004	Main reason for change
Net cash flows from operating activities	**2,553,120**	1,594,803	The increase in net cash inflow from operating activities was mainly due to the increase in net profit from operations and the decreases in both operating receivables and the increment of inventories
Net cash flows from investing activities	**(2,655,508)**	(836,358)	The increase in net cash outflows from investing activities was due to acquisition of fixed assets and the increase in construction expenses.
Net cash flows from financing activities	**(2,096,443)**	(593,128)	The increase in net cash outflows from financing activities was mainly due to the year-on-year increases in repayment of loans and payment of dividends.

(5) Number of Employees of the Company, Employees' Qualifications, Salary Policy and Training Programmes of the Company

As of 31 December 2005, the Company had 6,092 employees, among whom 3,855 were in production, 37 in sales, 450 in technology, 54 in accounting and 454 in administration. Of the Company's employees, 1,002 had bachelor or higher degrees, representing 16.4% of the total number of the employees, 1,117 had diplomas, representing18.3% of the total number of the employees and 252 had secondary education, representing 4.1% of the total number of the employees.

In 2005, the Company provided variegated training programmes to address different needs of its employees. During the year, the Company organised various training programmes to a total of 20,214 participants, of whom, 665 from management, 2,162 from administration and technology teams and 17,387 from production and services.

1. REVIEW OF OPERATIONS *(continued)*

(5) Number of Employees of the Company, Employees' Qualifications, Salary Policy and Training Programmes of the Company) *(Continued)*

The Company adopted position-linked and liability-linked annual remuneration packages for the senior management; position-linked remuneration and new product incentive packages for scientific research personnel; sales profit-linked remuneration package for sales personnel; and position-linked remuneration packages for other personnel.

2. IMPACT OF TAX RATE, EXCHANGE RATE AND INTEREST RATES

With effect from 21 July 2005, the PRC adopted a managed floating exchange rate system subject to adjustment with reference to the basket of currencies based on market supply and demand. The Company exports some of its products and also imports certain equipment and spare parts. As the Company had adopted a foreign exchange risk control while entering into contracts for such import and export, the changes in the exchange rates had no material impacts on the Company.

There was no material impacts on the changes of tax rate and exchange rates on the Company when comparing the figures of 2005 and that of 2004.

3. INVESTMENT OF THE COMPANY

(1) External Investments

The Company's external investment for 2005 amounted to Rmb2,479,000, representing a decrease of 94.69% from Rmb46,664,000 in the last year.

The 23rd meeting of the third Board was held on 1 December 2005, at which the Company's acquisition of 6% interests (equivalent to Rmb2,479,000) in TKAS (Changchun) Tailored Blanks Ltd held by Wuhan Zhongren Ruizhong Auto Parts Industry Co., Ltd was considered and approved.

3. INVESTMENT OF THE COMPANY (continued)

(2) Use of Proceeds

In March 2000, the Company issued convertible debentures at the total par value of Rmb1,500,000,000, raising a total of Rmb1,480,000,000, in the PRC.

Unit: Rmb'000

Total proceeds	1,480,000
Total use of proceeds during the year	0
Total accumulated use of proceeds	1,480,000

Projects undertaken	Proposed investment	Changes in use of proceeds	Actual investment	Actual (estimated) benefits	Whether progressing as scheduled and estimated return
Renovation of cold rolling line	1,950,000	No	1,585,710	313,809	Yes
Cold Rolling Plant's renovation of No. 2 and 3 cross cutting lines	100,000	No	32,960	31,098	Yes
Cutting and Distribution centre for the Cold Rolling Plant	180,000	No	0	15.66% (estimated)	No
Total	2,230,000	—	1,618,670	—	—

Reason for the failure keeping in line with the schedule and estimated return	The delay in completion of the cutting and distribution centre for the cold rolling plant was due to the further analysis required with respect to the Company's operation plans.

3. INVESTMENT OF THE COMPANY (continued)

(3) Progress of investment of non-publicly raised funds

Item	Estimated amount (Rmb'000)	Progress	Return
2130 cold rolling production line	2,640,000	Under construction	—
Total	2,640,000	—	—

4. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE OF THE GROUP (PREPARED IN ACCORDANCE WITH IFRSs)

As at 31 December 2005, the Group had long-term loans of Rmb604 million (exclusive of loans due within one year) with annual interest rates ranging from 5.76% to 6.12%. Under the term of 2 to 9 years, the loans will expire in the period from 2007 to 2014. The loans are mainly used for technological rennovation. The Group's bank loans due within one year amounted to Rmb758 million. With good creditability and high profitability of products, the Group has sufficient cash to repay the existing liabilities falling due in the future.

As at 31 December 2005, the Group's deposits with banks and cash and cash equivalents decreased by Rmb2,186 million to Rmb562 million from Rmb2,748 million in the previous year, which was mainly due to payment of construction expenses, repayment of loans and distribution of dividends.

As at 31 December 2005, the Group's total assets less current liabilities amounted to Rmb11.855 billon, as compared with Rmb11.267 billon as at 31 December 2004. The shareholders' fund of the Group amounted to Rmb11.251 billon in 2005, as compared with Rmb10.022 billon as at 31 December 2004.

5. ASSET PLEDGED

ANSC-TKS Galvanizing Co., Ltd ("ANSC-TKS") pledged its trade receivables, land use rights, construction in progress, properties, buildings and machinery and equipment to the Bank of China as security for its loans from the Bank of China. In addition, the Company pledged its 50% equity interests in ANSC-TKS to the Bank of China.

6. CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

As at 31 December 2005, the Group had capital commitment of Rmb21.457 billion, which were primarily the expenditures for the acquisition of the entire equity interests in ANSI and construction projects.

As at 31 December 2005, the Group did not have any contingent liabilities.

7. FOREIGN EXCHANGE RISK

Save for certain product exports, the Company's sales of products and purchases of equipment, raw materials and spare parts are mainly denominated in Renminbi. Therefore, there is no material exposure to foreign exchange risks in the Company's transactions.

8. GEARING RATIO

In accordance with IFRSs, the shareholders' funds to liabilities ratio of the Group as at 31 Decmeber 2005 was 3.78 times, compared with 2.05 times as at 31 December 2004.

1. CORPORATE GOVERNANCE PRACTICE

With shares listed on both the Hong Kong Stock Exchange and the Shenzhen Stock Exchange, the Company is committed to improving its corporate governance in accordance with international corporate governance standards. The Board and the management understand that they are responsible for sound corporate governance practice and procedures with strict implementation, so as to ensure the interests of shareholders and maximise the investment return for the shareholders in the long run.

Following the coming into effect of the Code on Corporate Governance Practices ("the Code") issued by Hong Kong Stock Exchange, the Company has further improved its corporate governance pursuant to the Code. During the reporting period, the Company has complied with all code provisions and most of the recommended best practices set out in the Code.

2. SECURITIES TRANSACTIONS OF DIRECTORS

The Board has adopted the relevant code for securities transactions by Directors in compliance with the Listing Rules. After specific enquiries to each of Directors, the Directors confirmed that they have complied with the standards set out in Appendix 10 to the Listing Rules.

3. INDEPENDENT NON-EXECUTIVE DIRECTORS

Throughout the reporting period, the Board has been in compliance with the Rule 3.10(1) of the Listing Rules, which requires a company to maintain at least three independent non-executive directors, and with the Rule 3.10(2) of the Listing Rules, which requires one of those independent non-executive directors to possess professional qualifications or to be specialised in accounting or relevant financial management.

Pursuant to the requirements of the Hong Kong Stock Exchange, the Company has conducted verifications on its independent non-executive directors in respect of their independence as follows: the Company has accepted the written confirmation of each of the independent non-executive directors ascertaining that they are in compliance with Rule 3.13 of the Listing Rules in respect of their independence. The Company is of the opinion that all of the independent non-executive directors are independent.

4. THE BOARD AND ITS SPECIAL COMMITTEES

(1) Composition of the Board and its Special Committees

The Board of the Company comprises 14 members including 1 Chairman, 7 executive directors, 1 non-executive director and 5 independent non-executive directors. The number of independent non-executive directors represents one-third of the Board.

The Board establishes 4 special committees the members of which are directors only. In particular, the majority of the members of the Audit Committee, Nomination Committee, Remuneration and Review Committee independent non-executive directors who are also the conveners.

These special committees report to the Board and submit proposals to the Board for consideration and approval.

4. THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(1) Composition of the Board and its Special Committees *(continued)*

The composition of the Board and the attendance of the Directors at the meeting during the reporting period are as follows:

Name	Position in the Board	Attendance to meetings
LIU Jie	Chairman	100%
TANG Fuping	Executive Director	100%
YANG Hua	Executive Director	100%
YAO Lin	Executive Director	100%
HUANG Haodong	Executive Director	100%
FU Wei	Executive Director	100%
FU Jihui	Executive Director	100%
ZHANG Lifen	Executive Director	100%
YU Wanyuan	Non-executive Director	100%
Wang Linsen	Independent Non-Executive Director	100%
YAO Weiting	Independent Non-Executive Director	100%
LIU Yongze	Independent Non-Executive Director	100%
Francis Li Chak Yan	Independent Non-Executive Director	100%
WANG Xiaobin	Independent Non-Executive Director	100%

All the Directors, including the non-executive directors and independent non-executive directors are subject to a term of 3 years and may be re-elected.

4. THE BOARD AND ITS SPECIAL COMMITTEES (continued)

(2) Duties and Operation of the Board

The Board reports to general meetings and exercises the following powers:

i. to convene and report to shareholders at the general meetings;

ii. to implement the resolutions passed at the general meetings;

iii. to decide the Company's business and investment plans;

iv. to prepare the Company's annual budget and budget implementation proposal;

v. to prepare the Company's profit distribution plan and loss recovery plan;

vi. to prepare the proposals for increases or reductions of the Company's registered capital and the issue of corporate debentures;

vii. to draw up plans for the merger, division or dissolution of the Company;

viii. to determine the Company's internal management structure;

ix. to appoint or dismiss the Company's general manager; to appoint or dismiss a deputy general manager and other senior management members (including financial controller) as nominated by the general manager, and determine their remunerations;

x. to prepare the Company's basic management system; and

xi. to prepare proposed amendments to the articles of association of the Company.

Save for the resolutions in respect of the matters specified in sub-paragraphs vi, viii and xi above which shall be passed by at least two-thirds of the directors, the resolutions in respect of other matters may be passed by at least half of the directors.

The Board of the Company is responsible for preparation of the financial statements for each financial period, which shall reflect the operating status and results and cash flows of the Company for each period on a true and fair basis.

In 2005, the Board held a total of 10 meetings.

4. THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(3) Remuneration and Review Committee

Members of the Remuneration and Review Committee and their attendence at the meetings during the reporting period are as follows:

Name	Position	Attendance to meetings
WANG Linsen	convenor	100%
YANG Hua	member	100%
LIU Yongze	member	100%
Francis LI Chak Yan	member	100%

Main duties of the Remuneration and Review Committee are:

i. to review the assessment criteria of directors and senior management members; to carry out the assessment and to provide advices; and

ii. to review the remuneration policies and terms of employment of directors and senior management members.

In 2005, the Remuneration and Review Committee of the Company held 1 meeting. At the meeting, the performance of Directors and senior management members of the Company during 2004 was assessed and the remunerations of them during 2004 were reviewed, and submitted to the Board for consideration.

4. THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(4) Nomination Committee

Members of the Nomination Committee and their attendence at the meetings during the reporting period are as follows:

Name	Position	Attendance to meetings
YAO Weiting	convenor	100%
LIU Jie	member	100%
YANG Hua	member	100%
WANG Linsen	member	100%
LIU Yongze	member	100%

Main duties of the Nomination Committee are:

i. *to review the criteria and procedures of selection of directors and senior management* members, and provide suggestions;

ii. to conduct extensive search for qualified candidates of Directors and senor management members; and

iii. to access the candidates for Directors and senior management members and provide the relevant recommendations.

In 2005, the Nomination Committee of the Company held a total of 4 meetings to nominate the relevant candidates for the Directors and senior management in accordance with the relevant qualification requirements and the relevant laws and regulations and the articles of association of the Company for the consideration of the Board.

4. THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(5) Audit Committee

Members of the Audit Committee and their attendence at the meetings during the reporting period are as follows:

Name	Position	Attendance to meetings
LIU Yongze	convenor	100%
YU Wanyuan	member	100%
YAO Weiting	member	100%
Francis LI Chak Yan	member	100%

Main duties of the Audit Committee are:

i. to make proposals in relation to the engagement and termination of engagement of the external auditors;

ii. to supervise the Company's internal auditing process and implementation;

iii. to facilitate the communications between internal auditing department and external auditors;

iv. to review financial information of the Company and its disclosure; and

v. to review the Company's internal control system.

In 2005, the Audit Committee of the Company held a total of 4 meetings. At the meetings, the Audit Committee reviewed the quarterly, interim and annual financial statements and financial information set out in the quarterly, interim and annual reports of the Company, reviewed the internal control system of the Company, and make recommendations in relation to the engagement of external auditors.

The Audit Committee and the management of the Company has reviewed the accounting policy adopted by the Company, and has communication on the issues in relation to auditing, internal control and financial statements, including review for the audited financial statements for the year ended 31 December 2005.

5. CHAIRMAN AND GENERAL MANAGER

The positions of Chairman and General Manager of the Company are assumed by different persons with definite division of duties.

Duties of the Chairman

i. to preside over the shareholders' general meetings and to convene and preside over the Board meetings;

ii. to supervise the implementation of resolutions of the Board; and

iii. to exercise other powers conferred by the Board.

Duties of the General Manager

The General Manager of the Company reports to the Board and exercises the following powers:

i. to take charge of the Company's operation and management and to implement the resolutions of the Board;

ii. to implement the Company's annual business plan and investment plan;

iii. to make proposals in relation to the Company's internal management structure;

iv. to make proposals in relation to the Company's basic management system;

v. to prepare the basic rules and regulations of the Company;

vi. to make proposals in relation to the appointment and the termination of appointment of the deputy general manager or other senior management members of the Company (including financial controller);

vii. to make proposals in relation to the appointment and the termination of appointment of the management personnel other than those required to be appointed or terminated by the Board; and

viii. to exercise other powers conferred under the articles of association or granted by the Board.

6. AUDITORS' REMUNERATION

KPMG and KPMG Huazhen were appointed at the 2004 annual general meeting of the Company as the international and domestic auditors of the Company, respectively, for the year 2005. The remuneration of the Company's auditors for 2005 amounted to HK$3,500,000. The Company reimbursed out of pocket expenses arising from auditing. KPMG and KPMG Huazhen have been appointed as international and domestic auditors of the Company for nine consecutive years for auditing services.

For the purpose of the Company's acquisition of the entire interests in ANSI held by Angang Holding in 2005, KPMG and KPMG Huazhen were respectively appointed as international and domestic auditors of the Company for the material acquisition of assets to provide financial auditing and related services. The auditing fees in connection therewith paid to KPMG and KPMG Huazhen were HK$6,244,000 and Rmb5,400,000 in 2005.

1. MATERIAL LITIGATION AND ARBITRATION

The Group was not involved in any material litigation or arbitration in 2005.

2 ACQUISITION AND DISPOSAL OF ASSETS

Assets acquired	Date of acquisition	Consideration	Net profit contributed to the Company since date of acquisition to the year-end	Whether a connected transaction (if so, state the basis of pricing)	Whether ownership of assets transferred	Whether debts transferred
The entire equity interests in ANSI held by Angang Holding	1 January 2006	Consideration of Acquisition = Initial Consideration + Final Adjustment Amount, where Initial Consideration was Rmb19.69 billion; and Final Adjustment Amount = the audited book value of net assets of ANSI as at the completion date - the audited net asset value of ANSI as at the valuation base date - depreciation, amortisation and other factors resulting from an increase (or decrease) in net asset value of ANSI for the period commencing on the valuation base date and ending on the completion date.	0	A connected transaction Pricing principle: Initial Consideration is based on the net asset value of ANSI as assessed by the PRC Domestic Valuer in its valuation report which is filed with SASAC, as adjusted by Final Adjustment Amount.	Yes	Yes

The said acquisition was approved at the Company's 2005 second extraordinary general meeting, the second class meeting for holders of domestic shares and the second class meeting for holders of H shares on 28 December 2005 and was approved by the CSRC on 25 January 2006.

The Company expects to achieve the integration of its core steel business through the acquisition of upstream facilities for steel production, so as to significantly strengthen its competitiveness as a listed company.

3. MATERIAL CONNECTED TRANSACTIONS

(1) Continuing connected transactions

In 2005, the Company purchased most of the raw materials, energy and utilities necessary for its production operations from, and sold some of its products to Angang Holding and its subsidiaries. The transactions carried out were in accordance with the provisions (including the pricing) of the Materials and Services Supply Agreement entered into between the parties.

1) Purchase of products and receipt of services from connected parties

Items	Pricing principle	Price	Amount (Rmb'000)	As a percentage of the contractual amount of similar transactions (%)
Billets	Not higher than the minimum sales price for the preceding month offered by Angang Holding and its subsidiaries to their independent third party customers and the average prices of batch raw materials quoted to the Company by five independent suppliers in the PRC	Rmb2,416 / tonne	894,420	100
Slabs		Rmb3,048 / tonne	247,400	100
Hot rolled coils		Rmb3,609 / tonne	10,414,143	100
Molten iron		Rmb1,855 / tonne	6,373,485	100
Scrap steel		Rmb1,933 / tonne	481,045	100
Water for industrial use	At cost	Rmb0.86 / tonne	11,463	98.93
Recycled water		Rmb0.39 / tonne	7,777	100
Soft water		Rmb2.96 / tonne	2,728	100
Mixed gas		Rmb21.13 / GJ	175,558	100
Nitrogen		Rmb0.06 / M3	10,852	100
Oxygen		Rmb0.4 / M3	75,770	100
Argon		Rmb1.15 / M3	4,304	100
Hydrogen		Rmb1.55 / M3	15,582	100
Compressed air		Rmb0.08 / M3	16,658	100
Steam		Rmb31.35 / GJ	38,060	95.08
Lime	Not higher than the average selling prices for the preceding month offered by Angang Holding and its subsidiaries to independent third parties	Rmb423 / tonne	83,078	100
Refractory materials		Rmb3,915 / tonne	24,395	10.51
Other ancillary materials		—	52,510	7.08
Total	—	—	18,929,228	—

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

1) Purchase of products and receipt of services from connected parties *(continued)*

Items	Pricing principle	Amount (Rmb'000)	As a percentage of the contractual amount of similar transactions (%)
Railway transportation	State price	50,179	100
Road transportation	Market price	33,574	69.64
Export agency	1.5% as commission	58,996	100
Import of components and accessories		2,913	100
Testing and analysis of products	State price	17,598	33.57
Repair and maintenance of equipment	State price	225,737	40.33
Design and engineering services	State price	120,260	4.73
Heat supply to staff quarters	State price	611	5.84
Telephone / fax / TV services	State price	2,346	74.92
Total		512,214	—
Interest received from Angang Group Financial Company Limited	Interest rates published by the People's Bank of China from time to time	3,778	26.92
Maximum deposit of the Company at Angang Group Financial Company Limited for settlement purpose	—	990,178	—

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

2) Sales of products and provision of services to connected parties

Items	Pricing principle	Price	Amount (Rmb'000)	As a percentage of the contractual amount of similar transactions (%)
Billets	The average selling prices for the preceding month offered by the Company to its independent third parties	Rmb2,834 / tonne	18,188	25.50
Slabs		Rmb3,032 / tonne	326,559	40.38
Cold rolled sheets		Rmb5,810 / tonne	10,354	0.12
Galvanized sheets		Rmb6,001 / tonne	78	0.00
Thick plates		Rmb3,805 / tonne	54,566	1.08
Wire rods		Rmb3,257 / tonne	25,087	0.91
Large steel products		Rmb3,346 / tonne	7,970	0.32
Scrap steel		Rmb1,491 / tonne	767,030	88.49
Pipe billets	Production cost plus a margin not less than 9%	Rmb3,073 / tonne	1,758,490	100
Total	—	—	2,968,322	—

Items	Pricing principle	Amount (Rmb'000)	As a percentage of the contractual amount of similar transactions (%)
Material processing service	Processing of cold rolled silicon steel per tonne amounted to Rmb622 Packaging fee for cold rolled silicon steel per roll amounted to Rmb350	90,503	100

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

The above connected transactions of the Company were all settled in cash.

In 2005, the gross profit margin of the pipe billets sold by the Company to ANSI was 18.38%.

Reason for the continuing connected transactions:

Due to the continuity of steel production, the Company purchases most of raw materials from and sell some of its products to Angang Holding and its subsidiaries. As such continuing connected transactions are neccessary to ensure the continuous and steady production and operation of the Company.

The above connected transactions, as confirmed by the independent non-executive Directors of the Board who are independent of the controlling shareholder, were entered into (a) in the ordinary and usual course of business of the Company; (b) on normal commercial terms; (c) in accordance with the terms of the Materials and Services Supply Agreement; and (d) in accordance with the terms and conditions under the conditional waiver granted by the Hong Kong Stock Exchange.

The auditors to the Company have reviewed the above connected transactions and provided a letter to the Board confirming that the above continuing connected transactions (a) have received the approval of the Board; (b) so far as they are aware, there is no instance of non-compliance with provisions of the Materials and Services Agreement; and (c) the actual amounts of such connected transactions did not exceed the relevant caps under the waiver.

(2) Connected transactions related to asset and equity transfer

On 20 October 2005, the acquisition of the entire equity interest in ANSI held by Angang Holding was considered and approved at the 21st meeting of the third Board of the Company. The acquisition constituted a connected transaction, details of which are set out in the paragraph headed "2. ACQUISITION AND DISPOSAL OF ASSETS" under the section "XI. Significant Events" of this annual report.

As at the valuation date being 30 June 2005, the book value and the appraisal value of the acquired assets were Rmb14,606,708,400 and Rmb19,691,566,500, respectively.

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(2) Connected transactions related to asset and equity transfer *(continued)*

The Final Consideration (as defined below) of the acquisition mentioned above comprising, a cash payment of RMB6,950.3 million and the issuance of 2.97 billion consideration shares at RMB4.29 per share for the acquisition is based on the following formula:

Final Consideration = Initial Consideration + Final Adjustment Amount

"Initial Consideration" being the amount of RMB19,691.6 million, which is the net asset value of ANSI as at 30 June 2005 as assessed by the PRC domestic valuer in its valuation report.

"Final Adjustment Amount" means an amount equal to the net asset value of ANSI as at the completion audit date as audited by KPMG Huazhen under the PRC Accounting Rules and Regulations, less the net asset value of ANSI (before taking into account the change in net asset value resulting from the asset appraisal) as at 30 June 2005 and subject to further adjustments for depreciation, amortisation and other factors resulting from an increase (or decrease) in net asset value of ANSI following the assets appraisal for the period commencing on 1 July 2005 and ending on the completion audit date.

The Initial Consideration has been arrived at based on arm's length negotiations between the Company and Angang Holding. In addition to the cash payment of RMB6,950.3 million, 2.97 billion consideration shares have been issued to Angang Holding as payment for the Initial Consideration. The consideration shares have been issued to Angang Holding at a subscription price of RMB4.29 per consideration share, being the average closing price of the tradable A Shares for the 20 business days up to and including 14 October 2005 (being the last business day prior to the suspension of trading of the tradable A shares on the Shenzhen Stock Exchange in connection with the State-owned Share Reform Plan). The cash payment of RMB6,950.3 million and the Final Adjustment Amount, to be funded by internally generated cash flow and bank loans, will be deferred and paid to Angang Holding in three installments within three years following the completion date of the Acquisition ("Deferred Consideration Payment"). Interest will be payable on the Deferred Consideration Payment at the prevailing interest rate quoted by the People's Bank of China and will be payable together with the relevant annual installment payment of the Deferred Consideration Payment.

(3) Guarantee provided from connected parties to the Company

As at 31 December 2005, Rmb900,000,000 of the Company's bank loan was guaranteed by Angang Holding.

4. MATERIAL CONTRACTS AND THEIR IMPLEMERNTATION

(1) The Group did not enter into any trust, contractual or lease arrangement during the reporting period.

(2) Material guarantee

The Board passed a resolution on 22 October 2002 to approve the Company to establish a jointly controlled entity with Thyssen Krupp Stahl AG ("Thyssen"). In connection with this jointly controlled entity, the Board also approved the Equity Pledge Agreement, the Equity Retention and Subordination Agreement, the Completion Support Agreement and the Fund Shortage Support Agreement with the Bank of China. Pursuant to these agreements, the Company and Thyssen jointly provided a pledge for the jointly controlled entity in relation to a loan of Rmb1.08 billion from the Bank of China, of which, the Company shall provide such pledge to the extent of Rmb540 million. As at 31 December 2005, the Company provided security for a total amount of Rmb462 million, representing 4.08% of the net assets of the Group as at 31 December 2005 (prepared in accordance with the PRC Accounting Rules and Regulations).

(3) The Group did not entrust the management of any of its assets during the reporting period.

(4) There were no other material contracts entered into by the Group during the reporting period.

5. UNDERTAKINGS OF CONTROLLING SHAREHOLDER

(1) Angang Holding, the controlling shareholder of the Company, in addition to the undertakings required under the relevant laws and regulations, has made the following undertakings in relation to the State-owned Share Reform Plan:

1) The shares held by Angang Holding following the completion of the State-owned Share Reform Plan will be subject to a trading moratorium of 36 months from the listing date of such shares on the Shenzhen Stock Exchange except for the shares to be transferred to any holder of tradable A shares upon his / her / its exercise of the warrants.

2) For the tradable A shares of the company issued to Angang Holding for the acquisition of the entire equity interests in ANSI, such shares will also be subject to a trading moratorium of 36 months from the day on which the shares are issued to Angang Holding.

3) Angang Holding will maintain a minimum of 60% shareholding in the Company following the completion of the acquisition of the entire equity interests in ANSI till 31 December 2010.

4) Angang Holding will compensate other shareholders for any loss arising from its failure to fulfil the whole or part of its undertakings.

5) Angang Holding will arrange for the deposit of the relevant shares as compensation under the state-owned share reform plan with China Securities Depository and Clearing Corporation Limited, Shenzhen Branch to ensure fulfillment of its obligations under the state-owned share reform plan.

6) Angang Holding will be responsible for all the costs and expenses arising from the implementation of the State-owned Share Reform Plan.

Angang Holding further undertakes that:

"Angang Holding will perform its undertakings on a good faith basis and accepts the liabilities thereunder. Unless the transferee agrees and is eligible to make the undertakings, Angang Holding will not transfer any share held by it."

During the reporting period, none of breach of Angang Holding's undertakings was found.

5. UNDERTAKINGS OF CONTROLLING SHAREHOLDER *(continued)*

(2) Angang Holding made an undertaking to the Company on 25 May 2005 that, following the completion of the acquisition of the entire equity interest in ANSI, will provide a discount equal to 10% of the Average Import Price (as defined below) on the highest amount as determined under the pricing formula set out in the Supply of Materials and Services Agreement, being 10% of the average import price of iron concentrate reported to the PRC customs in the preceding half-year reported period (the "Average Import Price").

6. SUBSEQUENT EVENTS

(1) On 25 January 2006, China Securities Regulatory Commission approved the Company to issue a total of 2.97 billion tradeable A shares (the "Consideration Shares") to Angang Holding as payment for part of the consideration for the acquisition of the entire equity interest of ANSI. On 23 February 2006, the Consideration Shares were deposited to the account of Angang Holding with China Securities Depository and Clearing Corporation Limited, Shenzhen Branch. The acquisition has been completed.

6. SUBSEQUENT EVENTS *(continued)*

The following table sets out the shareholding structure of the Company :

	Before the issue of Consideration Shares			After the issue of Consideration Shares	
	Number of shares	Percentage (%)		Number of shares	Percentage (%)
Shares subject to trading moratorium:			**Shares subject to trading moratorium:**		
1) State-owned Shares (held by Angang Holding)	1,130,503,576	38.15	1) State-owned Shares (held by Angang Holding)	4,100,503,576	69.11
2) Shares held by senior management	36,250	—	2) Shares held by senior management	36,250	—
Sub-total	1,130,539,826	38.15	Sub-total	4,100,539,826	69.11
Shares not subject to trading moratorium:			**Shares not subject to trading moratorium:**		
1) A Shares	942,445,871	31.81	1) A Shares	942,445,871	15.89
2) H Shares	890,000,000	30.04	2) H Shares	890,000,000	15.00
Sub-total	1,832,445,871	61.85	Sub-total	1,832,445,871	30.89
Total	2,962,985,697	100.00	Total	5,932,985,697	100.00

(2) On 20 March 2006, the third Board of Directors convened its 25th meeting to consider and approve the following matters:

1) Appointment of each of Mr. Huang Haodong and Mr. Lin Daqing as a deputy general manager of the Company;

2) Termination of the appointment of each of Mr. Li Zhongwu, Mr. Fu Jihui and Ms. Zhang Lifen as a deputy general manager of the Company.

To the shareholders of
Angang New Steel Company Limited ("the Company")

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 31 December 2005, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and the financial position at 31 December 2005, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

Zheng Jun Fang

Luo Ke

8/F, Office Tower E2
Oriental Plaza
No.1, East Chang An Ave.
Beijing, The People's Republic of China
Post Code: 100738

10 April 2006

Consolidated Balance Sheet

At 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

Assets	Note	**2005** **Rmb'000**	2004 Rmb'000
Current assets			
Cash at bank and in hand	4	**562,339**	2,748,133
Bills receivable	5	**594,774**	1,425,868
Trade receivables	6	**594,563**	641,013
Other receivables	7	**6,493**	11,056
Prepayments	8	**173,728**	217,437
Inventories	9	**2,608,291**	2,221,412
Deferred expenses		**583**	492
Total current assets		**4,540,771**	7,265,411
Long-term equity investments	10	**41,427**	41,303
Fixed assets			
Fixed assets, at cost	11	**11,438,201**	11,146,973
Less: Accumulated depreciation		**(4,905,493)**	(4,067,194)
Net book value of fixed assets		**6,532,708**	7,079,779
Construction in progress	12	**2,840,603**	611,746
Total fixed assets		**9,373,311**	7,691,525
Intangible assets and other assets			
Intangible assets	13	**333,885**	345,072
Long-term deferred expenses		**429**	17
Total intangible assets and other assets		**334,314**	345,089
Total assets		**14,289,823**	15,343,328

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

Consolidated Balance Sheet *(Continued)*

At 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

Liabilities and shareholders' funds	*Note*	**2005** **Rmb'000**	2004 *Rmb'000*
Current liabilities			
Short-term loans	14	**117,500**	100,000
Bills payable	15	**194,392**	220,899
Trade payables	16	**243,687**	286,744
Receipts in advance	17	**962,875**	1,554,986
Accrued payroll		**67,110**	61,938
Staff welfare payable		**25,734**	19,418
Accrued expenses		**6,592**	7,002
Taxes payable	3(d)	**(110,531)**	262,520
Other payables	18	**208,659**	344,094
Current portion of long-term liabilities	19	**640,535**	1,107,237
Total current liabilities		**2,356,553**	3,964,838
Long-term liabilities			
Long-term loans	20	**604,013**	1,244,548
Total liabilities		**2,960,566**	5,209,386
Shareholders' funds			
Share capital	21	**2,962,986**	2,962,942
Capital reserve	22	**3,089,796**	3,084,915
Surplus reserves (including statutory public welfare fund of Rmb772,057,000 (2004: Rmb562,930,000))	23	**1,544,114**	1,125,860
Undistributed profits (including dividend proposed after the balance sheet date of Rmb1,066,675,000 (2004: Rmb888,883,000))	24	**3,732,361**	2,960,225
Total shareholders' funds		**11,329,257**	10,133,942
Total liabilities and shareholders' funds		**14,289,823**	15,343,328

These financial statements have been approved by the board of directors on 10 April 2006.

Liu Jie	**Ma Lianyong**
Chairman	*Chief Accountant*

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

At 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

Assets	Note	**2005** **Rmb'000**	2004 Rmb'000
Current assets			
Cash at bank and in hand	4	**515,061**	2,705,059
Bills receivable	5	**594,774**	1,425,868
Trade receivables	6	**649,462**	569,082
Other receivables	7	**289**	5,653
Prepayments	8	**166,047**	209,670
Inventories	9	**2,439,971**	2,068,827
Total current assets		**4,365,604**	6,984,159
Long-term equity investments	10	**212,012**	237,199
Fixed assets			
Fixed assets, at cost	11	**10,894,901**	10,601,802
Less: Accumulated depreciation		**(4,826,597)**	(4,033,116)
Net book value of fixed assets		**6,068,304**	6,568,686
Construction in progress	12	**2,836,255**	611,316
Total fixed assets		**8,904,559**	7,180,002
Intangible assets and other assets			
Intangible assets	13	**297,855**	305,828
Total intangible assets and other assets		**297,855**	305,828
Total assets		**13,780,030**	14,707,188

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

Balance Sheet *(Continued)*

At 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

Liabilities and shareholders' fund	Note	2005 Rmb'000	2004 Rmb'000
Current liabilities			
Bills payable	15	**194,392**	220,899
Trade payables	16	**231,413**	282,135
Receipts in advance	17	**932,255**	1,523,443
Accrued payroll		**67,110**	61,938
Staff welfare payable		**25,726**	19,418
Taxes payable	3(d)	**(100,288)**	274,508
Other payables	18	**188,382**	224,202
Current portion of long-term liabilities	19	**600,000**	1,066,703
Total current liabilities		**2,138,990**	3,673,246
Long-term liabilities			
Long-term loans	20	**300,000**	900,000
Total liabilities		**2,438,990**	4,573,246
Shareholders' funds			
Share capital	21	**2,962,986**	2,962,942
Capital reserve	22	**3,089,796**	3,084,915
Surplus reserves (including statutory public welfare fund of Rmb772,057,000 (2004: Rmb562,930,000))	23	**1,544,114**	1,125,860
Undistributed profits (including dividend proposed after the balance sheet date of Rmb1,066,675,000 (2004: Rmb888,883,000))	24	**3,744,144**	2,960,225
Total shareholders' funds		**11,341,040**	10,133,942
Total liabilities and shareholders' funds		**13,780,030**	14,707,188

These financial statements have been approved by the board of directors on 10 April 2006.

Liu Jie
Chairman

Ma Lianyong
Chief Accountant

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

Consolidated Income Statement and Profit Appropriation Statement

For the year ended 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

		Note	**2005** **Rmb'000**	2004 Rmb'000
Income from principal operations		25	**26,488,115**	23,227,617
Less:	Cost of sales	26	**22,642,123**	19,814,375
	Business tax and surcharges	27	**90,660**	49,754
Profit from principal operations			**3,755,332**	3,363,488
Add:	Other operating profit	28	**103,786**	96,434
Less:	Operating expenses	29	**462,875**	423,192
	Administrative expenses		**348,542**	281,900
	Financial expenses	30	**64,038**	120,840
Operating profit			**2,983,663**	2,633,990
Add:	Investment (loss) / income	31	**(955)**	233
	Non-operating income		**1,637**	222
Less:	Non-operating expenses		**1,891**	1,702
Total profit			**2,982,454**	2,632,743
Less:	Income tax expense	3(b)	**902,969**	856,406
Net profit			**2,079,485**	1,776,337

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

For the year ended 31 December 2005
(Prepared in accordance with PRC Accounting Rules and Regulations)

	Note	2005 Rmb'000	2004 Rmb'000
Net profit		**2,079,485**	1,776,337
Add: Undistributed profits at the beginning of the year		**2,960,225**	2,131,717
Distributable profits		**5,039,710**	3,908,054
Less: Transfer to statutory surplus reserve	23	**209,127**	177,633
Transfer to statutory public welfare fund	23	**209,127**	177,633
Profits distributable to shareholders		**4,621,456**	3,552,788
Less: Dividends		**889,095**	592,563
Undistributed profits at the end of the year (including: dividend proposed after the balance sheet date of Rmb1,066,675,000 (2004: Rmb888,883,000))		**3,732,361**	2,960,225

Additional information:

Item		2005 Rmb'000	2004 Rmb'000
1.	Gains / (losses) from the sale and disposal of divisions or invested entities	—	—
2.	Losses arising from natural disasters	—	—
3.	Increase / (decrease) in total profits due to the changes in accounting policies	—	—
4.	Increase / (decrease) in total profits due to the changes in accounting estimates	—	—
5.	Gains / (losses) arising from debt restructuring	—	—
6.	Others	—	—

These financial statements have been approved by the board of directors on 10 April 2006.

Liu Jie	**Ma Lianyong**
Chairman	*Chief Accountant*

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

Income Statement and Profit Appropriation Statement

For the year ended 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

	Note	**2005** **Rmb'000**	2004 Rmb'000
Income from principal operations	25	**26,296,417**	23,148,417
Less: Cost of sales	26	**22,477,870**	19,740,857
Business tax and surcharges	27	**90,660**	49,754
Profit from principal operations		**3,727,887**	3,357,806
Add: Other operating profit	28	**102,357**	91,105
Less: Operating expenses	29	**454,731**	417,821
Administrative expenses		**313,344**	230,714
Financial expenses	30	**41,428**	97,387
Operating profit		**3,020,741**	2,702,989
Add: Investment loss	31	**(26,266)**	(68,766)
Non-operating income		**1,637**	222
Less: Non-operating expenses		**1,875**	1,702
Total profit		**2,994,237**	2,632,743
Less: Income tax expense	3(b)	**902,969**	856,406
Net profit		**2,091,268**	1,776,337

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

For the year ended 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

	Note	**2005 Rmb'000**	2004 Rmb'000
Net Profit		**2,091,268**	1,776,337
Add: Undistributed profits at the beginning of the year		**2,960,225**	2,131,717
Distributable profits		**5,051,493**	3,908,054
Less: Transfer to statutory surplus reserve	23	**209,127**	177,633
Transfer to statutory public welfare fund	23	**209,127**	177,633
Profits distributable to shareholders		**4,633,239**	3,552,788
Less: Dividends		**889,095**	592,563
Undistributed profits at the end of the year (including: dividend proposed after the balance sheet date of Rmb1,066,675,000 (2004: Rmb888,883,000))		**3,744,144**	2,960,225

Additional information:

Item		**2005 Rmb'000**	2004 Rmb'000
1.	Gains / (losses) from the sale and disposal of divisions or invested entities	—	—
2.	Losses arising from natural disasters	—	—
3.	Increase / (decrease) in total profits due to the changes in accounting policies	—	—
4.	Increase / (decrease) in total profits due to the changes in accounting estimates	—	—
5.	Gains / (losses) arising from debt restructuring	—	—
6.	Others	—	—

These financial statements have been approved by the board of directors on 10 April 2006.

Liu Jie	**Ma Lianyong**
Chairman	*Chief Accountant*

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

	Note to the consolidated cash flow statement	2005 Rmb'000
Cash flows from operating activities:		
Cash received from sale of goods		29,469,838
Refund of taxes		158,867
Cash received in relation to other operating activities		2,025
Sub-total of cash inflows		29,630,730
Cash paid for goods		(24,883,750)
Cash paid to and on behalf of employees		(342,180)
Taxes paid		(1,600,024)
Cash paid in relation to other operating activities		(251,656)
Sub-total of cash outflows		(27,077,610)
Net cash flow from operating activities	(a)	2,553,120
Cash flows from investing activities:		
Cash received from investment income		1,400
Net proceeds from the disposal of fixed assets		1,463
Cash received in relation to other investing activities		72,358
Sub-total of cash inflows		75,221
Cash paid for acquisition of fixed assets, construction in progress, intangible assets and other long-term assets		(2,727,912)
Cash paid for acquisition of investments		(2,479)
Cash paid in relation to other investing activities		(338)
Sub-total of cash outflows		(2,730,729)
Net cash flow from investing activities		(2,655,508)

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

For the year ended 31 December 2005
(Prepared in accordance with PRC Accounting Rules and Regulations)

	Note to the consolidated cash flow statement	2005 Rmb'000
Cash flows from financing activities:		
Proceeds from loans		117,500
Sub-total of cash inflows		117,500
Repayment of loans		(1,206,964)
Cash paid for dividends or interest payment		(1,006,542)
Cash paid in relation to other financing activities		(437)
Sub-total of cash outflows		(2,213,943)
Net cash flow from financing activities		(2,096,443)
Effect of exchange rate fluctuations on cash held		13,037
Net decrease in cash and cash equivalents	(c)	(2,185,794)

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

	2005 *Rmb'000*

Notes to the consolidated cash flow statement

(a) Reconciliation of net profit to cash flows from operations:

Net profit	2,079,485
Add: Bad debt provision	79
Inventory provision	16,079
Depreciation of fixed assets	840,696
Amortisation of intangible assets	12,415
Loss on disposal of fixed assets	373
Increase in deferred expenses	(91)
Decrease in accrued expenses	(410)
Financial expenses	64,038
Investment losses	955
Increase in inventories	(402,958)
Decrease in operating receivables	923,594
Decrease in operating payables	(981,135)
Net cash flow from operating activities	2,553,120

(b) Non-cash transactions of investing and financing activities:

Conversion of convertible debentures to A shares	123

(c) Net increase in cash and cash equivalents:

Cash at the end of the year	562,339
Less: Cash at the beginning of the year	2,748,133
Net decrease in cash and cash equivalents	(2,185,794)

These financial statements have been approved by the board of directors on 10 April 2006.

Liu Jie — *Chairman*

Ma Lianyong — *Chief Accountant*

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

Cash Flow Statement

For the year ended 31 December 2005
(Prepared in accordance with PRC Accounting Rules and Regulations)

	Note to the cash flow statement	2005 *Rmb'000*
Cash flows from operating activities:		
Cash received from sales of goods		29,163,518
Refund of taxes		122,675
Sub-total of cash inflows		29,286,193
Cash paid for goods		(24,720,202)
Cash paid to and on behalf of employees		(330,658)
Taxes paid		(1,597,785)
Cash paid in relation to other operating activities		(234,275)
Sub-total of cash outflows		(26,882,920)
Net cash flow from operating activities	(a)	2,403,273
Cash flows from investing activities:		
Cash received from investment income		1,400
Net proceeds from the disposal of fixed assets		1,390
Cash received in relation to other investing activities		71,320
Sub-total of cash inflows		74,110
Cash paid for acquisition of fixed assets, construction in progress, intangible assets and other long-term assets		(2,632,864)
Cash paid for acquisition of investments		(2,479)
Sub-total of cash outflows		(2,635,343)
Net cash flow from investing activities		(2,561,233)

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

	Note to the cash flow statement	2005 *Rmb'000*
Cash flows from financing activities:		
Repayment of loans		(1,066,430)
Cash paid for dividends or interest payment		(978,520)
Cash paid in relation to other financing activities		(437)
Sub-total of cash outflows		(2,045,387)
Net cash flow from financing activities		(2,045,387)
Effect of exchange rate fluctuations on cash held		13,349
Net decrease in cash and cash equivalents	(c)	(2,189,998)

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

For the year ended 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

	2005
	Rmb'000

Notes to the cash flow statement

(a) Reconciliation of net profit to cash flows from operations:

Net profit	2,091,268
Add: Bad debt provision	79
Depreciation of fixed assets	795,787
Amortisation of intangible assets	7,973
Loss on disposal of fixed assets	357
Financial expenses	41,428
Loss on investments	26,266
Increase in inventories	(371,144)
Decrease in operating receivables	797,480
Decrease in operating payables	(986,221)
Net cash flow from operating activities	2,403,273

(b) Non-cash transactions of investing and financing activities:

Conversion of convertible debentures to A shares	123

(c) Net increase in cash and cash equivalents:

Cash at the end of the year	515,061
Less: Cash at the beginning of the year	2,705,059
Net decrease in cash and cash equivalents	(2,189,998)

These financial statements have been approved by the board of directors on 10 April 2006.

Liu Jie
Chairman

Ma Lianyong
Chief Accountant

The accompanying notes on pages 89 to 135 form an integral part of these financial statements.

1. STATUS OF THE COMPANY

Angang New Steel Company Limited (the "Company") was formally established on 8 May 1997 as a joint stock limited company.

The Company was established as a joint stock limited company under the Company Law of the People's Republic of China ("PRC"), with Anshan Iron & Steel Group Complex ("Angang Holding") as the sole promoter, pursuant to the approval document Tigaisheng [1997] No. 62 "Reply to the Approval of the Establishment of Angang New Steel Company Limited" issued by the State Commission for Economic Restructuring of the PRC. The Company took over the businesses of the Wire Rod Plant, the Thick Plate Plant, and the Cold Rolling Plant (collectively referred to as the "Plants") of Angang Holding. According to the Division Agreement which took effect from 1 January 1997, Angang Holding transferred the production, sales, research and development, administration activities of the Plants together with the relevant assets and liabilities as at 31 December 1996 as its contribution to the Company. The above net assets were converted into 1,319,000,000 shares of the Company of Rmb1 each.

The Company issued 890,000,000 ordinary H shares ("H shares") with a par value of Rmb1 each on 22 July 1997 which were subsequently listed on The Stock Exchange of Hong Kong Limited on 24 July 1997. The Company also issued 300,000,000 ordinary A shares ("A shares") with a par value of Rmb1 each on 16 November 1997 which were subsequently listed on the Shenzhen Stock Exchange on 25 December 1997.

In accordance with the "Approval notice related to State-owned Share Reform Plan of Angang New Steel Company Limited" issued by State-owned Assets Supervision and Administration Commission of the State Council in the PRC, the Company implemented its State-owned Share Reform Plan ("Reform Plan") on 1 December 2005. Angang Holding transferred 188,496,424 shares of the Company (excluding additional shares to be issued arising from the exercise of warrants issued in the Reform Plan) to those registered A share shareholders on 1 December 2005. After that, the state-owned legal shares of the Company held by Angang Holding were reduced by 188,496,424 shares. The Company's A shares were increased by 188,496,424 shares accordingly.

1. STATUS OF THE COMPANY *(Continued)*

Pursuant to agreements "Acquisition Agreement regarding 100% Equity Interests in Angang New Steel and Iron Company Limited" dated 29 December 2004 and "Acquisition Agreement regarding 100% Equity Interests in Angang New Steel and Iron Company Limited (2005)" dated 20 October 2005 ("Acquisition Agreement") entered into between the Company and Angang Holding, the Company proposed to acquire the entire equity interest in Angang New Steel and Iron Company Limited ("ANSI") which has been reorganised in accordance with Angang Holding Gangzhengfa [2004] No. 22 "Notice regarding the reorganisation of Angang New Steel and Iron Company Limited" at a consideration amounting to Rmb1.969 billion. The acquisition was approved by the independent shareholders at the 2nd extraordinary general meeting held on 28 December 2005. After China Securities Regulatory Commission ("CSRC") has issued an approval (Zheng Jian Gong Si Zi No. 5 [2006]) on 25 January 2006, the Company issued a total of 2.97 billion A shares with a par value of Rmb1 each to Angang Holding on 26 January 2006 and with cash payment as consideration for the acquisition of the entire equity interest in ANSI.

The principal operations of the Company and its jointly controlled entities ("the Group") are production and sale of steel billets, wire rods, thick plates, cold rolled sheets, large section products and hot dip galvanized steel products, and sale, processing and distribution of steel products.

2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of the financial statements conform with the relevant requirements of the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC.

(a) Accounting period

The accounting year of the Group is from 1 January to 31 December.

(b) Preparation of the consolidated financial statements

The consolidated financial statements of the Group have been prepared in accordance with the Accounting Regulations for Business Enterprises and the Interim Provisions on Consolidated Financial Statements (Caikuaizi [1995] No. 11) issued by the Ministry of Finance.

The consolidated financial statements include the financial statements of the Company and its jointly controlled entities.

In the preparation of the consolidated financial statements, for jointly controlled entities which the Company has joint control with other investors under contractual agreement, the Company consolidates the assets, liabilities, revenues, costs and expenses of these jointly controlled entities using the proportionate consolidation method, including the Group's proportionate share of the jointly controlled entities' assets, liabilities, revenues, costs and expenses with items of a similar nature on a line by line basis.

When the accounting policies adopted by the jointly controlled entities differ from those of the Company, necessary adjustments are made in the consolidated financial statements according to the Company's accounting policies. Material group transactions, including any unrealised gains and intragroup balances, are eliminated in consolidation.

(c) Accounting basis and measurement principle

The financial statements of the Group have been prepared on an accrual basis, with the historical cost method as the measurement principle, unless otherwise stated.

(d) Reporting currency

The reporting currency of the Group is Renminbi.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Translation of foreign currencies

Foreign currency transactions are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the balance sheet date. Except for those exchange gains and losses directly relating to the purchase or construction of fixed assets (Note 2(j)), exchange gains and losses on foreign currency translation are dealt with in the income statement of the current period.

Exchange differences arise during the start-up period are aggregated into the long-term deferred expenses and are then fully charged to the income statement in the month of commencement of operations.

(f) Cash equivalents

Cash equivalents are short-term, highly liquid investments of the Group which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(g) Bad debt provision

Trade receivables showing signs of uncollectibility are individually identified by the Group and bad debt provision is then made based on the probable uncollectible amount. Bad debt provision for other receivables is determined by the Group based on the nature and corresponding collectibility of the receivables.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(h) Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost of inventories includes the costs of purchase, costs of conversion and other costs. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the actual cost for the purchase of raw materials, work in progress and finished goods also include direct labour and an appropriate proportion of manufacturing overheads.

Except spare parts, inventory provision is provided at the difference between the cost of individual inventory item and its net realisable value. Spare parts provision is provided based on the management's assessment. Net realisable value is determined according to the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs and related taxes necessary to make the sale.

Low value consumables, packaging and other materials are expensed when being consumed.

Inventories are recorded by perpetual method.

(i) Long-term equity investments

Investee enterprises that are controlled or jointly controlled by the Company or over which the Company exercises significant influence are accounted for under the equity method. It is initially recorded at cost and adjusted thereafter according to the Company's share of equity interest in the investee enterprises.

Investee enterprises that are not controlled or jointly controlled by the Company, and over which the Company does not exercise significant influence are recorded at cost. Investment income is recognised when the investee enterprises declare a cash dividend or profit appropriation.

Disposals of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

Long-term investments have been reviewed for impairment loss by the Group. (refer to Note 2(n)).

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(j) Fixed assets and construction in progress

Fixed assets represent assets with a useful life of over one year and with a higher unit cost which are held by the Group for production and operation purpose.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment loss (refer to Note 2(n)). Construction in progress is stated in the balance sheet at cost less impairment loss (refer to Note 2(n)).

All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for their intended use, are capitalised as construction in progress. Those costs included borrowing costs (including foreign exchange gains or losses arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided for construction in progress.

Depreciation is provided over the estimated useful life of each asset on a straight-line basis. The respective estimated useful lives and residual values are as follows:

	Estimated useful life	Estimated residual value
Land use rights	50 years	—
Buildings and plants	10 to 40 years	3% - 5%
Machinery and equipment	5 to 20 years	3% - 5%
Other fixed assets	4 to 15 years	3% - 5%

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(k) Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortisation and impairment losses (refer to Note 2(n)). Amortisation is provided on a straight-line basis over the estimated useful life, the beneficial period as specified in the related agreement or the grant period as stipulated by law. The respective amortisation periods are as follows:

	Amortisation period
Land use rights	50 years
Acquired software	3 to 10 years
Industrial technology	10 years

(l) Convertible debentures

Convertible debentures are stated at par value. Interest expense is accrued annually and is capitalised as the cost of corresponding construction in progress. Upon the completion of the construction in progress, the interest expense is charged directly to financial expenses of the same period.

Upon conversion, the carrying value of the debenture and the accrued interest is credited to the share capital and capital reserve.

(m) Pre-operating expenses

All the costs incurred during the set up period, except for that incurred for the purchase or construction of fixed assets, are initially recorded as long-term deferred expenses and then fully charged to the income statement in the month when operations commence.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(n) Impairment loss of assets

The carrying amounts of the Group's assets (including long-term equity investments, fixed assets, construction in progress, intangible assets and other assets), other than trade receivables and inventories (refer to Notes 2(g), 2(h)), are reviewed periodically in order to assess whether the recoverable amounts have decreased below the book value. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decrease has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the greater of the net selling price and present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Company's share of the investors' equity of the investee enterprise has been debited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversals of impairment loss are recognised in the income statement. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(o) Income tax

Income tax is provided on an accrual basis. The income tax of the Group for the current year is calculated according to the taxable income and the applicable tax rate.

(p) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(q) Revenue recognition

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding the receipt of the consideration and the return of goods, or when the revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(r) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are charged to the income statement when they are incurred.

(s) Research and development costs

Research and development costs are charged to the income statement when they are incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Borrowing costs

Specific borrowing costs attributable to the construction of fixed assets are capitalised as the cost of the fixed assets during the construction period until they are ready for their intended use.

Except the above borrowing costs, other borrowing costs are expensed in the income statement when they are incurred.

(u) Dividend distribution

Cash dividends are included in the income statement and profit appropriation statement when declared. The cash dividends proposed or approved after the balance sheet date but before the issuance of the financial statements are presented separately in the shareholders' funds in the balance sheet.

(v) Retirement benefits

According to PRC government regulations, the Group has entered into government organized defined contribution pension scheme on behalf of its employees. The Group contributes to the scheme based on a certain percentage of employee's wages. Contributions to defined contribution pension scheme are recognised as an expense in the income statement on an accrual basis. The Group has no other payment obligations beyond those stipulated in the defined contribution pension scheme. Further information is set out in Note 33.

(w) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control and jointly control the party or exercise significant influence over the party, or vice versa, or where the Group and the party or parties are subject to common control. Related parties may be individuals or enterprises.

3. TAXATION

(a) Tax relating to sales of goods applicable to the Group includes value added tax ("VAT"). The VAT rate is 17%. In accordance with Caishuizi (2004) No.168 issued by the Ministry of Finance and State Administration of Taxation on 20 September 2004, the Company enjoyed tax exemption relating to input VAT of fixed assets amounting to Rmb117,200,000 for the year (2004: Rmb7,290,000).

(b) Income tax

The applicable income tax rate of the Company is 33% (2004: 33%).

According to Income Tax Law of the PRC for Enterprises with Foreign Investment, the Company's jointly controlled entity, ANSC-TKS Galvanizing Co., Ltd ("ANSC-TKS"), is exempt from income tax during its first two profitable years, starting from the first year when ANSC-TKS has a profit after offsetting any previous years' losses. A 50% income tax exemption is granted to ANSC-TKS from the third profitable year to fifth profitable year. No income tax was provided by ANSC-TKS as ANSC-TKS sustained a loss in 2005.

No income tax was provided for the jointly controlled entity of the Company, ANSC-Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited ("ANSC-Xinchuan"), as it had not begun its operations during the year.

(c) Others

The Group is subject to surcharges, including city construction and maintenance tax, education surcharge and local education surcharge, which are computed based on 7%, 3% and 1% of net VAT payable and sale taxes payable, respectively.

3. TAXATION (Continued)

(d) Taxes payable

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
VAT (deductible)/payable	**(71,229)**	(10,720)	**(60,889)**	1,369
Income tax (refundable)/payable	**(40,723)**	244,082	**(40,723)**	244,082
Others	**1,421**	29,158	**1,324**	29,057
	(110,531)	262,520	**(100,288)**	274,508

In accordance with Guoshuifa (2000) No.13 issued by the State Administration of Taxation on 17 January 2000, the Company enjoyed tax exemption relating to investment in technical development of domestic-produced machinery amounting to Rmb24,154,000 for the year (2004: Rmb37,126,000). In accordance with Caishuizi (2003) No.244 issued by the Ministry of Finance and State Administration of Taxation on 27 November 2003, the Company enjoyed additional tax exemption relating to enterprise research and development cost amounting to Rmb96,392,000 for the year (2004: Nil).

4. CASH AT BANK AND IN HAND

	2005			2004		
The Group	**Original currency '000**	**Exchange rate**	**Rmb / Rmb equivalent '000**	Original currency '000	Exchange rate	Rmb / Rmb equivalent '000
Cash in hand						
Renminbi			**7**			14
Euro	**1**	**9.58**	**14**	—	11.26	4
Cash at bank						
Renminbi			**547,183**			1,795,694
HK Dollars	**603**	**1.04**	**627**	4,056	1.06	4,315
US Dollars	**1,579**	**8.07**	**12,745**	1,179	8.28	9,760
Euro	**184**	**9.58**	**1,763**	346	11.26	3,896
Deposits with bank						
Renminbi			**—**			934,450
			562,339			2,748,133

	2005			2004		
The Company	**Original currency '000**	**Exchange rate**	**Rmb / Rmb equivalent '000**	Original currency '000	Exchange rate	Rmb / Rmb equivalent '000
Cash in hand						
Renminbi			**7**			11
Cash at bank						
Renminbi			**514,402**			1,763,278
HK Dollars	**603**	**1.04**	**627**	4,056	1.06	4,315
US Dollars	**—**	**8.07**	**1**	91	8.28	753
Euro	**2**	**9.58**	**24**	200	11.26	2,252
Deposits with bank						
Renminbi			**—**			934,450
			515,061			2,705,059

As at 31 December 2005, the Company has cash balance of Rmb 421,402,000 deposited with Angang Group Financial Company Limited ("Angang Finance") (2004: Rmb 990,178,000).

5. BILLS RECEIVABLE

All bills receivable held by the Group are bank accepted bills which have not been pledged.

Among the balance of bills receivable, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

6. TRADE RECEIVABLES

	2005		2004	
The Group	***Rmb'000***	**%**	*Rmb'000*	%
Within one year	**594,563**	**100**	641,013	100

	2005		2004	
The Company	***Rmb'000***	**%**	*Rmb'000*	%
Within one year	**649,462**	**100**	569,082	100

	The Group		**The Company**	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Third parties	**338,391**	128,647	**393,290**	56,716
Subsidiaries of Angang Holding	**256,172**	512,366	**256,172**	512,366
	594,563	641,013	**649,462**	569,082

As at 31 December 2005, no provision has been made for trade receivables as they are due within one year and the management considers that they can be fully recovered.

During the year, the Group had no individually significant recover of trade receivables which had been fully or substantially provided for in prior years.

Among the balance of trade receivables, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

6. TRADE RECEIVABLES *(Continued)*

As at 31 December 2005, the total trade receivables of the Group's/Company's five largest debtors are as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
Amount (Rmb'000)	**589,511**	616,424	**649,462**	569,082
Percentage of total trade receivables	**99%**	96%	**100%**	100%

7. OTHER RECEIVABLES

The Group	2005 Rmb'000	2005 %	2004 Rmb'000	2004 %
Within one year	**2,182**	**33**	10,488	95
Between one and two years	**4,273**	**66**	141	1
Between two and three years	**—**	**—**	—	—
Over three years	**38**	**1**	430	4
Less: Bad debt provision	**6,493**	**100**	11,059	100
Over three years	**—**	**—**	(3)	—
	6,493	**100**	11,056	100

The Company	2005 Rmb'000	2005 %	2004 Rmb'000	2004 %
Within one year	**251**	**87**	5,085	90
Between one and two years	**—**	**—**	141	2
Between two and three years	**—**	**—**	—	—
Over three years	**38**	**13**	430	8
Less: Bad debt provision	**289**	**100**	5,656	100
Over three years	**—**	**—**	(3)	—
	289	**100**	5,653	100

	The Group 2005 Rmb'000	The Group 2004 Rmb'000	The Company 2005 Rmb'000	The Company 2004 Rmb'000
Third parties	**6,493**	10,340	**289**	4,937
Subsidiaries of Angang Holding	**—**	719	**—**	719
Less: Bad debt provision	**—**	(3)	**—**	(3)
	6,493	11,056	**289**	5,653

7. OTHER RECEIVABLES (Continued)

	The Group		The Company	
	2005	2004	**2005**	2004
Bad debt provision	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
Balance at the beginning of the year	**3**	3	**3**	3
Add: Provision for the year	**79**	212	**79**	212
Less: Written off for the year	**(82)**	(212)	**(82)**	(212)
Balance at the end of the year	**—**	3	**—**	3

As at 31 December 2005, the management considers that most of the other receivables can be recovered and all debtors have the ability to repay the debts, hence, the level of bad debt provision is less than 5%.

During the year, the Group had no individually significant recover of other receivables which had been fully or substantially provided for in prior years.

Among the balance of other receivables, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

8. PREPAYMENTS

	2005		2004	
The Group	***Rmb'000***	%	*Rmb'000*	%
Within one year	**173,728**	**100**	217,437	100

	2005		2004	
The Company	***Rmb'000***	%	*Rmb'000*	%
Within one year	**166,047**	**100**	209,670	100

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Prepayments to third parties	**45,907**	82,186	**38,226**	74,419
Prepayments to ANSI	**127,821**	135,251	**127,821**	135,251
	173,728	217,437	**166,047**	209,670

Among the balance of prepayments, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

9. INVENTORIES

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Raw materials	**311,682**	391,675	**297,920**	357,446
Work in progress	**190,330**	291,093	**190,330**	291,093
Finished goods	**1,245,740**	724,798	**1,105,429**	631,453
Spare parts and low value consumables	**927,080**	864,308	**894,758**	837,301
	2,674,832	2,271,874	**2,488,437**	2,117,293
Less: Provision for diminution in value				
— Raw materials	**(1,825)**	—	**—**	—
— Finished goods	**(16,250)**	(1,996)	**—**	—
— Spare parts	**(48,466)**	(48,466)	**(48,466)**	(48,466)
	2,608,291	2,221,412	**2,439,971**	2,068,827

	The Group		The Company	
	2005	2004	**2005**	2004
Provision for diminution in value	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
Balance at the beginning of the year	**50,462**	63,596	**48,466**	63,596
Add: Provision for the year	**16,079**	1,996	**—**	—
Less: Written off for the year	**—**	(15,130)	**—**	(15,130)
Balance at the end of the year	**66,541**	50,462	**48,466**	48,466

All of the above inventories are either purchased or manufactured by the Group.

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
The cost of inventories recognised as cost of sales	**22,642,123**	19,814,375	**22,477,870**	19,740,857

10. LONG-TERM EQUITY INVESTMENTS

The Group	Investment in associates Rmb'000	Other equity investment Rmb'000	Total Rmb'000
Cost of investment			
Balance at the beginning of the year	30,803	10,500	41,303
Additions	2,479	—	2,479
Deductions	(2,355)	—	(2,355)
Balance at the end of the year	30,927	10,500	41,427

The Company	Investment in associates joint ventures Rmb'000	Investment in associates Rmb'000	Other equity investment Rmb'000	Total Rmb'000
Cost of investment				
Balance at the beginning of the year	195,896	30,803	10,500	237,199
Additions	—	2,479	—	2,479
Deductions	(25,311)	(2,355)	—	(27,666)
Balance at the end of the year	170,585	30,927	10,500	212,012

As at 31 December 2005, no provision for impairment loss has been made for individual long-term equity investments by the Group.

10. LONG-TERM EQUITY INVESTMENTS (Continued)

(a) As at 31 December 2005, the Company's investment in jointly controlled entities are as follows:

Name of investee enterprise	Share of equity interest in the investee enterprise	Term of investment	Initial cost of investment Rmb'000
ANSC-TKS	50%	50 years	248,305
ANSC-Xinchuan	50%	50 years	20,000
			268,305

	ANSC-TKS Rmb'000	ANSC-Xinchuan Rmb'000	Total Rmb'000
Cost of investment			
Balance at the beginning of the year	175,896	20,000	195,896
Add: Adjustment using equity method	(25,311)	—	(25,311)
Balance at the end of the year	150,585	20,000	170,585

Pursuant to an Equity Pledge Agreement entered into between the Company and Bank of China, Liaoning Branch on 20 October 2002, the Company pledged to Bank of China, Liaoning Branch all its equity interests in ANSC-TKS to secure the performance of the obligation of ANSC-TKS, i.e. to repay and settle the related debts due to Bank of China, Liaoning Branch in full and in a timely manner. Details of the arrangement are set out in Note 20.

10. LONG-TERM EQUITY INVESTMENTS (Continued)

(b) As at 31 December 2005, the Group's and the Company's investments in associates are as follows:

Name of investee enterprise	Share of equity interest in the investee enterprise	Term of investment	Initial cost of of investment Rmb'000
TKAS-ANSC (Changchun) Tailored Blanks Ltd ("TKAS")	45%	50 years	18,643
Angang Shenyang Steel Product Processing and Distribution Company Limited ("Angang Shenyang")	30%	50 years	14,400
			33,043

	TKAS Rmb'000	Angang Shenyang Rmb'000	Total Rmb'000
Cost of investment			
Balance at the beginning of the year	16,164	14,639	30,803
Add: Additions	2,479	—	2,479
Adjustment using equity method	(2,702)	347	(2,355)
Balance at the end of the year	15,941	14,986	30,927

(c) As at 31 December 2005, the Group's and the Company's other equity investment is as follows:

Name of investee enterprise	Share of equity interest in the investee enterprise	Term of investment	Initial cost of investment Rmb'000
Zhongye Nanfang Engineering Technology Company Limited ("Zhongye Nanfang")	7%	30 years	10,500

(d) As at 31 December 2005, the Company's total investments represent 2% (2004: 2%) of the Company's net asset value.

11. FIXED ASSETS

The Group	Land use rights *Rmb'000*	Buildings and plants *Rmb'000*	Machinery and equipment *Rmb'000*	Others *Rmb'000*	Total *Rmb'000*
Cost:					
Balance at the beginning of the year	218,750	2,539,776	7,601,726	786,721	11,146,973
Additions	—	210	8,731	752	9,693
Transferred from construction in progress (Note 12)	—	18,039	251,861	23,483	293,383
Disposals of fixed assets	—	(1,386)	(9,407)	(1,055)	(11,848)
Balance at the end of the year	218,750	2,556,639	7,852,911	809,901	11,438,201
Accumulated depreciation:					
Balance at the beginning of the year	3,887	739,825	2,866,783	456,699	4,067,194
Charge for the year	4,637	111,208	663,568	61,283	840,696
Written back on disposal of fixed assets	—	(37)	(2,226)	(134)	(2,397)
Balance at the end of the year	8,524	850,996	3,528,125	517,848	4,905,493
Carrying value:					
Balance at the end of the year	210,226	1,705,643	4,324,786	292,053	6,532,708
Balance at the beginning of the year	214,863	1,799,951	4,734,943	330,022	7,079,779

11. FIXED ASSETS (Continued)

The Company	Land use rights Rmb'000	Buildings and plants Rmb'000	Machinery and equipment Rmb'000	Others Rmb'000	Total Rmb'000
Cost:					
Balance at the beginning of the year	196,402	2,440,684	7,196,851	767,865	10,601,802
Additions	—	—	11,779	—	11,779
Transferred from construction in progress (Note 12)	—	18,039	251,459	23,483	292,981
Disposals of fixed assets	—	(1,386)	(9,407)	(868)	(11,661)
Balance at the end of the year	196,402	2,457,337	7,450,682	790,480	10,894,901
Accumulated depreciation:					
Balance at the beginning of the year	3,544	736,446	2,839,818	453,308	4,033,116
Charge for the year	4,180	106,739	626,824	58,044	795,787
Written back on disposal of fixed assets	—	(37)	(2,226)	(43)	(2,306)
Balance at the end of the year	7,724	843,148	3,464,416	511,309	4,826,597
Carrying value:					
Balance at the end of the year	188,678	1,614,189	3,986,266	279,171	6,068,304
Balance at the beginning of the year	192,858	1,704,238	4,357,033	314,557	6,568,686

As at 31 December 2005, the cost of the fully depreciated fixed assets of the Group which are still in use amounted to Rmb1,391,193,000 (2004: Rmb948,466,000).

Part of the fixed assets are pledged by the Group as collateral for the syndicated loan. Details are set out in Note 20.

As at 31 December 2005, the carrying value of the Group's fixed assets does not comprise significant idle, written off and disposable fixed assets.

12. CONSTRUCTION IN PROGRESS

	Amount		Including: Capitalisation of interest charges	
	The Group	The Company	The Group	The Company
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost				
Balance at the beginning of the year	611,746	611,316	25,193	25,193
Additions	2,522,240	2,517,920	20,977	20,977
Transfer to fixed assets (Note 11)	(293,383)	(292,981)	—	—
Balance at the end of the year	2,840,603	2,836,255	46,170	46,170

Interest expense of the Group for the year was capitalised at a rate of 5.6% (2004: 5.54%).

12. CONSTRUCTION IN PROGRESS (Continued)

As at 31 December 2005, the projects under construction of the Group/Company are as follows:

Project	Budget Rmb'000	Balance at 1 January 2005 Rmb'000	Additions Rmb'000	Transferred to fixed assets Rmb'000 (Note 11)	Balance at 31 December 2005 Rmb'000	Percentage of budget Rmb'000	Source of fund	Interests capitalised during the year Rmb'000
Upgrade of cold rolling production lines	3,820,530	212,552	336,316	—	548,868	88%	Equity finance and bank loans	20,977
2130 continuous cold rolling line	2,640,000	279,997	1,946,317	—	2,226,314	84%	Operating fund	—
Technology renovation	533,900	118,767	235,287	(292,981)	61,073	66%	Operating fund	—
Total for the Company	6,994,430	611,316	2,517,920	(292,981)	2,836,255			20,977
Dalian galvanised steel production line	538,670	402	—	(402)	—	100%	Operating fund	—
ANSC - Xinchuan steel product production line	349,450	28	4,320	—	4,348	1%	Operating fund	—
Total for the Group	7,882,550	611,746	2,522,240	(293,383)	2,840,603			20,977

Part of the construction in progress are pledged by the Group as collateral for the syndicated loan. Details are set out in Note 20.

13. INTANGIBLE ASSETS

The Group	Land use rights *Rmb'000*	Acquired software *Rmb'000*	Industrial technology *Rmb'000*	Total *Rmb'000*
Cost				
Balance at the beginning of the year	354,200	16,497	28,230	398,927
Additions	—	1,228	—	1,228
Balance at the end of the year	354,200	17,725	28,230	400,155
Less: Accumulated amortisation				
Balance at the beginning of the year	50,033	2,291	1,531	53,855
Additions	7,179	2,297	2,939	12,415
Balance at the end of the year	57,212	4,588	4,470	66,270
Carrying value				
Balance at the end of the year	296,988	13,137	23,760	333,885
Balance at the beginning of the year	304,167	14,206	26,699	345,072

13. INTANGIBLE ASSETS *(Continued)*

The Company	Land use rights *Rmb'000*	Acquired software *Rmb'000*	Total *Rmb'000*
Cost			
Balance at the beginning and at the end of the year	354,200	2,601	356,801
Less: Accumulated amortisation			
Balance at the beginning of the year	50,033	940	50,973
Additions	7,179	794	7,973
Balance at the end of the year	57,212	1,734	58,946
Carrying value			
Balance at the end of the year	296,988	867	297,855
Balance at the beginning of the year	304,167	1,661	305,828

Land use rights include contribution of Rmb226,800,000 made by Angang Holding and the amount of Rmb127,400,000 acquired by the Company. Land use rights are amortised over a remaining period of 42 years. Acquired software is amortised on a straight-line basis over an estimated useful life of 3 to 10 years. Industrial technology purchased by ANSC-TKS from Thyssen Krupp Stahl AG ("Thyssen") is amortised over its beneficial period of 10 years.

14. SHORT-TERM LOANS

The Group	**2005** Principal *Rmb'000*	**2005** Interest rate p.a.		2004 Principal *Rmb'000*	2004 Interest rate p.a.	
Bank loans	**117,500**	**5.22% - 5.58%**	**Credit**	100,000	5.31%	Credit

Among the above balance, no balance is due to a shareholder who holds 5% or more of the Company's voting shares.

15. BILLS PAYABLE

Bills payable of the Group primarily represent bank accepted bills for the purchases of raw materials and spare parts. The repayment terms are within six months.

Among the balance of bills payable, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

16. TRADE PAYABLES

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Third parties	**224,809**	225,379	**212,535**	220,770
Angang Holding	**4,628**	317	**4,628**	317
Subsidiaries of Angang Holding	**14,250**	61,048	**14,250**	61,048
	243,687	286,744	**231,413**	282,135

No individually significant trade payables of the Group as at 31 December 2005 are aged over three years.

Angang Holding holds more than 5% of the Company's voting shares.

17. RECEIPTS IN ADVANCE

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Third parties	**889,429**	1,325,295	**858,809**	1,293,752
Angang Holding	**31**	31	**31**	31
Subsidiaries of Angang Holding	**73,415**	229,660	**73,415**	229,660
	962,875	1,554,986	**932,255**	1,523,443

No individually significant receipts in advance of the Group as at 31 December 2005 are aged over one year.

Angang Holding holds more than 5% of the Company's voting shares.

18. OTHER PAYABLES

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Construction costs	**147,281**	276,043	**127,001**	156,149
Freight charges	**16,389**	11,964	**16,389**	11,964
Deposit for steel shelves	**33,902**	27,380	**33,902**	27,380
Staff education fund	**6,106**	5,798	**6,106**	5,798
Education surcharge and local education surcharge	**125**	15,083	**125**	15,083
Others	**4,856**	7,826	**4,859**	7,828
	208,659	344,094	**188,382**	224,202

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Third parties	**150,165**	217,109	**131,547**	99,991
Angang Holding	**29**	115	**29**	115
Subsidiaries of Angang Holding	**58,465**	126,870	**56,806**	124,096
	208,659	344,094	**188,382**	224,202

Angang Holding holds more than 5% of the Company's voting shares.

No individually significant other payables of the Group as at 31 December 2005 are aged over three years.

19. CURRENT PORTION OF LONG-TERM LIABILITIES

	Interest rate p.a. *(Note)*	Secured / guaranteed	The Group 2005 Rmb'000	The Group 2004 Rmb'000	The Company 2005 Rmb'000	The Company 2004 Rmb'000
Current portion of bank loans:						
Industrial and						
Commercial Bank of China	5.49%	Guaranteed	**—**	63,000	**—**	63,000
Bank of China	5.76%	Guaranteed	**600,000**	1,000,000	**600,000**	1,000,000
Bank of China	6.12%	Secured	**40,535**	40,534	**—**	—
Sub-total			**640,535**	1,103,534	**600,000**	1,063,000
Current portion of debentures			**—**	3,703	**—**	3,703
Total			**640,535**	1,107,237	**600,000**	1,066,703

(Note): The interest rates of the loans are floating based on rates quoted by the People's Bank of China.

On 15 March 2000, the Company issued convertible debentures (the "Debentures") for the construction and the renovation projects amounting to Rmb1,500,000,000, which were listed on the Shenzhen Stock Exchange and were guaranteed by Angang Holding. The debentures have been converted into A shares of the Company ("A shares") or settled prior to 14 March 2005 (the deadline of conversion date).

By 14 March 2005, 453,985,697 A shares were converted from the Debentures of the Company with a value of Rmb1,496,570,000 and accrued interest of Rmb10,228,000, which increased the capital reserve by Rmb1,052,812,000. A cash payment of Rmb3,526,000 was made for the remaining convertible debentures and the related accrued interest.

20. LONG-TERM LOANS

Bank	Due date	Interest rate p.a.	Secured / guaranteed	The Group 2005 Rmb'000	The Group 2004 Rmb'000	The Company 2005 Rmb'000	The Company 2004 Rmb'000
Bank of China	Due in 2006	5.76%	Guaranteed	—	600,000	—	600,000
Bank of China	Due in 2007	5.76%	Guaranteed	**300,000**	300,000	**300,000**	300,000
Bank of China	Due in 2014	6.12%	Secured	**304,013**	344,548	—	—
				604,013	1,244,548	**300,000**	900,000

Due dates of the Group's / Company's long-term loans are analyzed as follows:

	The Group 2005 Rmb'000	The Group 2004 Rmb'000	The Company 2005 Rmb'000	The Company 2004 Rmb'000
Between one and two years	**340,535**	640,535	—	600,000
Between two and three years	**40,535**	340,535	**300,000**	300,000
Over three years	**222,943**	263,478	—	—
	604,013	1,244,548	**300,000**	900,000

The bank loans of the Company are mainly used for technology renovation and equipment upgrade projects and are guaranteed by Angang Holding.

In October 2002, ANSC-TKS entered into a loan agreement ("loan agreement") in respect of a syndicated loan totalling Rmb1.08 billion arranged by Bank of China which would be used for the construction of its production line. ANSC-TKS pledged certain of its land use rights, construction in progress, buildings and plants, machinery and equipment and trade receivables with a carrying value of Rmb1,123,490,000 (2004: Rmb1,160,912,000) as at 31 December 2005 to Bank of China as collaterals of the loan.

The Company pledged to Bank of China its 50% equity interest in ANSC-TKS to secure the performance of the obligations of ANSC-TKS under the loan agreement.

Among the above balance, no balance is due to a shareholder who holds 5% or more of the Company's shares.

21. SHARE CAPITAL

	The Group / The Company			
	2005		2004	
Issued and paid up capital:	***'000 shares***	***Rmb'000***	*'000 shares*	*Rmb'000*
State-owned legal person shares of Rmb1 each:				
Balance at the beginning of the year	**1,319,000**	**1,319,000**	1,319,000	1,319,000
Decrease as a result of State-owned Share Reform Plan	**(188,496)**	**(188,496)**	—	—
Balance at the end of the year	**1,130,504**	**1,130,504**	1,319,000	1,319,000
Renminbi ordinary shares ("A shares") of Rmb1 each:				
Balance at the beginning of the year	**753,942**	**753,942**	753,309	753,309
Additional A shares issued upon the conversion of convertible debentures	**44**	**44**	633	633
Increase as a result of State-owned Share Reform Plan	**188,496**	**188,496**	—	—
Balance at the end of the year	**942,482**	**942,482**	753,942	753,942
Overseas-listed foreign invested shares ("H shares") of Rmb1 each:				
Balance at the beginning and the end of the year	**890,000**	**890,000**	890,000	890,000
	2,962,986	**2,962,986**	2,962,942	2,962,942

All the state-owned legal person shares, A and H shares rank pari passu in all material respects.

In accordance with State-owned Share Reform Plan of the Company, Angang Holding issued 113,097,855 European-style warrants to A share shareholders registered as at the implementation date of the State-owned Share Reform Plan. If all warrant holders exercise their rights at the exercise date (5 December 2006), state-owned legal person shares and Renminbi ordinary shares will further decrease and increase by 113,097,855 shares respectively.

22. CAPITAL RESERVE

	The Group / Company		
	At 1 January 2005 Rmb'000	Increase Rmb'000	At 31 December 2005 Rmb'000
Net asset conversion	709,817	—	709,817
Write-off of water and electricity use rights	(122,733)	—	(122,733)
Proceeds from the issuance of H shares, net of expenses	594,722	—	594,722
Proceeds from the issuance of A shares, net of expenses	848,222	—	848,222
Conversion of A share convertible debentures	1,052,733	79	1,052,812
Write-off of trade and other payables	2,078	4,502	6,580
Receipt of fixed assets donation	76	—	76
Other capital reserves	—	300	300
	3,084,915	4,881	3,089,796

23. SURPLUS RESERVES

	The Group / Company		
	At 1 January 2005 Rmb'000	Profit appropriation for the year Rmb'000	At 31 December 2005 Rmb'000
Statutory surplus reserve	562,930	209,127	772,057
Statutory public welfare fund	562,930	209,127	772,057
	1,125,860	418,254	1,544,114

Pursuant to Article 147 of the Articles of Association of the Company, on 10 April 2006, the board of directors of the Company have approved the allocation of 10% of the net profit after taxation to the statutory surplus reserve and 10% of the net profit after taxation to the statutory public welfare fund.

24. UNDISTRIBUTED PROFITS

Dividends

(i) Dividends approved and paid during the year

Pursuant to the shareholders' approval at the Annual General Meeting on 9 May 2005, the Company was authorised to declare a cash dividend of Rmb0.3 per share (2004: Rmb0.2 per share). The Company paid a cash dividend for the year 2004 totalling Rmb889,095,000 (2004: Rmb592,563,000) to ordinary share shareholders on 18 May 2005.

(ii) Dividend proposed after the balance sheet date

Pursuant to a resolution passed at the Directors' meeting on 10 April 2006, the Directors proposed a cash dividend of Rmb0.36 per share (2004: Rmb0.3 per share) totalling Rmb1,066,675,000 (2004: Rmb888,883,000) to ordinary share shareholders. The resolution is subject to the approval in the shareholders' meeting. As such, the proposed dividend has not yet been recognised as a liability at the balance sheet date.

25. INCOME FROM PRINCIPAL OPERATIONS

	The Group		**The Company**	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Wire rods	**2,799,155**	2,778,123	**2,799,155**	2,778,123
Thick plates	**5,282,019**	4,798,125	**5,282,019**	4,798,125
Cold rolled sheets	**8,705,672**	8,123,068	**9,489,923**	8,476,510
Large section products	**4,598,695**	3,889,653	**4,598,695**	3,889,653
Galvanised steel sheets and colour coating plates	**4,278,473**	2,897,572	**3,302,524**	2,464,930
Steel billets	**824,101**	741,076	**824,101**	741,076
	26,488,115	23,227,617	**26,296,417**	23,148,417

The Group's income from principal operations is derived solely from the production and sale of steel. The Group's segmental information is detailed in Note 37.

Total sales to the five largest customers were Rmb12,571,870,000 (2004: Rmb6,112,662,000) which accounted for 48% (2004: 26%) of the total sales income of the Group for the year ended 31 December 2005.

26. COST OF SALES

The Group's cost of sales solely comprised the cost incurred for the production and sale of steel. The Group's segmental information is detailed in Note 37.

27. BUSINESS TAX AND SURCHARGES

		The Group/Company	
		2005	2004
	Tax rate and basis	***Rmb'000***	*Rmb'000*
City construction and maintenance taxes	7% of VAT payable	**57,753**	31,641
Education surcharge and local education surcharge	3% and 1% of VAT payable	**32,907**	18,113
		90,660	49,754

28. OTHER OPERATING PROFIT

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Sales of packaging materials	**2,495**	2,026	**2,495**	2,026
Sales of scrap materials	**100,007**	93,439	**98,578**	88,510
Others	**1,284**	969	**1,284**	569
	103,786	96,434	**102,357**	91,105

29. OPERATING EXPENSES

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Transportation	**44,817**	40,948	**44,592**	37,432
Packaging expenses	**245,001**	231,547	**245,001**	231,547
Export-related expenses	**151,154**	126,186	**146,153**	126,186
Others	**21,903**	24,511	**18,985**	22,656
	462,875	423,192	**454,731**	417,821

30. FINANCIAL EXPENSES

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Interest and bills discount expenses	**118,075**	136,903	**89,353**	115,362
Less: Amount capitalised as construction in progress	**(20,977)**	(22,858)	**(20,977)**	(18,888)
Net interest expenses	**97,098**	114,045	**68,376**	96,474
Net exchange difference	**(19,279)**	30,553	**(13,349)**	24,495
Less: Amount capitalised as construction in progress	**—**	643	**—**	643
Net exchange (gain) / loss	**(19,279)**	31,196	**(13,349)**	25,138
Interest income	**(14,556)**	(24,952)	**(14,036)**	(24,723)
Bank charges	**775**	551	**437**	498
	64,038	120,840	**41,428**	97,387

31. INVESTMENT (LOSS)/INCOME

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Loss from long-term equity investments in jointly controlled entities - equity method	**—**	—	**(25,311)**	(68,999)
(Loss) / income from long-term equity investments in associates - equity method	**(2,355)**	233	**(2,355)**	233
Income from other long-term equity investment - cost method	**1,400**	—	**1,400**	—
	(955)	233	**(26,266)**	(68,766)

There are no restrictions in the transfer of investment income to the Group.

32. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(a) Related party with controlling interest:

Name of enterprise	Registered address	Principal activities	Relationship with the Company	Economic nature	Legal representative
Angang Holding	Tie Xi District Anshan City Liaoning Province	Production and sale of steel and metal products, steel filament tubes, and metal structures	Holding company	State-owned	Liu Jie

The registered capital of Angang Holding as at 31 December 2005 was Rmb10,794,160,000. It held 38.15% of the total share capital of the Company. There was no change in the registered capital of Angang Holding during the year. The changes in percentage of shares held by Angang Holding are detailed in Note 21 "Share Capital".

32. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(b) Related parties without controlling interest:

Name of enterprise	Relation with the Company
ANSI	Fellow subsidiary
Angang Group International Trade Corporation ("AITC")	Fellow subsidiary
ANSC - TKS	Jointly controlled entity
ANSC - Xinchuan	Jointly controlled entity
Angang Shenyang	Associate and fellow subsidiary
TKAS	Associate
Other subsidiaries of Angang Holding	Follow subsidiaries

32. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c) Details of material related party transactions with Angang Holding and its subsidiaries:

	Note	2005 Rmb'000	2004 Rmb'000
Sales (before deducting city construction tax and other surcharges)	(i)	**2,201,292**	2,302,742
Sales of scrap materials (before deducting city construction tax and other surcharges)	(i)	**767,030**	497,699
Purchases			
- Raw materials	(ii)	**18,410,493**	16,530,004
- Ancillary materials and spare parts	(iii)	**159,983**	192,064
Supply of fuel and power	(iv)	**358,752**	340,327
Staff welfare and other services	(v)	**512,214**	260,140
Interest income	(vi)	**3,778**	5,863
Material processing fee (before deducting city construction tax and other surcharges)	(vii)	**90,503**	84,382

(i) Sales

The Company sold steel products and scrap materials to ANSI, Angang Shenyang and various subsidiaries of Angang Holding at selling prices not lower than the average prices charged to independent customers for the preceding month. Included in the above are sales of pipe billets totalling Rmb1,758,490,000 (2004: Rmb1,095,675,000).

(ii) Purchase of raw materials

The Company purchased its principal raw materials from ANSI, at prices no higher than the lowest sales prices in the preceding month charged by ANSI to independent customers and the average sales prices quoted to the Company by five independent suppliers for large quantities.

32. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c) Details of material related party transactions with Angang Holding and its subsidiaries: *(Continued)*

(iii) Purchase of ancillary materials and spare parts

The Company purchased certain ancillary materials and spare parts from ANSI, the prices of which were based on the average prices of such materials charged by ANSI to independent customers.

(iv) Supply of fuel and power

The Company purchased fuel and power such as industrial water, recycled water, soft water, mixed gas, oxygen, nitrogen, hydrogen, argon, compressed air and steam from ANSI at cost, limited to a maximum increment of 5% from the relevant cost charged in the previous year.

(v) Staff welfare and other services

The subsidiaries of Angang Holding provide staff welfare and other services to the Company, which include: railway and road transportation services; agency services for the purchase of fuel oil and liquefied petroleum gas, import of spare parts and export of products; equipment repair and general maintenance and overhaul services; design and engineering services, product quality testing and analysis; heating supply for employees' accommodation; newspaper, telephone, fax and other media communication services and staff training. These services are charged either at the applicable State prices, market prices or at cost by the subsidiaries of Angang Holding.

(vi) Interest income

The subsidiaries of Angang Holding provided financial services, including settlement and deposit taking services to the Company. There is no charge for the settlement services. The maximum amount of deposits will be Rmb1,000,000,000 and interest will be based on the rate offered by the People's Bank of China. As at 31 December 2005, the balance of deposits amounted to Rmb421,402,000 (2004: Rmb990,178,000).

(vii) Material processing fee

The Company provided material processing services to Angang Holding based on average prices charged to independent customers for similar services.

32. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c) Details of material related party transactions with Angang Holding and its subsidiaries: *(Continued)*

(viii) Guarantee of debentures

The issuance of five-year A share convertible debentures amounting to Rmb1,500,000,000 on 15 March 2000 was guaranteed by Angang Holding. These convertible debentures matured on 14 March 2005.

(ix) Guarantee of loans

As at 31 December 2005, total bank loans of the Company amounted to Rmb900,000,000 (2004: Rmb1,963,000,000). These bank loans were guaranteed by Angang Holding, details of which are set out in Note 20.

(x) Acquisition of ANSI

The Company has signed an acquisition agreement with Angang Holding to acquire the entire equity interest of ANSI, details of which are set out in Note 1.

(d) Details of material related party transactions of ANSC-TKS:

(i) Equity investment of the Company in ANSC-TKS

The Company pledged its 50% equity interest in ANSC-TKS to Bank of China to secure the performance of the obligations of ANSC-TKS under the loan agreement.

Pursuant to the funding supporting agreement entered into between the Company and Bank of China Liaoning Branch on 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction projects, repay the syndicated loan or finance the operations after completion of the construction projects. The commitment is limited to US$8,000,000 and will be reduced to US$4,000,000 after the tenth repayment date.

(ii) Sales of products from the Company to ANSC-TKS

The Company sold products to ANSC-TKS totalling Rmb1,607,309,000 for the year (2004: Rmb946,827,000).

(iii) Sale of finished products and purchase of raw materials to / from Thyssen

ANSC-TKS sold finished products to and purchased raw materials from Thyssen, under similar terms and pricing policies for independent parties. The sales and purchases in 2005 amounted to Rmb287,988,000 (2004: Rmb105,235,000) and Rmb45,077,000 (2004: Rmb16,475,000) respectively. Sales amounting to Rmb143,994,000 and purchases amounting to Rmb22,538,000 have been included in the sales and cost of sales of the Group's consolidated financial statements respectively.

32. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(e) Amounts due from/to Angang Holding and its subsidiaries

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Trade receivables	**256,172**	512,366	**256,172**	512,366
Other receivables	**—**	719	**—**	719
Prepayments	**127,821**	135,251	**127,821**	135,251
Trade payables	**(18,878)**	(61,365)	**(18,878)**	(61,365)
Receipts in advance	**(73,446)**	(229,691)	**(73,446)**	(229,691)
Other payables	**(58,494)**	(126,985)	**(56,835)**	(124,211)

33. RETIREMENT BENEFITS AND OTHER STAFF BENEFITS

According to the document Liaolaoshepi [2005] No.2 issued by Labour and Social Security Department of Liaoning Province, the required contribution rate from the Company to the retirement benefits scheme is 22.5% (2004: 25.5%).

Pursuant to regulations issued by local labour bureau, ANSC-TKS and ANSC-Xinchuan are required to contribute 19% of total salary to retirement benefits scheme.

34. JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

As at 31 December 2005, particulars of the jointly controlled entities of the Company are set out below:

Name of investee enterprise	Registered capital	% of equity held by the Company	Initial cost of investment	Principal activities
ANSC-TKS	US$60,000,000	50%	US$30,000,000	Production and sale of hot dip galvanised steel products
ANSC-Xinchuan	Rmb40,000,000	50%	Rmb20,000,000	Sale, processing, and distribution of steel products

34. JOINT VENTURES AND ASSOCIATES (Continued)

As at 31 December 2005, particulars of the associates of the Company are set out below:

Name of investee enterprise	Registered capital	% of equity held by the Company	Initial cost of investment	Principal activities
Angang Shenyang	Rmb48,000,000	30%	Rmb14,400,000	Sale, processing, and distribution of steel products
TKAS	US$5,000,000	45%	US$2,250,000	Development, production and sale of tailored blanks

35. COMMITMENTS

(a) Capital commitments

At 31 December, the Group/Company had the following capital commitments:

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Contracted for				
Construction and upgrade of production lines	**847,352**	458,774	**846,850**	458,774
Investment	**188,000**	170,000	**188,000**	170,000
Acquisition of subsidiary (Note)	**19,691,566**	—	**19,691,566**	—
Authorised but not contracted for				
Construction and upgrade of production lines	**729,964**	3,363,421	**385,364**	3,013,971
	21,456,882	3,992,195	**21,111,780**	3,642,745

35. COMMITMENTS *(Continued)*

(a) Capital commitments *(Continued)*

(Note): Acquisition of subsidiary

Pursuant to the Acquisition Agreement, the Company acquired the entire equity interest of ANSI for a consideration of Rmb19,690,000,000. The consideration is based on the net asset value of ANSI as at 30 June 2005 ("Asset Appraisal Date") as assessed by the valuer, as adjusted by the net profit of ANSI between the Asset Appraisal Date and the completion date of the acquisition and other terms as set out in the agreement. According to the "Asset appraisal report for project in relation to the transfer of 100% equity interests in Angang New Steel and Iron Company Limited from Anshan Iron & Steel Group Complex to Angang New Steel Company Limited" (Zhong Zi Ping Bao Zi [2005] No.079) issued on 2 September 2005 by China Assets Appraisal Company Limited, the net asset appraisal value of ANSI as at 30 June 2005 was approximately Rmb19,690,000,000. The appraisal result has been filed to the State-owned Assets Supervision and Administration Commission for reference on 19 October 2005.

(b) Other commitments

Pursuant to the funding supporting agreement entered into between the Company and Bank of China Liaoning Branch dated 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction projects, repay the syndicated loan or finance the operations after the completion of the construction projects. Details are set out in Note 20.

36. NON-OPERATING ITEMS

According to "Questions and answers in the preparation of information disclosures of companies issuing public shares No. 1 - Extraordinary gain and loss (2004 amended)", non-operating items of the Group are disclosed as follows:

	The Group	
	2005	2004
	Rmb'000	Rmb'000
Loss on disposal of assets	**(373)**	(1,269)
Penalty charges	**(66)**	(173)
Penalty income	**45**	21
Others	**140**	(59)
Total non-operating items	**(254)**	(1,480)
Less: tax effect of the above items	**84**	488
Net non-operating items	**(170)**	(992)

37. SEGMENT REPORTING

The Group operates as a single business segment for the production and sales of steel products mainly in the PRC, except for certain exports to other countries and regions. Details of segment revenue based on the geographical location of customers are set out as follows:

The Group

	PRC		Other countries		Total	
	2005	2004	**2005**	2004	**2005**	2004
Category	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
Income from principal operations	**21,000,763**	18,623,452	**5,487,352**	4,604,165	**26,488,115**	23,227,617
Profit from principal operations	**2,842,696**	2,389,334	**912,636**	974,154	**3,755,332**	3,363,488

The Company

	PRC		Other countries		Total	
	2005	2004	**2005**	2004	**2005**	2004
Category	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
Income from principal operations	**21,217,581**	18,700,093	**5,078,836**	4,448,324	**26,296,417**	23,148,417
Profit from principal operations	**2,819,193**	2,378,744	**908,694**	979,062	**3,727,887**	3,357,806

38. POST BALANCE SHEET EVENTS

The acquisition of the entire equity interest of ANSI has been completed in January 2006. Upon obtaining approval from China Securities Regulatory Commission, the Company issued 2.97 billion A shares of Rmb1 each at Rmb4.29 per share (equivalent to Rmb12.74 billion) to Angang Holding as a partial payment for the consideration of acquisition of the entire equity interest of ANSI on 26 January 2006. The remaining purchase consideration will be paid by three installments within three years following the completion date of acquisition. Details are set out in Note 1.

Details of the Provision for Impairment Losses of Assets

For the year ended 31 December 2005

(Prepared in accordance with PRC Accounting Rules and Regulations)

	The Group			
	Balance at the beginning of the year	**Additions**	**Written off for the year**	**Balance at the end of the year**
	Rmb'000	***Rmb'000***	***Rmb'000***	***Rmb'000***
1. Bad debt provision	3	79	(82)	—
Including: Other receivables	3	79	(82)	—
2. Provision for diminution in value of inventories	50,462	16,079	—	66,541
Including: Raw materials	—	1,825	—	1,825
Finished goods	1,996	14,254	—	16,250
Spare parts	48,466	—	—	48,466

	The Company			
	Balance at the beginning of the year	**Additions**	**Written off for the year**	**Balance at the end of the year**
	Rmb'000	***Rmb'000***	***Rmb'000***	***Rmb'000***
1. Bad debt provision	3	79	(82)	—
Including: Other receivables	3	79	(82)	—
2. Provision for diminution in value of inventories	48,466	—	—	48,466
Including: Finished goods	—	—	—	—
Spare parts	48,466	—	—	48,466

KPMG

To the
Shareholders of Angang New Steel Company Limited
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 138 to 201 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgments and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2005 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 10 April 2006

Consolidated Income Statement

For the year ended 31 December 2005
(Prepared in accordance with International Financial Reporting Standards)

	Note	**2005** **Rmb'000**	2004 Rmb'000
Turnover	5	**26,488,115**	23,227,617
Cost of sales		**(22,673,271)**	(19,805,512)
Sales related taxes		**(90,660)**	(49,754)
Gross profit		**3,724,184**	3,372,351
Other operating income	6	**109,988**	106,032
Distribution and other operating expenses		**(462,875)**	(423,192)
Administrative expenses		**(313,519)**	(271,121)
Profit from operations		**3,057,778**	2,784,070
Net financing costs	7(a)	**(18,749)**	(119,843)
Share of profits less losses of associates		**(2,355)**	233
Profit before taxation	7	**3,036,674**	2,664,460
Income tax expense	8(a)	**(919,277)**	(866,873)
Profit for the year and attributable to equity shareholders of the Company	11	**2,117,397**	1,797,587
Dividends payable to equity shareholders of the Company attributable to the year:			
Final dividend proposed after the balance sheet date	10	**1,066,675**	888,883
Earnings per share	12		
— Basic		**Rmb0.715**	Rmb0.607
— Diluted		**—**	Rmb0.606

The notes on pages 145 to 201 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2005

(Prepared in accordance with International Financial Reporting Standards)

	Note	**2005** **Rmb'000**	2004 Rmb'000
Non-current assets			
Property, plant and equipment	13	**6,364,573**	6,908,076
Intangible assets	14	**23,760**	26,699
Construction in progress	15	**2,886,086**	611,498
Lease prepayments	16	**315,959**	323,234
Interest in associates	18	**30,927**	30,803
Other investment	19	**10,500**	10,500
Deferred tax assets	8(b)	**38,692**	54,999
		9,670,497	7,965,809
Current assets			
Inventories	20	**2,608,291**	2,221,412
Amounts due from fellow subsidiaries		**281,590**	304,561
Trade receivables	21	**933,165**	1,554,515
Prepayments, deposits and other receivables		**127,326**	105,504
Income tax recoverable		**40,723**	—
Deposits with banks		**—**	934,450
Cash and cash equivalents		**562,339**	1,813,683
		4,553,434	6,934,125
Current liabilities			
Trade payables	22	**419,201**	446,278
Income tax payable		**—**	244,082
Amount due to ultimate holding company		**4,688**	463
Amounts due to fellow subsidiaries		**43,727**	73,803
Other payables		**1,143,565**	1,661,440
Convertible debentures	23	**—**	3,510
Short term bank loans	24	**758,035**	1,203,534
		2,369,216	3,633,110
Net current assets		**2,184,218**	3,301,015
Total assets less current liabilities carried forward		**11,854,715**	11,266,824

Consolidated Balance Sheet *(Continued)*

At 31 December 2005

(Prepared in accordance with International Financial Reporting Standards)

	Note	**2005** **Rmb'000**	2004 Rmb'000
Total assets less current liabilities brought forward		**11,854,715**	11,266,824
Non-current liabilities			
Bank loans	24	**604,013**	1,244,548
NET ASSETS		**11,250,702**	10,022,276
CAPITAL AND RESERVES			
Share capital	25	**2,962,986**	2,962,942
Share premium	26	**3,057,639**	3,057,296
Reserves	27	**1,392,158**	974,167
Retained profits		**3,837,919**	3,027,871
TOTAL EQUITY ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY		**11,250,702**	10,022,276

Approved and authorised for issue by the board of directors on 10 April 2006.

Liu Jie	**Fu Jihui**
Chairman	*Director*

The notes on pages 145 to 201 form part of these financial statements.

At 31 December 2005

(Prepared in accordance with International Financial Reporting Standards)

	Note	2005 Rmb'000	2004 (restated) Rmb'000
Non-current assets			
Property, plant and equipment	13	**5,909,447**	6,406,442
Construction in progress	15	**2,881,738**	611,470
Lease prepayments	16	**295,154**	301,977
Investment in jointly controlled entities	17	**268,305**	268,305
Investment in associates	18	**33,043**	30,564
Other investment	19	**10,500**	10,500
Deferred tax assets	8(b)	**38,304**	54,747
		9,436,491	7,684,005
Current assets			
Inventories	20	**2,439,971**	2,068,827
Amounts due from fellow subsidiaries		**593,371**	304,561
Trade receivables	21	**676,283**	1,482,584
Prepayments, deposits and other receivables		**102,518**	79,352
Income tax recoverable		**40,723**	—
Deposits with banks		**—**	934,450
Cash and cash equivalents		**515,061**	1,770,609
		4,367,927	6,640,383
Current liabilities			
Trade payables	22	**406,927**	441,669
Income tax payable		**—**	244,082
Amount due to ultimate holding company		**4,688**	463
Amounts due to fellow subsidiaries		**42,068**	71,029
Other payables		**1,087,630**	1,505,676
Convertible debentures	23	**—**	3,510
Short term bank loan	24	**600,000**	1,063,000
		2,141,313	3,329,429
Net current assets		**2,226,614**	3,310,954
Total assets less current liabilities carried forward		**11,663,105**	10,994,959

At 31 December 2005

(Prepared in accordance with International Financial Reporting Standards)

	Note	2005 Rmb'000	2004 (restated) Rmb'000
Total assets less current liabilities brought forward		**11,663,105**	10,994,959
Non-current liabilities			
Bank loans	24	**300,000**	900,000
NET ASSETS		**11,363,105**	10,094,959
CAPITAL AND RESERVES			
Share capital	25	**2,962,986**	2,962,942
Share premium	26	**3,057,639**	3,057,296
Reserves	27	**1,392,158**	974,167
Retained profits	28	**3,950,322**	3,100,554
TOTAL EQUITY ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY		**11,363,105**	10,094,959

Approved and authorised for issue by the board of directors on 10 April 2006.

Liu Jie
Chairman

Fu Jihui
Director

The notes on pages 145 to 201 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005

(Prepared in accordance with International Financial Reporting Standards)

	Note	Share capital Rmb'000	Share premium Rmb'000	Reserves Rmb'000	Retained profits Rmb'000	Total Rmb'000
2004						
At 1 January 2004		2,962,309	3,055,920	619,043	2,178,113	8,815,385
Profit for the year		—	—	—	1,797,587	1,797,587
Transfer between reserves		—	—	355,266	(355,266)	—
Shares issued upon conversion of convertible debentures	25	633	1,376	(158)	—	1,851
Final dividend — 2003	10(b)	—	—	—	(592,563)	(592,563)
Deferred tax released upon the conversion of convertible debentures	8(b)	—	—	16	—	16
At 31 December 2004		2,962,942	3,057,296	974,167	3,027,871	10,022,276
2005						
At 1 January 2005		2,962,942	3,057,296	974,167	3,027,871	10,022,276
Profit for the year		—	—	—	2,117,397	2,117,397
Proposed transfer between reserves		—	—	418,254	(418,254)	—
Shares issued upon conversion of convertible debentures	25	44	343	(264)	—	123
Final dividend – 2004	10(b)	—	—	—	(889,095)	(889,095)
Deferred tax released upon the conversion of convertible debentures	8(b)	—	—	1	—	1
At 31 December 2005		2,962,986	3,057,639	1,392,158	3,837,919	11,250,702

The notes on pages 145 to 201 form part of these financial statements

Consolidated Cash Flow Statement

For the year ended 31 December 2005
(Prepared in accordance with International Financial Reporting Standards)

	Note	**2005** **Rmb'000**	2004 Rmb'000
Operating activities			
Cash flows from operations	30	**3,741,879**	2,094,497
Interest received		**16,913**	25,613
Interest paid		**(117,447)**	(135,647)
Income tax paid		**(1,187,774)**	(589,257)
Cash flows from operating activities		**2,453,571**	1,395,206
Investing activities			
Capital expenditure		**(2,672,827)**	(746,414)
Proceeds from disposal of property, plant and equipment		**1,463**	670
Investment in associate		**(2,479)**	(16,164)
Investment in other investment		**—**	(10,500)
Decrease / (increase) in fixed deposits maturing over 3 months		**934,450**	(644,450)
Cash flows from investing activities		**(1,739,393)**	(1,416,858)
Financing activities			
Dividends paid		**(889,095)**	(592,563)
Proceeds of bank loans		**117,500**	555,349
Repayment of bank loans		**(1,203,534)**	(420,267)
Redemption of convertible debentures		**(3,430)**	—
Cash flows from financing activities		**(1,978,559)**	(457,481)
Net decrease in cash and cash equivalents		**(1,264,381)**	(479,133)
Cash and cash equivalents at 1 January		**1,813,683**	2,316,976
Effect of exchange rate fluctuations on cash held		**13,037**	(24,160)
Cash and cash equivalents at 31 December		**562,339**	1,813,683

The notes on pages 145 to 201 form part of these financial statements.

1 BACKGROUND OF THE COMPANY

Angang New Steel Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 8 May 1997 as a joint stock limited company. The Company and its jointly controlled entities (the "Group") are principally engaged in the production and sales of cold rolled sheets, galvanised steel, wire rods, thick plates, large section steel products and steel billets.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board ("IASB"). IFRSs include all applicable individual IFRS, International Accounting Standards ("IAS") and related interpretations.

These financial statements also comply with the disclosure requirements of Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

A summary of the significant accounting policies adopted in the preparation of the financial statements is set out below.

The Company also prepares a set of financial statements which complies with the PRC Accounting Rules and Regulations. A reconciliation of the Group's profit for the year and the equity attributable to equity shareholders of the Company under IFRSs and the PRC Accounting Rules and Regulations is presented on pages 202 to 203.

IASB has issued a number of new and revised IFRSs which are effective or available for early adoption for the accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised IFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 3.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Basis of preparation

The consolidated financial statements for the year ended 31 December 2005 comprise the Group and the Group's interest in associates. The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in next year are discussed in note 37.

(c) Basis of consolidation

(i) Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Investments in associates are stated in the Company's balance sheet at cost less impairment losses (see note 2(t)).

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(c) Basis of consolidation *(Continued)*

(ii) Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Investments in jointly controlled entities are stated in the Company's balance sheet at cost less impairment losses (see note 2(t)).

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

(d) Investments

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(t)).

Investments are recognised / derecognised on the date the Group and/or the Company commits to purchase / sell the investments.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(e) Property, plant and equipment

(i) Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(t)). The cost of an acquired asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use.

(ii) The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. All other cost is recognised as an expense in the income statement in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the income statement on the date of retirement or disposal.

(iv) Depreciation is provided to write off the cost of each part of an item of property, plant and asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	10 to 40 years
Plant, machinery and equipment	5 to 20 years
Transportation vehicles and other related equipment	4 to 15 years

When parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(f) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (see note 2(t)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges and exchange differences on the designated financial instruments (see note 2(w)), during the period of construction.

Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially completed and ready for its intended use.

No depreciation is provided in respect of construction in progress.

(g) Intangible assets

Intangible assets represent industrial technology acquired by the Group and are stated at cost less accumulated amortisation and impairment losses (see note 2(t)).

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation is charged to the income statement on a straight-line basis over the assets' estimated useful life of 10 years.

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at amortised cost less impairment losses (see note 2(t)). Land use rights are amortised on a straight line basis over the respective periods of the rights.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(i) Inventories

Inventories, other than spare parts, tools and ancillary materials, are stated at the lower of cost and net realisable value.

The cost of inventories is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

Spare parts, tools and ancillary materials are stated at cost less any provision for obsolescence.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(k) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(t)), unless the effect of discounting would be immaterial. In such case, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(t)).

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(l) Convertible debentures

Convertible debentures that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments with both liability and equity component.

The liability component of the convertible debentures is calculated as the present value of the future interest and principal payments, discounted at a market rate of interest applicable to similar liabilities that do not have a conversion option. The liability component is stated net of unamortised transaction costs and unamortised discounts on convertible debentures.

The equity component is calculated as the excess of the issue proceeds over the liability component.

Transactions costs incurred on issuance of the convertible debentures are allocated to the component parts in proportion to the allocation of proceeds.

The discounts on the convertible debentures, being the amount classified as equity as referred to above, are set off against the liability component and are amortised as an interest expense on an effective interest rate method until conversion or maturity.

The transactions costs allocated to the liability component are amortised as an interest expense on an effective interest rate method until conversion or maturity.

On conversion, the liability component, the accrued interest forfeited together with the relevant portion of the equity component constitute the consideration for the shares being issued.

(m) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(n) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding the recovery of consideration due, associated costs or the possible return of goods also continuing management involvement with the goods.

(p) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method (see note 2(x)), interest receivable on fund invested, foreign exchange gains and losses (see note 2(w)).

Interest income is recognised in the income statement as it accrues, using the effective interest method.

(q) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(r) Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research costs and development costs are therefore recognised as expenses in the period in which they are incurred.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Impairment of assets

(i) Impairment of trade and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

- For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets). Receivables with a short duration are not discounted.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(t) Impairment of assets *(Continued)*

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment;
- construction in progress;
- pre-paid interests in leasehold land classified as being held under an operating lease;
- intangible assets; and
- investments in associates and jointly controlled entities.

If any such indication exists, the asset's recoverable amount is estimated.

- Calculation of recoverable amount

  The recoverable amount of other asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

– Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(u) Retirement benefits

Obligations for contributions to defined contribution retirement scheme are recognised as an expense in the income statement as incurred. Further information is set out in note 33.

(v) Dividends

Dividends are recognised as a liability in the period which they are declared or approved.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss, except those eligible for capitalisation as construction in progress (see note 2(f)).

(x) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(y) Related party transactions

For the purpose of these financial statements, parties are considered to be related to the Group if it has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(z) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

3 CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new and revised IFRSs which are effective for the accounting periods beginning on or after 1 January 2005. The accounting policies of the Group and/or the Company after the adoption of these new and revised IFRSs have been summarised in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 38).

(a) Investments in associates and jointly controlled entities (IAS 28, Investments in associates; IAS 31, Interests in joint ventures)

In prior years, in the Company's balance sheet, an investment in an associate or a jointly controlled entity is accounted for under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Company's share of associate's or jointly controlled entity's net assets.

With effect from 1 January 2005, in order to comply with IAS 28 and IAS 31, the Company has changed its accounting policy relating to investments in associates and jointly controlled entities. Under the new policies, investments in associates and investments in jointly controlled entities are stated in the Company's balance sheets at cost less impairment losses. The new accounting policy has been applied retrospectively with comparatives restated. As a result of the adoption of these accounting policies, the Company's profit after taxation attributable to equity shareholders of the Company and total equity attributable to equity shareholders of the Company have been increased by Rmb27,939,000 (2004: Rmb58,640,000) and Rmb100,622,000 (2004: Rmb72,683,000) respectively for the year ended 31 December 2005.

3 CHANGES IN ACCOUNTING POLICIES *(Continued)*

(b) Definition of related parties (IAS 24 "Related party disclosures")

The definition of related parties under IAS 24 as disclosed in note 32 has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation and contributions to post-retirement benefit plans. The disclosure of such related party transactions in note 32 for the comparative period has been made accordingly.

4 SEGMENT REPORTING

The Group operates principally as a single business segment for the production and sales of steel products. Segment revenue based on the geographical location of customers are as follows:

	2005	2004
	Rmb'000	*Rmb'000*
Revenue		
The PRC	**21,000,763**	18,623,452
Other countries	**5,487,352**	4,604,165
	26,488,115	23,227,617

All of the Group's assets are in the PRC.

5 TURNOVER

Turnover represents the aggregate of the invoiced value of goods sold, after allowances for goods returned, trade discounts and value added tax.

6 OTHER OPERATING INCOME

	2005 Rmb'000	2004 Rmb'000
Income from sales of scrap materials	**100,007**	93,439
Write-off of long outstanding accounts payable	**4,502**	—
Packaging materials income	**2,495**	2,026
Insurance compensation	**—**	9,598
Dividend income from other investment	**1,400**	—
Others	**1,584**	969
	109,988	106,032

7 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

(a) Net financing costs:

	2005 Rmb'000	2004 Rmb'000
Interest on bank advances	**118,075**	136,903
Less: Amount capitalised as construction in progress*	**(66,266)**	(23,855)
Net interest expenses	**51,809**	113,048
Net exchange difference	**(19,279)**	30,553
Less: Amount capitalised as construction in Progress	**—**	643
Net exchange (gain)/loss	**(19,279)**	31,196
Interest income	**(14,556)**	(24,952)
Bank charges	**775**	551
	18,749	119,843

* The borrowing costs have been capitalised at an average rate of 5.59% (2004: 5.53%) per annum for construction in progress.

7 PROFIT BEFORE TAXATION *(Continued)*

Profit before taxation is arrived after charging / (crediting): *(Continued)*

(b) Other items:

	2005	2004
	Rmb'000	*Rmb'000*
Auditors' remuneration	**3,640**	3,500
Cost of inventories	**22,673,271**	19,805,512
Depreciation	**838,356**	806,006
Amortisation of intangible assets	**2,939**	1,531
Amortisation of lease prepayments	**7,275**	6,357
Personnel costs		
– Salaries and wages, welfare and other costs	**267,017**	233,243
– Contributions to defined contribution scheme	**48,732**	57,029
Total personnel costs	**315,749**	290,272
Repairs and maintenance	**473,334**	359,755
Research and development costs	**9,403**	10,421
Loss on disposals of property, plant and equipment	**373**	1,269

8 INCOME TAX

(a) Income tax expense in the consolidated income statement

	2005	2004
	Rmb'000	*Rmb'000*
Current tax expense		
Provision for PRC income tax for the year	**902,969**	856,406
Deferred tax expense		
Origination and reversal of temporary differences (note 8(b))	**16,308**	10,467
Total income tax expense in consolidated income statement	**919,277**	866,873

8 INCOME TAX (Continued)

(a) Income tax expense in the consolidated income statement (Continued)

The provision for PRC income tax is calculated at 33% (2004: 33%) of the estimated assessable profits for the year determined in accordance with relevant income tax rules and regulations in the PRC.

The reconciliation of income tax calculated at the Group's applicable tax rate with actual expense for the year is as follows:

	2005 Rmb'000	2004 Rmb'000
Profit before taxation	**3,036,674**	2,664,460
Expected PRC income tax at a statutory tax rate of 33%	**1,002,102**	879,271
Non-taxable income	**(4,324)**	(9,961)
Non-deductible expenses	**42,045**	34,688
Additional deduction *	**(96,392)**	—
Tax credit *	**(24,154)**	(37,125)
	919,277	866,873

* Pursuant to relevant PRC tax regulations, the Company is entitled to claim an additional deduction based on 50% of approved research and development costs and a tax credit relating to purchases of equipment produced in the PRC for technological improvements.

8 INCOME TAX *(Continued)*

(b) Deferred taxation

(i) Deferred tax assets / (liabilities) are attributable to the following:

The Group

	Assets		Liabilities		Net	
	2005	2004	**2005**	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
Borrowing costs capitalised in construction in progress	**—**	—	**(24,564)**	(9,605)	**(24,564)**	(9,605)
Revaluation of lease prepayments (note)	**63,114**	64,612	**—**	—	**63,114**	64,612
Pre-operating expenses	**142**	6	**—**	—	**142**	6
Discount on convertible debentures	**—**	—	**—**	(14)	**—**	(14)
	63,256	64,618	**(24,564)**	(9,619)	**38,692**	54,999
Set-off within legal tax units and jurisdictions	**(24,564)**	(9,619)	**24,564**	9,619	**—**	—
Net deferred tax assets	**38,692**	54,999	**—**	—	**38,692**	54,999

8 INCOME TAX *(Continued)*

(b) Deferred taxation *(Continued)*

(i) Deferred tax assets / (liabilities) are attributable to the following: *(Continued)*

The Company

	Assets		Liabilities		Net	
	2005	2004	**2005**	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
Borrowing costs capitalised in construction in progress	**—**	—	**(24,564)**	(9,605)	**(24,564)**	(9,605)
Revaluation of lease prepayments (note)	**62,868**	64,366	**—**	—	**62,868**	64,366
Discount on convertible debentures	**—**	—	**—**	(14)	**—**	(14)
	62,868	64,366	**(24,564)**	(9,619)	**38,304**	54,747
Set-off within legal tax units and jurisdictions	**(24,564)**	(9,619)	**24,564**	9,619	**—**	—
Net deferred tax assets	**38,304**	54,747	**—**	—	**38,304**	54,747

Note: As described in note 27(c), land use rights are carried at cost. The surplus on the revaluation of land use rights net of deferred tax assets are reversed to the equity attributable to equity shareholders of the Company.

8 INCOME TAX *(Continued)*

(b) Deferred taxation *(Continued)*

(ii) Movement in temporary differences during the year:

The Group

	Balance at 1 January 2004	Recognised in income statement (note 8(a))	Recognised in equity (note 27)	Balance at 31 December 2004 / 1 January 2005	Recognised in income statement (note 8(a))	Recognised in equity (note 27)	at 31 December 2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Borrowing costs capitalised in construction in progress	(9,245)	(360)	—	(9,605)	(14,959)	—	(24,564)
Revaluation of lease prepayments	66,074	(1,462)	—	64,612	(1,498)	—	63,114
Pre-operating expenses	8,682	(8,676)	—	6	136	—	142
Discount on convertible debentures	(61)	31	16	(14)	13	1	—
	65,450	(10,467)	16	54,999	(16,308)	1	38,692

The Company

	Balance at 1 January 2004	Recognised in income statement	Recognised in equity (note 27)	Balance at 31 December 2004/ 1 January 2005	Recognised in income statement	Recognised in equity (note 27)	at 31 December 2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Borrowing costs capitalised in construction in progress	(9,245)	(360)	—	(9,605)	(14,959)	—	(24,564)
Revaluation of lease prepayments	65,863	(1,497)	—	64,366	(1,498)	—	62,868
Discount on convertible debentures	(61)	31	16	(14)	13	1	—
	56,557	(1,826)	16	54,747	(16,444)	1	38,304

9 DIRECTORS' AND SUPERVISORS' REMUNERATION AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

Directors' and supervisors' remuneration:

	Directors' and supervisors' fees	Salaries, allowance and benefits in kind	Discretionary bonuses	Retirement scheme contributions	2005 Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Executive directors					
Liu Jie	—	—	—	—	—
Yang Hua	—	—	—	—	—
Tang Fuping	—	270	—	49	319
Yao Lin	—	282	—	57	339
Huang Haodong	—	—	—	—	—
Zhang Lifen	—	325	—	65	390
Fu Jihui	—	288	—	57	345
Fu Wei	—	298	—	60	358
Cai Denglou	—	—	—	—	—
Li ZhongWu	—	—	—	—	—
Non-executive directors					
Yu Wanyuan	—	—	—	—	—
Independent non-executive directors					
Wang Linsen	63	—	—	—	63
Yao Weiting	63	—	—	—	63
Liu Yongze	63	—	—	—	63
Francis Li Chak Yan	66	—	—	—	66
Wang Xiaobin	44	—	—	—	44
Supervisors					
Qi Cong	—	—	—	—	—
Zhou Fa	—	288	—	58	346
Xing Guibin	—	148	—	19	167
	299	1,899	—	365	2,563

9 DIRECTORS' AND SUPERVISORS' REMUNERATION AND INDIVIDUALS WITH HIGHEST EMOLUMENTS *(Continued)*

Directors' and supervisors' remuneration: *(Continued)*

	Directors' and supervisors' fees	Salaries, allowance and benefits in kind	Discretionary bonuses	Retirement scheme contributions	2004 Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Executive directors					
Liu Jie	—	185	—	47	232
Yang Hua	—	140	—	36	176
Cai Denglou	—	140	—	36	176
Yao Lin	—	140	—	36	176
Li Zhongwu	—	140	—	36	176
Zhang Lifen	—	140	—	36	176
Fu Jihui	—	140	—	36	176
Fu Wei	—	140	—	36	176
Non-executive directors					
Yu Wanyuan	130	—	—	—	130
Independent non-executive directors					
Wang Linsen	40	—	—	—	40
Yao Weiting	40	—	—	—	40
Liu Yongze	40	—	—	—	40
Francis Li Chak Yan	42	—	—	—	42
Supervisors					
Qi Cong	—	130	—	33	163
Zhou Fa	—	124	—	30	154
Xing Guibin	—	107	—	27	134
	292	1,526	—	389	2,207

The five highest paid individuals of the Group in 2005 and 2004 were all executive directors whose emoluments are disclosed above.

10 DIVIDENDS

(a) Dividends attributable to the year

	2005	2004
	Rmb'000	*Rmb'000*
Final dividend proposed after the balance sheet date of Rmb36 cents per share (2004: Rmb30 cents per share)	**1,066,675**	888,883

Pursuant to a resolution passed at the directors' meeting on 10 April 2006, a final dividend of Rmb36 cents (2004: Rmb30 cents) per share totalling Rmb1,066,675,000 (2004: Rmb888,883,000) was approved for shareholders' approval at the Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2005	2004
	Rmb'000	*Rmb'000*
Final dividends in respect of the previous financial year, approved and paid during the year, of Rmb30 cents per share (2004: Rmb20 cents per share)	889,095	592,563

In respect of the dividends attributable to the year ended 31 December 2004, the difference between the final dividend proposed and the amount approved and paid during the year represents the additional dividends distributed to the holders of shares which were issued upon the conversion of convertible debentures before the closing date of the register of members.

11 PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit attributable to shareholders of the Company in the amount of Rmb2,157,117,000 (2004 restated: Rmb1,856,227,000) has been dealt with in the financial statements of the Company.

12 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of Rmb2,117,397,000 (2004: Rmb1,797,587,000) and a weighted average number of shares outstanding during the year of 2,962,975,000 (2004: 2,962,761,000) calculated as follows:

Weighted average number of shares *(In thousands of shares)*	**2005**	2004
Issued shares at 1 January	**2,962,942**	2,962,309
Effect of conversion of convertible debentures	**33**	452
Weighted average number of shares at 31 December	**2,962,975**	2,962,761

(b) Diluted earnings per share

There were no dilutive potential equity shares in existence as at 31 December 2005.

During the year ended 31 December 2004, the calculation of diluted earnings per share was based on the profit attributable to equity shareholders of the Company of Rmb1,797,587,000 and a weighted average number of shares of 2,964,017,000 after the adjustment with regard to the effects of conversion of remaining convertible debentures as follows:

Weighted average number of shares (diluted) *(In thousands of shares)*	2004
Weighted average number of shares at 31 December	2,962,761
Effect of conversion of remaining convertible debentures	1,256
Weighted average number of shares (diluted) at 31 December	2,964,017

The conversion of remaining convertible debentures did not affect the profit attributable to equity shareholders of the Company as the interest incurred was capitalised as construction in progress.

13 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings Rmb'000	Plant, machinery and equipment Rmb'000	Transportation vehicles and other related equipment Rmb'000	Total Rmb'000
Cost:				
At 1 January 2004	1,481,451	6,549,785	457,687	8,488,923
Reclassification	(52,276)	34,586	17,690	—
Additions	20,629	9,928	8,666	39,223
Transfer from construction in progress (note 15)	125,262	962,095	132,784	1,220,141
Disposals	—	(3,247)	(726)	(3,973)
At 31 December 2004	1,575,066	7,553,147	616,101	9,744,314
At 1 January 2005	1,575,066	7,553,147	616,101	9,744,314
Additions	210	9,959	752	10,921
Transfer from construction in progress (note 15)	18,039	251,861	23,483	293,383
Disposals	(1,386)	(9,407)	(1,055)	(11,848)
At 31 December 2005	1,591,929	7,805,560	639,281	10,036,770

13 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(a) The Group *(Continued)*

	Buildings *Rmb'000*	Plant, machinery and equipment *Rmb'000*	Transportation vehicles and other related equipment *Rmb'000*	Total *Rmb'000*
Accumulated depreciation:				
At 1 January 2004	191,182	1,616,082	224,977	2,032,241
Reclassification	(1,127)	746	381	—
Charge for the year	98,499	647,340	60,167	806,006
Written back on disposal	—	(1,774)	(235)	(2,009)
At 31 December 2004	288,554	2,262,394	285,290	2,836,238
At 1 January 2005	288,554	2,262,394	285,290	2,836,238
Charge for the year	111,208	665,865	61,283	838,356
Written back on disposal	(37)	(2,226)	(134)	(2,397)
At 31 December 2005	399,725	2,926,033	346,439	3,672,197
Net book value:				
At 31 December 2005	1,192,204	4,879,527	292,842	6,364,573
At 31 December 2004	1,286,512	5,290,753	330,811	6,908,076

13 PROPERTY, PLANT AND EQUIPMENT (Continued)

(b) The Company

	Buildings Rmb'000	Plant, machinery and equipment Rmb'000	Transportation vehicles and other related equipment Rmb'000	Total Rmb'000
Cost:				
At 1 January 2004	1,477,599	6,540,751	452,149	8,470,499
Reclassification	(52,276)	34,586	17,690	—
Additions	20,629	4,562	7,961	33,152
Transfer from construction in progress (note 15)	30,022	557,723	120,170	707,915
Disposals	—	(3,247)	(726)	(3,973)
At 31 December 2004	1,475,974	7,134,375	597,244	9,207,593
At 1 January 2005	1,475,974	7,134,375	597,244	9,207,593
Additions	—	11,779	—	11,779
Transfer from construction in progress (note 15)	18,039	251,459	23,483	292,981
Disposals	(1,386)	(9,407)	(868)	(11,661)
At 31 December 2005	1,492,627	7,388,206	619,859	9,500,692

13 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) The Company *(Continued)*

	Buildings	Plant, machinery and equipment	Transportation vehicles and other related equipment	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Accumulated depreciation:				
At 1 January 2004	191,168	1,615,923	224,163	2,031,254
Reclassification	(1,127)	746	381	—
Charge for the year	95,134	619,182	57,590	771,906
Written back on disposal	—	(1,774)	(235)	(2,009)
At 31 December 2004	285,175	2,234,077	281,899	2,801,151
At 1 January 2005	285,175	2,234,077	281,899	2,801,151
Charge for the year	106,739	627,618	58,044	792,401
Written back on disposal	(37)	(2,226)	(44)	(2,307)
At 31 December 2005	391,877	2,859,469	339,899	3,591,245
Net book value:				
At 31 December 2005	1,100,750	4,528,737	279,960	5,909,447
At 31 December 2004	1,190,799	4,900,298	315,345	6,406,442

(c) All of the Group's buildings are located in the PRC.

(d) One of the Company's jointly controlled entities has pledged its property, plant and equipment at a carrying amount of Rmb878,412,000 at 31 December 2005 (2004: Rmb997,326,000) to secure a syndicated loan as mentioned in note 24.

14 INTANGIBLE ASSETS

The Group	Industrial technology *Rmb'000*
Cost:	
Balance at 1 January 2004	12,819
Additions	15,411
Balance at 31 December 2004 and 31 December 2005	28,230
Accumulated amortisation:	
Balance at 1 January 2004	—
Amortisation for the year	1,531
Balance at 31 December 2004	1,531
Balance at 1 January 2005	1,531
Amortisation for the year	2,939
Balance at 31 December 2005	4,470
Net book value:	
At 31 December 2005	23,760
At 31 December 2004	26,699

The amortisation charge for the year is included in "Administrative expenses" in the consolidated income statement.

15 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Balance at 1 January	**611,498**	1,122,923	**611,470**	670,914
Additions	**2,567,971**	708,716	**2,563,249**	648,471
	3,179,469	1,831,639	**3,174,719**	1,319,385
Transfer to property, plant and equipment (note 13)	**(293,383)**	(1,220,141)	**(292,981)**	(707,915)
Balance at 31 December	**2,886,086**	611,498	**2,881,738**	611,470
Construction in progress comprises:				
Cold rolling system upgrade	**549,062**	212,706	**549,062**	212,706
2130 cold rolling production line	**2,271,603**	279,997	**2,271,603**	279,997
ANSC - Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited ("ANSC - Xinchuan") steel product production line	**4,348**	28	**—**	—
Technological renovation	**61,073**	118,767	**61,073**	118,767
Balance at 31 December	**2,886,086**	611,498	**2,881,738**	611,470

16 LEASE PREPAYMENTS

Lease prepayments represent the land use rights on land located in the PRC. The remaining periods of the land use rights of the Company and the Group range from 42 to 47 years.

One of the Company's jointly controlled entities has pledged its land use rights at a carrying amount of Rmb41,610,000 at 31 December 2005 (2004: Rmb42,514,000) to secure a syndicated loan as mentioned in note 24.

17 INVESTMENT IN JOINTLY CONTROLLED ENTITIES

The Company	2005 Rmb'000	2004 (restated) Rmb'000
Unlisted shares, at cost	**268,305**	268,305

Details of the Company's investment in the jointly controlled entities are set out below:

Name of jointly controlled entities	Form of business structure	Place of incorporation and operation	Paid-up capital	Proportion of equity interest: Group's effective interest	Proportion of equity interest: held by the Company	Principal activities
ANSC - TKS Galvanizing Co., Ltd. ("ANSC - TKS")	Sino-foreign equity joint venture	PRC	US$60 million	50%	50%	Production and sale of hot dip galvanised steel products
ANSC - Xinchuan	Equity joint venture	PRC	Rmb 40 million	50%	50%	Sale, processing and distribution of steel products

17 INVESTMENT IN JOINTLY CONTROLLED ENTITIES *(Continued)*

Included in the consolidated financial statements are the following items that represent the Group's interests in the assets and liabilities, revenues and expenses of the jointly controlled entities.

	2005	2004
	Rmb'000	*Rmb'000*
Non-current assets	**504,427**	549,870
Current assets	**342,841**	281,655
Non-current liabilities	**(304,013)**	(344,548)
Current liabilities	**(373,456)**	(291,594)
Net assets	**169,799**	195,383
Income	**997,361**	437,970
Expenses	**(1,022,945)**	(496,843)
	(25,584)	(58,873)

The Company has pledged its equity interest in ANSC-TKS to secure a syndicated loan granted to ANSC-TKS (note 24).

18 INTEREST / INVESTMENT IN ASSOCIATES

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Unlisted shares, at cost	—	—	**33,043**	30,564
Share of net asset	**30,927**	30,803	—	—
	30,927	30,803	**33,043**	30,564

Details of the Company's investment in the associates are set out below:

Name of associate	Form of business structure	Place of incorporation and operation	Paid-up capital	Proportion of equity interest: Group's effective interest	Proportion of equity interest: held by the Company	Principal activities
Angang Shenyang Steel Product Processing And Distribution Company Limited ("Angang Shenyang")	Equity joint venture	PRC	Rmb48 million	30%	30%	Sale, processing and distribution of steel products
TKAS (Changchum) Tailored Blanks Ltd ("TKAS", formerly known as TKAZ (Changchun) Tailored Blanks Ltd)	Sino-foreign equity joint	PRC	US$5 million	45%	45%	Production and sale of tailored blanks venture

18 INTEREST / INVESTMENTS IN ASSOCIATES (Continued)

Summary financial information on associates

	Assets Rmb'000	Liabilities Rmb'000	Equity Rmb'000	Revenues Rmb'000	Profit/(loss) Rmb'000
2005					
100 per cent	**156,486**	**71,108**	**85,378**	**56,301**	**(5,760)**
Group's effective interest	**61,351**	**30,424**	**30,927**	**19,093**	**(2,355)**
2004					
100 per cent	73,920	8,959	64,961	33,179	781
Group's effective interest	33,490	2,687	30,803	9,954	233

19 OTHER INVESTMENT

	The Group and the Company	
	2005	2004
	Rmb'000	*Rmb'000*
Unlisted equity securities	**10,500**	10,500

20 INVENTORIES

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Raw materials	**311,682**	391,675	**297,920**	357,446
Work in progress	**190,330**	291,093	**190,330**	291,093
Finished goods	**1,227,665**	722,802	**1,105,429**	631,453
Spare parts, tools and ancillary materials	**878,614**	815,842	**846,292**	788,835
	2,608,291	2,221,412	**2,439,971**	2,068,827

20 INVENTORIES *(Continued)*

The analysis of the amount of inventories recognised as an expense is as follows:

	The Group	
	2005	2004
	Rmb'000	*Rmb'000*
Carrying amount of inventories sold	**22,655,196**	19,803,516
Write-down of inventories	**18,075**	1,996
	22,673,271	19,805,512

21 TRADE RECEIVABLES

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Accounts receivable	**338,391**	128,647	**81,509**	56,716
Bills receivable	**594,774**	1,425,868	**594,774**	1,425,868
	933,165	1,554,515	**676,283**	1,482,584

The ageing analysis of trade receivables is as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Less than 3 months	**405,247**	1,164,599	**148,364**	1,092,668
More than 3 months but less than 12 months	**527,918**	389,916	**527,918**	389,916
	933,165	1,554,515	**676,282**	1,482,584

The Group requests customers to pay cash or settle by bills in full prior to delivery of goods. Subject to negotiation, credit term of three months is only available for certain major customers with well-established trading records.

21 TRADE RECEIVABLES *(Continued)*

One of the Company's jointly controlled entities has pledged its trade receivables at a carrying amount of Rmb201,982,000 at 31 December 2005 (2004: Rmb143,862,000) to secure a syndicated loan as mentioned in note 24.

Included in the accounts receivable are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group	
	2005	2004
	Rmb'000	*Rmb'000*
United States Dollars	**USD12,256**	USD 8,637
Euros	**EUR —**	EUR 115

22 TRADE PAYABLES

	The Group		**The Company**	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Accounts payable	**224,809**	225,379	**212,535**	220,770
Bills payable	**194,392**	220,899	**194,392**	220,899
	419,201	446,278	**406,927**	441,669

The ageing analysis of trade payables is as follows:

	The Group		**The Company**	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Due on demand	**190,118**	191,955	**188,314**	191,955
Due within 3 months	**121,621**	147,304	**111,151**	142,695
Due after 3 months but within 6 months	**107,462**	107,019	**107,462**	107,019
	419,201	446,278	**406,927**	441,669

23 CONVERTIBLE DEBENTURES

	The Group and the Company	
	2005	2004
	Rmb'000	*Rmb'000*
Carrying amount of convertible debentures at 1 January	**3,510**	5,269
Conversion into A shares (note 25)	**(123)**	(1,851)
Redemptions of convertible debentures	**(3,430)**	—
Transaction costs amortised	**5**	7
Discount on convertible debentures amortised	**38**	85
Carrying amount of convertible debentures at 31 December	—	3,510
Less: *Balance due within one year classified* as current liabilities	—	(3,510)
	—	—

On 15 March 2000, the Company issued convertible debentures (the "Debentures") amounting to Rmb1,500,000,000. The Debentures were listed on the Shenzhen Stock Exchange and were guaranteed by Anshan Iron & Steel Group Complex ("Angang Holding"). Each debenture has been, at the option of the holder, converted into A shares with a par value of Rmb1 each of the Company ("A Shares") or settled prior to 14 March 2005 (the deadline of conversion date).

The Debentures were interest bearing at a rate of 1.2% per annum payable in arrears on 14 March each year.

By 14 March 2005, 453,985,697 A shares were converted from the Debentures.

24 BANK LOANS

At 31 December 2005, the bank loans denominated in Renminbi were repayable as follows:

	Within 1 year or on demand Rmb'000	After 1 year but within 2 years Rmb'000	After 2 years But Within 5 years Rmb'000	More than 5 years Rmb'000	Sub-total Rmb'000	Total Rmb'000
Unsecured bank loans:						
— Floating interest rate at 5.76% p.a.	600,000	300,000	—	—	300,000	900,000
The Company	600,000	300,000	—	—	300,000	900,000
Unsecured bank loans:						
— Floating interest rates ranging from 5.22% p.a. to 5.58% p.a.	117,500	—	—	—	—	117,500
Secured bank loan:						
— Floating interest rates at 6.12% p.a.	40,535	40,535	121,605	141,873	304,013	344,548
The Group	758,035	340,535	121,605	141,873	604,013	1,362,048

24 BANK LOANS (Continued)

At 31 December 2004, the bank loans denominated in Renminbi were repayable as follows:

	Within 1 year or on demand Rmb'000	After 1 year but within 2 years Rmb'000	After 2 years but within 5 years Rmb'000	More than 5 years Rmb'000	Sub-total Rmb'000	Total Rmb'000
Unsecured bank loans:						
— Floating interest rates ranging from 5.49% p.a. to 5.76% p.a.	1,063,000	600,000	300,000	—	900,000	1,963,000
The Company	1,063,000	600,000	300,000	—	900,000	1,963,000
Unsecured bank loans:						
— Floating interest rates at 5.31% p.a.	100,000	—	—	—	—	100,000
Secured bank loan:						
— Floating interest rates at 5.76% p.a.	40,534	40,535	121,605	182,408	344,548	385,082
The Group	1,203,534	640,535	421,605	182,408	1,244,548	2,448,082

All unsecured bank loans of the Company are guaranteed by Angang Holding.

In October 2002, ANSC-TKS entered into a long-term loan facility of Rmb1,080 million (the "Syndicated Loan") for the construction of production line. The Syndicated Loan is secured by the land use rights, property, plant and equipment and trade receivables of ANSC-TKS at a carrying amount of Rmb1,122,004,000 at 31 December 2005 (2004: Rmb1,183,702,000).

The Company pledged its equity interest in ANSC-TKS to secure the performance of the obligations of ANSC-TKS under the loan agreement.

25 SHARE CAPITAL

The Group and the Company

	2005		2004	
	Number of *Shares'000*	***Rmb'000***	Number of *Shares'000*	*Rmb'000*
Issued and fully paid:				
State-owned legal person shares of Rmb1 each				
At 1 January	**1,319,000**	**1,319,000**	1,319,000	1,319,000
Decrease as a result of State-owned Share Reform Plan (note)	**(188,496)**	**(188,496)**	—	—
As at 31 December	**1,130,504**	**1,130,504**	1,319,000	1,319,000
A shares of Rmb1 each				
At 1 January	**753,942**	**753,942**	753,309	753,309
Conversion of convertible debentures	**44**	**44**	633	633
Increase as a result of State-owned Share Reform Plan (note)	**188,496**	**188,496**	—	—
As at 31 December	**942,482**	**942,482**	753,942	753,942
H shares of Rmb1 each				
At 1 January and 31 December	**890,000**	**890,000**	890,000	890,000
	2,962,986	**2,962,986**	2,962,942	2,962,942

Note:

In accordance with the "Approval notice related to State-owned Share Reform Plan of Angang New Steel Company Limited" issued by Stated-owned Assets Supervision and Administration Commission of the State Council in the PRC, the Company implemented its State-owned Share Reform Plan ("Reform Plan") on 1 December 2005. Angang Holding transferred 188,496,000 shares of the Company (excluding additional shares to be issued arising from the exercise of warrants issued in the Reform Plan) to those registered A share shareholders on 1 December 2005. After that, the state-owned legal person shares of the Company held by Angang Holding were reduced by 188,496,000 shares. The Company's A shares were increased by 188,496,000 shares accordingly.

25 SHARE CAPITAL *(Continued)*

During the year, 43,451 (2004: 633,594) A shares were issued on the conversion of convertible debentures with total carrying values of Rmb387,000 (2004: Rmb2,009,000) made up as follows:

	2005	2004
	Rmb'000	*Rmb'000*
Liability component (note 23)	**123**	1,851
Equity component (note 27)	**264**	158
	387	2,009

The balance of Rmb343,000 (2004: Rmb1,376,000) was credited to share premium account.

All the state-owned legal person, A and H shares rank pari passu in all material respects.

26 SHARE PREMIUM

The Group and the Company

	Share Premium
	Rmb'000
At 1 January 2004	3,055,920
Shares issued upon conversion of convertible debentures (note 25)	1,376
At 31 December 2004 / 1 January 2005	3,057,296
Shares issued upon conversion of convertible debentures (note 25)	343
At 31 December 2005	3,057,639

27 RESERVES

The Group and the Company

	Statutory surplus reserve (note a) *Rmb'000*	Statutory public welfare fund (note a) *Rmb'000*	Convertible debenture reserve (note b) *Rmb'000*	Excess over share capital (note c) *Rmb'000*	Total *Rmb'000*
2004					
At 1 January 2004	385,297	385,297	405	(151,956)	619,043
Transfer for the year	177,633	177,633	—	—	355,266
Shares issued upon conversion of convertible debentures (note 25)	—	—	(158)	—	(158)
Deferred tax released upon the conversion of convertible debentures (note 8(b))	—	—	16	—	16
At 31 December 2004	562,930	562,930	263	(151,956)	974,167
2005					
At 1 January 2005	562,930	562,930	263	(151,956)	974,167
Proposed transfer for the year	209,127	209,127	—	—	418,254
Shares issued upon conversion of convertible debentures (note 25)	—	—	(264)	—	(264)
Deferred tax released upon the conversion of convertible debentures (note 8(b))	—	—	1	—	1
At 31 December 2005	772,057	772,057	—	(151,956)	1,392,158

27 RESERVES (Continued)

(a) Under the Company's Articles of Association, the Company's net profit after taxation as reported in the financial statements prepared in accordance with the PRC Accounting Rules and Regulations can only be distributed as dividends after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) allocations to the statutory surplus reserve fund of at least 10% of the net profit after taxation, as determined under the PRC Accounting Rules and Regulations;

(iii) allocations of 5% to 10% of the net profit after taxation, as determined under the PRC Accounting Rules and Regulations, to the Company's statutory public welfare fund, which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and

(iv) allocations to the discretionary surplus reserve subject to approval by the shareholders.

(b) Convertible debentures reserve comprises the value of the option granted to debenture holders to convert their convertible debentures into A shares of the Company (see note 23).

(c) Land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset are reversed from the shareholders' funds.

28 RETAINED PROFITS

The Company

	Note	**2005** **Rmb'000**	2004 Rmb'000
At 1 January			
– As previously reported		**3,027,871**	2,178,113
– Prior year adjustments in respect of IAS 28 and IAS 31	3	**72,683**	14,043
– As restated		**3,100,554**	2,192,156
Net profit for the year (2004: restated)	11	**2,157,117**	1,856,227
Transfer between reserves		**(418,254)**	(355,266)
Final dividend - 2004 / 2003	10(b)	**(889,095)**	(592,563)
At 31 December		**3,950,322**	3,100,554

29 DISTRIBUTABLE RESERVE

In accordance with the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under the PRC Accounting Rules and Regulations and the amount determined under IFRSs. As at 31 December 2005, the reserve available for distribution was Rmb3,744,144,000 (2004: Rmb2,960,225,000). Final dividend of Rmb1,066,675,000 (2004: Rmb888,883,000) in respect of the financial year 2005 was proposed after the balance sheet date.

30 NOTES TO THE CASH FLOW STATEMENT

Reconciliation of profit before taxation to cash flows from operations

	2005	2004
	Rmb'000	*Rmb'000*
Profit before taxation	**3,036,674**	2,664,460
Interest income	**(14,556)**	(24,952)
Interest expenses	**51,809**	113,048
Share of profits less losses of associates	**2,355**	(233)
Depreciation	**838,356**	806,006
Amortisation of intangible assets	**2,939**	1,531
Loss on disposal of property, plant and equipment	**373**	1,269
Net exchange (gain) / loss	**(19,279)**	31,196
Increase in inventories	**(386,879)**	(781,129)
Decrease in amounts due from fellow subsidiaries	**23,354**	182,989
Increase in accounts receivable	**(209,744)**	(43,898)
Decrease in bills receivable	**831,094**	671,944
Decrease / (increase) in lease prepayments	**7,275**	(25,058)
(Increase) / decrease in prepayments, deposits and other receivables	**(23,393)**	28,616
(Decrease) / increase in accounts payables	**(570)**	30,917
Decrease in bills payable	**(26,507)**	(1,038,695)
Increase / (decrease) in amount due to ultimate holding company	**4,225**	(418)
Increase / (decrease) in amount due to fellow subsidiaries	**53,090**	(738,702)
(Decrease) / increase in other payables	**(428,737)**	215,606
Cash flows from operations	**3,741,879**	2,094,497

31 COMMITMENTS

(a) The Group had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Authorised and contracted for:				
– Construction projects of production lines	**847,352**	458,774	**846,850**	458,774
– Investments	**188,000**	170,000	**188,000**	170,000
– Acquisition of Angang Steel and Iron Company Limited ("ANSI") (note 32A(iv))	**19,691,566**	—	**19,691,566**	—
Authorised but not contracted for:				
– Improvement projects of production lines	**729,964**	3,363,421	**385,364**	3,013,971
	21,456,882	3,992,195	**21,111,780**	3,642,745

Included in the Group's capital commitments were the Group's proportionate share of the jointly controlled entities' capital commitments amounting to RMB 345,102,000 as at 31 December 2005 (2004: RMB 349,450,000).

(b) Pursuant to the funding supporting agreement dated 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the Syndicated Loan or finance the operations.

(c) According to the acquisition agreements dated 29 December 2004 and 20 October 2005 ("Acquisition Agreement"), the Company acquired the entire equity interest of ANSI for RMB19.69 billion. The consideration is determined based on the appraisal value of the net assets of ANSI as at 30 June 2005 ("Asset Appraisal Date"), subject to final adjustments such as the net profits of ANSI between the Asset Appraisal Date and the date for the acquisition completed and other adjustment items as stated in the Acquisition Agreement. According to the asset appraisal report (Zhong Zi Ping Bao Zi (2005) No.079) issued by China Asset Appraisal Company Limited on 2 September 2005, the appraised net asset value of ANSI was RMB19.69 billion. The appraisal result has been filed to State-owned Assets Supervision and Administration Commission for reference on 19 October 2005.

32 RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions carried out between the Group, Angang Shenyang (its associate and a subsidiary of Angang Holding) and Angang Holding (its ultimate holding company) and its business undertakings including ANSI ("Angang Group") during the year.

(A) Significant transactions and balances with Angang Group

(i) Significant transactions which the Group conducts with Angang Group in the normal course of business are as follows:

		The Group	
		2005	2004
	Note	***Rmb'000***	*Rmb'000*
Sales of finished goods (before deducting sales related taxes)	(a)	**2,201,292**	2,302,742
Return of scrap materials (before deducting sales related taxes)	(a)	**767,030**	497,699
Purchases of			
– raw materials	(b)	**18,410,493**	16,530,004
– ancillary materials and spare parts	(c)	**159,983**	192,064
Utility supplies	(d)	**358,752**	340,327
Fees paid for welfare and other support services	(e)	**512,214**	260,140
Interest received	(f)	**3,778**	5,863
Material processing services (before deducting sales related taxes)	(g)	**90,503**	84,382

Notes:

(a) The Company sold finished products and returned scrap materials to ANSI and other fellow subsidiaries for their own consumption at average prices charged to independent customers for preceding month. Included in the above are sales of pipe billets totalling Rmb1,758,490,000 (2004: Rmb1,095,675,000) to ANSI during the year.

(b) The Company purchased its principal raw materials, from ANSI at prices no higher than the lowest sales prices charged by ANSI to independent customers for preceding month and the average sales prices quoted to the Company by five independent suppliers for large quantities.

32 RELATED PARTY TRANSACTIONS *(Continued)*

(A) Significant transactions and balances with Angang Group *(Continued)*

(i) Significant transactions which the Group conducts with Angang Group in the normal course of business are as follows: *(Continued)*

Notes: (Continued)

(c) The Company purchased from ANSI ancillary materials in the form of steel products and spare parts based on the average prices of such materials charged by ANSI to independent customers.

(d) The Company purchased from ANSI utilities in the form of industrial water, re-cycled water, soft water, mixed gas, oxygen, nitrogen, hydrogen, argon, compressed air and steam at cost, limited to a maximum increment of 5% from the relevant cost charged in the previous year.

(e) Angang Group charged the Company for railway and road transportation services; agency services for purchase of fuel oil and liquefied petroleum gas, import of spare parts and export of products; equipment repair and general maintenance and overhaul; design and engineering services, product quality testing and analysis services, heating supply for employees' accommodation, education facilities; newspapers, telephone, fax and other media communication services and staff training either at applicable State price, market price or at cost.

(f) Angang Group provided financial services in the form of deposit taking and settlement services to the Company. Angang Group will not charge any fee for the settlement services. The maximum amount of deposits will be Rmb1,000,000,000 and interest will be based on the rate offered by the People's Bank of China. As at 31 December 2005, the deposits amounted to Rmb421,402,000 (2004: Rmb990,178,000).

(g) The Company provided material processing services to Angang Group based on the average prices charged to independent customers for similar services.

(h) The issuance of Debentures and all unsecured bank loans of the Company (note 23 and note 24) are guaranteed by Angang Holding.

32 RELATED PARTY TRANSACTIONS *(Continued)*

(A) Significant transactions and balances with Angang Group *(Continued)*

(ii) Amount due to ultimate holding company

Amount due to ultimate holding company mainly represents fees payable for support services.

The amount due to ultimate holding company is unsecured, interest free and has no fixed terms of repayment.

(iii) Amounts due from/to fellow subsidiaries

Amounts due from/to fellow subsidiaries mainly represent prepayments and amounts payable for the purchase of raw materials and other services. Advances are received by the Company in respect of sales of finished goods.

The amounts due from/to fellow subsidiaries are unsecured, interest free and have no fixed terms of repayment.

(iv) Acquisition of ANSI and the Supply of Materials and Services Agreement

On 20 October 2005, the Company entered into a revised acquisition agreement with Angang Holding to acquire the entire equity interest of ANSI (see note 31 (c)). In connection with the acquisition of ANSI, the Company entered into the Supply of Materials and Services Agreement with Angang Holding on 29 December 2004, which became effective upon the completion of the acquisition.

(B) Significant transactions with ANSC-TKS

(i) The Company sold finished products to ANSC-TKS amounting to Rmb1,607,309,000 (2004: Rmb946,827,000) for further processing at market price.

(ii) The Company pledged its equity interest in ANSC-TKS to secure the performance of the obligation of ANSC-TKS under the agreement of the Syndicated Loan.

The Company also committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the Syndicated Loan or finance the operations. The commitment is limited to US$8 million and will be reduced to US$4 million after the tenth repayment date.

32 RELATED PARTY TRANSACTIONS *(Continued)*

(C) Significant transactions with other related parties

ANSC-TKS purchased raw materials from and sold finished products to ThyssenKrupp Stahl AG ("TKSAG") (joint venturer of ANSC-TKS), at average prices charged to independent customers. The sales and purchases during the year amounted to Rmb287,988,000 (2004: Rmb105,235,000) and Rmb45,077,000 (2004: Rmb16,475,000) respectively. Rmb143,994,000 and Rmb22,538,000 have been included in the sales and cost of sales of the Group's consolidated financial statements respectively.

(D) Transaction with other state-owned enterprises

The Group is part of a larger group of companies under Angang Holding, which itself is owned by the PRC government. The Group also conducts business with other enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). The related party transactions as disclosed above only refer to transactions with Angang Holding and enterprises which are under common control of Angang Holding. The transactions with other state-owned enterprises are conducted in the ordinary course of business and under normal commercial terms and as such the Group believes that meaningful disclosure of related party transactions has been provided in the above.

The Directors of the Company are of the opinion that the above transactions with related parties were entered into:

- in the ordinary and usual course of its business;

- either (a) on normal commercial terms; or (b) on terms no less favourable than those available from/to independent third parties; or where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

- either in accordance with the terms of the agreement governing each such transaction or where there is no such agreement, on terms no less favourable than terms available from / to third parties and these have been confirmed by the independent non-executive directors.

and these have been confirmed by the independent non-executive directors.

32 RELATED PARTY TRANSACTIONS *(Continued)*

(E) Transactions with key management personnel

Remuneration for key management personnel, including amounts paid to the company's directors and supervisors as disclosed in note 9 is as follows:

	2005	2004
	Rmb'000	*Rmb'000*
Directors' and supervisors' fees	**299**	292
Salaries, allowance and other benefits in kind	**2,462**	1,666
Retirement scheme contributions	**477**	420
	3,238	2,378

Total remuneration is included in "personnel costs" (see note 7(b)).

33 RETIREMENT BENEFITS AND OTHER STAFF BENEFITS

The Company and two jointly controlled entities are required to contribute to the retirement benefits scheme based on 22.5% (2004: 25.5%) and 19% (2004: 19%) respectively of the total salary in accordance with the regulations of the local labour bureaux.

All the employees of the Group are entitled to receive, on retirement, pension payments from these schemes. The Group has no other material obligation for payment of retirement benefits beyond the contributions.

34 FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

Cash at bank and in hand

Substantial amounts of the Group's cash balances are deposited with PRC financial institutions.

Trade and other receivables

The Group requests most of its customers to pay cash or bills in full prior to delivery of goods. 24% (2004: 36%) of the Group's accounts receivable relate to sales to railway companies which caused a high concentration of its receivables with railway companies. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade receivables.

Amounts due from fellow subsidiaries

The terms of amounts due from fellow subsidiaries are disclosed in note 32.

(b) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the respective company's board when the borrowings exceed certain predetermined levels of authority. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

(c) Interest rate risk

The interest rates of convertible debentures and bank loans are disclosed in notes 23 and 24 respectively.

34 FINANCIAL INSTRUMENTS *(Continued)*

(d) Foreign currency risk

The Group did not have a significant foreign currency risk exposure arising from its sales and raw materials purchases for production as these transactions were mainly carried out in Renminbi. However, with the increasing proportion of export sales conducted in foreign currencies, the depreciation or appreciation of foreign currencies against the Renminbi will affect the Group's results of operations.

(e) Fair value

The fair values of cash, deposits with banks, bills receivable, trade and other receivables, trade and other payables, amount due to ultimate holding company, and amounts due from/to fellow subsidiaries are not materially different from their carrying amounts.

The fair values of the Group's bank loans as estimated by applying a discounted cash flow using current market interest rates for similar financial instruments approximate to their carrying values.

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

35 NON-ADJUSTING POST BALANCE SHEET EVENTS

(i) The acquisition of entire equity interest of ANSI ("Acquisition") has been completed in January 2006. Upon obtaining approval from China Securities Regulatory Commission, the Company issued 2.97 billion A shares of Rmb1 each at Rmb4.29 per share (equivalent to Rmb12.74 billion) to Angang Holding as a partial payment for the consideration of acquisition of the entire equity interest of ANSI on 26 January 2006. The remaining purchase consideration will be paid in three instalments within three years following the completion date of the Acquisition.

(ii) After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 10.

36 COMPARATIVE FIGURES

Certain comparative figures have been re-classified or re-stated to conform with the current year presentation and as a result of the changes in accounting policies. Further details are disclosed in note 3.

37 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a) Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

37 ACCOUNTING ESTIMATES AND JUDGEMENTS *(Continued)*

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account upgrading and improvement work performed, and anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c) Provision for inventories

As explained in notes 2(i), the Group's inventories, other than spare parts, tools and ancillary materials, are stated at the lower of cost and net realisable value. Spare parts, tools and ancillary materials are stated at cost less any provision for obsolescence. Based on the Group's recent experience and the nature of the inventories, the Group makes estimates of the selling prices, the costs to be incurred in selling the inventories and the costs of completion in case for work in progress or the usage for future repair and maintenance. Uncertainty exists in these estimations.

38 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2005

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2005 and which have not been adopted in these financial statements:

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

		Effective for accounting periods beginning on or after
IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
Amendments to IAS 19	Employee benefits - Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
Amendments to IAS 39	Financial instruments:	
	Recognition and measurement:	
	– The fair value option	1 January 2006
	– Financial guarantee contracts	1 January 2006
IFRS 7	Financial instruments: disclosures	1 January 2007
Amendment to IAS 1	Presentation of financial statements: capital disclosures	1 January 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

39 PARENT AND ULTIMATE HOLDING COMPANY

The directors of the Company consider its parent and ultimate holding company at 31 December 2005 to be Angang Holding, which is a state-owned enterprise incorporated in the PRC.

Differences between financial statements prepared in accordance with PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRSs")

	Note	2005 Rmb'000	2004 Rmb'000
Net profit under PRC Accounting Rules and Regulations		**2,079,485**	1,776,337
Adjustments:			
Pre-operating expenses	(ii)	**(412)**	26,293
Revaluation of land use rights	(iii)	**4,536**	4,536
Amortisation of lease prepayments	(iv)	**5**	(109)
General borrowing costs capitalised	(v)	**45,289**	997
Write off of long outstanding accounts payable	(vi)	**4,502**	—
Receipt of government grant	(vii)	**300**	—
Deferred tax charge	(viii)	**(16,308)**	(10,467)
Profit attributable to equity shareholders of the Company under IFRSs		**2,117,397**	1,797,587

	Note	2005 Rmb'000	2004 Rmb'000
Shareholders' fund under PRC Accounting Rules and Regulations		**11,329,257**	10,133,942
Adjustments:			
Convertible debentures	(i)		
– Discount on convertible debentures		—	42
– Additional borrowing costs capitalised		**7,293**	7,251
Pre-operating expenses	(ii)	**(429)**	(17)
Revaluation of land use rights	(iii)	**(190,512)**	(195,048)
Amortisation of lease prepayments	(iv)	**(743)**	(748)
General borrowing costs capitalised	(v)	**67,144**	21,855
Deferred tax	(viii)	**38,692**	54,999
Total equity attributable to equity shareholders of the Company under IFRSs		**11,250,702**	**10,022,276**

Notes:

(i) The amounts represent the different treatments on transaction costs and discount on convertible debentures between the IFRSs and the PRC Accounting Rules and Regulations.

(ii) Pre-operating expenses are expensed when incurred under IFRSs. However, in the PRC financial statements, pre-operating expenses are capitalised in long-term deferred expenses before the commencement of operation and will be charged to expense on the first date of operation.

(iii) Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Land use rights are carried at historical cost base under IFRSs. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset was reversed from shareholders' equity in the financial statements prepared under IFRSs.

(iv) Land use rights are amortised on a straight-line basis over the respective periods of rights from the date of grant under IFRSs. Under the PRC Accounting Rules and Regulations, land use rights are amortised over the remaining useful lives when the construction work on the related land has been completed.

(v) Under IFRSs, borrowing costs are capitalised as the cost of qualifying assets if they fulfilled the criteria for capitalisation, no matter they are specific borrowings or other borrowings. Under PRC Accounting Rules and Regulations, only specific borrowing costs with certain conditions fulfilled can be capitalised, while other borrowing costs are recognised as expenses when incurred.

(vi) Under IFRSs, the write off of long outstanding accounts payable is recognised in the income statement. Under the PRC Accounting Rules and Regulations, the write off of long outstanding accounts payable is credited to capital reserve.

(vii) Under IFRSs, the receipt of government grant is recognised as an income in the income statement. Under the PRC Accounting Rules and Regulations, receipt of government grant is credited to capital reserve.

(viii) Under IFRSs, deferred tax assets and liabilities are provided at the tax rate of 33%.

A PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS

	2005	2004	2003	2002	2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Principal operating revenue	**26,488,115**	23,227,617	14,520,736	10,771,077	9,490,523
Net profit	**2,079,485**	1,776,337	1,432,579	594,588	403,743
Total assets	**14,289,823**	15,343,328	15,011,870	12,425,350	10,237,888
Total liabilities	**(2,960,566)**	(5,209,386)	(6,063,602)	(4,619,902)	(2,799,856)
Net assets	**11,329,257**	10,133,942	8,948,268	7,805,448	7,438,032

B PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

	2005	2004	2003	2002	2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover	**26,488,115**	23,227,617	14,520,736	10,771,077	9,490,523
Profit attributable equity shareholders of the company	**2,117,397**	1,797,587	1,433,002	598,316	366,481
Non-current assets	**9,670,497**	7,965,809	7,970,456	6,776,533	5,281,336
Current assets	**4,553,434**	6,934,125	6,875,218	5,517,032	4,820,586
Current liabilities	**(2,369,216)**	(3,633,110)	(4,132,287)	(3,147,046)	(2,380,651)
Net current assets	**2,184,218**	3,301,015	2,742,931	2,369,986	2,439,935
Total assets less current liabilities	**11,854,715**	11,266,824	10,713,387	9,146,519	7,721,271
Non-current liabilities	**(604,013)**	(1,244,548)	(1,898,002)	(1,472,264)	(417,529)
Net assets	**11,250,702**	10,022,276	8,815,385	7,674,255	7,303,742

Note: Turnover was stated as the amount before deducting sales related taxes.

INCORPORATION OF THE COMPANY

Date: 8 May 1997

Place: 396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC

BUSINESS ADDRESS OF THE COMPANY IN HONG KONG

23rd Floor, Entertainment Building, 30 Queen's Road, Central, Hong Kong

REGISTRATION NUMBER OF LEGAL PERSON BUSINESS LICENCE HELD BY THE COMPANY

Qi He Liao Zong Zi No. 000344

TAXATION REGISTRATION NUMBER

210302242669479

AUDITORS

Name of the international auditors:	KPMG
Place of Business:	8th Floor, Prince's Building, 10 Chater Road, Central, Hong Kong
Name of the PRC auditors:	KPMG Huazhen
Place of Business:	8/F, Office Tower E2, Oriental Plaza, Beijing

1. The PRC Financial statements of the Company signed by the Chairman and the Chief Accountant of the Company;

2. Original of the PRC auditors' report of the Company sealed by the accounting firm and signed and sealed by certified public accountants;

3. Originals of all documents and manuscripts of announcements disclosed by the Company in the China Securities Journal and the Securities Times in 2006;

4. Annual reports of the Company submitted to the Shenzhen Stock Exchange and the Hong Kong Stock Exchange.

The above documents are available for inspection at the secretarial office of the Board of Directors, Angang New Steel Company Limited situated at 1 Qianshan Road West, Qianshan District, Anshan City, Liaoning Province.

Note: This annual report is published in both Chinese and English. The Chinese version shall prevail in case of any inconsistence, except for financial statements prepared in accordance with IFRSs.

Angang New Steel Company Limited

The Board of Directors

10 April 2006

1. 載有本公司董事長和總會計師簽字並蓋章的中國會計報表；

2. 載有會計師事務所蓋章、註冊會計師簽字並蓋章的中國審計報告原件；

3. 二零零六年在《中國證券報》、《證券時報》公開披露過的所有本公司文件的正本及公告的原稿；

4. 已遞交給深圳交易所及香港聯交所的本公司年度報告。

以上備查文件放置地點：鞍鋼新軋鋼股份有限公司董事會秘書室，地址：遼寧省鞍山市千山區千山西路1號。

註： 本年報分別以中英文編製。除按《國際財務報告準則》編製的財務報表外，在對中英文本的理解上發生歧義時，以中文文本為準。

鞍鋼新軋鋼股份有限公司
董事會

二零零六年四月十日

本公司的其他有關資料

本公司的註冊成立：

日期	：	一九九七年五月八日
地點	：	遼寧省鞍山市鐵東區南中華路396號

本公司在香港營業地址：

香港中環皇后大道30號娛樂行23樓

本公司法人營業執照註冊號：

企合遼總字第000344號

稅務登記號碼：

210302242669479

審計師：

境外會計師事務所名稱	：	畢馬威會計師事務所
辦公地點	：	香港中環遮打道10號太子大廈8樓
境內會計師事務所名稱	：	畢馬威華振會計師事務所
辦公地點	：	北京東方廣場東二座辦公樓8層

A 根據中國會計準則及制度編製

	2005 **人民幣千元**	2004 *人民幣千元*	2003 *人民幣千元*	2002 *人民幣千元*	2001 *人民幣千元*
主要營業收入	**26,488,115**	23,227,617	14,520,736	10,771,077	9,490,523
淨利潤	**2,079,485**	1,776,337	1,432,579	594,588	403,743
總資產	**14,289,823**	15,343,328	15,011,870	12,425,350	10,237,888
總負債	**(2,960,566)**	(5,209,386)	(6,063,602)	(4,619,902)	(2,799,856)
淨資產	**11,329,257**	10,133,942	8,948,268	7,805,448	7,438,032

B 根據《國際財務報告準則》編製

	2005 **人民幣千元**	2004 *人民幣千元*	2003 *人民幣千元*	2002 *人民幣千元*	2001 *人民幣千元*
收入	**26,488,115**	23,227,617	14,520,736	10,771,077	9,490,523
本公司股東應佔利潤	**2,117,397**	1,797,587	1,433,002	598,316	366,481
非流動資產	**9,670,497**	7,965,809	7,970,456	6,776,533	5,281,336
流動資產	**4,553,434**	6,934,125	6,875,218	5,517,032	4,820,586
流動負債	**(2,369,216)**	(3,633,110)	(4,132,287)	(3,147,046)	(2,380,651)
淨流動資產	**2,184,218**	3,301,015	2,742,931	2,369,986	2,439,935
總資產減流動負債	**11,854,715**	11,266,824	10,713,387	9,146,519	7,721,271
非流動負債	**(604,013)**	(1,244,548)	(1,898,002)	(1,472,264)	(417,529)
淨資產	**11,250,702**	10,022,276	8,815,385	7,674,255	7,303,742

註釋： 營業額中的數目是未扣減銷售有關稅金。

按中國會計準則及制度及按《國際財務報告準則》編製的財務報表的差異

註釋：

(i) 該數額代表按《國際財務報告準則》及按中國會計準則及制度編製的財務報表對交易成本及可轉換債券貼現的不同處理。

(ii) 根據《國際財務報告準則》，開辦費用在產生時列支。然而，在中國財務報表內，開辦費用在開始生產經營前在長期待攤費用中歸集，在開始生產經營當日一次計入當期費用。

(iii) 根據中國會計準則及制度，土地使用權以重估值入賬。而根據《國際財務報告準則》，土地使用權需以歷史成本為基準入賬。因此，在按照《國際財務報告準則》編製的報表中，土地使用權重估盈餘在扣除遞延税項資產後從股東權益中轉回。

(iv) 根據《國際財務報告準則》，土地使用權按批地日期起計的有效期內以直線法攤銷。根據中國會計準則及制度，土地使用權在相關土地上的建築工程竣工之日起在剩餘的土地使用年限內攤銷。

(v) 根據《國際財務報告準則》，不論是專門借款或是其他借款，只要滿足規定的條件，借款成本均可以資本化為合格資產的成本。根據中國會計準則及制度，只有專門借款的成本在滿足一定條件時才可以資本化，其他借款的成本則在發生時確認為當期費用。

(vi) 根據《國際財務報告準則》，無法支付的應付款項反映在當期利潤表內。根據中國會計準則及制度，無法支付的應付款項應計入資本公積。

(vii) 根據《國際財務報告準則》，政府獎勵在利潤表內確認為當期收益。根據中國會計準則及制度，政府獎勵作為資本公積變動入賬。

(viii) 根據《國際財務報告準則》，按33%的税率確定了遞延税項資產與負債。

按中國會計準則及制度及按《國際財務報告準則》編製的財務報表的差異

	註	2005 人民幣千元	2004 人民幣千元
按中國會計準則及制度編製之淨利潤		**2,079,485**	1,776,337
調整：			
開辦費用	(ii)	**(412)**	26,293
重估土地使用權	(iii)	**4,536**	4,536
預付租賃攤銷	(iv)	**5**	(109)
一般借貸成本資本化	(v)	**45,289**	997
沖銷無法支付的應付款項	(vi)	**4,502**	—
政府獎勵	(vii)	**300**	—
遞延税項	(viii)	**(16,308)**	(10,467)
按《國際財務報告準則》編製的本公司股東應佔利潤		**2,117,397**	1,797,587

	註	2005 人民幣千元	2004 人民幣千元
按中國會計準則編製之股東權益及制度		**11,329,257**	10,133,942
調整：			
可轉換債券	(i)		
一債券貼現		**—**	42
一附加資本化借貸成本		**7,293**	7,251
開辦費用	(ii)	**(429)**	(17)
重估土地使用權	(iii)	**(190,512)**	(195,048)
預付租賃攤銷	(iv)	**(743)**	(748)
一般借貸成本資本化	(v)	**67,144**	21,855
遞延税項	(viii)	**38,692**	54,999
按《國際財務報告準則》編製的本公司股東應佔權益		**11,250,702**	10,022,276

38 已發佈但於2005年12月31日會計年度還未生效的修訂，新準則及新詮釋

直至本財務報告的公佈日止，國準會已經發佈了一些修訂，新準則及新詮釋。它們於截至2005年12月31日止的會計年度還未生效，也沒有在本財務報表中採用。

在這些發展中，以下可能與本集團的經營及財務報表有關：

		由以下會計期間起或之後開始生效
《國際財務報告詮釋委員會(IFRIC)詮釋》第4號	確定某項安排是否包含租賃	2006年1月1日
《國際會計準則》第19號修訂	僱員福利 — 精算收益與虧損，團體計畫和披露	2006年1月1日
《國際會計準則》第39號修訂	金融工具：確認和計量	
	— 公允價值計量選擇權	2006年1月1日
	— 金融擔保合同	2006年1月1日
《國際財務報告準則》第7號	金融工具：披露	2007年1月1日
《國際會計準則》第1號修訂	財務報表的列報：資本披露	2007年1月1日

本集團正在評估這些修訂，新準則及新詮釋在初始應用期間的預計影響。至目前為止，採納這些修訂，新準則及新詮釋不像會對本集團的經營業績及政狀況構成重大的影響。

39 母公司及最終控股公司

本公司的董事認為於二零零五年十二月三十一日鞍鋼集團乃本公司之母公司及最終控股公司。鞍鋼集團是一間在中國成立的國有企業。

37 會計估計及判斷(續)

(b) 折舊

物業、廠房及設備是按其預計可用年限，經計及其估計剩餘價值後以直線法計算其折舊。本集團定期審閱資產的預計可用年限以確定報告期內的折舊費用。可用年限是按本集團以往的經驗，並考慮己進行的升級和改善工作及預期的技術改變後所估計的。將來期間的折舊費用會因以前估計的重大改變而作出調整。

(c) 存貨準備

如註釋2(i)所解釋，除備品備件及工具外，本集團的存貨按成本及可變現淨值之較低者計價列賬。備品備件及工具按成本扣除陳舊準備列賬。在估計銷售價格、銷售所需費用及在產品完工所需成本或未來維修保養之用途時，本集團乃根據近期經驗及存貨之性質作出估計。這些估計可能存在不能確定之因素。

36 比較資料

某些比較資料已經重分類或重報，使之與本年表達及會計政策變動一致。詳細請見註釋3。

37 會計估計及判斷

本集團的財務狀況和經營結果很容易受編製財務報表時所採用的會計方法、假設和估計所影響。本集團對這些假設和估計是基於以往的經驗及各種其他假設，而本集團亦相信這是合理的。本集團亦按這些假設和估計為基準，對一些不明顯地能從其他來源確定的事項作出判斷。管理層會不斷評估這些估計。實際結果可能因事實、情況和條件的改變與估計金額有異。

當審閱財務報表時，應考慮重大會計政策的選擇，判斷和其他不確定性將影響這些政策的應用及匯報的結果將受條件和假設的改變的敏感性。主要會計政策已列示於附註2。本集團相信下列重大會計政策於編製財務報表時涉及最主要的判斷和估計。

(a) 長期資產的減值

如果有跡象顯示長期資產的淨賬面值不能收回，則資產可能已「減值」，並需按《國際會計準則》第36號的規定確認減值虧損。長期資產的賬面值會被定期審閱以確定其可收回數額是否已低於賬面值。當有事件或情況的改變顯示資產的賬面值可能不可收回，則會作出減值測試。若減值出現，其賬面值將被減至其可收回數額。可收回數額是淨售價與使用價值兩者中的較高額。本集團很難準確估計資產的售價因為不容易取得報價的市場價格。在確定使用價值時，資產所產生的預計現金流將折現其現值，當中需要對銷售額、銷售價格及經營成本作出重大判斷。本集團將用所有可取得的資料去對可收回數額作出合理的估計，當中包括按合理可支持的假設為基準的估計及對預期的銷售額、銷售價格及經營成本的估計。

34 金融工具(續)

(d) 外匯風險

由於本集團在銷售和採購生產用原材料方面主要是以人民幣進行交易，因此，本集團並無交易方面的重大外幣風險。可是，由於以外幣進行的出口銷售比重日漸增加，外幣兑換人民幣匯率的貶值或升值將影響本集團的經營業績。

(e) 公允價值

現金、銀行存款、應收票據、應收賬款及其他應收款、應付賬款及其他應付款、應付最終控股公司款，以及應收 / 付同系子公司款的公允價值，與它們的賬面值並無重大差異。

本集團銀行貸款以相若金融工具的現行市場利率貼現現金流量估計的公允價值，與其賬面值接近。

對公允價值的估計是在一個特定時間按相關的市場訊息及有關金融工具的資料作出。由於這些估計屬於主觀性質，並涉及主要判斷的不肯定因素和事項，故不能準確地釐定。如所用的假設出現變動，便可能大大影響這些估計。

35 結算日後不修訂事項

(i) 本公司已於二零零六年一月完成收購新鋼鐵公司100% 股權(「收購」)。在獲得中國證券監督管理委員會的批准後，本公司於二零零六年一月二十六日以每股人民幣4.29元向鞍鋼集團定向增發29.7億股每股人民幣1元的A股(共值人民幣127.4億元)，用於支付收購新鋼鐵公司100% 股權的部份收購價款。其餘收購價款將會於收購完成後三年內分三期支付。

(ii) 董事會於資產負債表日後提議派發末期股利。詳情見註釋10 。

34 金融工具

本集團於日常業務過程中將面對信貸、流動性、利率及外匯風險。本集團通過財務管理政策及應用去限制上述風險，詳情如下：

(a) 信貸風險

銀行存款及現金

本集團大部份現金均存放於中國的金融機構。

應收賬款及其他應收款

本集團要求大部份的客戶在付運貨物前以現金或票據預付全數貨款。本集團24%（二零零四年：36%）之應收款項與銷售予鐵路公司有關，並促使本集團之應收款高度集中於這些鐵路公司。本集團持續對客戶的財務狀況進行信貸評核，並一般不會要求客戶就應收賬款提供抵押。

應收同系子公司款

應收同系子公司款的詳情載於註釋32 。

(b) 流動性風險

本集團內的個別營運實體須負責本身的現金管理工作，包括現金盈餘的短期投資和籌借貸款以應付預計現金需求（如果借款額超過某些預設授權上限時，需尋求有關公司董事會的批核）。本集團的政策是定期監察當時和預計的流動資金需求，以及是否符合借款契約的規定，以確保維持充裕的現金儲備和可供隨時變現的有價證券，同時獲得大型金融機構承諾提供足夠的備用資金，以滿足短期和較長期的流動資金需求。

(c) 利率風險

可轉換債券及銀行貸款的利率分別載於註釋23及24 。

32 關連人士交易(續)

(E) 與主要管理人員的交易

主要管理人員的酬金,包括在註釋9中披露支付給本公司董事及監事的酬金,如下:

	2005 **人民幣千元**	2004 *人民幣千元*
董事及監事袍金	**299**	292
薪金、津貼及其他福利	**2,462**	1,666
退休計劃供款	**477**	420
	3,238	2,378

總酬金包括在「員工費用」之內(註釋7(b))。

33 退休福利及其他員工福利

根據當地勞動機構的規定,本公司及其兩間合營公司須按照工資總額分別為 22.5%(二零零四年:25.5%)及19%(二零零四年:19%)向職工退休金計劃作出供款。

本集團全體員工在退休時均有權從這些計劃取得退休金。本集團除供款外,並不需要就支付退休福利承擔其他重大責任。

32 關連人士交易(續)

(C) 與其他關連人士的重大交易

鞍蒂公司按收取獨立第三方的平均價格向德國蒂森克虜伯公司(「蒂森」)(鞍蒂公司之合營人)銷售產品及採購原料。二零零五年內銷售產品及採購原料總額分別為人民幣287,988,000元(二零零四年:人民幣105,235,000元)及人民幣45,077,000元(二零零四年:人民幣16,475,000元)。其中,產品銷售收入人民幣143,994,000元及採購成本人民幣22,538,000元分別被合併在本集團合併財務報表的營業額及銷售成本中。

(D) 與其他國有企業的交易

本集團是中國政府擁有之鞍鋼集團旗下的一個較大的集團公司的一部份。本集團亦與其他中國政府直接或間接擁有或控制的企業(國有企業)有經營交易。上述的關連人士交易只指與鞍鋼集團及在鞍鋼集團共同控制下的企業的交易。與其他國有企業的交易則為一般正常交易和以一般商業條款進行。本集團認為已經在上面提供了對關連人士交易有意義的披露。

本公司董事會認為,上述與關連人士的交易符合以下條件:

- 在正常及一般的業務過程中進行;
- 按 (a) 一般商業條款;或 (b) 不遜於獨立第三方提供/提供予獨立第三方的交易條款進行;或在無法比較確認是否符合 (a) 或 (b) 條件的情況下,就本公司股東而言公平合理的條款進行;及
- 按每項關連交易的有關協議條款或在沒有簽訂協議的情況下,按不遜於第三方提供/提供予第三方的交易條款進行,

並經由獨立非執行董事確認。

32 關連人士交易(續)

(A) 與鞍鋼集團的重大交易(續)

(ii) 應付最終控股公司款

應付最終控股公司款主要是指應付的支持服務費用。

應付最終控股公司款屬無抵押、免息及沒有固定還款期。

(iii) 應收/付同系子公司款

應收/付同系子公司款主要是指採購原材料及其他服務的預付款及應付款。本公司就銷售製成品收取預付款。

應收/付同系子公司款屬無抵押、免息及沒有固定還款期。

(iv) 收購新鋼鐵公司及原材料和服務供應協議

於二零零五年十月二十日，本公司與鞍鋼集團簽訂修定的收購協議收購新鋼鐵公司的全部股本權益(註釋31(c))，並就有關新鋼鐵公司的收購於二零零四年十二月二十九日與鞍鋼集團訂立原材料和服務供應協議。該協議將於收購事項完成後生效。

(B) 與鞍蒂公司的重大交易

(i) 本公司按市場價格銷售人民幣1,607,309,000元(二零零四年:人民幣946,827,000元)的製成品予鞍蒂公司以作加工用途。

(ii) 本公司把其於鞍蒂公司的權益抵押，以擔保鞍蒂公司履行銀團借款協議的債務規定。

如果鞍蒂公司資金不足致使鍍鋅鋼板廠的的興建工程不能完成，或沒有足夠資金供其運營所需或償還貸款，本公司將向鞍蒂公司提供資金支持，其最高義務限額為800萬美元，且自銀團貸款第10個本金償還日後，減至400萬美元。

32 關連人士交易(續)

(A) 與鞍鋼集團的重大交易(續)

(i) 本集團公司與鞍山鋼鐵集團在日常業務過程中所進行的重大交易如下:(續)

註釋:(續)

(c) 本公司按新鋼鐵公司收取獨立客戶的平均價格,向新鋼鐵公司購入鋼材產品的輔助材料及備品備件。

(d) 本公司按成本價向新鋼鐵公司採購工業用水、循環再用水、軟水、混合氣體、氧氣、氮氣、氬氣、氫氣、壓縮氣體及蒸氣等能源,但成本價的升幅不得超過上年度所收取相關成本價的5%。

(e) 鞍山鋼鐵集團按適用的國家定價、市場價格或成本價向本公司收取鐵路與公路運輸服務;採購燃油與液化石油氣、進口備品備件和出口產品代理服務;設備維修及一般保養與大修;設計和工程服務、產品品質測試與分析服務、僱員宿舍暖氣供應、教育設施;報紙、電話、傳真與其他媒介通訊服務;以及職工培訓等各項服務的費用。

(f) 鞍山鋼鐵集團為本公司提供金融服務,包括貨幣存款和結算業務。結算業務不收取任何費用。最高存款額不超過人民幣1,000,000,000元,並按中國人民銀行規定的存款利率收取利息。於二零零五年十二月三十一日的存款餘額為人民幣421,402,000元(二零零四年:人民幣990,178,000元)。

(g) 本公司按向獨立客戶收取的平均價格,向鞍山鋼鐵集團提供帶料加工服務。

(h) 本公司發行的債券及所有無抵押銀行貸款(註釋23及24),均由鞍鋼集團提供擔保。

32 關連人士交易

本集團於年內與鞍鋼瀋陽（聯營公司及鞍鋼集團的子公司）和鞍鋼集團（最終控股公司）及其業務單位包括新鋼鐵公司（合稱「鞍山鋼鐵集團」）進行的重大交易概要如下。

(A) 與鞍鋼集團的重大交易

(i) 本集團公司與鞍山鋼鐵集團在日常業務過程中所進行的重大交易如下：

		本集團	
		2005	2004
	註釋	**人民幣千元**	人民幣千元
銷售製成品（未扣減銷售有關稅金）	(a)	**2,201,292**	2,302,742
退回廢料（未扣減銷售有關稅金）	(a)	**767,030**	497,699
採購			
一原材料	(b)	**18,410,493**	16,530,004
一輔料及備品備件	(c)	**159,983**	192,064
燃料及動力供應	(d)	**358,752**	340,327
已付福利及其他支持服務費用	(e)	**512,214**	260,140
利息收入	(f)	**3,778**	5,863
帶料加工服務			
（未扣減銷售有關稅金）	(g)	**90,503**	84,382

註釋：

(a) 本公司按收取獨立客戶上一個月的平均價格將製成品售予新鋼鐵公司及其他同系子公司和向該等公司退回廢料，以供其自用。上表已包括年內向新鋼鐵公司出售管坯的銷售額合共人民幣1,758,490,000元（二零零四年：人民幣1,095,675,000元）。

(b) 本公司的主要原材料均購自新鋼鐵公司。購價為不超過新鋼鐵公司於上一個月收取獨立客戶的最低價格，也不超過五家獨立供應商就大批量原材料供應向本公司所報價格的平均值。

31 承擔

(a) 本集團在十二月三十一日未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
已授權及已訂約：				
一生產線建設工程	**847,352**	458,774	**846,850**	458,774
一投資	**188,000**	170,000	**188,000**	170,000
一收購鞍鋼集團新鋼鐵有限責任公司(「新鋼鐵公司」)(註釋32A(iv))	**19,691,566**	—	**19,691,566**	—
已授權但未訂約：				
一生產線改良工程	**729,964**	3,363,421	**385,364**	3,013,971
	21,456,882	3,992,195	**21,111,780**	3,642,745

於二零零五年十二月三十一日，本集團之資本承擔包括本集團按比例應佔合營公司之資本承擔人民幣345,102,000元(二零零四年：人民幣349,450,000元)。

(b) 根據二零零二年十月二十二日的融資支持協議，如果鞍蒂公司沒有足夠的資金建成鍍鋅鋼板廠、償還銀團貸款或經營業務，本公司承諾向鞍蒂公司提供資金。

(c) 根據二零零四年十二月二十九日及二零零五年十月二十日訂立之收購協議(「收購協議」)，本公司以人民幣196.9億元收購新鋼鐵公司100% 的股權。收購對價是以新鋼鐵公司二零零五年六月三十日(「評估基準日」)的淨資產的評估值為計價基礎，並考慮以評估基準日至收購完成日期間的淨利潤以及協議規定的其他項目作出調整。根據中資資產評估公司於二零零五年九月二日出具的中資評報字 [2005] 第079號《鞍山鋼鐵公司擬向鞍鋼新軋轉讓鞍鋼集團新鋼鐵有限責任公司100% 股權項目資產評估報告書》，新鋼鐵公司於二零零五年六月三十日的淨資產評估值約為人民幣196.9億元。此評估結果已於二零零五年十月十九日完成向中國國有資產監督管理委員會的備案。

30 現金流量表註釋

將稅前利潤調節為經營現金流量

	2005 人民幣千元	2004 人民幣千元
稅前利潤	**3,036,674**	2,664,460
利息收入	**(14,556)**	(24,952)
利息費用	**51,809**	113,048
應佔聯營公司溢利減虧損	**2,355**	(233)
折舊	**838,356**	806,006
無形資產攤銷	**2,939**	1,531
處理物業、廠房及設備損失	**373**	1,269
匯兌(盈利)/虧損淨額	**(19,279)**	31,196
存貨增加	**(386,879)**	(781,129)
應收同系子公司款減少	**23,354**	182,989
應收款項增加	**(209,744)**	(43,898)
應收票據減少	**831,094**	671,944
預付租賃減少/(增加)	**7,275**	(25,058)
預付款、訂金及其他應收款(增加)/減少	**(23,393)**	28,616
應付款項(減少)/增加	**(570)**	30,917
應付票據減少	**(26,507)**	(1,038,695)
應付最終控股公司款增加/(減少)	**4,225**	(418)
應付同系子公司款增加/(減少)	**53,090**	(738,702)
其他應付款(減少)/增加	**(428,737)**	215,606
經營現金流量	**3,741,879**	2,094,497

28 留存利潤

本公司

	註釋	**2005** ***人民幣千元***	2004 *人民幣千元*
於1月1日			
一上年度報告		**3,027,871**	2,178,113
一有關《國際會計準則》第28號 及第31號之以前年度調整	3	**72,683**	14,043
一重報		**3,100,554**	2,192,156
年度淨利潤 (2004：重報)	11	**2,157,117**	1,856,227
儲備調撥		**(418,254)**	(355,266)
末期股利 - 2004年 / 2003年	10(b)	**(889,095)**	(592,563)
於12月31日		**3,950,322**	3,100,554

29 可供分派儲備

根據本公司章程，可供分派的儲備是以按照中國會計準則及制度與按照《國際財務報告準則》所釐定的儲備兩者中的較低數額為準。於二零零五年十二月三十一日，本公司的可供分派儲備為人民幣3,744,144,000元（二零零四年：人民幣2,960,225,000元）。本公司在結算日後建議派發二零零五財政年度末期股利人民幣1,066,675,000元（二零零四年：人民幣888,883,000元）。

27 儲備(續)

(a) 根據本公司章程，本公司按照中國會計準則及制度編製的財務報表所呈報的稅後淨利潤只可在提撥下列項目的準備後才能用作派發股利：

(i) 彌補以往年度的累積虧損(如有)；

(ii) 本公司須把最少10% 按中國會計準則及制度編製的稅後利潤轉入法定盈餘公積金；

(iii) 本公司須把5% 至10% 按中國會計準則及制度編製的稅後淨利潤轉入本公司的法定公益金。該公益金是為了向本公司僱員提供員工設施及其他集體福利項目而設；及

(iv) 股東核准的任意公積金撥款。

(b) 可轉換債券儲備為可供債券持有人將所持可轉換債券轉為本公司A股之認股權的價值(見註釋23)。

(c) 記入預付租賃的土地使用權是以歷史成本為基準入賬。因此，重估土地使用權的盈餘在扣除遞延稅項資產後從股東權益轉出。

27 儲備

本集團及本公司

	法定盈餘公積金(註a) 人民幣千元	法定公益金(註a) 人民幣千元	可轉換債券儲備(註b) 人民幣千元	股本盈餘(註c) 人民幣千元	合計 人民幣千元
2004					
2004年1月1日	385,297	385,297	405	(151,956)	619,043
年度轉撥	177,633	177,633	—	—	355,266
可轉換債券轉股(註釋25)	—	—	(158)	—	(158)
沖回有關可轉換債券的遞延稅項(註釋8(b))	—	—	16	—	16
2004年12月31日	562,930	562,930	263	(151,956)	974,167
2005					
2005年1月1日	562,930	562,930	263	(151,956)	974,167
年度擬轉撥	209,127	209,127	—	—	418,254
可轉換債券轉股(註釋25)	—	—	(264)	—	(264)
沖回有關可轉換債券的遞延稅項(註釋8(b))	—	—	1	—	1
2005年12月31日	772,057	772,057	—	(151,956)	1,392,158

25 股本(續)

年內，本公司就賬面總值為人民幣387,000元（二零零四年：人民幣2,009,000元）可轉換債券轉股而發行了43,451股A股（二零零四年：633,594股），可轉換債券的各組成部份如下：

	2005 **人民幣千元**	2004 *人民幣千元*
負債部份（註釋23)	**123**	1,851
權益部份（註釋27)	**264**	158
	387	2,009

結餘人民幣343,000元（二零零四年：人民幣1,376,000元）已記入股本溢價項內。

所有國有法人股、A股及H股在各重大方面均享有同等權益。

26 股本溢價

本集團及本公司

	股本溢價 **人民幣千元**
於2004年1月1日	3,055,920
可轉換債券轉股（註釋25)	1,376
2004年12月31日 / 2005年1月1日	3,057,296
可轉換債券轉股（註釋25)	343
2005年12月31日結餘	3,057,639

25 股本

本集團及本公司

	2005		2004	
	每千股	***人民幣千元***	每千股	*人民幣千元*
已發行及繳足股本：				
每股人民幣1元的國有法人股				
於1月1日	**1,319,000**	**1,319,000**	1,319,000	1,319,000
因股權分置改革減少(註)	**(188,496)**	**(188,496)**	—	—
於12月31日	**1,130,504**	**1,130,504**	1,319,000	1,319,000
每股人民幣1元的A股				
於1月1日	**753,942**	**753,942**	753,309	753,309
可轉換債券轉發為A股	**44**	**44**	633	633
因股權分置改革增加(註)	**188,496**	**188,496**	—	—
於12月31日	**942,482**	**942,482**	753,942	753,942
每股人民幣1元的H股				
於1月1日及12月31日	**890,000**	**890,000**	890,000	890,000
	2,962,986	**2,962,986**	2,962,942	2,962,942

註：

根據中國國務院國有資產監督管理委員會發行的"關於鞍鋼新軋鋼股份有限公司股權分置改革有關問題的批覆"，本公司於二零零五年十二月一日實行其股權分置的改革方案(「改革方案」)。鞍鋼集團向股權分置改革方案實施的股份變更登記日(二零零五年十二月一日)登記在冊的流通A股股東支付188,496,000股股份(不考慮股權分置改革方案派發的認購權證行權情況)。本次股權分置方案實施後，鞍鋼集團所持有本公司股份減少188,496,000股，同時人民幣普通股(A股)股東增加本公司股份188,496,000股。

24 銀行貸款(續)

於二零零四年十二月三十一日，應償付的人民幣銀行貸款如下：

	1年內或接獲通知時償還 人民幣千元	1年後但2年內到期 人民幣千元	2年後但5年內到期 人民幣千元	5年後到期 人民幣千元	小計 人民幣千元	總額 人民幣千元
無抵押銀行貸款：						
一浮動年利率5.49% - 5.76%	1,063,000	600,000	300,000	—	900,000	1,963,000
本公司	1,063,000	600,000	300,000	—	900,000	1,963,000
無抵押銀行貸款：						
一浮動年利率5.31%	100,000	—	—	—	—	100,000
有抵押銀行貸款：						
一浮動年利率5.76%	40,534	40,535	121,605	182,408	344,548	385,082
本集團	1,203,534	640,535	421,605	182,408	1,244,548	2,448,082

本公司的所有無抵押銀行貸款均由鞍鋼集團擔保。

於二零零二年十月，鞍蒂公司為興建生產線訂立貸款協議，取得一筆為數人民幣10.8億元的長期貸款(「銀團貸款」)。這筆銀團貸款是以鞍蒂公司於二零零五年十二月三十一日賬面值為人民幣1,122,004,000元(二零零四年：人民幣1,183,702,000元)的土地使用權、物業、廠房及設備及應收賬款作抵押。

根據貸款協議，本公司以其持有鞍蒂公司的權益，作為鞍蒂公司履行債務的抵押。

24 銀行貸款

於二零零五年十二月三十一日，應償付的人民幣銀行貸款如下：

	1年內或接獲通知時償還 人民幣千元	1年後但2年內到期 人民幣千元	2年後但5年內到期 人民幣千元	5年後到期 人民幣千元	小計 人民幣千元	總額 人民幣千元
無抵押銀行貸款：						
一浮動年利率5.76%	600,000	300,000	—	—	300,000	900,000
本公司	600,000	300,000	—	—	300,000	900,000
無抵押銀行貸款：						
一浮動年利率5.22% - 5.58%	117,500	—	—	—	—	117,500
有抵押銀行貸款：						
一浮動年利率6.12%	40,535	40,535	121,605	141,873	304,013	344,548
本集團	758,035	340,535	121,605	141,873	604,013	1,362,048

23 可轉換債券

	本集團及本公司	
	2005	2004
	人民幣千元	*人民幣千元*
於1月1日可轉換債券賬面值	**3,510**	5,269
轉換為A股(註釋25)	**(123)**	(1,851)
贖回可轉換債券	**(3,430)**	—
交易成本攤銷	**5**	7
可轉換債券貼現攤銷	**38**	85
於12月31日可轉換債券賬面值	**—**	3,510
減:一年內到期部份分類為流動負債	**—**	(3,510)
	—	—

本公司在二零零零年三月十五日發行了合共人民幣1,500,000,000元的可轉換債券。可轉換債券在深圳證券交易所上市,並由鞍山鋼鐵集團公司(「鞍鋼集團」)提供擔保。持有人已於二零零五年三月十四日(轉換期截止日)前選擇把債券轉為每股面值人民幣1元的本公司A股(「A股」)或收取現金。

本公司於每年三月十四日應付按年利率1.2% 計算的可轉換債券利息。

截至二零零五年三月十四日止可轉換債券轉為A股的數量為453,985,697股。

21 應收賬款(續)

本公司其中一家合營公司以其在二零零五年十二月三十一日賬面值為人民幣201,982,000元(二零零四年:人民幣143,862,000)的應收賬款,作為註釋24所述一筆銀團貸款的抵押。

應收賬款包括除本公司的記帳貨幣外的其他貨幣金額如下:

	本集團	
	2005	2004
	人民幣千元	人民幣千元
美元	**美金12,256**	美金8,637
歐元	**歐羅 —**	歐羅115

22 應付賬款

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應付款項	**224,809**	225,379	**212,535**	220,770
應付票據	**194,392**	220,899	**194,392**	220,899
	419,201	446,278	**406,927**	441,669

應付賬款的賬齡分析如下:

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
即時到期	**190,118**	191,955	**188,314**	191,955
三個月內到期	**121,621**	147,304	**111,151**	142,695
三個月後但六個月內到期	**107,462**	107,019	**107,462**	107,019
	419,201	446,278	**406,927**	441,669

20 存貨(續)

確認為費用的存貨金額分析如下：

	本集團	
	2005	2004
	人民幣千元	*人民幣千元*
已售存貨賬面值	**22,655,196**	19,803,516
存貨減值	**18,075**	1,996
	22,673,271	19,805,512

21 應收賬款

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應收款項	**338,391**	128,647	**81,509**	56,716
應收票據	**594,774**	1,425,868	**594,774**	1,425,868
	933,165	1,554,515	**676,283**	1,482,584

應收賬款的賬齡分析如下：

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
少於三個月	**405,247**	1,164,599	**148,364**	1,092,668
多於三個月但少於十二個月	**527,918**	389,916	**527,918**	389,916
	933,165	1,554,515	**676,282**	1,482,584

本集團要求客戶在付運貨物前以現金或票據預付全數貨款。本集團只會在經過磋商後，允許有良好交易紀錄的部份主要客戶以3個月為期賒賬。

18 於聯營公司的權益／投資(續)

聯營公司的財務資料概要：

	資產 *人民幣千元*	負債 *人民幣千元*	權益 *人民幣千元*	營業收入 *人民幣千元*	利潤/(虧損) *人民幣千元*
2005					
全部權益	**156,486**	**71,108**	**85,378**	**56,301**	**(5,760)**
集團實際權益	**61,351**	**30,424**	**30,927**	**19,093**	**(2,355)**
2004					
全部權益	73,920	8,959	64,961	33,179	781
集團實際權益	33,490	2,687	30,803	9,954	233

19 其他投資

	本集團及本公司	
	2005 ***人民幣千元***	2004 *人民幣千元*
非上市股本證券	**10,500**	10,500

20 存貨

	本集團		**本公司**	
	2005 ***人民幣千元***	2004 *人民幣千元*	**2005** ***人民幣千元***	2004 *人民幣千元*
原材料	**311,682**	391,675	**297,920**	357,446
在製品	**190,330**	291,093	**190,330**	291,093
製成品	**1,227,665**	722,802	**1,105,429**	631,453
備品備件、工具及輔料	**878,614**	815,842	**846,292**	788,835
	2,608,291	2,221,412	**2,439,971**	2,068,827

18 於聯營公司的權益/投資

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
非上市股份(按成本)	**—**	—	**33,043**	30,564
應佔淨資產	**30,927**	30,803	**—**	—
	30,927	30,803	**33,043**	30,564

本公司在聯營公司的投資詳情如下:

聯營公司名稱	業務結構形式	註冊成立與經營地點	投入資本	股本權益比例 本集團實質權益	股本權益比例 本公司所佔權益	主要業務
鞍鋼瀋陽鋼材加工配送有限公司(「鞍鋼瀋陽」)	合資	中國	人民幣4,800萬元	30%	30%	鋼材銷售、加工及分銷
蒂森克虜伯鞍鋼新軋(長春)激光拼焊板有限公司(「鞍鋼長春」)(前稱:蒂森克虜伯鞍鋼中瑞(長春)激光拼焊板有限公司)	中外合資	中國	500萬美元	45%	45%	激光拼焊板生產及銷售

17 合營公司投資(續)

綜合財務報表包括下列本集團於合營公司資產與負債、收入及費用中的權益：

	2005 **人民幣千元**	2004 人民幣千元
非流動資產	**504,427**	549,870
流動資產	**342,841**	281,655
非流動負債	**(304,013)**	(344,548)
流動負債	**(373,456)**	(291,594)
淨資產	**169,799**	195,383
收入	**997,361**	437,970
費用	**(1,022,945)**	(496,843)
	(25,584)	(58,873)

本公司以所持鞍蒂公司的權益，作為該公司所得的一筆銀團貸款（註釋24）的抵押。

17 合營公司投資

本公司	2005 人民幣千元	2004 (重報) 人民幣千元
非上市股份(按成本)	**268,305**	268,305

本公司在合營公司的投資詳情如下:

合營公司名稱	業務結構形式	註冊成立與經營地點	投入資本	股本權益比例 本集團實質權益	股本權益比例 本公司所佔權益	主要業務
鞍鋼新軋-蒂森克虜伯鍍鋅鋼板有限公司(「鞍蒂公司」)	中外合資	中國	6,000萬美元	50%	50%	生產及銷售成卷的熱鍍鋅及合金化鋼板材和帶材產品
鞍新公司	合資	中國	人民幣4,000萬元	50%	50%	鋼材銷售、加工及分銷

15 在建工程

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
1月1日結餘	**611,498**	1,122,923	**611,470**	670,914
購入	**2,567,971**	708,716	**2,563,249**	648,471
	3,179,469	1,831,639	**3,174,719**	1,319,385
轉入物業、廠房及設備(註釋13)	**(293,383)**	(1,220,141)	**(292,981)**	(707,915)
12月31日結餘	**2,886,086**	611,498	**2,881,738**	611,470

在建工程包括:

冷軋廠系統改造	**549,062**	212,706	**549,062**	212,706
2130冷連軋機組	**2,271,603**	279,997	**2,271,603**	279,997
鞍鋼新軋 - 新船重工大連鋼材加工配送有限公司(「鞍新公司」)鋼配中心生產線	**4,348**	28	—	—
技術革新	**61,073**	118,767	**61,073**	118,767
12月31日結餘	**2,886,086**	611,498	**2,881,738**	611,470

16 預付租賃

預付租賃是指中國境內土地的土地使用權。本公司及本集團的土地使用權剩餘有效期為42至47年。

本公司其中一家合營公司以其於二零零五年十二月三十一日賬面值為人民幣41,610,000元(二零零四年:人民幣42,514,000元)的土地使用權,作為註釋24所述一筆銀團貸款的抵押。

14 無形資產

本集團	工業技術 人民幣千元
成本：	
2004年1月1日結餘	12,819
購入	15,411
2004年12月31日及2005年12月31日結餘	28,230
累計攤銷：	
2004年1月1日結餘	—
年度攤銷	1,531
2004年12月31日結餘	1,531
2005年1月1日結餘	1,531
年度攤銷	2,939
2005年12月31日結餘	4,470
賬面淨值：	
2005年12月31日	23,760
2004年12月31日	26,699

年度攤銷已包括在綜合利潤表中的管理費用內。

13 物業、廠房及設備（續）

(b) 本公司（續）

	建築物 人民幣千元	廠房、機器及設備 人民幣千元	運輸車輛及其他相關設備 人民幣千元	合計 人民幣千元
累計折舊：				
2004年1月1日	191,168	1,615,923	224,163	2,031,254
重新分類	(1,127)	746	381	—
年度折舊	95,134	619,182	57,590	771,906
處置撥回	—	(1,774)	(235)	(2,009)
2004年12月31日	285,175	2,234,077	281,899	2,801,151
2005年1月1日	285,175	2,234,077	281,899	2,801,151
年度折舊	106,739	627,618	58,044	792,401
處置撥回	(37)	(2,226)	(44)	(2,307)
2005年12月31日	391,877	2,859,469	339,899	3,591,245
賬面淨值：				
2005年12月31日	1,100,750	4,528,737	279,960	5,909,447
2004年12月31日	1,190,799	4,900,298	315,345	6,406,442

(c) 本集團的所有建築物均位於中國境內。

(d) 本公司其中一家合營公司以其在二零零五年十二月三十一日賬面值為人民幣878,412,000元（二零零四年：人民幣997,326,000元）的物業、廠房及設備，作為註釋24所述一筆銀團貸款的抵押。

13 物業、廠房及設備(續)

(b) 本公司

	建築物 人民幣千元	廠房、機器及設備 人民幣千元	運輸車輛及其他相關設備 人民幣千元	合計 人民幣千元
成本:				
2004年1月1日	1,477,599	6,540,751	452,149	8,470,499
重新分類	(52,276)	34,586	17,690	—
購入	20,629	4,562	7,961	33,152
轉自在建工程(註釋15)	30,022	557,723	120,170	707,915
處置	—	(3,247)	(726)	(3,973)
2004年12月31日	1,475,974	7,134,375	597,244	9,207,593
2005年1月1日	1,475,974	7,134,375	597,244	9,207,593
購入	—	11,779	—	11,779
轉自在建工程(註釋15)	18,039	251,459	23,483	292,981
處置	(1,386)	(9,407)	(868)	(11,661)
2005年12月31日	1,492,627	7,388,206	619,859	9,500,692

13 物業、廠房及設備(續)

(a) 本集團(續)

	建築物 人民幣千元	廠房、機器及設備 人民幣千元	運輸車輛及其他相關設備 人民幣千元	合計 人民幣千元
累計折舊:				
2004年1月1日	191,182	1,616,082	224,977	2,032,241
重新分類	(1,127)	746	381	—
年度折舊	98,499	647,340	60,167	806,006
處置撥回	—	(1,774)	(235)	(2,009)
2004年12月31日	288,554	2,262,394	285,290	2,836,238
2005年1月1日	288,554	2,262,394	285,290	2,836,238
年度折舊	111,208	665,865	61,283	838,356
處置撥回	(37)	(2,226)	(134)	(2,397)
2005年12月31日	399,725	2,926,033	346,439	3,672,197
賬面淨值:				
2005年12月31日	1,192,204	4,879,527	292,842	6,364,573
2004年12月31日	1,286,512	5,290,753	330,811	6,908,076

13 物業、廠房及設備

(a) 本集團

	建築物 人民幣千元	廠房、機器 及設備 人民幣千元	運輸車輛 及其他 相關設備 人民幣千元	合計 人民幣千元
成本：				
2004年1月1日	1,481,451	6,549,785	457,687	8,488,923
重新分類	(52,276)	34,586	17,690	—
購入	20,629	9,928	8,666	39,223
轉自在建工程(註釋15)	125,262	962,095	132,784	1,220,141
處置	—	(3,247)	(726)	(3 ,973)
2004年12月31日	1,575,066	7,553,147	616,101	9,744,314
2005年1月1日	1,575,066	7,553,147	616,101	9,744,314
購入	210	9,959	752	10,921
轉自在建工程(註釋15)	18,039	251,861	23,483	293,383
處置	(1,386)	(9,407)	(1,055)	(11,848)
2005年12月31日	1,591,929	7,805,560	639,281	10,036,770

12 每股盈利

(a) 每股基本盈利

每股基本盈利是按本公司股東應佔利潤人民幣2,117,397,000元(二零零四年：人民幣1,797,587,000元)及下列本年度內已發行股份的加權平均數2,962,975,000股(二零零四年：2,962,761,000股)計算：

已發行股份加權平均數

(千股)	**2005**	2004
1月1日的已發行股份	**2,962,942**	2,962,309
可轉換債券轉股的影響	**33**	452
12月31日的已發行股份加權平均數	**2,962,975**	2,962,761

(b) 每股攤薄盈利

於2005年12月31日本公司並沒有潛在攤薄股份。

截至2004年12月31日止年度每股攤薄盈利是按本公司股東應佔利潤人民幣1,797,587,000元及下列已調整剩餘可轉換債券影響的股份加權平均數2,964,017,000股計算：

已發行股份加權平均數(攤薄)

(千股)	2004
12月31日的已發行股份加權平均數	2,962,761
餘下可轉換債券轉股影響	1,256
12月31日的已發行股份加權平均數(攤薄)	2,964,017

由於餘下可轉換債券所產生的利息已資本化為在建工程，故餘下可轉換債券轉股不會影響本公司股東應佔利潤。

10 股利

(a) 與本年度有關的股利

	2005 人民幣千元	2004 人民幣千元
於結算日後擬派末期股利每股人民幣36分 (2004年:每股人民幣30分)	**1,066,675**	888,883

根據在2006年4月10日董事會會議通過的決議,擬於股東大會建議派發末期股利每股人民幣36分(二零零四年:人民幣30分),合計人民幣1,066,675,000元(二零零四年:人民幣888,883,000元)。

於結算日後擬派的末期股利尚未在相關結算日確認為負債。

(b) 與上一財政年度有關,並已於年內核准及支付的股利

	2005 人民幣千元	2004 人民幣千元
與上一財政年度有關,並已於年內核准及 支付末期股利每股人民幣30分 (2004年:每股人民幣20分)	**889,095**	592,563

就有關截至二零零四年十二月三十一日止年度的股利,擬派末期股利與年度核准及支付股利之間的差額,是代表股東名冊截止日期前就可轉換債券轉股而向股份持有人額外派發的股利。

11 本公司股東應佔利潤

本公司股東應佔利潤人民幣2,157,117,000元已全數在本公司財務報表內處理(二零零四年重報:人民幣1,856,227,000元)。

9 董事及監事酬金和最高酬金人仕(續)

董事及監事酬金：(續)

	董事及監事袍金	薪金、津貼及其他福利	任意獎金	退休計劃供款	2004 合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
執行董事					
劉　玠	—	185	—	47	232
楊　華	—	140	—	36	176
蔡登樓	—	140	—	36	176
姚　林	—	140	—	36	176
黃浩東	—	140	—	36	176
張立芬	—	140	—	36	176
付吉會	—	140	—	36	176
付　偉	—	140	—	36	176
非執行董事					
于萬源	130	—	—	—	130
獨立非執行董事					
王林森	40	—	—	—	40
姚維汀	40	—	—	—	40
劉永澤	40	—	—	—	40
李澤恩	42	—	—	—	42
監事					
齊　驄	—	130	—	33	163
周　法	—	124	—	30	154
邢貴彬	—	107	—	27	134
	292	1,526	—	389	2,207

本集團在二零零五年及二零零四年最高薪酬的五位人士均為本集團的執行董事，他們的酬金已載於上文。

9 董事及監事酬金和最高酬金人仕

董事及監事酬金：

	董事及監事袍金 人民幣千元	薪金、津貼及其他福利 人民幣千元	任意獎金 人民幣千元	退休計劃供款 人民幣千元	2005 合計 人民幣千元
執行董事					
劉　玠	—	—	—	—	—
楊　華	—	—	—	—	—
唐复平	—	270	—	49	319
姚　林	—	282	—	57	339
黃浩東	—	—	—	—	—
張立芬	—	325	—	65	390
付吉會	—	288	—	57	345
付　偉	—	298	—	60	358
蔡登樓	—	—	—	—	—
李忠武	—	—	—	—	—
非執行董事					
于萬源	—	—	—	—	—
獨立非執行董事					
王林森	63	—	—	—	63
姚維汀	63	—	—	—	63
劉永澤	63	—	—	—	63
李澤恩	66	—	—	—	66
王小彬	44	—	—	—	44
監事					
齊　驄	—	—	—	—	—
周　法	—	288	—	58	346
邢貴彬	—	148	—	19	167
	299	1,899	—	365	2,563

8 所得稅（續）

(b) 遞延稅項（續）

(ii) 本年度的臨時差異變動如下：

本集團

	2004年1月1日結餘 人民幣千元	在利潤表內確認（註釋8(a)） 人民幣千元	在權益內確認（註釋27） 人民幣千元	2004年12月31日／2005年1月1日結餘 人民幣千元	在利潤表內確認（註釋8(a)） 人民幣千元	在權益內確認（註釋27） 人民幣千元	2005年12月31日結餘 人民幣千元
在建工程資本化的借貸成本	(9,245)	(360)	—	(9,605)	(14,959)	—	(24,564)
預付租賃重估	66,074	(1,462)	—	64,612	(1,498)	—	63,114
開辦費用	8,682	(8,676)	—	6	136	—	142
可轉換債券折現	(61)	31	16	(14)	13	1	—
	65,450	(10,467)	16	54,999	(16,308)	1	38,692

本公司

	2004年1月1日結餘 人民幣千元	在利潤表內確認 人民幣千元	在權益內確認（註釋27） 人民幣千元	2004年12月31日／2005年1月1日結餘 人民幣千元	在利潤表內確認 人民幣千元	在權益內確認（註釋27） 人民幣千元	2005年12月31日結餘 人民幣千元
在建工程資本化的借貸成本	(9,245)	(360)	—	(9,605)	(14,959)	—	(24,564)
預付租賃重估	65,863	(1,497)	—	64,366	(1,498)	—	62,868
可轉換債券折現	(61)	31	16	(14)	13	1	—
	56,557	(1,826)	16	54,747	(16,444)	1	38,304

8 所得稅(續)

(b) 遞延稅項(續)

(i) 遞延稅項資產／(負債)由以下項目組成:(續)

本公司

	資產		負債		淨額	
	2005	2004	**2005**	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
在建工程資本化的借貸成本	**—**	—	**(24,564)**	(9,605)	**(24,564)**	(9,605)
預付租賃重估(註)	**62,868**	64,366	**—**	—	**62,868**	64,366
可轉換債券折現	**—**	—	**—**	(14)	**—**	(14)
	62,868	64,366	**(24,564)**	(9,619)	**38,304**	54,747
在依法課稅單位與司法管轄區內抵銷	**(24,564)**	(9,619)	**24,564**	9,619	**—**	—
淨遞延稅項資產	**38,304**	54,747	**—**	—	**38,304**	54,747

註: 如註釋27(c)所述,土地使用權是以成本列賬。重估土地使用權盈餘在扣除遞延稅項資產後轉入本公司股東應佔權益。

8 所得稅(續)

(b) 遞延稅項

(i) 遞延稅項資產 / (負債) 由以下項目組成：

本集團

	資產		負債		淨額	
	2005	2004	**2005**	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
在建工程資本化的借貸成本	**—**	—	**(24,564)**	(9,605)	**(24,564)**	(9,605)
預付租賃重估(註)	**63,114**	64,612	**—**	—	**63,114**	64,612
開辦費用	**142**	6	**—**	—	**142**	6
可轉換債券折現	**—**	—	**—**	(14)	**—**	(14)
	63,256	64,618	**(24,564)**	(9,619)	**38,692**	54,999
在依法課稅單位與司法管轄區內抵銷	**(24,564)**	(9,619)	**24,564**	9,619	**—**	—
淨遞延稅項資產	**38,692**	54,999	—	—	**38,692**	54,999

8 所得稅(續)

(a) 綜合利潤表中的所得稅(續)

中國所得稅準備是根據按中國相關所得稅法規所釐定，按本年度的估計應稅利潤，以33%（二零零四年：33%）的稅率計算。

按本公司適用稅率計算的所得稅與本年度實際稅項支出的調節如下：

	2005 ***人民幣千元***	2004 *人民幣千元*
稅前利潤	**3,036,674**	2,664,460
按法定稅率33%計算的預計		
中國所得稅稅金	**1,002,102**	879,271
免稅收入	**(4,324)**	(9,961)
不可扣稅支出	**42,045**	34,688
額外扣減*	**(96,392)**	—
稅項撥回*	**(24,154)**	(37,125)
	919,277	866,873

* 根據相關的中國稅務法規，本公司可就50% 的認可研究及開發費用享有額外稅務扣減，並可就購入於國內生產並用作提升技術用途的設備申請稅項撥回。

7 稅前利潤(續)

稅前利潤已扣除／(計入)下列各項：(續)

(b) 其他項目：

	2005	2004
	人民幣千元	*人民幣千元*
核數師酬金	**3,640**	3,500
存貨成本	**22,673,271**	19,805,512
折舊	**838,356**	806,006
無形資產攤銷	**2,939**	1,531
預付租賃攤銷	**7,275**	6,357
員工費用		
－薪金及工資、福利和其他成本	**267,017**	233,243
－定額供款計劃供款	**48,732**	57,029
員工費用總額	**315,749**	290,272
維修保養	**473,334**	359,755
研究及開發費用	**9,403**	10,421
處置物業、廠房及設備損失	**373**	1,269

8 所得稅

(a) 綜合利潤表中的所得稅

	2005	2004
	人民幣千元	*人民幣千元*
即期稅項支出		
本年度中國所得稅準備	**902,969**	856,406
遞延稅項支出		
臨時差額的產生與沖回(註釋8 (b))	**16,308**	10,467
綜合利潤表內的所得稅總額	**919,277**	866,873

6 其他營業收入

	2005 人民幣千元	2004 人民幣千元
銷售廢鋼收入	**100,007**	93,439
沖銷無法支付應付款項	**4,502**	—
包裝物料收入	**2,495**	2,026
保險賠償金	**—**	9,598
其他投資的股利收入	**1,400**	—
其他	**1,584**	969
	109,988	106,032

7 稅前利潤

稅前利潤已扣除 / (計入) 下列各項:

(a) 淨財務成本:

	2005 人民幣千元	2004 人民幣千元
銀行墊支的利息開支	**118,075**	136,903
減:資本化為在建工程的數額 *	**(66,266)**	(23,855)
淨利息費用	**51,809**	113,048
淨匯兑差額	**(19,279)**	30,553
減:資本化為在建工程的數額	**—**	643
淨匯兑(盈利)/虧損	**(19,279)**	31,196
利息收入	**(14,556)**	(24,952)
銀行費用	**775**	551
	18,749	119,843

* 借貸成本按每年5.59%(二零零四年:5.53%)的平均比率資本化為在建工程。

3 會計政策的修訂(續)

(b) 關聯方之定義(《國際會計準則》第24號:關聯方交易的披露)

在註釋32披露根據《國際會計準則》第24號關連方的定義已擴展至説明「關連方」包括受到個人關連方(即主要管理人員、重要股東及/或與他們關係密切的家族成員)重大影響的實體,以及為本集團或作為本集團關連方的任何實體的僱員福利而設的退休福利計劃。

自2005年1月1日起, 為遵循《國際會計準則》第24號, 本集團已為主要管理人員之薪酬及退休計劃的供款作出附加披露。該等關聯方交易之相對期間金額亦已在註釋32所披露

4 分部報告

本集團主要以生產和銷售鋼材的單一業務分部營運。按照客戶所在地劃分的分部收入如下:

	2005 ***人民幣千元***	2004 *人民幣千元*
收入		
中國	**21,000,763**	18,623,452
其他國家	**5,487,352**	4,604,165
	26,488,115	23,227,617

本集團的所有資產均位於中國境內。

5 營業額

營業額是指扣除退貨、商業折扣及增值税後,已售貨品的發票金額總額。

3 會計政策的修訂

國準會頒佈了多項新訂及經修訂的《國際財務報告準則》並在始於二零零五年一月一日或以後的會計期間生效。本集團及 / 或本公司所採用的會計政策已採用新訂和經修訂的《國際財務報告準則》，其摘要已列於註釋2 。會計政策的重大變動對本年及以前年度的財務報表的影響，及其有關資料已列於以下註釋。

本集團並沒有採用在本會計年度尚未生效的新準則或詮釋(見註釋38)。

(a) 於聯營公司和合營公司的投資(《國際會計準則》第28號：投資聯營公司；《國際會計準則》第31號：投資合資企業)

在以往年度，於聯營公司或合營公司的投資是按權益法記入本公司的資產負債表，並且先以成本入賬，然後就本公司所佔該聯營公司或合營公司資產淨值的收購後變動作出調整。

為遵循《國際會計準則》第28號及《國際會計準則》第31號的規定，本公司由二零零五年一月一日開始，改變了有關投資聯營公司或合營公司的會計政策。根據新政策，於聯營公司或合營公司的投資是以成本值減除減值損失後列於本公司的資產負債表。新會計政策已經追溯應用，而比較數字亦已重報。由於採用了這些會計政策，本公司截至二零零五年十二月三十一日止年度的本公司股東應佔利潤以及本公司股東應佔權益總額分別增加人民幣27,939,000元(二零零四年：人民幣58,640,000元)和人民幣100,622,000元(二零零四年：人民幣72,683,000元)。

2 主要會計政策(續)

(w) 外幣交易的換算

以外幣計價的交易按交易當日的匯率換算。以外幣為單位的貨幣性資產與負債則按結算日的匯率換算。除合資格資本化為在建工程的外幣匯兑差額以外，其他外幣匯兑差額均撥入利潤表內處理(見註釋2(f))。

(x) 借貸成本

借貸成本於發生時在利潤表中列支，但因直接用於採購、建設或生產需要長時間才可以投入擬定用途的資產而產生的借貸成本則會資本化。

屬於合資格資產成本一部份的借貸成本在資產產生開支、借貸成本產生和使資產投入擬定用途或銷售所必須的準備工作進行期間開始資本化。在使合資格資產投入擬定用途或銷售所必須的絕大部份準備工作中止或完成時，借貸成本便會暫停或停止資本化。

(y) 關連人士交易

就本財務報表而言，如果本集團能夠直接或間接對另一方的財務及經營決策作出控制或發揮重大的影響力，或另一方人士能夠直接或間接對本集團的財務及經營決策作出控制或發揮重大的影響力，或本集團與另一方人士均受制於共同的控制，有關人士即被視為本集團的關連人士。關聯方可以是個人(管理層主要人員、重大的股東及/或其近親家庭成員)或企業，亦包括本集團的關聯方對其有重大的影響力的企業(如本集團的關聯方為個人)，及為本集團或本集團關聯方的任何實體的僱員福利而設的退休福利計劃。

(z) 分部報告

分部是指本集團的可分部門，負責提供產品或服務(業務分部)，或在一個特定的經濟環境中提供產品或服務(地區分部)，而其風險及報酬均有別於其他分部。

2 主要會計政策（續）

(t) 資產減值（續）

(ii) 其他資產的減值（續）

— 確認減值損失

當資產或所屬現金產出單元的賬面金額高於其可收回數額時，便會在損益中確認減值損失。就現金產出單元確認的減值損失會作出分配，首先按比例減少該單元（或該組單元）內其他資產的賬面金額；但資產的賬面值不得減少至低於其個別公允價值減去出售成本後所得數額或其使用價值（如能釐定）。

— 轉回減值損失

就商譽以外的資產而言，如果用以釐定可收回數額的估計數額出現正面的變化，有關的減值損失便會轉回。

所轉回的減值損失以在以往年度沒有確認任何減值損失而應已釐定的資產賬面金額為限。所轉回的減值損失在確認轉回的年度內計入損益中。

(u) 退休福利

定額供款退休計劃的供款責任在產生時於利潤表內確認為支出。詳情載於註釋33 。

(v) 股利

股利在已宣佈或已批准派發期間確認為負債。

2 主要會計政策(續)

(t) 資產減值(續)

(ii) 其他資產的減值

本公司在每個結算日審閱內部和外來的資訊，以確定以下資產是否出現減值跡象，或是以往確認的減值損失已經不再存在或可能已經減少：

— 物業、廠房及設備；

— 在建工程；

— 被分類為經營性租賃的預付租賃；

— 無形資產；及

— 於聯營公司和合營公司的投資。

如果出現任何這類跡象，便會估計資產的可收回數額。

— 計算可收回數額

其他資產的可收回數額是其淨售價與使用價值兩者中的較高額。在評估使用價值時，預計未來現金流量會按照能反映當時市場對貨幣時間值和資產特定風險的評估的稅前折現率，折現至其現值。如果資產所產生的現金流入基本上並非獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產類別（即現金產出單元）來釐定可收回數額。

2 主要會計政策(續)

(t) 資產減值

(i) 應收款及其他應收款的減值

本公司在每個結算日審閱已按成本或攤銷後成本列賬的權益證券投資和其他流動與非流動應收款，以確定是否有客觀的減值證據。如有任何這類證據存在，便會按以下方式釐定及確認減值損失：

— 就以成本列賬的非掛牌權益證券和流動應收款而言，減值損失是以金融資產的賬面金額與同類金融資產以當時市場回報率折現（如果折現會造成重大的影響）的預計未來現金流量現值之間的差額計量。如果流動應收款的減值損失在其後的期間減少，則應轉回減值損失。權益證券的減值損失不可轉回。

— 就以攤銷後成本列賬的金融資產而言，減值損失是以資產的賬面金額與以其初始實際利率（即在初始確認有關資產時計算的實際利率）折現的預計未來現金流量現值之間的差額計量。短期的應收款不作折現。

如果減值損失在其後的期間減少，而且客觀上與減值損失確認後發生的事件有關，則應通過損益轉回減值損失。減值損失的轉回不應使資產的賬面金額超過其在以往年度沒有確認任何減值損失而應已釐定的數額。

2 主要會計政策*(續)*

(r) 研究及開發費用

研究及開發費用包括直接屬於研究及開發活動，或可按合理基準分配至這些活動的所有費用。鑑於本集團的研究及開發活動的性質，並無任何開發費用符合將之確認為資產的準則，故研究及開發費用均在產生的期間確認為支出。

(s) 所得稅

按本年度利潤或虧損計算的所得稅包括即期稅項及遞延稅項。除卻與直接確認為權益的項目有關的所得稅是在權益賬內確認外，所得稅均在利潤表內確認。

即期稅項是根據本年度應稅所得以在結算日施行或實質上施行的稅率計算的預計應付稅項，以及就以往年度應付稅項作出的任何調整。

遞延稅項是按負債法計算，就資產與負債在作出財務匯報時的賬面值與計稅所用的數額之間的臨時差異計提準備。所提撥的遞延稅項數額是根據把資產與負債的賬面值變現或結算的預期情況，以在結算日施行或實質上施行的稅率計算。

遞延稅項資產只會在未來應課稅溢利有可能用作抵銷有關遞延稅項資產時才確認。遞延稅項資產會減記至有關稅務利益不可能再變現的程度。

2 主要會計政策(續)

(n) 準備及或然負債

如本集團須就過往的事項承擔法律責任或推定責任，而且很可能需要為履行有關責任而導致經濟效益流失，並可作出可靠的估計，便須就不肯定時間或數額的負債在資產負債表內確認準備。如果金錢時間值較大，則按預計履行責任所需開支的現值計列準備。

倘若不大可能涉及經濟效益的流失，或是無法對有關數額作出可靠的估計，便會將負債披露為或然負債；但如流失經濟效益的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的可能責任，亦會披露為或然負債；但如流失經濟效益的可能性極低則除外。

(o) 收入確認

銷售收入在所有權的重大風險及回報轉移給買方時在利潤表內確認。假如在收回到期價款，相關成本或退貨的可能性方面存在重大的不明朗因素或持續地牽涉於貨品的管理時，便不會確認收入。

(p) 淨財務成本

淨財務成本包括以實際利率計算的應付借款利息（見註釋2(x)）、已投資資金應收的利息及匯兑損益（見註釋2(w)）。

利息收入是在產生時按實際利息法在利潤表確認。

(q) 維修保養費用

維修保養費用（包括大修成本）在產生時列支。

2 主要會計政策*(續)*

(l) 可轉換債券

如發行股份的數量不會隨公允價值的變動而改變，則可供持有人轉為股本的可轉換債券是作為包含負債和權益兩部份的複合金融工具列賬。

可轉換債券的負債部份按未來利息和支付本金的現值計算，而現值是以無轉換權的同類負債所適用的市場利率貼現計算。負債部份在扣除未攤銷交易成本及未攤銷可轉換債券貼現後列賬 。

權益部份按發行所得款項超過負債部份計算。

發行可轉換債券所產生的交易成本按發行所得款項的分配比例計算債券各組成部份的應佔交易成本。

可轉換債券貼現是指上文所述的權益，並用作抵銷負債部份的數額。可轉換債券貼現按實際利率法攤銷為利息支出，直至債券換股或到期為止。

負債部份的應佔交易成本按實際利率法攤銷為利息支出，直至債券換股或到期為止。

債券換股時，負債部份、已沒收應計利息及有關的權益部份將構成發行股份的價款。

(m) 應付賬款及其他應付款

應付賬款及其他應付款初始以公允價值列賬，期後以攤銷後成本列賬。但如折現至現值的影響不大，則以成本列賬。

2 主要會計政策(續)

(i) 存貨

除備品備件及工具外，存貨按成本及可變現淨值之較低者計價列賬。

存貨成本是按加權平均成本法計算，包括獲得存貨並將之運往現址及變成現狀的費用。

可變現淨值是指扣除估計完工所需成本及估計銷售所需費用後，在日常業務中出售該項目之銷售所得款項。

存貨出售時，存貨的賬面值在相關收入獲確認的期間內確認為開支。存貨數額撇減至可變現淨值及存貨的所有虧損均在出現撇減或虧損期間確認為開支。因可變現淨值增加引致存貨的任何撇減撥回，在撥回期間沖減列作開支的存貨額。

備品備件及工具按成本扣除陳舊準備列賬。

(j) 現金及現金等價物

現金及現金等價物包括銀行存款及現金、存放於銀行及其他財務機構活期存款、以及短期及高流動性的投資。此等投資可以隨時換算為已知的現金額，而價值變動方面的風險不大，並在購入後三個月內到期。

(k) 應收賬款及其他應收款

應收賬款及其他應收款初始以公允價值列賬，期後以攤銷後成本減呆壞賬減值損失(見註釋2(t))後列賬。但如折現至現值的影響不大，則以成本減呆壞賬減值損失(見註釋2(t))後列賬。

2 主要會計政策(續)

(f) 在建工程

在建工程是指興建中和待安裝的建築物、各類廠房及設備，並按成本減減值損失(見註釋2(t))後列賬。成本包括直接建築成本、利息費用、在建期間被視為與相關借入資金的利息費用調整的匯兑差額，以及其他指定金融工具的匯兑差額(見註釋2(w))。

在資產大致完成及可作擬定用途時，這些成本便會停止資本化，在建工程亦會轉入物業、廠房及設備項內。

在建工程不計提折舊準備。

(g) 無形資產

無形資產是指本集團購入的工業技術。無形資產按成本減去累計攤銷及減值損失(見註釋2(t))後列賬。

資本化無形資產的其後開支只會在令相關的特定資產所產生的未來經濟效益增加時予以資本化。所有其他開支均在產生時列支。

攤銷是在預計可用年限十年內以直線法計入利潤表。

(h) 預付租賃

預付租賃是指向中國土地管理部門支付的土地使用權金額。土地使用權按攤銷後成本減減值損失(見註釋2(t))後列賬，並按相關租賃期以直線法攤銷。

2 主要會計政策(續)

(e) 物業、廠房及設備

(i) 物業、廠房及設備以成本減累計折舊和減值損失(見註釋2(t))後列賬。購入資產的成本包括採購價及任何將資產變成可用狀態及運往現址作擬定用途的直接應佔成本。

(ii) 假若因替換某部分物業、廠房及設備而使之帶來未來經濟效益很可能流入本集團時，而該替換成本能可靠地計量，本集團會將該發生費用確認於物業、廠房及設備的賬面金額。所有其他費用會在產生時記入該期間的利潤表。

(iii) 報廢或出售物業、廠房及設備所產生的損益是以資產的出售所得淨額與賬面值之間的差額釐定，並在報廢或出售當日在利潤表內確認為收入或支出。

(iv) 折舊是根據下列各部份資產的預計可使用年限，在扣除估計殘值後以直線法沖銷其成本：

建築物	10年至40年
廠房、機器及設備	5年至20年
運輸車輛及其他相關設備	4年至15年

若某一項物業、機器及設備的不同部份有不同的可用年限，則將該項資產的成本按合理的基準分攤到各部份，然後各部份分別計提折舊。各資產的可用年限及殘值(如有)將每年被審查。

2 主要會計政策(續)

(c) 合併基準(續)

(ii) 合營公司

合營公司是指本集團根據合約安排，可共同控制其運作的企業。綜合財務報表載有本集團由共同控制開始當日起至共同控制結束當日止，按相似性質劃分的逐項按比例計算所佔這些公司的資產、負債、收入與支出進行合併。

在本公司的資產負債表中，合營公司投資是以成本減除減值損失列賬(見註釋2(t))。

(iii) 綜合賬項時抵銷的交易

集團內部往來的餘額、集團內部的交易和集團內部交易所產生的未變現利潤，均在編製綜合財務報表時抵銷。集團內部交易的未變現虧損的抵銷方法與未變現利潤相同，但抵銷額只限於沒有證據顯示已出現減值的部份。

抵銷與聯營公司及合營公司進行交易所產生的未變現利潤以本集團在該公司的權益為限，除非未變現虧損證明已轉讓的資產出現減值，否則該減值部份需立即在利潤表內確認。

(d) 投資

沒有流通市場報價或不能可靠地釐定其公允價值的股權投資是按成本減去減值損失在資產負債內列示(見註釋2(t))。

於本集團及/或本公司承諾其購買/出售投資當日對投資進行確認/不予確認。

2 主要會計政策(續)

(b) 編製基準

在截至二零零五年十二月三十一日止年度的綜合財務報表包括本集團及本集團應佔聯營公司之權益。本財務報表是以歷史成本作為編製基準。

管理層在編製符合《國際財務報告準則》的財務報表時需要作出判斷、估計和假設，這些判斷、估計和假設會影響會計政策的應用和資產、負債、收入與支出的匯報數額。這些估計和相關假設是根據以往經驗和在當時情況下認為合理的多項其他因素作出，其結果構成了管理層就無法從其他途徑即時得知的資產與負債賬面值所作判斷的基礎。實際業績可能有別於這些估計。

這些估計和相關假設須不斷作出審閱。假如會計估計的修訂只會影響作出有關修訂的會計期間，便會在該期間內確認；但如修訂對當期和未來的會計期間均有影響，則會在作出有關修訂的期間和未來期間確認。

管理層於應用《國際財務報告準則》時所作出而將會對財務報表有重大影響的判斷和可能於下年度作出重大調整的估計，已列於註釋37。

(c) 合併基準

(i) 聯營公司

聯營公司是指本集團對其財務及經營決策有重大影響力但並非控制的企業。綜合財務報表載有本集團按權益法計算應佔聯營公司可確認的利潤及虧損總額的部份，由重大影響力開始當日至停止當日止。當本集團分擔聯營公司的虧損大於本集團的所持權益，該投資的賬面值會減至零；除非本集團另有法律責任、推定責任或曾代聯營公司付款，否則會停止分擔聯營公司的虧損。

在本公司的資產負債表中，聯營公司投資是以成本減除減值損失列示（見註釋2(t)）。

1 公司背景

鞍鋼新軋鋼股份有限公司（「本公司」）於一九九七年五月八日在中華人民共和國（「中國」）成立為股份有限公司。本公司及合營公司（「本集團」）的主要業務為生產及銷售冷軋薄板、鍍鋅鋼板、綫材、厚板、大型鋼材及鋼坯。

2 主要會計政策

(a) 遵例聲明

本財務報表是按照國際會計準則委員會（「國準會」）所頒佈的《國際財務報告準則》編製。《國際財務報告準則》包括個別適用的國際財務報告準則、《國際會計準則》及相關詮釋。

本財務報表同時符合香港《公司條例》的披露要求，以及適用的《香港聯合交易所有限公司證券上市規則》的披露規定（「上市規則」）。

以下是編製財務報表所採用的主要會計政策概要。

本公司亦編製符合中國會計準則及制度的財務報表。根據《國際財務報告準則》及中國會計準則及制度編製的本公司股東應佔的本集團年度利潤及本公司股東應佔權益的調節表載於第203至第204頁。

國準會已頒佈多項全新及經修訂的《國際財務報告準則》，並於二零零五年一月一日或其後開始之會計期間生效或可供提早採用。有關首次採用全新及經修訂《國際財務報告準則》而產生之會計政策變更對當期及以前會計期間財務報表之影響，已列於註釋3 。

	註釋	**2005** **人民幣千元**	2004 人民幣千元
經營活動			
經營現金流量	30	**3,741,879**	2,094,497
已收利息		**16,913**	25,613
已付利息		**(117,447)**	(135,647)
已付所得稅		**(1,187,774)**	(589,257)
經營活動現金流量		**2,453,571**	1,395,206
投資活動			
資本開支		**(2,672,827)**	(746,414)
處置物業、廠房及設備所得款項		**1,463**	670
投資聯營公司		**(2,479)**	(16,164)
其他投資		**—**	(10,500)
三個月後到期的定期存款減少／（增加）		**934,450**	(644,450)
投資活動現金流量		**(1,739,393)**	(1,416,858)
融資活動			
已付股利		**(889,095)**	(592,563)
銀行借貸所得		**117,500**	555,349
償還銀行貸款		**(1,203,534)**	(420,267)
贖回可轉換債券		**(3,430)**	—
融資活動現金流量		**(1,978,559)**	(457,481)
現金及現金等價物減少淨額		**(1,264,381)**	(479,133)
1月1日的現金及現金等價物		**1,813,683**	2,316,976
所持現金的匯率變動影響		**13,037**	(24,160)
12月31日的現金及現金等價物		**562,339**	1,813,683

第145頁至第201頁的註釋為本財務報表組成部分。

綜合權益變動表

截至二零零五年十二月三十一日止年度
(按照《國際財務報告準則》編製)

	註釋	股本 人民幣千元	股本溢價 人民幣千元	儲備 人民幣千元	留存利潤 人民幣千元	合計 人民幣千元
2004						
2004年1月1日		2,962,309	3,055,920	619,043	2,178,113	8,815,385
年度利潤		—	—	—	1,797,587	1,797,587
儲備轉撥		—	—	355,266	(355,266)	—
可轉換債券轉股	25	633	1,376	(158)	—	1,851
末期股利 - 2003年	10(b)	—	—	—	(592,563)	(592,563)
沖回有關可轉換						
債券的遞延稅項	8(b)	—	—	16	—	16
2004年12月31日		2,962,942	3,057,296	974,167	3,027,871	10,022,276
2005						
2005年1月1日		2,962,942	3,057,296	974,167	3,027,871	10,022,276
年度利潤		—	—	—	2,117,397	2,117,397
儲備擬轉撥		—	—	418,254	(418,254)	—
可轉換債券轉股	25	44	343	(264)	—	123
末期股利 - 2004年	10(b)	—	—	—	(889,095)	(889,095)
沖回有關可轉換						
債券的遞延稅項	8(b)	—	—	1	—	1
2005年12月31日		2,962,986	3,057,639	1,392,158	3,837,919	11,250,702

第145頁至第201頁的註釋為本財務報表組成部份。

	註釋	2005 人民幣千元	2004 人民幣千元
承前總資產減流動負債		**11,663,105**	10,994,959
非流動負債			
銀行貸款	24	**300,000**	900,000
淨資產		**11,363,105**	10,094,959
股本及儲備			
股本	25	**2,962,986**	2,962,942
股本溢價	26	**3,057,639**	3,057,296
儲備	27	**1,392,158**	974,167
留存利潤	28	**3,950,322**	3,100,554
本公司股東應佔權益總額		**11,363,105**	10,094,959

董事會於二零零六年四月十日核准及授權發表。

劉玠	**付吉會**
董事長	*董事*

第145頁至第201頁的註釋為本財務報表組成部分。

資產負債表

於二零零五年十二月三十一日
(按照《國際財務報告準則》編製)

	註釋	2005 人民幣千元	2004 人民幣千元
非流動資產			
物業、廠房及設備	13	**5,909,447**	6,406,442
在建工程	15	**2,881,738**	611,470
預付租賃	16	**295,154**	301,977
於合營公司的投資	17	**268,305**	268,305
於聯營公司的投資	18	**33,043**	30,564
其他投資	19	**10,500**	10,500
遞延税項資產	8(b)	**38,304**	54,747
		9,436,491	7,684,005
流動資產			
存貨	20	**2,439,971**	2,068,827
應收同系子公司款		**593,371**	304,561
應收賬款	21	**676,283**	1,482,584
預付款、訂金及其他應收款		**102,518**	79,352
應退回所得税		**40,723**	—
銀行存款		—	934,450
現金及現金等價物		**515,061**	1,770,609
		4,367,927	6,640,383
流動負債			
應付賬款	22	**406,927**	441,669
應付所得税		—	244,082
應付最終控股公司款		**4,688**	463
應付同系子公司款		**42,068**	71,029
其他應付款		**1,087,630**	1,505,676
可轉換債券	23	—	3,510
短期銀行貸款	24	**600,000**	1,063,000
		2,141,313	3,329,429
淨流動資產		**2,226,614**	3,310,954
總資產減流動負債結轉		**11,663,105**	10,994,959

	註釋	2005 人民幣千元	2004 人民幣千元
承前總資產減流動負債		**11,854,715**	11,266,824
非流動負債			
銀行貸款	24	**604,013**	1,244,548
淨資產		**11,250,702**	10,022,276
股本及儲備			
股本	25	**2,962,986**	2,962,942
股本溢價	26	**3,057,639**	3,057,296
儲備	27	**1,392,158**	974,167
留存利潤		**3,837,919**	3,027,871
本公司股東應佔權益總額		**11,250,702**	10,022,276

董事會於二零零六年四月十日核准及授權發表。

劉玠 *董事長*	**付吉會** *董事*

第145頁至第201頁的註釋為本財務報表組成部份。

綜合資產負債表

於二零零五年十二月三十一日
(按照《國際財務報告準則》編製)

	註釋	2005 人民幣千元	2004 人民幣千元
非流動資產			
物業、廠房及設備	13	**6,364,573**	6,908,076
無形資產	14	**23,760**	26,699
在建工程	15	**2,886,086**	611,498
預付租賃	16	**315,959**	323,234
於聯營公司的權益	18	**30,927**	30,803
其他投資	19	**10,500**	10,500
遞延税項資產	8(b)	**38,692**	54,999
		9,670,497	7,965,809
流動資產			
存貨	20	**2,608,291**	2,221,412
應收同系子公司款		**281,590**	304,561
應收賬款	21	**933,165**	1,554,515
預付款、訂金及其他應收款		**127,326**	105,504
應退回所得税		**40,723**	—
銀行存款		**—**	934,450
現金及現金等價物		**562,339**	1,813,683
		4,553,434	6,934,125
流動負債			
應付賬款	22	**419,201**	446,278
應付所得税		**—**	244,082
應付最終控股公司款		**4,688**	463
應付同系子公司款		**43,727**	73,803
其他應付款		**1,143,565**	1,661,440
可轉換債券	23	**—**	3,510
短期銀行貸款	24	**758,035**	1,203,534
		2,369,216	3,633,110
淨流動資產		**2,184,218**	3,301,015
總資產減流動負債結轉		**11,854,715**	11,266,824

綜合利潤表

截至二零零五年十二月三十一日止年度
(按照《國際財務報告準則》編製)

	註釋	**2005** **人民幣千元**	2004 人民幣千元
營業額	5	**26,488,115**	23,227,617
銷售成本		**(22,673,271)**	(19,805,512)
銷售有關稅金		**(90,660)**	(49,754)
毛利		**3,724,184**	3,372,351
其他營業收入	6	**109,988**	106,032
分銷及其他營業費用		**(462,875)**	(423,192)
管理費用		**(313,519)**	(271,121)
營業利潤		**3,057,778**	2,784,070
淨財務成本	7(a)	**(18,749)**	(119,843)
應佔聯營公司盈利減虧損		**(2,355)**	233
稅前利潤	7	**3,036,674**	2,664,460
所得稅	8(a)	**(919,277)**	(866,873)
本公司股東應佔的年度利潤	11	**2,117,397**	1,797,587
應付本公司股東的年度股利：			
於結算日後擬派末期股利	10	**1,066,675**	888,883
每股盈利	12		
一基本		**人民幣0.715元**	人民幣0.607元
一攤薄		**—**	人民幣0.606元

第145頁至第201頁的註釋為本財務報表組成部分。

致鞍鋼新軋鋼股份有限公司各股東

（於中華人民共和國成立的有限公司）

本核數師（以下簡稱「我們」）已審核刊於第138頁至第201頁按照國際會計準則委員會頒佈的《國際財務報告準則》所編製的財務報表。

董事及核數師的責任

貴公司董事須負責編製真實和公允的財務報表。在編製這些財務報表時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些財務報表提出獨立意見，並僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒佈的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事在編製財務報表時所作的主要估計及判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充分的憑證，就這些財務報表是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均真實和公允地反映貴公司及貴集團於二零零五年十二月三十一日的財政狀況和貴集團截至該日止年度的利潤及現金流量，並已按照國際會計準則委員會所頒佈的《國際財務報告準則》及香港《公司條例》的披露要求適當地編製。

畢馬威會計師事務所
執業會計師
中國香港，二零零六年四月十日

本集團

	年初餘額 ***人民幣千元***	**本年增加數** ***人民幣千元***	**本年沖銷** ***人民幣千元***	**年末餘額** ***人民幣千元***
一. 壞賬準備合計	3	79	(82)	—
其中：其他應收款	3	79	(82)	—
二. 存貨跌價準備合計	50,462	16,079	—	66,541
其中： 原材料	—	1,825	—	1,825
產成品	1,996	14,254	—	16,250
備品備件	48,466	—	—	48,466

本公司

	年初餘額 ***人民幣千元***	**本年增加數** ***人民幣千元***	**本年沖銷** ***人民幣千元***	**年末餘額** ***人民幣千元***
一. 壞賬準備合計	3	79	(82)	—
其中：其他應收款	3	79	(82)	—
二. 存貨跌價準備合計	48,466	—	—	48,466
其中： 產成品	—	—	—	—
備品備件	48,466	—	—	48,466

37. 分部報告

本集團主要以生產和銷售鋼材的單一業務分部運營，並以國內銷售為主，另有部份鋼材產品出口到不同國家和地區。有關銷售收入分地區資料詳情如下：

本集團

	中國境內		其他國家		合計	
	2005年	2004年	**2005年**	2004年	**2005年**	2004年
項目	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
主營業務收入合計	**21,000,763**	18,623,452	**5,487,352**	4,604,165	**26,488,115**	23,227,617
主營業務利潤合計	**2,842,696**	2,389,334	**912,636**	974,154	**3,755,332**	3,363,488

本公司

	中國境內		其他國家		合計	
	2005年	2004年	**2005年**	2004年	**2005年**	2004年
項目	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
主營業務收入合計	**21,217,581**	18,700,093	**5,078,836**	4,448,324	**26,296,417**	23,148,417
主營業務利潤合計	**2,819,193**	2,378,744	**908,694**	979,062	**3,727,887**	3,357,806

38. 資產負債表日後事項

本公司已於2006年1月完成收購鞍山鋼鐵集團公司持有的新鋼鐵公司100%股權。在獲得中國證券監督管理委員會的批准後，本公司於2006年1月26日向鞍鋼集團以每股人民幣4.29元定向增發2,970,000,000股每股面值人民幣1元A股(共值人民幣127.4億元)，用於支付收購新鋼鐵公司100%股權的部份收購價款。餘下的遞延現金付款將會於收購完成日後三年內分三期支付。詳情見註釋1。

36. 非經常性損益

根據《公開發行證券的公司信息披露規範問答第1號-非經常性損益》(2004年修訂)的規定，本集團非經常性損益列示如下：

	本集團	
	2005年	2004年
	人民幣千元	*人民幣千元*
處置固定資產的損失	**(373)**	(1,269)
罰款支出	**(66)**	(173)
罰款收入	**45**	21
其他	**140**	(59)
非經常性損益總額	**(254)**	(1,480)
減：以上各項對税務的影響	**84**	488
非經常性損益淨額	**(170)**	(992)

35. 承擔(續)

(a) 資本承擔(續)

(註): 收購子公司

根據收購協議,本公司以人民幣196.9億元收購新鋼鐵公司100%的股權。收購對價是以新鋼鐵公司2005年6月30日(評估基準日)的淨資產的評估值為計價基礎,並考慮以評估基準日至收購完成日期間的淨利潤以及協議規定的其他項目作出調整。根據中資資產評估公司於2005年9月2日出具的中資評報字[2005]第079號《鞍山鋼鐵公司擬向鞍鋼新軋轉讓鞍鋼集團新鋼鐵有限責任公司100%股權項目資產評估報告書》,新鋼鐵公司於2005年6月30日的淨資產評估值約為人民幣196.9億元。此評估結果已於2005年10月19日完成向中國國有資產監督管理委員會的備案。

(b) 其他承擔

根據2002年10月22日本公司與中國銀行遼寧省分行簽署的資金支持協議,如果鞍蒂公司資金不足致使鞍蒂公司的興建不能完成、或鞍蒂公司在興建工程竣工後沒有足夠資金供其運營所需或償還貸款,本公司需向鞍蒂公司提供資金。詳情見註釋20。

34. 合營公司及聯營公司(續)

於2005年12月31日，本公司的聯營公司的詳細情況如下：

單位名稱	註冊資本	本公司所佔權益比例	實際投資額	經營範圍
鞍鋼瀋陽	人民幣48,000千元	30%	人民幣14,400千元	從事鋼鐵加工銷售、倉儲及配送等業務
蒂鞍長春	美元5,000千元	45%	美元2,250千元	開發、生產、銷售、經銷和出口激光拼焊板

35. 承擔

(a) 資本承擔

於12月31日，本集團/本公司的資本承擔如下：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
已訂合同				
一生產線建設及改造	**847,352**	458,774	**846,850**	458,774
一投資	**188,000**	170,000	**188,000**	170,000
一收購子公司(註)	**19,691,566**	—	**19,691,566**	—
已批准但未訂合同				
一生產線建設及改造	**729,964**	3,363,421	**385,364**	3,013,971
	21,456,882	3,992,195	**21,111,780**	3,642,745

32. 關聯方及其交易(續)

(e) 應收及應付鞍鋼集團及所屬子公司款

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應收賬款	**256,172**	512,366	**256,172**	512,366
其他應收款	**—**	719	**—**	719
預付賬款	**127,821**	135,251	**127,821**	135,251
應付賬款	**(18,878)**	(61,365)	**(18,878)**	(61,365)
預收賬款	**(73,446)**	(229,691)	**(73,446)**	(229,691)
其他應付款	**(58,494)**	(126,985)	**(56,835)**	(124,211)

33. 退休保險及其他員工福利

根據遼寧省勞動社會保障廳遼勞社批[2005]2號文件規定，本公司在職職工養老保險的計提比例為22.5%(2004：25.5%)。

鞍蒂公司及鞍新公司根據當地勞動機構的規定，按照工資總額的19%計提職工養老保險。

34. 合營公司及聯營公司

於2005年12月31日，本公司的合營公司的詳細情況如下：

單位名稱	**註冊資本**	**本公司所佔權益比例**	**實際投資額**	**經營範圍**
鞍蒂公司	美元60,000千元	50%	美元30,000千元	生產及銷售成卷的熱鍍鋅及合金化鋼板材和帶材產品
鞍新公司	人民幣40,000千元	50%	人民幣20,000千元	鋼材加工，結構件製作及配送，銷售

32. 關聯方及其交易(續)

(c) 與鞍鋼集團及所屬子公司重大關聯交易詳情:(續)

(viii) 債券擔保

本公司於2000年3月15日發行五年期 A 股可轉換公司債券人民幣1,500,000千元，由鞍鋼集團提供擔保。此可轉換公司債券已於2005年3月14日到期。

(ix) 貸款擔保

本公司於2005年12月31日的銀行貸款金額共計人民幣900,000千元(2004:人民幣1,963,000千元)，由鞍鋼集團提供擔保。詳細情況請見註釋20。

(x) 收購新鋼鐵公司

本公司與鞍鋼集團簽訂收購協議，收購新鋼鐵公司100%的股權。詳情見註釋1。

(d) 與鞍蒂公司有關的重大關聯交易:

(i) 本公司對鞍蒂公司的股權投資

本公司將持有的鞍蒂公司50%股權質押給中國銀行，作為鞍蒂公司履行銀團貸款的協議義務的擔保。

根據2002年10月22日本公司與中國銀行遼寧省分行簽署的資金支持協議，如果鞍蒂公司資金不足致使鞍蒂公司的興建工程不能完成，或鞍蒂公司在興建工程竣工後沒有足夠資金供其運營所需或償還貸款，本公司將向鞍蒂公司提供資金支持，其最高義務限額為800萬美元，且自銀團貸款第10個本金償還日後，減至400萬美元。

(ii) 本公司對鞍蒂公司銷售產品

本公司本年度向鞍蒂公司銷售產品實現銷售收入人民幣1,607,309千元(2004:人民幣946,827千元)。

(iii) 鞍蒂公司向德國蒂森銷售產品及採購原料

鞍蒂公司按照與獨立第三方相似的條件與定價原則向德國蒂森銷售產品及採購原料。2005年銷售產品及採購原料收入及支出總額分別為人民幣287,988千元(2004:人民幣105,235千元)，人民幣45,077千元(2004:人民幣16,475千元)。其中，產品銷售收入人民幣143,994千元及採購成本人民幣22,538千元被合併在本集團合併財務報表中。

32. 關聯方及其交易(續)

(c) 與鞍鋼集團及所屬子公司重大關聯交易詳情:(續)

(iii) 輔助材料及備品備件

本公司的部份輔助材料及備品備件從新鋼鐵公司採購。採購價格為新鋼鐵公司向獨立第三方客戶收取的平均銷售價格。

(iv) 燃料及動力供應

本公司按成本價向新鋼鐵公司採購工業用水、循環再用水、軟水、混合氣體、氧氣、氮氣、氬氣、氫氣、壓縮氣體及蒸汽形式的燃料及動力,但成本價的升幅不得超過上年度所收取相關成本價的5%。

(v) 職工福利設施及其他服務

鞍鋼集團所屬子公司為本公司提供的職工福利設施及其他服務包括:鐵路與公路運輸、燃油與液化石油氣的採購代理、進口備品備件和出口產品代理、設備維修及一般保養與大修、設計和工程服務、產品品質測試與分析服務、為本公司職工宿舍供暖、與報紙、電話、傳真及其他媒介有關的服務及職員培訓服務。鞍鋼集團所屬子公司提供的上述服務按適用的國家定價、市場價格或者按成本向本公司收取費用。

(vi) 利息收入

鞍鋼集團所屬子公司向本公司提供金融服務,包括結算業務和貨幣存款業務。結算業務不收取任何費用。最高存款額不超過人民幣1,000,000千元,並按中國人民銀行規定的存款利率收取利息費用。於2005年12月31日存款的餘額為人民幣421,402千元(2004:人民幣990,178千元)。

(vii) 帶料加工

本公司向鞍鋼集團提供帶料加工服務,並按本公司對獨立客戶的平均價格收取加工費。

32. 關聯方及其交易(續)

(c) 與鞍鋼集團及所屬子公司重大關聯交易詳情：

	註釋	2005年 人民幣千元	2004年 人民幣千元
銷售產品(未扣減城市維護建設稅及其它附加)	(i)	**2,201,292**	2,302,742
銷售廢料(未扣減城市維護建設稅及其它附加)	(i)	**767,030**	497,699
採購			
一原材料	(ii)	**18,410,493**	16,530,004
一輔助材料及備品備件	(iii)	**159,983**	192,064
燃料及動力供應	(iv)	**358,752**	340,327
職工福利設施及其他服務	(v)	**512,214**	260,140
利息收入	(vi)	**3,778**	5,863
帶料加工(未扣減城市維護建設稅及其它附加)	(vii)	**90,503**	84,382

(i) 銷售產品

本公司向新鋼鐵公司、鞍鋼瀋陽及鞍鋼集團所屬子公司銷售鋼材產品及廢鋼料。其價格不低於本公司與獨立第三方上一個月的銷售平均價。本公司本年度向新鋼鐵公司銷售產品中含管坯銷售收入人民幣1,758,490千元(2004年：1,095,675千元)。

(ii) 採購原材料

新鋼鐵公司向本公司供應的原材料價格，是以不高於新鋼鐵公司向獨立第三方客戶上一個月出售的最低銷售價和中國五家獨立供應商就大批量原材料供應向本公司所報價格的平均值。

32. 關聯方及其交易(續)

(b) 不存在控制關係的關聯方：

企業名稱	與本公司的關係
新鋼鐵公司	與本公司同為鞍鋼集團的子公司
鞍鋼集團國際經濟貿易公司	與本公司同為鞍鋼集團的子公司
鞍蒂公司	本公司的合營公司
鞍新公司	本公司的合營公司
鞍鋼瀋陽	本公司的聯營公司 與本公司同為鞍鋼集團的子公司
蒂鞍長春	本公司的聯營公司
鞍鋼集團其他所屬子公司	與本公司同為鞍鋼集團的子公司

31. 投資(損失)/收益

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	*人民幣千元*	**人民幣千元**	*人民幣千元*
對合營公司長期股權投資損失				
一權益法	**—**	—	**(25,311)**	(68,999)
對聯營公司長期股權投資				
(損失)/收益一權益法	**(2,355)**	233	**(2,355)**	233
其他長期股權投資收益一成本法	**1,400**	—	**1,400**	—
	(955)	233	**(26,266)**	(68,766)

本集團投資收益滙回不存在重大限制。

32. 關聯方及其交易

(a) 存在控制關係的關聯方：

企業名稱	註冊地址	主營業務	與本公司關係	經濟性質	法定代表人
鞍鋼集團	遼寧省鞍山市鐵西區	生產及銷售鋼材、金屬製品、鑄鐵管、金屬結構等	母公司	全民	劉玠

2005年12月31日鞍鋼集團的註冊資本為人民幣10,794,160千元。鞍鋼集團在本公司投資比例佔本公司股本總額的38.15%。本年度內鞍鋼集團註冊資本沒有變化，其在本公司持股比例變化請參看註釋21「股本」。

29. 營業費用

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	*人民幣千元*	**人民幣千元**	*人民幣千元*
運輸費	**44,817**	40,948	**44,592**	37,432
包裝費	**245,001**	231,547	**245,001**	231,547
出口經營費	**151,154**	126,186	**146,153**	126,186
其他	**21,903**	24,511	**18,985**	22,656
	462,875	423,192	**454,731**	417,821

30. 財務費用

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	*人民幣千元*	**人民幣千元**	*人民幣千元*
利息及票據貼現費用	**118,075**	136,903	**89,353**	115,362
減：在建工程資本化金額	**(20,977)**	(22,858)	**(20,977)**	(18,888)
淨利息費用	**97,098**	114,045	**68,376**	96,474
匯兑損益	**(19,279)**	30,553	**(13,349)**	24,495
減：在建工程資本化金額	**—**	643	**—**	643
淨匯兑(收益)/損失	**(19,279)**	31,196	**(13,349)**	25,138
利息收入	**(14,556)**	(24,952)	**(14,036)**	(24,723)
手續費	**775**	551	**437**	498
	64,038	120,840	**41,428**	97,387

26. 主營業務成本

本集團主營業務成本是指生產和銷售鋼材的單一業務發生的成本。本集團的分部資料已於註釋37中列示。

27. 主營業務稅金及附加

		本集團 / 本公司	
		2005年	2004年
	計繳標準	***人民幣千元***	*人民幣千元*
城市維護建設稅	繳納增值稅的7%	**57,753**	31,641
教育費附加及地方教育費	繳納增值稅的3%及1%	**32,907**	18,113
		90,660	49,754

28. 其他業務利潤

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
銷售材料、包裝物	**2,495**	2,026	**2,495**	2,026
廢鋼	**100,007**	93,439	**98,578**	88,510
其他	**1,284**	969	**1,284**	569
	103,786	96,434	**102,357**	91,105

24. 未分配利潤

分配普通股股利

(i) 本年內分配普通股股利

股東大會於2005年5月9日批准本公司向普通股股東派發2004年度現金股利，每股人民幣0.3元(2004：每股人民幣0.2元)。本公司於2005年5月18日向普通股股東派發2004年度現金股利，共人民幣889,095千元(2004：人民幣592,563千元)。

(ii) 於資產負債表日後批准分配的普通股股利

董事會於2006年4月10日提議本公司向普通股股東派發現金股利，每股人民幣0.36元(2004年：每股人民幣0.3元)，共人民幣1,066,675千元(2004：人民幣888,883千元)。此項提議尚待股東大會批准。於資產負債表日後提議派發的現金股利並未在資產負債表日確認為負債。

25. 主營業務收入

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
綫材	**2,799,155**	2,778,123	**2,799,155**	2,778,123
厚板	**5,282,019**	4,798,125	**5,282,019**	4,798,125
冷軋薄板	**8,705,672**	8,123,068	**9,489,923**	8,476,510
大型材	**4,598,695**	3,889,653	**4,598,695**	3,889,653
鍍鋅及彩塗板	**4,278,473**	2,897,572	**3,302,524**	2,464,930
鋼坯	**824,101**	741,076	**824,101**	741,076
	26,488,115	23,227,617	**26,296,417**	23,148,417

本集團主營業務收入是從事生產和銷售鋼材的單一業務所取得收入。本集團的分部資料已於註釋37中列示。

截至2005年12月31日，本集團向前五名客戶銷售總額為人民幣12,571,870千元(2004：人民幣6,112,662千元)，佔本集團全部銷售收入的48%(2004：26%)。

22. 資本公積

	本集團 / 本公司		
	2005年1月1日 人民幣千元	本年增加 人民幣千元	2005年12月31日 人民幣千元
淨資產折股	709,817	—	709,817
用水用電權沖回	(122,733)	—	(122,733)
H股溢價收入減發行費用	594,722	—	594,722
A股溢價收入減發行費用	848,222	—	848,222
A股可轉換公司債券轉股增加	1,052,733	79	1,052,812
無法支付的應付賬款及其他應付賬款	2,078	4,502	6,580
接受固定資產捐贈	76	—	76
其他資本公積	—	300	300
	3,084,915	4,881	3,089,796

23. 盈餘公積

	本集團 / 本公司		
	2005年1月1日 人民幣千元	本年利潤分配 人民幣千元	2005年12月31日 人民幣千元
法定盈餘公積	562,930	209,127	772,057
法定公益金	562,930	209,127	772,057
	1,125,860	418,254	1,544,114

根據本公司章程第一百四十七條的規定，本公司董事會於2006年4月10日批准按本公司稅後利潤的10%計提法定盈餘公積；同時按稅後利潤的10%提取法定公益金。

21. 股本

	本集團 / 本公司			
	2005年		2004年	
發行及實收資本	***千股***	***人民幣千元***	*千股*	*人民幣千元*
國有法人股份				
每股面值人民幣1元				
年初餘額	**1,319,000**	**1,319,000**	1,319,000	1,319,000
股權分置改革減少	**(188,496)**	**(188,496)**	—	—
年末餘額	**1,130,504**	**1,130,504**	1,319,000	1,319,000
人民幣普通股(「A股」)				
每股面值人民幣1元				
年初餘額	**753,942**	**753,942**	753,309	753,309
可轉換公司債券轉增	**44**	**44**	633	633
股權分置改革增加	**188,496**	**188,496**	—	—
年末餘額	**942,482**	**942,482**	753,942	753,942
境外上市的外資股(「H股」)				
每股面值人民幣1元				
年初及年末餘額	**890,000**	**890,000**	890,000	890,000
	2,962,986	**2,962,986**	2,962,942	2,962,942

本公司所有國有法人股、A股及H股在各重大方面均享有同等權利。

根據本公司股權分置的改革方案，鞍鋼集團向股權分置改革方案實施的認購權證的股權登記日登記在冊的流通A股股東派發113,097,855份歐式備兑認購權證。若在行權日(2006年12月5日)權證持有人全部行權，屆時國有法人股將進一步減少113,097,855股，而人民幣普通股將相應增加113,097,855股。

20. 長期借款

銀行	最後還款日期	年利率	抵押/擔保	本集團 2005年 人民幣千元	本集團 2004年 人民幣千元	本公司 2005年 人民幣千元	本公司 2004年 人民幣千元
中國銀行	2006年	5.76%	擔保	—	600,000	—	600,000
中國銀行	2007年	5.76%	擔保	**300,000**	300,000	**300,000**	300,000
中國銀行	2014年	6.12%	抵押	**304,013**	344,548	—	—
				604,013	1,244,548	**300,000**	900,000

本集團和本公司的長期借款到期日分析列示如下：

	本集團 2005年 人民幣千元	本集團 2004年 人民幣千元	本公司 2005年 人民幣千元	本公司 2004年 人民幣千元
一年到二年	**340,535**	640,535	—	600,000
二年到三年	**40,535**	340,535	**300,000**	300,000
三年以上	**222,943**	263,478	—	—
	604,013	1,244,548	**300,000**	900,000

本公司銀行借款主要用於設備改造項目，由鞍鋼集團提供擔保。

鞍蒂公司於2002年10月簽署了由中國銀行安排的銀團貸款協議(以下簡稱「《貸款協議》」)。借款總額度為人民幣10.8億元，借款用於建設鞍蒂公司生產綫。鞍蒂公司將部分土地使用權、在建工程、房屋建築物和機器設備及應收賬款分別抵押及質押給中國銀行，於2005年12月31日其總價值為人民幣1,123,490千元(2004：人民幣1,160,912千元)。

本公司將其持有的鞍蒂公司50%股權質押給中國銀行，作為鞍蒂公司履行在《貸款協議》項下義務的擔保。

上述餘額中無應付其他持有本公司5%或以上表決權股份的股東借款。

19. 一年內到期的長期負債

	年利率	抵押／擔保	本集團 2005年 人民幣千元	本集團 2004年 人民幣千元	本公司 2005年 人民幣千元	本公司 2004年 人民幣千元
	(註)					
一年內到期的銀行借款：						
中國工商銀行	5.49%	擔保	—	63,000	—	63,000
中國銀行	5.76%	擔保	**600,000**	1,000,000	**600,000**	1,000,000
中國銀行	6.12%	抵押	**40,535**	40,534	—	—
小計			**640,535**	1,103,534	**600,000**	1,063,000
一年內到期的應付債券			—	3,703	—	3,703
合計			**640,535**	1,107,237	**600,000**	1,066,703

(註)： 本集團的借款利率將依據中國人民銀行的基準貸款利率的浮動而調整。

本公司於2000年3月15日在深圳證券交易所發行可轉換公司債券總金額計人民幣1,500,000千元用於改擴建工程項目，由鞍鋼集團提供擔保。可轉換公司債券已於2005年3月14日(轉換期截止日)前轉換成本公司的 A 股股票或支付現金。

截至2005年3月14日止，累計已有人民幣1,496,570千元的可轉換公司債券及已計提利息費用人民幣10,228千元轉為 A 股453,985,697股，增加資本公積人民幣1,052,812千元；本公司對其餘可轉換債券及相應已計提利息共計支付現金人民幣3,526千元。

18. 其他應付款

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
工程款	**147,281**	276,043	**127,001**	156,149
運費	**16,389**	11,964	**16,389**	11,964
鋼架押金	**33,902**	27,380	**33,902**	27,380
職工教育基金	**6,106**	5,798	**6,106**	5,798
教育費附加及地方教育費	**125**	15,083	**125**	15,083
其他	**4,856**	7,826	**4,859**	7,828
	208,659	344,094	**188,382**	224,202

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應付第三方	**150,165**	217,109	**131,547**	99,991
應付鞍鋼集團	**29**	115	**29**	115
應付鞍鋼集團所屬子公司	**58,465**	126,870	**56,806**	124,096
	208,659	344,094	**188,382**	224,202

鞍鋼集團為對本公司持5%或以上表決權股份的股東。

於2005年12月31日，本集團並沒有個別重大賬齡超過3年的其他應付款。

15. 應付票據

本集團應付票據主要是為原材料及備品備件採購開出的6個月內到期的銀行承兑匯票。

應付票據餘額中無對本公司持5%或以上表決權股份的股東的應付票據。

16. 應付賬款

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	*人民幣千元*	**人民幣千元**	*人民幣千元*
應付第三方供應商	**224,809**	225,379	**212,535**	220,770
應付鞍鋼集團	**4,628**	317	**4,628**	317
應付鞍鋼集團所屬子公司	**14,250**	61,048	**14,250**	61,048
	243,687	286,744	**231,413**	282,135

於2005年12月31日，本集團沒有個別重大賬齡超過3年的應付賬款。

鞍鋼集團為對本公司持5%或以上表決權股份的股東。

17. 預收賬款

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	*人民幣千元*	**人民幣千元**	*人民幣千元*
預收第三方客戶	**889,429**	1,325,295	**858,809**	1,293,752
預收鞍鋼集團	**31**	31	**31**	31
預收鞍鋼集團所屬子公司	**73,415**	229,660	**73,415**	229,660
	962,875	1,554,986	**932,255**	1,523,443

於2005年12月31日，本集團並沒有個別重大賬齡超過1年的預收賬款。

鞍鋼集團為對本公司持5%或以上表決權股份的股東。

13. 無形資產(續)

本公司	土地使用權 人民幣千元	外購軟件 人民幣千元	合計 人民幣千元
成本			
年初及年末餘額	354,200	2,601	356,801
減：累計攤銷			
年初餘額	50,033	940	50,973
本年增加	7,179	794	7,973
年末餘額	57,212	1,734	58,946
賬面價值			
年末餘額	296,988	867	297,855
年初餘額	304,167	1,661	305,828

土地使用權包括鞍鋼集團投入人民幣226,800千元及自行購買人民幣127,400千元的土地使用權。土地使用權剩餘攤銷期限為42年。外購軟件費用按直綫法在預計使用年限3年至10年內攤銷。鞍蒂公司向德國蒂森克虜伯鋼鐵公司(「德國蒂森」)購買的專有技術在合同規定的受益期10年內攤銷。

14. 短期借款

本集團	2005年 本金 人民幣千元	2005年 年利率		2004年 本金 人民幣千元	2004年 年利率	
銀行借款	**117,500**	**5.22% - 5.58%**	**信用借款**	100,000	5.31%	信用借款

短期借款餘額中無應付對持有本公司5%或以上表決權股份的股東的短期借款。

13. 無形資產

本集團	土地使用權 人民幣千元	外購軟件 人民幣千元	專有技術 人民幣千元	合計 人民幣千元
成本				
年初餘額	354,200	16,497	28,230	398,927
本年增加	—	1,228	—	1,228
年末餘額	354,200	17,725	28,230	400,155
減:累計攤銷				
年初餘額	50,033	2,291	1,531	53,855
本年增加	7,179	2,297	2,939	12,415
年末餘額	57,212	4,588	4,470	66,270
賬面價值				
年末餘額	296,988	13,137	23,760	333,885
年初餘額	304,167	14,206	26,699	345,072

12. 在建工程(續)

於2005年12月31日，本集團和本公司的主要在建工程列示如下：

工程項目	預算金額 人民幣千元	2005年1月1日餘額 人民幣千元	本年增加 人民幣千元	本年轉入固定資產 人民幣千元 (註釋11)	2005年12月31日餘額 人民幣千元	工程投入佔預算比例	資金來源	本年利息費用資本化金額 人民幣千元
冷軋廠系統改造	3,820,530	212,552	336,316	—	548,868	88%	籌集資金及貸款	20,977
2130冷連軋機組	2,640,000	279,997	1,946,317	—	2,226,314	84%	自有資金	—
技術革新	533,900	118,767	235,287	(292,981)	61,073	66%	自有資金	—
本公司合計	6,994,430	611,316	2,517,920	(292,981)	2,836,255			20,977
大連鍍鋅生產線	538,670	402	—	(402)	—	100%	自有資金	—
鞍新公司鋼配中心生產線	349,450	28	4,320	—	4,348	1%	自有資金	—
本集團合計	7,882,550	611,746	2,522,240	(293,383)	2,840,603			20,977

本集團將部份在建工程抵押作為償還銀團借款的擔保。詳見註釋20。

12. 在建工程

	金額		其中：利息費用資本化金額	
	本集團	本公司	本集團	本公司
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
成本				
年初餘額	611,746	611,316	25,193	25,193
本年增加	2,522,240	2,517,920	20,977	20,977
本年轉入固定資產(註釋11)	(293,383)	(292,981)	—	—
年末餘額	2,840,603	2,836,255	46,170	46,170

本集團本年度用於確定借款利息資本化金額的資本化率為5.6%(2004年度：5.54%)。

11. 固定資產(續)

本公司	土地使用權 人民幣千元	房屋及建築物 人民幣千元	機器及設備 人民幣千元	其他 人民幣千元	合計 人民幣千元
成本：					
年初餘額	196,402	2,440,684	7,196,851	767,865	10,601,802
本年購入	—	—	11,779	—	11,779
在建工程轉入(註釋12)	—	18,039	251,459	23,483	292,981
處理固定資產	—	(1,386)	(9,407)	(868)	(11,661)
年末餘額	196,402	2,457,337	7,450,682	790,480	10,894,901
累計折舊：					
年初餘額	3,544	736,446	2,839,818	453,308	4,033,116
本年計提折舊	4,180	106,739	626,824	58,044	795,787
處理固定資產沖回折舊	—	(37)	(2,226)	(43)	(2,306)
年末餘額	7,724	843,148	3,464,416	511,309	4,826,597
賬面淨值：					
年末餘額	188,678	1,614,189	3,986,266	279,171	6,068,304
年初餘額	192,858	1,704,238	4,357,033	314,557	6,568,686

於2005年12月31日，本集團已提足折舊但仍繼續使用的固定資產賬面原值為人民幣1,391,193千元(2004：人民幣948,466千元)。

本集團將部份固定資產抵押作為償還銀團借款的擔保。詳見註釋20。

於2005年12月31日，本集團固定資產賬面餘額中沒有包含重大閒置、報廢及準備處置的固定資產。

11. 固定資產

本集團	土地使用權 人民幣千元	房屋及建築物 人民幣千元	機器及設備 人民幣千元	其他 人民幣千元	合計 人民幣千元
成本：					
年初餘額	218,750	2,539,776	7,601,726	786,721	11,146,973
本年購入	—	210	8,731	752	9,693
在建工程轉入(註釋12)	—	18,039	251,861	23,483	293,383
處理固定資產	—	(1,386)	(9,407)	(1,055)	(11,848)
年末餘額	218,750	2,556,639	7,852,911	809,901	11,438,201
累計折舊：					
年初餘額	3,887	739,825	2,866,783	456,699	4,067,194
本年計提折舊	4,637	111,208	663,568	61,283	840,696
處理固定資產沖回折舊	—	(37)	(2,226)	(134)	(2,397)
年末餘額	8,524	850,996	3,528,125	517,848	4,905,493
賬面淨值：					
年末餘額	210,226	1,705,643	4,324,786	292,053	6,532,708
年初餘額	214,863	1,799,951	4,734,943	330,022	7,079,779

10. 長期股權投資(續)

(b) 於2005年12月31日，本集團及本公司對主要聯營公司投資分析如下：

被投資單位名稱	佔被投資單位股權的比例	投資期限	初始投資成本 人民幣千元
蒂森克虜伯鞍鋼新軋(長春)激光拼焊板有限公司(以下簡稱「蒂鞍長春」)	45%	50年	18,643
鞍鋼瀋陽鋼材加工配送有限公司(以下簡稱「鞍鋼瀋陽」)	30%	50年	14,400
			33,043

	蒂鞍長春 人民幣千元	鞍鋼瀋陽 人民幣千元	合計 人民幣千元
投資成本			
年初餘額	16,164	14,639	30,803
加：增加投資	2,479	—	2,479
按權益法核算調整數	(2,702)	347	(2,355)
年末餘額	15,941	14,986	30,927

(c) 於2005年12月31日，本集團及本公司對主要其他股權投資列示如下：

被投資單位名稱	佔被投資單位股本的比例	投資期限	年末投資金額 人民幣千元
中冶南方工程技術有限公司(以下簡稱「中冶南方」)	7%	30年	10,500

(d) 本公司投資總額於2005年12月31日佔淨資產的比例為2%(2004：2%)。

10. 長期股權投資(續)

(a) 於2005年12月31日，本公司對主要合營公司投資分析如下：

被投資單位名稱	佔被投資單位股權的比例	投資期限	初始投資成本 人民幣千元
鞍蒂公司	50%	50年	248,305
鞍新公司	50%	50年	20,000
			268,305

	鞍蒂公司 人民幣千元	鞍新公司 人民幣千元	合計 人民幣千元
投資成本			
年初餘額	175,896	20,000	195,896
加：按權益法核算調整數	(25,311)	—	(25,311)
年末餘額	150,585	20,000	170,585

根據本公司與中國銀行遼寧省分行2002年10月20日簽訂的《股權質押協議》，本公司將在鞍蒂公司中的全部股權質押給中國銀行遼寧省分行，作為按時、全額支付和清償鞍蒂公司對中國銀行遼寧省分行相關債務的連續擔保。詳細情況見註釋20。

10. 長期股權投資

本集團	對聯營公司的投資 人民幣千元	其他股權投資 人民幣千元	合計 人民幣千元
投資成本			
年初餘額	30,803	10,500	41,303
本年增加	2,479	—	2,479
本年減少	(2,355)	—	(2,355)
年末餘額	30,927	10,500	41,427

本公司	對合營公司的投資 人民幣千元	對聯營公司的投資 人民幣千元	其他股權投資 人民幣千元	合計 人民幣千元
投資成本				
年初餘額	195,896	30,803	10,500	237,199
本年增加	—	2,479	—	2,479
本年減少	(25,311)	(2,355)	—	(27,666)
年末餘額	170,585	30,927	10,500	212,012

於2005年12月31日，本集團並沒有對個別長期股權投資計提減值準備。

9. 存貨

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
原材料	**311,682**	391,675	**297,920**	357,446
在產品	**190,330**	291,093	**190,330**	291,093
產成品	**1,245,740**	724,798	**1,105,429**	631,453
備品備件及低值易耗品等	**927,080**	864,308	**894,758**	837,301
	2,674,832	2,271,874	**2,488,437**	2,117,293
減：存貨跌價準備				
一原材料	**(1,825)**	—	—	—
一產成品	**(16,250)**	(1,996)	—	—
一備品備件	**(48,466)**	(48,466)	**(48,466)**	(48,466)
	2,608,291	2,221,412	**2,439,971**	2,068,827

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
存貨跌價準備	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
年初餘額	**50,462**	63,596	**48,466**	63,596
加：本年計提	**16,079**	1,996	—	—
減：本年沖銷	—	(15,130)	—	(15,130)
年末餘額	**66,541**	50,462	**48,466**	48,466

以上存貨均為購買或自行生產形成。

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
於產品銷售成本中確認的存貨成本	**22,642,123**	19,814,375	**22,477,870**	19,740,857

8. 預付賬款

本集團	2005年 人民幣千元	2005年 %	2004年 人民幣千元	2004年 %
一年以內	**173,728**	**100**	217,437	100

本公司	2005年 人民幣千元	2005年 %	2004年 人民幣千元	2004年 %
一年以內	**166,047**	**100**	209,670	100

	本集團		本公司	
	2005年 人民幣千元	2004年 人民幣千元	**2005年 人民幣千元**	2004年 人民幣千元
預付第三方供應商	**45,907**	82,186	**38,226**	74,419
預付新鋼鐵公司	**127,821**	135,251	**127,821**	135,251
	173,728	217,437	**166,047**	209,670

預付賬款餘額中無對本公司持5%或以上表決權股份的股東的預付賬款。

7. 其他應收款(續)

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
壞賬準備	***人民幣千元***	*人民幣千元*	***人民幣千元***	*人民幣千元*
年初餘額	**3**	3	**3**	3
加：本年計提	**79**	212	**79**	212
減：本年沖銷	**(82)**	(212)	**(82)**	(212)
年末餘額	**—**	3	**—**	3

於2005年12月31日，管理層認為其他應收款主要款項可以收回，且債務人均有償還能力，故計提比例低於5%。

本年度本集團並沒有個別重大收回以前年度已全額或以比較大比例計提壞賬準備的其他應收款。

其他應收款餘額中無對本公司持5%或以上表決權股份的股東的其他應收款。

7. 其他應收款

	2005年		2004年	
本集團	**人民幣千元**	**%**	人民幣千元	%
一年以內	**2,182**	**33**	10,488	95
一至二年	**4,273**	**66**	141	1
二至三年	**—**	**—**	—	—
三年以上	**38**	**1**	430	4
	6,493	**100**	11,059	100
減：壞賬準備				
三年以上	**—**	**—**	(3)	—
	6,493	**100**	11,056	100

	2005年		2004年	
本公司	**人民幣千元**	**%**	人民幣千元	%
一年以內	**251**	**87**	5,085	90
一至二年	**—**	**—**	141	2
二至三年	**—**	**—**	—	—
三年以上	**38**	**13**	430	8
	289	**100**	5,656	100
減：壞賬準備				
三年以上	**—**	**—**	(3)	—
	289	**100**	5,653	100

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應收第三方客戶	**6,493**	10,340	**289**	4,937
鞍鋼集團所屬子公司	**—**	719	**—**	719
減：壞賬準備	**—**	(3)	**—**	(3)
	6,493	11,056	**289**	5,653

6. 應收賬款(續)

於2005年12月31日，本集團/本公司應收賬款前五名單位的應收賬款總額如下：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
金額(人民幣千元)	**589,511**	616,424	**649,462**	569,082
佔應收賬款總額比例	**99%**	96%	**100%**	100%

5. 應收票據

本集團持有的所有應收票據均為銀行承兑匯票，並無任何抵押。

應收票據餘額中無對本公司持5%或以上表決權股份的股東的應收票據。

6. 應收賬款

	2005年		2004年	
本集團	***人民幣千元***	**%**	*人民幣千元*	%
一年以內	**594,563**	**100**	641,013	100

	2005年		2004年	
本公司	***人民幣千元***	**%**	*人民幣千元*	%
一年以內	**649,462**	**100**	569,082	100

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應收第三方客戶	**338,391**	128,647	**393,290**	56,716
鞍鋼集團所屬子公司	**256,172**	512,366	**256,172**	512,366
	594,563	641,013	**649,462**	569,082

於2005年12月31日的應收賬款賬齡均為1年以內，管理層認為應收帳款可全額收回，故本年度未對應收賬款計提壞賬準備。

本年度本集團並沒有個別重大收回以前年度已全額或以比較大比例計提壞賬準備的應收賬款。

應收賬款餘額中無對本公司持5%或以上表決權股份的股東的應收賬款。

4. 貨幣資金

本集團	2005年 原幣金額 千元	匯率	人民幣/ 人民幣等值 千元	2004年 原幣金額 千元	匯率	人民幣 / 人民幣等值 千元
現金						
人民幣			**7**			14
歐元	**1**	**9.58**	**14**	—	11.26	4
活期存款						
人民幣			**547,183**			1,795,694
港幣	**603**	**1.04**	**627**	4,056	1.06	4,315
美元	**1,579**	**8.07**	**12,745**	1,179	8.28	9,760
歐元	**184**	**9.58**	**1,763**	346	11.26	3,896
定期存款						
人民幣			**—**			934,450
			562,339			2,748,133

本公司	2005年 原幣金額 千元	匯率	人民幣 / 人民幣等值 千元	2004年 原幣金額 千元	匯率	人民幣 / 人民幣等值 千元
現金						
人民幣			**7**			11
活期存款						
人民幣			**514,402**			1,763,278
港幣	**603**	**1.04**	**627**	4,056	1.06	4,315
美元	**—**	**8.07**	**1**	91	8.28	753
歐元	**2**	**9.58**	**24**	200	11.26	2,252
定期存款						
人民幣			**—**			934,450
			515,061			2,705,059

於2005年12月31日，本公司在鞍鋼集團財務有限責任公司的存款餘額為人民幣421,402千元（2004：人民幣990,178千元）。

3. 稅項(續)

(d) 應交稅金

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應(抵)/交增值稅	**(71,229)**	(10,720)	**(60,889)**	1,369
應(退)/交所得稅	**(40,723)**	244,082	**(40,723)**	244,082
其他	**1,421**	29,158	**1,324**	29,057
	(110,531)	262,520	**(100,288)**	274,508

根據國家稅務總局於二零零零年一月十七日發佈的國稅發(2000)13號文件，本公司本年度享受的技術改造國產設備投資抵免企業所得稅為人民幣24,154千元(2004：人民幣37,126千元)。根據財政部及國家稅務總局於二零零三年十一月二十七日發佈的財稅字(2003)244號文件， 本公司本年度享受的企業技術開發費加計扣除金額為人民幣96,392千元(2004：無)。

3. 稅項

(a) 本集團適用的與產品銷售相關的稅金為增值稅，增值稅稅率為17%。根據財政部及國家稅務總局於二零零四年九月二十日發佈的財稅字(2004)168號文件，本公司本年度享受固定資產進項稅額的抵扣優惠人民幣117,200千元(2004：人民幣7,290千元)。

(b) 所得稅

本公司本年度適用的所得稅率為33%(2004：33%)。

本公司的合營公司—鞍鋼新軋－蒂森克虜伯鍍鋅鋼板有限公司(以下簡稱「鞍蒂公司」)根據外商投資企業所得稅法的規定，從開始獲利的年度起，即彌補以前年度虧損後仍有盈利的年度起，第一年至第二年免徵企業所得稅，第三年至第五年減半徵收企業所得稅。由於本年度經營出現虧損，因此無需計提所得稅。

本公司的合營公司—鞍鋼新軋-新船重工大連鋼材加工配送有限公司(以下簡稱「鞍新公司」)由於本年度未開始正式生產經營，因此未計提所得稅。

(c) 其他

本集團以增值稅和營業稅納稅額的7%、3%及1%計算繳納城市維護建設稅、教育費附加及地方教育費。

2. 主要會計政策(續)

(t) 借款費用

用於購建固定資產的專門借款的借款費用在有關固定資產達到預定可使用狀態所必要的購建期間內予以資本化，計入所購建固定資產的成本。

除上述借款費用外，其他借款費用均應於發生當期確認為財務費用。

(u) 股利分配

現金股利於宣告發放時計入當期利潤及利潤分配表。資產負債表日後至會計報表批准報出日之間建議或批准的現金股利在資產負債表股東權益中單獨列示。

(v) 養老保險

按照中國有關法規，本集團為員工參加了政府組織安排的定額供款退休計劃。本集團按員工工資的一定比率向退休計劃供款。上述供款按照權責發生制原則計入當期損益。按供款計劃繳款後，本集團不再有其他的支付義務。有關詳情載於註釋33中。

(w) 關聯方

如果本集團有能力直接或間接控制、共同控制另一方或對另一方施加重大影響；或另一方有能力直接或間接控制或共同控制本集團；或對本集團施加重大影響；或本集團與另一方或多方同受一方控制，均被視為關聯方。關聯方可為個人或企業。

2. 主要會計政策*(續)*

(o) 所得稅

所得稅按應付稅款法核算。本集團本年度的所得稅費用按照應納稅所得額及適用稅率計算。

(p) 預計負債及或有負債

如果本集團須就已發生的事件承擔現時義務，且該義務的履行很可能會導致經濟利益流出企業，以及有關金額能夠可靠地估計，本集團便會對該義務計提預計負債。

如果上述義務的履行導致經濟利益流出企業的可能性較低，或是無法對有關金額作出可靠地估計，該義務將被披露為或有負債。

(q) 收入確認

銷售商品的收入在商品所有權上主要風險和報酬已轉移給購貨方時予以確認。假如銷售商品的價款回收和退貨存在重大不確定性，或相關的收入和相關的已發生或將發生的成本不能可靠計量時，收入將不予以確認。

(r) 維修及保養支出

維修及保養支出(包括大修費用)於實際發生時計入當期損益。

(s) 研究及開發費

研究及開發費用於實際發生時計入當期損益。

2. 主要會計政策(續)

(n) 資產減值準備

除應收款項及存貨(見註釋2(g), 2(h))以外，本集團對各項資產(包括長期投資、固定資產、在建工程、無形資產及其他資產)的賬面價值定期進行審閱，以評估可收回金額是否已低於賬面價值。當發生事項或情況變化顯示賬面價值可能無法收回，這些資產便需進行減值測試。若出現減值情況，賬面價值會減低至可收回金額，減計的價值即為資產減值損失。

可收回金額是指資產的銷售淨價與預期從該資產的持續使用和使用壽命結束時的處置中形成的預計未來現金流量的現值兩者中的較高者。

本公司按單項項目計算資產減值損失，並將減值損失記入當期損益。但當本公司已將長期股權投資初始投資成本小於應享有被投資單位所有者權益份額的差額記入了資本公積後，長期股權投資的減值損失首先沖減該投資初始確認時記入資本公積的金額，減值損失超過該資本公積的部分記入當期損益。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得資產的可收回金額大於其賬面價值，則以前年度已確認的資產減值損失便會轉回，轉回的資產減值損失計入當期損益，但轉回後資產的賬面價值不應高於假如資產沒有計提資產減值情況下的賬面價值。長期股權投資的減值損失轉回時，首先轉回原確認減值損失時記入損益的部份，然後再恢復原沖減的資本公積。

2. 主要會計政策(續)

(k) 無形資產

無形資產以成本減累計攤銷及減值準備(見註釋2(n))計入資產負債表內。無形資產的成本按直綫法在預計使用年限、相關合同規定的受益年限或法律規定的有效年限內攤銷。各項無形資產的攤銷年限分別為:

	攤銷年限
土地使用權	50年
外購軟件	3年至10年
專有技術	10年

(l) 可轉換公司債券

可轉換公司債券以債券票面價值記賬,按年計提利息。利息計入相應在建工程成本。有關工程完工後的債券利息直接計入當期財務費用。

債券持有人將債券轉換為本公司股票後,本公司將其相應的債券面值及已計提債券利息費用記入本公司股本及資本公積。

(m) 開辦費

除購建固定資產以外,所有籌建期間所發生的費用,先在長期待攤費用中歸集,於企業開始生產經營當月一次計入當月的損益。

2. 主要會計政策(續)

(j) 固定資產及在建工程

固定資產指本集團為生產商品和經營管理而持有的,使用期限超過1年且單位價值較高的資產。

固定資產是以成本減累計折舊及減值準備(見註釋2(n))記入資產負債表內。在建工程以成本減減值準備(見註釋2(n))記入資產負債表內。

在有關建造的資產達到預定可使用狀態之前發生的與購建固定資產有關的一切直接或間接成本,包括在購建期間利用專門借款進行購建所發生的借款費用(包括有關借款本金和利息的匯兑損益),全部資本化為在建工程。

在建工程於達到預定可使用狀態時轉入固定資產。在建工程不計提折舊。

本集團對固定資產在預計使用年限內按直線法計提折舊,各類固定資產的預計使用年限和預計淨殘值率分別為:

	預計使用年限	預計淨殘值率
土地使用權	50年	—
房屋及建築物	10至40年	3%至5%
機器及設備	5至20年	3%至5%
其他固定資產	4至15年	3%至5%

2. 主要會計政策(續)

(h) 存貨

存貨以成本與可變現淨值之較低者計價。

存貨成本包括採購成本、加工成本和其他成本。存貨在取得時按實際成本入賬，發出存貨的成本按加權平均法核算。除原材料採購成本外，在產品及產成品還包括直接人工和按照適當比例分配的生產製造費用。

除備品備件外的存貨按單個存貨項目計算的成本高於可變現淨值的差額計入存貨跌價準備。備品備件按其實際狀況，根據管理層的估計計提存貨跌價準備。可變現淨值指在正常生產經營過程中以存貨的估計售價減去至完工估計將要發生的成本、估計的銷售費用以及相關稅金後的金額。

領用的低值易耗品和周轉使用的包裝物、周轉材料等採用一次轉銷法進行核算。

本集團存貨盤存制度為永續盤存制。

(i) 長期股權投資

本公司對被投資企業具有控制、共同控制或重大影響的長期股權投資採用權益法核算，即最初以初始投資成本計量，以後根據應享有的被投資企業所有者權益的份額進行調整。

本公司對被投資企業無控制、無共同控制且無重大影響的長期股權投資採用成本法核算，即以初始投資成本計價。投資收益在被投資企業宣佈分派現金股利或利潤分配時確認。

處置長期股權投資按實際取得的價款與賬面價值的差額計入當期損益。

本集團對長期股權投資計提減值準備(見註釋2(n))。

2. 主要會計政策(續)

(e) 外幣折算

外幣業務按業務發生當日中國人民銀行公佈的外匯牌價及國家認可的套算匯率折合為人民幣。年末各項貨幣性外幣資產、負債賬戶按資產負債表日中國人民銀行公佈的外匯牌價及國家認可套算匯率折合為人民幣。除與購建固定資產直接有關的匯兑損益(見註釋2(j))外,外幣折算差異作為匯兑損益計入當期損益。

籌建期間的匯兑損益記入長期待攤費用,並自開始生產經營當月起一次性計入損益。

(f) 現金等價物

現金等價物指本集團持有期限短、流動性強、易於轉換為已知金額現金、價值變動風險小的投資。

(g) 壞賬準備

應收賬款壞賬準備是由本集團根據單獨認定已有跡象表明回收困難的應收賬款估計計提。其他應收款的壞賬準備是本集團根據其性質估計相應回收風險而計提的。

2. 主要會計政策

本集團編製會計報表所採用的主要會計政策是根據中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》及其他有關規定而制定的。

(a) 會計年度

本集團的會計年度自公曆1月1日起至12月31日止。

(b) 合併報表的編製方法

本集團合併會計報表是按照《企業會計制度》和財政部頒佈的《合併會計報表暫行規定》(財會字[1995]11號)編製的。

合併會計報表的合併範圍包括本公司及本公司的合營公司。

與其他投資者通過合同規定分享對被投資公司的控制權而形成的合營公司,在編製合併報表時,本公司按比例合併方法對合營公司的資產、負債、收入、成本及費用進行合併,即將在合營公司的各項資產、負債、收入、成本及費用中所佔份額與本公司會計報表的類似項目逐項進行合併。

當合營公司所採用的會計政策與本公司不一致時,合併時已按照本公司的會計政策對合營公司會計報表進行必要的調整。合併時所有本集團內重大交易,包括集團內未實現利潤及往來餘額均已抵銷。

(c) 記賬基礎和計價原則

本集團的記賬基礎為權責發生制。除特別聲明外,計價方法為歷史成本法。

(d) 記賬本位幣

本集團以人民幣為記賬本位幣。

1. 公司基本情況(續)

本公司與鞍鋼集團於2004年12月29日和2005年10月20日分別簽訂了《關於鞍鋼集團新鋼鐵有限責任公司100%股權的收購協議》和《關於鞍鋼集團新鋼鐵有限責任公司100%股權的收購協議(2005年)》(以下簡稱「收購協議」),以人民幣196.9億元收購根據鞍鋼集團鋼政發[2004]22號《關於鞍鋼集團新鋼鐵有限責任公司資產重組方案的通知》進行重組後的鞍鋼集團新鋼鐵有限責任公司(以下簡稱「新鋼鐵公司」)100%的股權。本公司2005年第二次臨時股東大會於2005年12月28日批准此收購事項。在獲得中國證券監督管理委員會於2006年1月25日以證監公司字[2006]5號文批准後,本公司於2006年1月26日以增發2,970,000,000股每股面值人民幣1元的A股和現金的支付方式收購了新鋼鐵公司100%的股權。

本公司及其合營公司(以下簡稱「本集團」)的主要業務為生產及銷售鋼坯、綫材、厚板、冷軋薄板、大型材及熱鍍鋅及合金化鋼板等鋼材產品,和鋼材加工、結構件的製作、配送及銷售。

1. 公司基本情況

鞍鋼新軋鋼股份有限公司(以下簡稱「本公司」)是於1997年5月8日正式成立的股份有限公司。

本公司是依據《中華人民共和國公司法》經由中華人民共和國國家經濟體制改革委員會體改生[1997]62號文《關於同意設立鞍鋼新軋鋼股份有限公司的批覆》的批准,以鞍山鋼鐵集團公司(以下簡稱「鞍鋼集團」)為唯一發起人,以發起方式設立的股份有限公司。本公司是在鞍鋼集團所擁有的綫材廠、厚板廠、冷軋廠(「三個廠」)基礎上組建而成的。根據自1997年1月1日起生效的分立協議,鞍鋼集團已將與上述三個廠有關的生產、銷售、技術開發、管理業務連同有關1996年12月31日的資產、負債全部轉入本公司。有關淨資產折為本公司股本1,319,000,000股,每股面值人民幣1元。

本公司於1997年7月22日在境外發行了890,000,000股每股面值人民幣1元的H股普通股股票(「H股」),並於1997年7月24日在香港聯合交易所有限公司上市交易。於1997年11月16日,本公司在境內發行300,000,000股每股面值人民幣1元的人民幣普通股(「A股」),並於1997年12月25日在深圳證券交易所上市交易。

根據國務院國有資產監督管理委員會《關於鞍鋼新軋鋼股份有限公司股權分置改革有關問題的批覆》,本公司於2005年12月1日進行股權分置改革。鞍鋼集團向股權分置改革方案實施的股份變更登記日(2005年12月1日)登記在冊的流通A股股東支付188,496,424股股份(不考慮股權分置改革方案派發的認購權證行權情況)。本次股權分置方案實施後,鞍鋼集團所持有本公司股份減少188,496,424股,同時人民幣普通股(A股)股東增加本公司股份188,496,424股。

	2005年 人民幣千元

現金流量表補充說明

(a) 將淨利潤調節為經營活動產生的現金流量：

淨利潤	2,091,268
加：壞賬準備	79
固定資產折舊	795,787
無形資產攤銷	7,973
處置固定資產的損失	357
財務費用	41,428
投資損失	26,266
存貨的增加	(371,144)
經營性應收項目的減少	797,480
經營性應付項目的減少	(986,221)
經營活動產生的現金流量淨額	2,403,273

(b) 不涉及現金收支的投資和籌資活動：

A 股可轉換公司債券轉為資本	123

(c) 現金及現金等價物淨減少情況：

現金的年末餘額	515,061
減：現金的年初餘額	2,705,059
現金及現金等價物淨減少額	(2,189,998)

此會計報表已於2006年4月10日獲董事會批准。

劉玠	**馬連勇**
董事長	*總會計師*

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

	現金流量表補充說明	2005年 人民幣千元
籌資活動產生的現金流量：		
償還債務所支付的現金		(1,066,430)
分配股利和償付利息所支付的現金		(978,520)
支付的其他與籌資活動有關的現金		(437)
現金流出小計		(2,045,387)
籌資活動產生的現金流量淨額		(2,045,387)
匯率變動對現金的影響額		13,349
現金及現金等價物淨減少額	(c)	(2,189,998)

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

	現金流量表補充說明	2005年 人民幣千元
經營活動產生的現金流量：		
銷售商品收到的現金		29,163,518
收到的稅費返還		122,675
現金流入小計		29,286,193
購買商品支付的現金		(24,720,202)
支付給職工以及為職工支付的現金		(330,658)
支付的各項稅費		(1,597,785)
支付的其他與經營活動有關的現金		(234,275)
現金流出小計		(26,882,920)
經營活動產生的現金流量淨額	(a)	2,403,273
投資活動產生的現金流量：		
取得投資收益所收到的現金		1,400
處置固定資產所收回的現金淨額		1,390
收到的其他與投資活動有關的現金		71,320
現金流入小計		74,110
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(2,632,864)
投資所支付的現金		(2,479)
現金流出小計		(2,635,343)
投資活動產生的現金流量淨額		(2,561,233)

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

	2005年 *人民幣千元*

合併現金流量表補充說明

(a) 將淨利潤調節為經營活動產生的現金流量：

淨利潤	2,079,485
加：壞賬準備	79
存貨跌價準備	16,079
固定資產折舊	840,696
無形資產攤銷	12,415
處置固定資產損失	373
待攤費用增加	(91)
預提費用減少	(410)
財務費用	64,038
投資損失	955
存貨的增加	(402,958)
經營性應收項目的減少	923,594
經營性應付項目的減少	(981,135)
經營活動產生的現金流量淨額	2,553,120

(b) 不涉及現金收支的投資和籌資活動：

A 股可轉換公司債券轉為資本	123

(c) 現金及現金等價物淨減少情況：

現金的年末餘額	562,339
減：現金的年初餘額	2,748,133
現金及現金等價物淨減少額	(2,185,794)

此會計報表已於2006年4月10日獲董事會批准。

劉玠 *董事長*

馬連勇 *總會計師*

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

	合併現金流量表補充說明	2005年 人民幣千元
籌資活動產生的現金流量：		
借款所收到的現金		117,500
現金流入小計		117,500
償還債務所支付的現金		(1,206,964)
分配股利和償付利息所支付的現金		(1,006,542)
支付的其他與籌資活動有關的現金		(437)
現金流出小計		(2,213,943)
籌資活動產生的現金流量淨額		(2,096,443)
匯率變動對現金的影響額		13,037
現金及現金等價物淨減少額	(c)	(2,185,794)

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

截至二零零五年十二月三十一日止年度
(按照中國會計準則及制度編製)

	合併現金流量表補充說明	2005年 人民幣千元
經營活動產生的現金流量：		
銷售商品收到的現金		29,469,838
收到的稅費返還		158,867
收到的其他與經營活動有關的現金		2,025
現金流入小計		29,630,730
購買商品支付的現金		(24,883,750)
支付給職工以及為職工支付的現金		(342,180)
支付的各項稅費		(1,600,024)
支付的其他與經營活動有關的現金		(251,656)
現金流出小計		(27,077,610)
經營活動產生的現金流量淨額	(a)	2,553,120
投資活動產生的現金流量：		
取得投資收益所收到的現金		1,400
處置固定資產所收回的現金淨額		1,463
收到的其他與投資活動有關的現金		72,358
現金流入小計		75,221
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(2,727,912)
投資所支付的現金		(2,479)
支付的其他與投資活動有關的現金		(338)
現金流出小計		(2,730,729)
投資活動產生的現金流量淨額		(2,655,508)

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

截至二零零五年十二月三十一日止年度
(按照中國會計準則及制度編製)

	註釋	2005年 人民幣千元	2004年 人民幣千元
淨利潤		**2,091,268**	1,776,337
加:年初未分配利潤		**2,960,225**	2,131,717
可供分配的利潤		**5,051,493**	3,908,054
減:提取法定盈餘公積	23	**209,127**	177,633
提取法定公益金	23	**209,127**	177,633
可供股東分配的利潤		**4,633,239**	3,552,788
減:分配普通股股利		**889,095**	592,563
年末未分配利潤 (其中:於資產負債表日後 提議分配的現金股利 人民幣1,066,675千元 (2004:人民幣888,883千元))		**3,744,144**	2,960,225

補充資料:

項目	2005年 人民幣千元	2004年 人民幣千元
1. 出售、處置部門或被投資單位所得收益(損失)	—	—
2. 自然災害發生的損失	—	—
3. 會計政策變更增加(減少)利潤總額	—	—
4. 會計估計變更增加(減少)利潤總額	—	—
5. 債務重組收益(損失)	—	—
6. 其他	—	—

此會計報表已於2006年4月10日獲董事會批准。

劉玠 *董事長*

馬連勇 *總會計師*

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

利潤及利潤分配表

截至二零零五年十二月三十一日止年度
(按照中國會計準則及制度編製)

	註釋	2005年 人民幣千元	2004年 人民幣千元
主營業務收入	25	**26,296,417**	23,148,417
減：主營業務成本	26	**22,477,870**	19,740,857
主營業務稅金及附加	27	**90,660**	49,754
主營業務利潤		**3,727,887**	3,357,806
加：其他業務利潤	28	**102,357**	91,105
減：營業費用	29	**454,731**	417,821
管理費用		**313,344**	230,714
財務費用	30	**41,428**	97,387
營業利潤		**3,020,741**	2,702,989
加：投資損失	31	**(26,266)**	(68,766)
營業外收入		**1,637**	222
減：營業外支出		**1,875**	1,702
利潤總額		**2,994,237**	2,632,743
減：所得稅	3(b)	**902,969**	856,406
淨利潤		**2,091,268**	1,776,337

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

	註釋	2005年 人民幣千元	2004年 人民幣千元
淨利潤		**2,079,485**	1,776,337
加：年初未分配利潤		**2,960,225**	2,131,717
可供分配的利潤		**5,039,710**	3,908,054
減：提取法定盈餘公積	23	**209,127**	177,633
提取法定公益金	23	**209,127**	177,633
可供股東分配的利潤		**4,621,456**	3,552,788
減：分配普通股股利		**889,095**	592,563
年末未分配利潤 (其中：於資產負債表日後提議分配的現金股利人民幣 1,066,675 千元 (2004：人民幣888,883千元))		**3,732,361**	2,960,225

補充資料：

項目	2005年 人民幣千元	2004年 人民幣千元
1. 出售、處置部門或被投資單位所得收益(損失)	—	—
2. 自然災害發生的損失	—	—
3. 會計政策變更增加(減少)利潤總額	—	—
4. 會計估計變更增加(減少)利潤總額	—	—
5. 債務重組收益(損失)	—	—
6. 其他	—	—

此會計報表已於2006年4月10日獲董事會批准。

劉玠
董事長

馬連勇
總會計師

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

合併利潤及利潤分配表

截至二零零五年十二月三十一日止年度
(按照中國會計準則及制度編製)

	註釋	2005年 人民幣千元	2004年 人民幣千元
主營業務收入	25	**26,488,115**	23,227,617
減：主營業務成本	26	**22,642,123**	19,814,375
主營業務稅金及附加	27	**90,660**	49,754
主營業務利潤		**3,755,332**	3,363,488
加：其他業務利潤	28	**103,786**	96,434
減：營業費用	29	**462,875**	423,192
管理費用		**348,542**	281,900
財務費用	30	**64,038**	120,840
營業利潤		**2,983,663**	2,633,990
加：投資（損失）/ 收益	31	**(955)**	233
營業外收入		**1,637**	222
減：營業外支出		**1,891**	1,702
利潤總額		**2,982,454**	2,632,743
減：所得稅	3(b)	**902,969**	856,406
淨利潤		**2,079,485**	1,776,337

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

負債及股東權益	*註釋*	**2005年** ***人民幣千元***	2004年 *人民幣千元*
流動負債			
應付票據	15	**194,392**	220,899
應付賬款	16	**231,413**	282,135
預收賬款	17	**932,255**	1,523,443
應付工資		**67,110**	61,938
應付福利費		**25,726**	19,418
應交稅金	3(d)	**(100,288)**	274,508
其他應付款	18	**188,382**	224,202
一年內到期的長期負債	19	**600,000**	1,066,703
流動負債合計		**2,138,990**	3,673,246
長期負債			
長期借款	20	**300,000**	900,000
負債合計		**2,438,990**	4,573,246
股東權益			
股本	21	**2,962,986**	2,962,942
資本公積	22	**3,089,796**	3,084,915
盈餘公積 (其中：法定公益金人民幣 772,057千元 (2004：人民幣562,930千元))	23	**1,544,114**	1,125,860
未分配利潤 (其中：於資產負債表日後 提議分配的現金股利人民幣 1,066,675千元 (2004：人民幣888,883千元))	24	**3,744,144**	2,960,225
股東權益合計		**11,341,040**	10,133,942
負債及股東權益總計		**13,780,030**	14,707,188

此會計報表已於2006年4月10日獲董事會批准。

劉玠	**馬連勇**
董事長	*總會計師*

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

資產負債表

於二零零五年十二月三十一日
(按照中國會計準則及制度編製)

資產	註釋	2005年 人民幣千元	2004年 人民幣千元
流動資產			
貨幣資金	4	**515,061**	2,705,059
應收票據	5	**594,774**	1,425,868
應收賬款	6	**649,462**	569,082
其他應收款	7	**289**	5,653
預付賬款	8	**166,047**	209,670
存貨	9	**2,439,971**	2,068,827
流動資產合計		**4,365,604**	6,984,159
長期股權投資	10	**212,012**	237,199
固定資產			
固定資產原價	11	**10,894,901**	10,601,802
減：累計折舊		**(4,826,597)**	(4,033,116)
固定資產淨值		**6,068,304**	6,568,686
在建工程	12	**2,836,255**	611,316
固定資產合計		**8,904,559**	7,180,002
無形資產及其他資產			
無形資產	13	**297,855**	305,828
無形資產及其他資產合計		**297,855**	305,828
資產總計		**13,780,030**	14,707,188

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

負債及股東權益	*註釋*	**2005年** ***人民幣千元***	2004年 *人民幣千元*
流動負債			
短期借款	14	**117,500**	100,000
應付票據	15	**194,392**	220,899
應付賬款	16	**243,687**	286,744
預收賬款	17	**962,875**	1,554,986
應付工資		**67,110**	61,938
應付福利費		**25,734**	19,418
預提費用		**6,592**	7,002
應交税金	3(d)	**(110,531)**	262,520
其他應付款	18	**208,659**	344,094
一年內到期的長期負債	19	**640,535**	1,107,237
流動負債合計		**2,356,553**	3,964,838
長期負債			
長期借款	20	**604,013**	1,244,548
負債合計		**2,960,566**	5,209,386
股東權益			
股本	21	**2,962,986**	2,962,942
資本公積	22	**3,089,796**	3,084,915
盈餘公積 (其中：法定公益金人民幣 772,057千元 (2004：人民幣562,930千元))	23	**1,544,114**	1,125,860
未分配利潤 (其中：於資產負債表日後 提議分配的現金股利人民幣 1,066,675千元 (2004：人民幣888,883千元))	24	**3,732,361**	2,960,225
股東權益合計		**11,329,257**	10,133,942
負債及股東權益總計		**14,289,823**	15,343,328

此會計報表已於2006年4月10日獲董事會批准。

劉玠	**馬連勇**
董事長	*總會計師*

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

合併資產負債表

於二零零五年十二月三十一日
(按照中國會計準則及制度編製)

資產	註釋	**2005年** **人民幣千元**	2004年 人民幣千元
流動資產			
貨幣資金	4	**562,339**	2,748,133
應收票據	5	**594,774**	1,425,868
應收賬款	6	**594,563**	641,013
其他應收款	7	**6,493**	11,056
預付賬款	8	**173,728**	217,437
存貨	9	**2,608,291**	2,221,412
待攤費用		**583**	492
流動資產合計		**4,540,771**	7,265,411
長期股權投資	10	**41,427**	41,303
固定資產			
固定資產原價	11	**11,438,201**	11,146,973
減：累計折舊		**(4,905,493)**	(4,067,194)
固定資產淨值		**6,532,708**	7,079,779
在建工程	12	**2,840,603**	611,746
固定資產合計		**9,373,311**	7,691,525
無形資產及其他資產			
無形資產	13	**333,885**	345,072
長期待攤費用		**429**	17
無形資產及其他資產合計		**334,314**	345,089
資產總計		**14,289,823**	15,343,328

刊載於第89頁至第135頁的會計報表註釋為本會計報表的組成部份。

KPMG

鞍鋼新軋鋼股份有限公司全體股東：

我們審計了後附的 貴公司2005年12月31日的合併資產負債表和資產負債表、2005年度的合併利潤及利潤分配表和利潤及利潤分配表以及合併現金流量表和現金流量表。這些會計報表的編製是貴公司管理當局的責任，我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支持會計報表金額和披露的證據，評價管理當局在編製會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

我們認為，上述會計報表符合中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允地反映了貴公司2005年12月31日的合併財務狀況和財務狀況、2005年度的合併經營成果和經營成果以及合併現金流量和現金流量。

畢馬威華振會計師事務所

中國註冊會計師

鄭俊芳

羅科

中國北京
東長安街1號
東方廣場東2座辦公樓8層
郵政編碼：100738

2006年4月10日

6. 期後事項(續)

本公司股本結構情況如下表：

	發行對價股份前			發行對價股份後	
	股份數量	所佔比例 (%)		股份數量	所佔比例 (%)
有限售條件的股份：			**有限售條件的股份：**		
1) 國有股(由鞍鋼集團公司持有)	1,130,503,576	38.15	1) 國有股(由鞍鋼集團公司持有)	4,100,503,576	69.11
2) 高管股份	36,250	—	2) 高管股份	36,250	—
小計	1,130,539,826	38.15	小計	4,100,539,826	69.11
無限售條件的股份：			**無限售條件的股份：**		
1) A股	942,445,871	31.81	1) A股	942,445,871	15.89
2) H股	890,000,000	30.04	2) H股	890,000,000	15.00
小計	1,832,445,871	61.85	小計	1,832,445,871	30.89
合計	2,962,985,697	100.00	合計	5,932,985,697	100.00

(2) 二零零六年三月二十日，本公司董事會三屆二十五次會議審議批准了以下事項：

(1) 聘任黃浩東先生、林大慶先生為公司副總經理；

(2) 解聘李忠武先生、付吉會先生、張立芬女士公司副總經理職務。

5. 控股股東的承諾事項(續)

(2) 本公司控股股東鞍鋼集團公司於二零零五年五月二十五日作出承諾,在本公司收購鞍鋼新鋼鐵公司100%股權完成後,根據《原材料和服務供應協議》,對本公司採購鞍鋼集團公司的鐵精礦在《原材料和服務供應協議》鐵精礦定價基準所確定的最高數額上給予相等於平均報價(定義見下文)10%的價格優惠,優惠的金額為前一半年度中國鐵精礦進口到岸的海關平均報價(「平均報價」)的10%。

6. 期後事項

(1) 二零零六年一月二十五日,中國證券監督管理委員會核准本公司向鞍鋼集團公司新增29.7億股流通A股(「對價股份」)作為支付收購鞍鋼集團公司所持有的鞍鋼新鋼鐵公司100%股權的部份對價。二零零六年二月二十三日,對價股份已在中國證券登記結算有限責任公司深圳分公司鞍鋼集團帳戶下完成登記託管。目前該收購事項已經完成。

5. 控股股東的承諾事項

(1) 股權分置改革期間，本公司控股股東鞍鋼集團公司除根據相關法律、法規和規章的規定，做出了法定最低承諾。除法定最低承諾外，鞍鋼集團公司還就本次股改方案做出了如下承諾：

1) 鞍鋼集團公司在本次股改方案實施後所持的股份自有關股份獲得深圳證券交易所上市流通權之日起，在36個月內不上市交易或者轉讓(流通A股股東行使權益對應的股份除外)。

2) 本公司新增流通A股收購鞍鋼集團公司持有的鞍鋼新鋼鐵公司100%股權，鞍鋼集團公司承諾因此而增持的股份自發行予鞍鋼集團公司起36個月不上市交易或轉讓。

3) 自收購鞍鋼新鋼鐵公司全數股權完成至2010年末，鞍鋼集團公司持有的本公司股份不低於60%。

4) 鞍鋼集團公司將賠償其他股東因其不履行或者不完全履行上述承諾而遭受的損失。

5) 鞍鋼集團公司將其持有的、用於執行國有股權分置改革方案對價安排所需的公司股份在中國證券登記結算有限責任公司深圳分公司辦理有關託管手續，以確保履行該等對價安排義務。

6) 鞍鋼集團公司將支付與本次股權分置改革相關的所有費用。

鞍鋼集團公司還做出了如下聲明：

「鞍鋼集團將忠實履行承諾，承擔相應的法律責任。除非受讓人同意並有能力承擔承諾責任，鞍鋼集團將不轉讓所持有的股份。」

報告期內，承諾人沒有違反相關承諾事項的情況。

4. 重大合同及其履行情況

(1) 本報告期內本集團沒有發生重大託管、承包、租賃事項。

(2) 重大擔保

本公司董事會於二零零二年十月二十二日通過決議，批准本公司於同日與蒂森克虜伯鋼鐵公司作為合資公司的共同發起人，共同與中國銀行簽署《股權質押協議》、《股權保留及從屬協議》、《完工支持協議》及《資金短缺支持協議》，根據這些協議，本公司與蒂森克虜伯鋼鐵公司共同為合資公司向中國銀行貸款人民幣10.8億元提供抵押擔保，本公司承擔的貸款抵押擔保總額為人民幣5.4億元。截至二零零五年十二月三十一日，本公司對外擔保總額為人民幣4.62億元，佔二零零五年末本集團淨資產(按中國會計準則及制度編製)的4.08%。

(3) 本集團不存在委託理財事項。

(4) 本報告期內本集團無其他重大合同。

3. 重大關連交易(續)

(2) 資產、股權轉讓發生的關連交易(續)

此次收購的最終對價(定義見下文)包括人民幣6,950,300,000元的現金付款及為收購而發行2,970,000,000份對價股份,其發行價格為每股人民幣4.29元。最終對價乃根據如下公式計算:

最終對價 = 初步對價 + 最終調整數額

「初步對價」乃中國國內估值師在估值報告所載的鞍鋼新鋼鐵公司於二零零五年六月三十日的資產淨值人民幣19,691,600,000元。

「最終調整數額」乃鞍鋼新鋼鐵公司於收購完成日經畢馬威華振會計師事務所審核的按中國會計準則及制度編製的資產淨值,減鞍鋼新鋼鐵公司於二零零五年六月三十日之資產淨值(未計因資產評估而產生之資產淨值變動)及須就因鞍鋼新鋼鐵公司於二零零五年七月一日開始至收購完成日止期間之資產評估對資產淨值增加(或減少)而導致之折舊、攤銷及其他因素予以進一步調整。

該初步對價乃經本公司與鞍鋼集團公司按公平基準磋商後確定。除本公司向鞍鋼集團公司發行2,970,000,000股對價股份作為部份對價付款外,本公司還需支付現金付款人民幣6,950,300,000元。對價股份將以每股對價股份認購價人民幣4.29元向鞍鋼集團公司發行,該認購價乃根據直至二零零五年十月十四日止(即有關國有股股權分置改革方案的A股暫停買賣前的最後營業日)(包括該日)前20個營業日流通A股在深圳證券交易所的平均收市價計算。人民幣6,950,300,000元的現金付款及最終調整金額(將以內部產生的現金流量及銀行貸款作為資金來源)於收購事項的完成日期後三年內,分三期向鞍鋼集團公司支付(「延付對價」)。延付對價的應付利息將按中國人民銀行公佈的現行利率計算,並連同延付對價的有關年度分期款項一併支付。

(3) 由關連方提供的擔保

截止二零零五年十二月三十一日,本公司銀行借款人民幣9億元由鞍鋼集團公司提供擔保。

3. 重大關連交易(續)

(1) 持續性關連交易(續)

本公司上述關連交易的結算方式全部為貨幣付款。

二零零五年度本公司向鞍鋼新鋼鐵公司提供的管坯毛利率為18.38%。

關連交易必要性、持續性的説明:

鋼鐵生產具有較強的連續性,本公司大部份原料依賴於鞍鋼集團公司及其子公司,同時有部份產品也要銷售給鞍鋼集團公司及其子公司。因此為保證本公司日常生產經營的穩定運行,上述持續性關連交易是必要的。

上述關連交易已經被董事會中與控股公司沒有關係之獨立董事委員會確認,上述關連交易 (1) 為本公司在日常業務過程中進行的交易;(2) 按正常商業條款進行; (3)遵照原材料和服務供應協議的條款;及 (4) 按香港聯交所給予的有條件豁免的訂約條文和條件。

本公司核數師已審閱該等交易;並向董事會出具函件,表示:(1) 該等交易已取得本公司董事會批准;(2) 他們並未發現任何跡象,致使他們相信這些關連交易與原材料與服務供應協議條款不符;及(3) 這些關連交易的實際金額並未超過有關的豁免上限。

(2) 資產、股權轉讓發生的關連交易

二零零五年十月二十日,本公司董事會三屆二十一次會議審議批准了本公司收購鞍鋼集團公司所持有鞍鋼新鋼鐵公司100%股權事宜,此收購事項屬於關連交易。基本情況見本年度報告「十一. 重大事項 2 本公司收購與出售資產情況」的描述。

此次收購的資產於二零零五年六月三十日評估基準日的賬面價值為人民幣1,460,670.84萬元,評估價值為人民幣1,969,156.65萬元。

3. 重大關連交易(續)

(1) 持續性關連交易(續)

2) 向關連方銷售產品和提供勞務

項目	定價原則	價格	金額（人民幣千元）	佔同類交易金額比例(%)
方坯		2,834元/噸	18,188	25.50
板坯		3,032元/噸	326,559	40.38
冷軋板		5,810元/噸	10,354	0.12
鍍鋅板	本公司與獨立第三方之間上一月的平均售價	6,001元/噸	78	0.00
厚板		3,805元/噸	54,566	1.08
綫材		3,257元/噸	25,087	0.91
大型材		3,346元/噸	7,970	0.32
廢鋼		1,491元/噸	767,030	88.49
管坯	生產成本另加不少於9%的邊際利潤	3,073元/噸	1,758,490	100
合計	—	—	2,968,322	—

項目	定價原則	金額（人民幣千元）	佔同類交易金額比例(%)
帶料加工	每噸冷軋硅鋼加工費622元人民幣 每卷冷軋硅鋼包裝費350元人民幣	90,503	100

3. 重大關連交易(續)

(1) 持續性關連交易(續)

1) 向關連方採購產品和接受勞務(續)

項目	定價原則	金額 (人民幣千元)	佔同類交易金額比例(%)
鐵路運輸	國家定價	50,179	100
道路運輸	市場價	33,574	69.64
產品出口代理	佣金1.5%	58,996	100
備件進口代理		2,913	100
產品測試和分析服務		17,598	33.57
設備檢修及維護		225,737	40.33
設計及工程服務	國家定價	120,260	4.73
職工住宅的供暖		611	5.84
電話/傳真/電視服務		2,346	74.92
合計		512,214	—
從鞍鋼集團財務有限責任公司收取的利息	不時中國人民銀行規定的利率	3,778	26.92
本公司在鞍鋼集團財務有限責任公司用於結算的最高存款額	—	990,178	—

3. 重大關連交易

(1) 持續性關連交易

本公司二零零五年度向鞍鋼集團公司及鞍鋼集團公司的子公司購買大部分生產所需原料及能源動力及服務，又向鞍鋼集團公司及其子公司銷售部份本公司產品，交易方式及價格均按雙方簽訂的原材料和服務供應協議執行。

1) 向關連方採購產品和接受勞務

項目	定價原則	價格	金額(人民幣千元)	佔同類交易金額比例(%)
方坯	不高於鞍鋼集團公司及其子公司與其獨立第三方客戶之間上一月的最低銷售價格，以及中國五家獨立供應商就大批量原材料向本公司所報價格的平均值	2,416元/噸	894,420	100
板坯		3,048元/噸	247,400	100
熱軋卷		3,609元/噸	10,414,143	100
鐵水		1,855元/噸	6,373,485	100
廢鋼		1,933元/噸	481,045	100
工業用水	成本價	0.86元/噸	11,463	98.93
循環水		0.39元/噸	7,777	100
軟水		2.96元/噸	2,728	100
混合煤氣		21.13元/吉焦	175,558	100
氮氣		0.06元/立方米	10,852	100
氧氣		0.4元/立方米	75,770	100
氫氣		1.15元/立方米	4,304	100
氬氣		1.55元/立方米	15,582	100
壓縮空氣		0.08元/立方米	16,658	100
蒸汽		31.35元/吉焦	38,060	95.08
白灰	不高於鞍鋼集團公司及其子公司成員公司上一月報予獨立第三方的平均售價	423元/噸	83,078	100
耐火材料		3915元/噸	24,395	10.51
其他輔料		–	52510	7.08
合計	–	–	18,929,228	–

1. 重大訴訟、仲裁事項

二零零五年度本公司無重大訴訟、仲裁事項。

2. 本公司收購及出售資產情況

交易對方及被收購資產	購買日	收購價格	自購買日起至本年末為上市公司貢獻的淨利潤	是否為關連交易(如是，說明定價原則)	所涉及的資產產權是否已全部過戶	所涉及的債權債務是否已全部轉移
向鞍鋼集團公司收購其所持有的鞍鋼新鋼鐵公司100%股權	二零零六年一月一日	收購價格 = 基準對價 + 對價調整數 其中基準對價為人民幣196.9億元，對價調整數 = 鞍鋼新鋼鐵公司於交割審計日的經審計的帳面淨資產值 − 鞍鋼新鋼鐵公司於評估基準日的經審計的帳面淨資產值 − 鞍鋼新鋼鐵公司自評估基準日至交割審計日期間資產評估增減值所引起的折舊、攤銷及其他差異。	0	是關連交易 定價原則：以經境內資產評估報告確定的(已經國資委備案)鞍鋼新鋼鐵公司的資產淨值為交易基準價再加上對價調整數來確定	是	是

上述事項已於二零零五年十二月二十八日通過本公司二零零五年第二次臨時股東大會、第二次內資股類別股東大會及第二次外資股類別股東大會批准，並於二零零六年一月二十五日經中國證監會核准。

此次收購通過購入鋼鐵生產的前部工序，本公司將實現鋼鐵主業的一體化，極大增強上市公司的競爭能力。

6. 核數師酬金

本公司二零零四年度股東大會批准繼續聘任畢馬威會計師事務所為本公司二零零五年度境外審計師和畢馬威華振會計師事務所為本公司二零零五年度境內審計師。本公司應支付聘任會計師事務所二零零五年度審計費為港幣350萬元，聘任會計師事務所為審計所實際發生的代墊費用由本公司支付。畢馬威會計師事務所及畢馬威華振會計師事務所已連續九年為本公司提供審計服務。

二零零五年，本公司為收購鞍鋼集團公司所持有的鞍鋼新鋼鐵公司100%股權，聘請畢馬威會計師事務所和畢馬威華振會計師事務所為本公司此次重大資產收購事項的境內外審計師，為本公司提供財務審計及相關服務。二零零五年度，本公司為此事項支付給畢馬威會計師事務所審計服務費港幣624.4萬元，支付給畢馬威華振會計師事務所審計服務費人民幣540萬元。

5. 董事長與總經理

本公司董事長與總經理職責分工界定明確，並且不是由同一人擔任。

董事長職責

i. 主持股東大會和召集、主持董事會會議；

ii. 監督董事會決議的實施情況；及

iii. 董事會授予的其他職權。

總經理職責

本公司總經理對董事會負責，行使下列職權：

i. 主持公司的生產經營管理工作，實施董事會決議；

ii. 實施公司年度經營計劃和投資方案；

iii. 擬訂公司內部管理機構設置方案；

iv. 擬訂公司的基本管理制度；

v. 制訂公司的基本規章；

vi. 提請聘任或者解聘公司副總經理和其他高級管理人員(包括財務負責人)；

vii. 聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；及

viii. 行使公司章程及董事會授予的其他職權。

4. 董事會及下設專門委員會(續)

(5) 審計委員會

審計委員會的組成及報告期內會議出席情況：

姓 名	委員會職務	會議出席率
劉永澤	召集人	100%
于萬源	成員	100%
姚維汀	成員	100%
李澤恩	成員	100%

審計委員會的主要職責：

i. 提議聘請或解聘外部審計機構；

ii. 監督本公司的內部審計程序及其實施；

iii. 負責內部審計與外部審計之間的溝通；

iv. 審核本公司財務信息及其披露；及

v. 審查本公司的內控制度。

二零零五年度，本公司審計委員會召開會議四次，主要對本公司季度、半年度、年度財務報告及本公司季度報告、半年度報告、年度報告中財務信息進行審核，審查本公司的內控制度，就聘請外部審計機構提出建議。

本公司審計委員會已聯同管理層審查本集團所採納之會計政策，並就核數、內部監控及財務報表等事宜(包括審閱截至二零零五年十二月三十一日止年度之經審計財務報表)進行磋商。

4. 董事會及下設專門委員會(續)

(4) 提名委員會

提名委員會的組成及報告期內會議出席情況：

姓　名	委員會職務	會議出席率
姚維汀	召集人	100%
劉　玠	成員	100%
楊　華	成員	100%
王林森	成員	100%
劉永澤	成員	100%

提名委員會的主要職責：

i. 審查本公司董事、高級管理人員的選擇標準和程序並提出建議；

ii. 廣泛搜尋合格的董事和高級管理人員的人選；及

iii. 對董事候選人和高級管理人員人選進行審查並提出相關建議。

二零零五年度，本公司提名委員會召開會議四次，根據所需人才的素質要求及相關法規、公司章程等的要求提名公司董事候選人及高級管理人員人選。

4. 董事會及下設專門委員會(續)

(3) 薪酬與考核委員會

薪酬與考核委員會的組成及報告期內會議出席情況：

姓　名	委員會職務	會議出席率
王林森	召集人	100%
楊　華	成員	100%
劉永澤	成員	100%
李澤恩	成員	100%

薪酬與考核委員會的主要職責：

i. 審查本公司董事、高級管理人員考核的標準，進行考核並提出建議；及

ii. 審查董事、高級管理人員的薪酬政策與條款。

二零零五年度，本公司薪酬與考核委員會召開會議一次，主要對本公司董事、高級管理人員二零零四年度業績進行考核，並審查董事、高級管理人員的二零零四年度薪酬，並提交董事會審議。

4. 董事會及下設專門委員會(續)

(2) 董事會的職責與運作

董事會對股東大會負責，行使下列職權：

i. 負責召集股東大會，並於股東大會向股東報告工作；

ii. 執行股東大會的決議；

iii. 決定公司的經營和投資方案；

iv. 編製公司的年度財務預算、決算方案；

v. 編製公司的利潤分配方案和彌補虧損方案；

vi. 編製公司增加或者減少註冊資本的方案以及發行公司債券的方案；

vii. 擬定公司合併、分立、解散的方案；

viii. 決定公司內部管理機構；

ix. 聘任或者解聘公司總經理，聘任或者解聘由總經理提名的副總經理和其他高級管理人員(包括財務負責人)，決定其報酬事項；

x. 編製公司的基本管理制度；及

xi. 編製公司章程建議修改方案。

前款決議事項，除第 vi、vii、xi 項必須由最少三分之二的董事表決同意外，其餘可以由半數以上的董事表決同意。

本公司董事負責監督編製每個財政期間的財務報表，使該份報表能真實兼公允反映公司在該段期間的業務狀況、業績及現金流量。

二零零五年度，董事會共召開董事會會議十次。

董事會及下設專門委員會(續)

(1) 董事會及下設專門委員會的組成(續)

董事會的組成及報告期內會議出席情況：

姓名	董事會職務	會議出席率
劉　玠	董事長	100%
唐復平	執行董事	100%
楊　華	執行董事	100%
姚　林	執行董事	100%
黃浩東	執行董事	100%
付　偉	執行董事	100%
付吉會	執行董事	100%
張立芬	執行董事	100%
于萬源	非執行董事	100%
王林森	獨立非執行董事	100%
姚維汀	獨立非執行董事	100%
劉永澤	獨立非執行董事	100%
李澤恩	獨立非執行董事	100%
王小彬	獨立非執行董事	100%

所有董事(包括非執行董事及獨立非執行董事)，任期為三年，可連選連任。

4. 董事會及下設專門委員會

(1) 董事會及下設專門委員會的組成

本公司董事會共十四人組成，其中董事長一人，執行董事七人，非執行董事一人，獨立非執行董事五人。獨立非執行董事人數佔董事會三分之一。

本公司董事會下設四個專門委員會，各專門委員會成員全部由董事組成，其中審計委員會、提名委員會、薪酬與考核委員會中獨立非執行董事佔多數並擔任召集人。

各專門委員會對董事會負責，各專門委員會的提案提交董事審查決定。

1. 企業管治常規

作為一家在香港和深圳兩地上市的公司，本公司一直致力於按照國際企業管治標準來提升企業管治水平。董事會及管理層明白其有責任制定良好的企業管治常規及程序，並嚴格執行，以保障股東的權益及長期為股東創造價值。

自香港聯交所頒發《企業管治常規守則》(簡稱「《守則》」)以來，本公司即按《守則》規定的原則來完善企業管治。在報告期內，本公司遵守了《守則》所列的所有守則條文，並遵循了大部份建議最佳常規。

2. 董事的證券交易

董事會已採納董事證券交易守則，以符合香港聯交所上市規則。董事會全體成員回應本公司的特別查詢時確認，彼等已符合上市規則附錄十所規定的準則。

3. 獨立非執行董事

在本報告期內，本公司董事會均遵守上市規則第3.10(1)條，規定公司需有最少三名獨立非執行董事，並遵守上市規則第3.10(2)條，規定其中一名獨立非執行董事擁有專業資格或有會計或相關財務管理專業。

本公司已按香港聯交所的規定，就獨立非執行董事的獨立性進行核實如下：本公司已收到各獨立非執行董事的確認書，確保彼等遵守上市規則第13.13條規定的獨立性。本公司認為所有獨立非執行董事均具有獨立性。

5. 資產抵押

鞍鋼新軋—蒂森克虜伯鍍鋅鋼板有限公司(以下簡稱「鞍蒂公司」)為取得銀行借款，將其應收賬款、土地使用權、在建工程、房屋建築和機器設備分別質押或抵押給中國銀行。本公司也將持有的鞍蒂公司50%的股權質押給中國銀行。

6. 資本承擔及或有負債

本集團截至二零零五年十二月三十一日，資本承擔為人民幣214.57億元，主要為收購鞍鋼新鋼鐵公司100%股權支出和工程支出。

本集團截至二零零五年十二月三十一日，無或有負債。

7. 外匯風險

除部份產品出口銷售外，本公司產品銷售、設備及原材料和備件等採購業務主要以人民幣進行交易，因此本公司並無交易方面的重大外匯風險。

8. 資本負債的比率

按《國際財務報告準則》編製，本集團股東應佔權益與負債比率於二零零五年十二月三十一日為3.78倍，於二零零四年十二月三十一日為2.05倍。

3. 本公司投資情況(續)

(3) 非募集資金的投資、進度情況

項目名稱	預算項目金額 (人民幣千元)	項目進度	項目收益情況
2130冷軋生產線	2,640,000	正在建設中	—
合計	2,640,000	—	—

4. 本集團流動資金、財政資源與資本結構情況(按《國際財務報告準則》編製)

截止二零零五年十二月三十一日，本集團長期借款(不含一年內到期部份)為人民幣6.04億元，借款利率為5.76% - 6.12%，借款期限為2 - 9年，借款將於2007年 - 2014年到期，主要用於技術改造。本集團一年內到期的銀行借款為人民幣7.58億元。本集團資信狀況良好，產品有較高的盈利能力，將來有足夠的現金用於償還到期債務。

截止二零零五年十二月三十一日，本集團的銀行存款和現金及現金等價物為人民幣5.62億元，較去年的人民幣27.48億元減少人民幣21.86億元，主要是由於工程支出、償還借款和分配股利影響。

本集團二零零五年末總資產減流動負債為人民幣118.55億元，二零零四年末為人民幣112.67億元。本集團二零零五年末股東權益為人民幣112.51億元，二零零四年末為人民幣100.22億元。

3. 本公司投資情況(續)

(2) 募集資金使用情況

本公司於二零零零年三月在境內發行了人民幣15億元可轉換公司債券，募集資金人民幣14.80億元。

單位：人民幣千元

募集資金總額	1,480,000
本年度已使用募集資金總額	0
已累計使用募集資金總額	1,480,000

承諾項目	擬投入資金	是否變更項目	本公司實際投入資金	實際(預計)產生收益	是否符合計劃進度和預計收益
冷軋改擴建工程	1,950,000	否	1,585,710	313,809	是
冷軋廠2、3號橫切機組改造工程	100,000	否	32,960	31,098	是
冷軋廠新建剪切配送中心工程	180,000	否	0	預計15.66%	否
合計	2,230,000	—	1,618,670	—	—

未達到計劃進度和預計收益的說明	冷軋廠新建剪切配送中心工程沒有按計劃進度建成的主要原因是項目操作方案有待於進一步分析。

1. 業務回顧(續)

(5) 本公司員工數量、專業資格、酬金政策及培訓計劃(續)

本公司對高級管理人員實行崗薪和風險年薪的分配方式，對科研崗位實行崗薪和新產品開發利潤提成獎的分配方式，對銷售崗位實行與銷售利潤掛鉤的分配方式，對其他崗位實行崗薪工資的分配方式。

2. 稅率、匯率及利率變化影響

自二零零五年七月二十一日起，中國開始實行以市場供求為基礎，參考一籃子貨幣進行調節，有管理的浮動匯率制度。本公司有部份產品出口的同時也有部份設備與備件進口，而且本公司在進行進出口業務簽約時已進行匯率風險控制，因此匯率變化對本公司無重大影響。

二零零五年度與二零零四年度相比公司並無稅率和利率方面的重大變化影響。

3. 本公司投資情況

(1) 對外投資情況

二零零五年度，本公司對外投資為人民幣2,479千元，比上年度對外投資人民幣46,664千元，減少94.69%。

本公司董事會於二零零五年十二月一日召開三屆二十三次會議，批准本公司受讓武漢中人瑞眾汽車零部件產業有限公司持有的蒂森克虜伯鞍鋼新軋(長春)激光拼焊板有限公司6%的股份，折合人民幣2,479千元。

1. 業務回顧(續)

(4) 本集團經營活動、投資活動和籌資活動產生現金流量的構成情況(按中國會計準則及制度編製)

金額單位：人民幣千元

項目	**二零零五年度**	二零零四年度	變動的主要原因
經營活動產生的現金流量淨額	**2,553,120**	1,594,803	經營活動產生的現金流量淨額增加的主要原因是經營產生淨利潤增加、經營性應收項目減少和存貨增加額減少影響。
投資活動產生的現金流量淨額	**(2,655,508)**	(836,358)	投資活動產生的現金流量支出增加原因是購建固定資產和在建工程支出增加影響。
籌資活動產生的現金流量淨額	**(2,096,443)**	(593,128)	籌資活動產生的現金流量支出增加主要原因是償還借款比上年增加和股利支付比上年增加影響。

(5) 本公司員工數量、專業資格、酬金政策及培訓計劃

截至二零零五年十二月三十一日，本公司擁有員工數量6,092人，其中，生產人員3,855人，銷售人員37人，技術人員450人，財務人員54人，行政管理人員454人。本公司員工中，本科以上學歷1,002人，佔員工人數的16.4%，專科1,117人，佔員工人數的18.3%，中專252人，佔員工人數的4.1%。

二零零五年，本公司根據各級員工的不同需求，有針對性地開展了內容豐富的培訓工作。全年共組織各類培訓20,214人次，其中領導幹部崗位培訓665人次，管理技術崗位培訓2,162人次，生產服務崗位培訓17,387人次。通過培訓，提高了員工隊伍整體素質，為本公司生產經營目標的實現提供了有力的人力資源保證。

1. 業務回顧(續)

(3) 本集團資產、費用等財務數據變動情況(按中國會計準則及制度編製)(續)

金額單位：人民幣千元

利潤表科目	**二零零五年**	二零零四年	本年比上年增減%
營業費用	**462,875**	423,192	9.38
管理費用	**348,542**	281,900	23.64
財務費用	**64,038**	120,840	(47.01)
所得稅	**902,969**	856,406	5.44

註：

1) 營業費用增加一是由於銷量增加相應發生銷售費用增加；二是出口銷量增加相應出口經營費等支出增加影響。

2) 管理費用增加主要是由於本公司收購鞍鋼新鋼鐵公司100%股權發生費用增加影響。

3) 財務費用減少是由於償還借款，借款額減少相應利息支出減少影響。

4) 所得稅增加是由於利潤總額增加，相應應納所得稅增加影響。

1. 業務回顧(續)

(3) 本集團資產、費用等財務數據變動情況(按中國會計準則及制度編製)

金額單位:人民幣千元

	二零零五年十二月三十一日		二零零四年十二月三十一日		本年末比上年末佔總資產的
資產負債表科目	**金額**	**佔總資產的比重%**	金額	佔總資產的比重%	比重增減%
貨幣資金	**562,339**	**3.94**	2,748,133	17.91	(13.97)
應收款項及預付賬款	**1,369,558**	**9.58**	2,295,374	14.96	(5.38)
固定資產原價	**11,438,201**	**80.04**	11,146,973	72.65	7.39
累計折舊	**4,905,493**	**34.33**	4,067,194	26.51	7.82
在建工程	**2,840,603**	**19.88**	611,746	3.99	15.89
未分配利潤	**3,732,361**	**26.12**	2,960,225	19.29	6.83

註:

1) 貨幣資金佔總資產比重減少主要原因是償還借款、工程支出及分配股利影響。

2) 應收款項及預付賬款減少主要原因是應收票據減少影響,應收票據減少是由於償還借款、工程支出和股利分配影響資金存量減少,貼現應收票據2億元、背書轉讓支出影響應收票據餘額減少5.89億元。

3) 固定資產原價增加是由於部份技術革新改造工程本期完工轉固影響。

4) 累計折舊增加是由於本期計提折舊影響。

5) 在建工程增加是由於本期2130冷軋工程及其他工程支出增加影響。

6) 未分配利潤增加是由於本期產生經營淨利潤影響。

1. 業務回顧(續)

(2) 本集團財務狀況及經營情況分析(續)

按《國際財務報告準則》編製

單位：人民幣千元

指標名稱	二零零五年	二零零四年	變動(%)	變動原因
總資產	**14,223,931**	14,899,934	(4.54)	A
非流動負債	**604,013**	1,244,548	(51.47)	B
本公司股東應佔權益	**11,250,702**	10,022,276	12.26	C
營業額	**26,488,115**	23,227,617	14.04	D
毛利	**3,724,184**	3,372,351	10.43	D
本公司股東應佔年度利潤	**2,117,397**	1,797,587	17.79	E
銀行存款、現金及現金等價物淨(減少)/增加額	**(2,185,794)**	141,157	(1,648.48)	F

註：

A. 總資產減少是由於償還銀行借款和分配股利影響；

B. 非流動負債減少是由於將一年內到期的銀行貸款轉入流動負債影響；

C. 本公司股東應佔權益增加是由於經營產生利潤的影響；

D. 營業額和毛利增加是由於銷量增加，擴大高附加值產品銷售比例和產品價格上升影響；

E. 本公司股東應佔年度利潤增加主要是由於毛利增加影響；及

F. 銀行存款、現金及現金等價物淨增加額減少是由於償還借款、工程支出和分配股利影響。

1. 業務回顧

二零零五年，中國鋼鐵市場競爭激烈，國內各鋼鐵企業面臨著國內產能過剩，能源供應緊張，原材料價格上漲，鋼材產品價格下滑等多重壓力。

面對諸多不利因素，本公司積極開拓市場，結合市場需求加大產品科研開發力度，努力降低生產成本，克服不利影響，使本公司在生產經營、改革改造等各項工作均取得歷史最好成績。同時本公司大力推進資產重組，為公司未來發展奠定了堅實的基礎。

(1) 經營業績

按《國際財務報告準則》，本集團截至二零零五年十二月三十一日止年度實現股東應佔利潤為人民幣2,117,397千元，比上年增長17.79%，每股基本盈利為人民幣0.715元。

按中國會計準則及制度，本集團截至二零零五年十二月三十一日止年度實現淨利潤為人民幣2,079,485千元，比上年增長17.07%，每股加權平均盈利為人民幣0.702元。

(2) 本集團財務狀況及經營情況分析

按中國會計準則及制度編製

單位：人民幣千元

指標名稱	**二零零五年**	二零零四年	變動(%)
總資產	**14,289,823**	15,343,328	(6.87)
長期負債	**604,013**	1,244,548	(51.47)
股東權益	**11,329,257**	10,133,942	11.80
主營業務收入	**26,488,115**	23,227,617	14.04
主營業務利潤	**3,755,332**	3,363,488	11.65
淨利潤	**2,079,485**	1,776,337	17.07
現金及現金等價物淨(減少)/增加額	**(2,185,794)**	141,157	(1,648.48)

(二) 規範本公司股份制工作，加強內部監督。對本公司運作是否符合《公司法》等有關法律法規及本公司章程情況進行了監督，對本公司與鞍鋼集團公司的關連交易進行監督，審查有關資料，確保交易的公正性。

本公司監事會對下列事項發表獨立意見：

1. 本年度本公司依法運作，無違規行為，有完善的內部控制制度，決策程序合法。

2. 本公司董事、經理執行職務時無違反法律、法規、本公司章程或損害本公司利益的行為。

3. 本公司財務報告真實反映了本公司的財務狀況和經營成果。

4. 本公司募集資金實際投入項目和承諾投入項目一致。

5. 本公司收購資產交易價格合理，無內幕交易，未損害部份股東的權益或造成本公司資產流失。

6. 本公司本年度在生產經營中，持續性關連交易及其他關連交易皆是公平的，無內幕交易，未損害本公司利益。

代表監事委員會
齊驄
監事會主席

二零零六年四月十日

本年度本公司監事會依照《公司法》與本公司章程，認真履行職責，維護股東和本公司的合法權益。

(一) 出席股東大會3次，列席本公司董事會3次，召開監事會議3次。在充分了解本公司生產經營重大決策及實施過程情況的基礎上，獨立提出意見和建議。

1. 本公司監事會於二零零五年三月十六日召開三屆六次會議，會議審議並通過了以下事項：

   (1) 批准本公司《二零零四年度報告》；

   (2) 批准本公司《二零零四年度監事會報告》；

   (3) 批准本公司《二零零四年度監事酬金議案》。

2. 本公司監事會於二零零五年八月十二日召開三屆七次會議，會議審議並通過了以下事項：

   (1) 批准本公司《二零零五年半年度報告》及其摘要；

   (2) 批准本公司二零零五年半年度分配議案。

3. 本公司監事會於二零零五年十月二十日召開三屆八次會議，會議審議並通過了《關於公司新增股份收購資產的議案》。

董事會工作報告(續)

報告期內董事會的會議情況(續)

(7) 本公司董事會於二零零五年八月十二日召開三屆二十次會議，會議決議公告刊登在二零零五年八月十五日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

(8) 本公司董事會於二零零五年十月二十日召開三屆二十一次會議，會議決議公告刊登在二零零五年十月二十一日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

(9) 本公司董事會於二零零五年十月二十六日召開三屆二十二次會議，會議審議批准了公司二零零五年第三季度報告。

(10) 本公司董事會於二零零五年十二月一日召開三屆二十三次會議，會議審議批准了以下事項：

i 關於同意武漢中人瑞眾汽車零部件產業有限公司將其持有的蒂森克虜伯鞍鋼新軋(長春)激光拼焊板有限公司20%的股份分別轉讓給蒂森克虜伯激光拼焊板有限公司和本公司，並批准本公司受讓其持有的蒂森克虜伯鞍鋼新軋(長春)激光拼焊板有限公司6%的股份的議案。

ii 關於批准本公司向蒂森克虜伯鞍鋼新軋(長春)激光拼焊板有限公司增資的議案。

承董事會命
劉玠
董事長

二零零六年四月十日

董事會工作報告

報告期內董事會的會議情況

(1) 本公司董事會於二零零五年一月十一日召開三屆十四次會議，會議審議批准了關於本公司對合共人民幣365.55萬元的若干資產進行報廢處理議案。

(2) 本公司董事會於二零零五年三月十六日召開三屆十五次會議，會議決議公告刊登在二零零五年三月十七日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

(3) 本公司董事會於二零零五年四月十八日召開三屆十六次會議，會議審議批准了本公司二零零五年第一季度報告。

(4) 本公司董事會於二零零五年五月九日召開三屆十七次會議，會議審議批准了關於同意鞍鋼新鋼鐵公司責任公司對二零零四年九月一日至交割日之前一個月的最後一日止期間該公司所產生的利潤進行分配的議案。(交割日為本公司與鞍鋼集團公司簽署的《關於鞍鋼集團新鋼鐵有限責任公司100%股權的收購協議(2005)》中定義的交割日)

(5) 本公司董事會於二零零五年五月二十五日召開三屆十八次會議，會議決議公告刊登在二零零五年五月二十六日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

(6) 本公司董事會於二零零五年五月三十日召開三屆十九次會議，會議決議公告刊登在二零零五年五月三十一日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

持續性關連交易

年內本公司持續性關連交易詳情已載於本年報第65頁至第68頁。

五年概要

本集團五個年度的業績和資產負債表的概要已載於本年報第204頁。

第十三章披露

董事確認於二零零五年並無發生任何事項而須根據上市規則第13.13至13.19條遵守有關披露規定。本公司控股股東之股份未有因借貸、擔保或其他支持本公司履行義務之事項而抵押，本公司亦未簽署任何造成控股股東發行任何具體義務之借款協議。

足夠公眾持股量

根據本公司從公開途徑所得之資料及據董事於本年報刊發前最後可行日期所知，本公司於年內一直維持上市規則所規定之足夠公眾持股量。

審計師

二零零五年度內，畢馬威會計師事務所(香港執業會計師)及畢馬威華振會計師事務所(中國註冊會計師)分別獲聘為本公司的境外、境內審計師。本公司擬於二零零六年六月二十日召開的二零零五年度股東大會上，建議續聘畢馬威會計師事務所和畢馬威華振會計師事務所分別擔任本公司二零零六年度的境外及境內審計師。

固定資產

年內固定資產之變動情況已載於本年報按《國際財務報告準則》編製之財務報表之註釋13。

可轉換債券

有關可轉換債券之詳情已載於本年報按《國際財務報告準則》編製之財務報表之註釋23。

經營業績

本集團截至二零零五年十二月三十一日止年度的業績及當日的財務狀況已載於本年報按《國際財務報告準則》編製之財務報表。

股本

年內股本之變動情況已載於本年報按《國際財務報告準則》編製之財務報表之註釋25。本年度之股本增加全為可轉換債券之轉增。

儲備

儲備變動情況已載於本年報按《國際財務報告準則》編製之財務報表之註釋26至28。

職工退休金計劃

有關本集團職工退休金計劃之詳情已載於本年報按《國際財務報告準則》編製之財務報表之註釋33。

主要供應商及客戶

本集團向前五名供應商合計的採購金額為人民幣193.46億元，佔本年度採購總額的比例為87.98%，其中最大供應商佔本集團本年度採購金額的85.36%。向前五名客戶合計的銷售額為人民幣125.72億元，佔本年度本集團銷售總額的比例為47.46%，最大客戶佔本集團本年度銷售額的24.10%。

鞍鋼新鋼鐵公司是本公司控股公司鞍鋼集團公司的全資子公司，並為本集團的最大材料供應商。在二零零五年度，除予本年度報告所披露者外，概無任何董事或監事，其聯繫人士或任何股東(據董事會所知持有5%或以上本公司之股份)在本集團上述供應商或客戶中佔有權益。

董事及監事服務合約

本公司之董事及監事分別與本公司訂立服務合約，合約有效期至二零零六年六月二十日止。董事及監事概無與本公司訂立本公司於一年內終止而須作出賠償(法定賠償除外)的任何服務合約。

購買、出售及贖回上市股份

二零零五年度，本公司就二零零零年三月發行的可轉換債券轉股43,451股 A 股，除此等轉換而發行的 A 股外，本公司或其任何附屬公司二零零五年度並無購買、出售或贖回其任何證券。

優先購買權

根據本公司之章程或中國法律，並無規定本公司需對現有的股東按其持股比例給予優先購買新股之權利。

董事及監事之合約權益

二零零五年度內概無任何董事及監事於本公司、控股公司或控股公司的附屬公司所訂立的合約之中擁有任何重大權益。

報告期內本公司董事、監事、高級管理人員離任、聘任或解聘情況

二零零五年五月九日，本公司二零零四年度股東大會審議通過了選舉王小彬女士為本公司獨立非執行董事。

二零零五年五月三十日，本公司三屆董事會第十九次會議審議通過了選舉唐复平先生為本公司總經理，並批准姚林先生辭去本公司總經理職務。

二零零五年八月十二日，本公司三屆董事會第二十次會議批准蔡登樓先生、李忠武先生辭去本公司董事職務。

二零零五年十二月二十八日，本公司二零零五年第二次臨時股東大會審議通過了選舉唐复平先生、黃浩東先生為本公司董事。

主要控股公司及參股公司的經營情況及業績

鞍鋼新軋－蒂森克虜伯鍍鋅鋼板有限公司(「鞍蒂公司」)是由本公司與德國蒂森克虜伯鋼鐵公司共同投資建設，並於二零零三年十二月建成投產的鍍鋅鋼板生產企業，投資雙方各佔50%股份。該公司註冊資本為60,000千美元，主要產品是鍍鋅板。截至二零零五年十二月三十一日，該公司總資產為人民幣1,656,079千元，股東權益為人民幣301,169千元，二零零五年度實現主營業務收入人民幣1,951,897千元，淨利潤人民幣-57,442千元(按中國會計準則及制度編製)。

鞍鋼新軋－新船重工大連鋼材加工配送有限公司是本公司與大連新船重工有限責任公司於二零零四年十一月共同投資建設，投資雙方各佔50%股份。該公司一期註冊資本為人民幣40,000千元，主營業務是鋼材加工、結構件製作及配送、銷售。目前公司正處於建設期。

董事、監事及高級管理人員年度薪金情況

本公司董事、監事及高級管理人員報酬分別由董事會薪酬與考核委員會及監事會提出方案，經董事會及監事會討論通過後，提交股東大會批准決定，報酬確定依據是根據企業經營狀況及國內同類企業報酬情況。

姓名	報告期內從本公司領取的報酬總額[2] (人民幣元)	是否在股東單位或其他關聯單位領取
劉　玠	0	是
唐复平	218,750	出任本公司總經理前是
楊　華	0	是
蔡登樓	0	是
姚　林	253,354	辭去本公司總經理，出任鞍鋼集團公司副總經理後是
黃浩東	0	是
付　偉	264,715	否
付吉會	255,435	否
張立芬	288,887	否
李忠武	243,711	否
于萬源	0	是
王林森	63,235	否
姚維汀	63,235	否
劉永澤	63,235	否
李澤恩	65,713[1]	否
王小彬	43,613[1]	否
齊　驄	0	是
周　法	255,941	否
邢貴彬	134,203	否
馬連勇	254,335	否
合計	2,468,362	—

註：[1] 假設港幣1元 = 人民幣1.0337元計算，支付時以港幣支付。

[2] 以上報酬總額不包含本公司承擔的養老保險及本公司承擔的福利金。

董事、監事及高級管理人員在本公司股份、相關股份及債權証的權益和淡倉

除上述者外，於二零零五年十二月三十一日，本公司董事、監事及高級管理人員概無於本公司或其任何相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債權証中擁有權益或淡倉而需列入按香港《證券及期貨條件》第352條存置之登記冊內，或按香港聯交所上市規則附錄10所載的《上市公司董事進行證券交易的標準守則》的規定須通知本公司和香港聯交所之權益或淡倉。

現任董事、監事及高級管理人員在股東單位任職情況

本公司董事長劉玠先生自一九九四年十二月至今任本公司控股股東鞍鋼集團公司的總經理。

本公司副董事長楊華先生自二零零一年十二月至今任鞍鋼集團公司黨委常委。

本公司執行董事姚林先生自二零零五年五月至今任鞍鋼集團公司副總經理。

本公司非執行董事于萬源先生自二零零一年十二月至今任鞍鋼集團公司副總經理。

本公司監事會主席齊驄先生自一九九八年十一月至今任鞍鋼集團公司紀委書記。

董事、監事及高級管理人員持股（續）

姓名	於2005年1月1日持本公司股份認購權證（份）	於2005年12月31日持本公司股份認購權證（份）	變動原因
劉 玠	0	750	獲股改對價
姚 林	0	750	獲股改對價
付 偉	0	1,350	獲股改對價
付吉會	0	750	獲股改對價
周 法	0	750	獲股改對價
合 計	0	4,350	—

註： 以上人士所持均為本公司流通 A 股及 A 股認購權證，並均為其個人以實益擁有人的身份持有。

董事、監事及高級管理人員持股(續)

姓名	職務	性別	任期	於2005年1月1日持股數量(股)	於2005年12月31日持股數量(股)	變動原因
付　偉	董事	男	2003.05 - 2006.06	9,000	11,250	獲股改對價
	副總經理		2000.08 - 至今			
付吉會	董事、董事會秘書	男	2003.05 - 2006.06	5,000	6,250	獲股改對價
	副總經理		1997.05 - 2006.03			
張立芬	董事	女	2003.05 - 2006.06	0	0	
	副總經理		2000.08 - 2006.03			
李忠武	董事	男	2003.05 - 2005.08	0	0	
	副總經理		2000.08 - 2006.03			
于萬源	非執行董事	男	2003.05 - 2006.06	0	0	
王林森	獨立非執行董事	男	2003.05 - 2006.06	0	0	
姚維汀	獨立非執行董事	男	2003.05 - 2006.06	0	0	
劉永澤	獨立非執行董事	男	2003.05 - 2006.06	0	0	
李澤恩	獨立非執行董事	男	2003.05 - 2006.06	0	0	
王小彬	獨立非執行董事	女	2005.05 - 2006.06	0	0	
齊　驄	監事會主席	男	2003.05 - 2006.06	0	0	
周　法	監事	男	2003.05 - 2006.06	5,000	6,250	獲股改對價
邢貴彬	監事	男	2003.05 - 2006.06	0	0	
馬連勇	總會計師	男	2002.03 - 至今	0	0	
合 計	—	—	—	29,000	36,250	—

報告期內利潤分配

二零零五年五月九日，本公司召開二零零四年度股東大會，審議通過了二零零四年度利潤分配方案。決定二零零四年度利潤分配方案為每10股派發現金紅利人民幣3元。二零零五年五月二十日，本公司向 H 股股東派發了現金紅利，適用的匯率為股東大會召開前一個公曆星期，中國銀行公佈的人民幣兑港幣基準匯率的平均價，即每100元港幣兑106.1609元人民幣，向 H 股股東實際派發的現金紅利為每股派發0.28259元港幣。二零零五年五月十八日，本公司向境內流通A股股東和國有法人股東派發了現金紅利，至登記日(二零零五年五月十七日)，本公司流通A股股數753,985,697股，國有法人股1,319,000,000股，每10股派發現金紅利人民幣3元。

董事、監事及高級管理人員持股

截止二零零五年十二月三十一日，本公司董事、監事及高級管理人員在本公司已發行股本中擁有實際權益如下：

姓名	職務	性別	任期	於2005年1月1日持股數量(股)	於2005年12月31日持股數量(股)	變動原因
劉玠	董事長	男	2003.05 - 2006.06	5,000	6,250	獲股改對價
唐复平	董事	男	2005.12 - 2006.06	0	0	
	總經理		2005.05 - 至今			
楊華	副董事長	男	2003.05 - 2006.06	0	0	
蔡登樓	副董事長	男	2003.05 - 2005.08	0	0	
姚林	董事	男	2003.05 - 2006.06	5,000	6,250	獲股改對價
黃浩東	董事	男	2005.12 - 2006.06	0	0	

主要業務(續)

本集團主營業務按銷往地區分佈的構成情況(按中國會計準則及制度編製)

單位:人民幣千元

	二零零五年主營業務收入	二零零五年主營業務利潤	二零零四年主營業務收入	二零零四年主營業務利潤	主營業務收入比上年增/(減)%	主營業務利潤比上年增/(減)%
東北地區	12,216,289	1,903,718	10,807,484	1,493,924	13.04	27.43
華北地區	1,992,783	241,541	1,579,175	224,276	26.19	7.70
華東地區	4,244,604	431,478	3,549,083	392,813	19.60	9.84
華南地區	1,846,822	142,054	1,699,174	134,107	8.69	5.93
中南地區	380,918	63,340	609,090	83,055	(37.46)	(23.74)
西北地區	147,407	19,177	225,111	28,505	(34.52)	(32.72)
西南地區	171,940	41,388	154,335	32,654	11.41	26.75
出口	5,487,352	912,636	4,604,165	974,154	19.18	(6.32)
合計	26,488,115	3,755,332	23,227,617	3,363,488	14.04	11.65

報告期內主營業務或其結構、主營業務盈利能力較前一報告期未發生較大變化。

本年度利潤分配預案

董事會提議,二零零五年度進行股利分配,以二零零五年十二月三十一日總股本2,962,985,697股為基數,每股派發現金紅利人民幣0.36元(含稅),本公司於二零零六年向鞍鋼集團公司新增的29.7億股不參加本次利潤分配。此末期股利議案尚須提交本公司二零零五年度股東大會審議。該項末期股利待股東上述年度股東大會批准後,將派發給本公司股東名冊截止日期(即二零零六年五月十九日)收市時名列本公司股東名冊的本公司 H 股持有人。

主要業務(續)

二零零五年度本集團主營業務收入、主營業務利潤按行業、產品分類的構成情況(按中國會計準則及制度編製)(續)

註:

1) 冷軋板主營業務收入、主營業務利潤及主營業務利潤率增加是由於擴大高附加值產品銷售比例及產品價格上升影響。

2) 鍍鋅板及彩塗板主營業務收入增加是由於銷量增加影響,鍍鋅板及彩塗板銷量比上年增加47.51%。鍍鋅板及彩塗板主營業務成本增加是由於銷量增加和原料價格上升影響。鍍鋅板及彩塗板主營業務利潤和主營業務利潤率減少是由於成本增加幅度大於收入增長幅度影響。

3) 厚板主營業務收入和主營業務利潤增加是由於擴大高附加值產品銷售比例及產品價格上升影響;主營業務成本增加是由於原料價格上升和品種結構變化影響;主營業務利潤率減少是由於成本增加幅度大於收入增長幅度影響。

4) 綫材主營業務成本增加是由於銷量增加和原料價格上升影響;主營業務利潤和主營業務利潤率減少是由於產品銷售價格下降、原料價格上升影響。

5) 大型材主營業務收入和主營業務利潤增加是由於銷量增加、擴大高附加值產品銷售比例和產品價格上升影響;主營業務成本增加是由於銷量增加和原料價格上升影響;主營業務利潤率增加是由於收入增長幅度大於成本增長幅度影響。

6) 鋼坯及關聯交易的主營業務收入、主營業務利潤和主營業務利潤率增加是由於品種結構影響和產品價格上升引起;主營業務成本下降是由於銷量減少影響。

主要業務(續)

二零零五年度本集團主營業務收入、主營業務利潤按行業、產品分類的構成情況(按中國會計準則及制度編製)(續)

主營業務分產品情況

	主營業務收入	主營業務成本	主營業務稅金及附加	主營業務利潤	主營業務利潤率%	主營業務收入比上年增/(減)%	主營業務成本比上年增/(減)%	主營業務利潤比上年增/(減)%	主營業務利潤率比上年增/(減)(個百分點)
冷軋板	8,705,672	7,864,904	24,928	815,840	9.37	7.17	4.12	46.59	2.52
鍍鋅板及彩塗板	4,278,473	4,051,140	23,178	204,155	4.77	47.66	53.77	(18.83)	(3.91)
厚板	5,282,019	3,670,983	18,998	1,592,038	30.14	10.09	12.28	4.67	(1.56)
綫材	2,799,155	2,411,148	16,928	371,079	13.26	0.76	9.65	(34.33)	(7.08)
大型材	4,598,695	3,963,941	5,891	628,863	13.67	18.23	14.97	43.26	2.38
鋼坯	824,101	680,007	737	143,357	17.40	11.20	(4.24)	370.87	13.29
其中:關連交易	2,968,322	2,471,815	10,234	486,273	16.38	5.99	(2.79)	93.24	7.39

關連交易的定價原則	不低於本公司與獨立第三方之間上一月的銷售價格平均值。

董事會謹呈截至二零零五年十二月三十一日止年度報告及經審核財務報告。

主要業務

本公司是國內大型鋼材生產企業，主要業務為生產及銷售鋼坯、綫材、厚板、冷軋薄板、鍍鋅板、彩塗板、大型材等產品。本公司冷軋板國內市場佔有率10.83%，鍍鋅板國內市場佔有率5.33%，彩塗板國內市場佔有率2.03%，厚板國內市場佔有率4.14%，綫材國內市場佔有率1.52%，大型材(含 H 型鋼)國內市場佔有率0.58%。

二零零五年度本集團主營業務收入、主營業務利潤按行業、產品分類的構成情況(按中國會計準則及制度編製)

單位：人民幣千元

主營業務分行業情況

	主營業務收入	主營業務成本	主營業務稅金及附加	主營業務利潤	主營業務利潤率%	主營業務收入比上年增/(減)%	主營業務成本比上年增/(減)%	主營業務利潤比上年增/(減)%	主營業務利潤率比上年增/(減)(個百分點)
鋼壓延加工業	26,488,115	22,642,123	90,660	3,755,332	14.18	14.04	14.27	11.65	(0.30)
其中：關連交易	2,968,322	2,471,815	10,234	486,273	16.38	5.99	(2.79)	93.24	7.39

3. 其他高級管理人員情況

李忠武先生，43歲，本公司副總經理，高級工程師。李先生於一九八七年畢業於鞍山鋼鐵學院煉鋼專業，獲學士學位。同年加入鞍鋼集團公司，曾任鞍鋼集團公司煉鋼廠副廠長、廠長、鞍鋼國貿公司副總經理兼鋼鐵營銷部部長、本公司董事。

馬連勇先生，44歲，本公司總會計師，高級會計師。馬先生於一九八四年加入鞍鋼集團公司，曾任鞍鋼建設公司綜合建築安裝總公司總會計師、鞍山銀座集團股份有限公司總會計師、鞍鋼集團公司財務部資金處副處長、鞍鋼新鋼鐵公司財務部副部長等職務。馬先生分別獲得北京航空航天大學工業外貿與工業會計專業碩士學位和東北大學管理工程專業碩士學位。

1. 董事會成員情況(續)

獨立非執行董事(續)

李澤恩先生，39歲，本公司獨立非執行董事，香港執業律師。李先生於一九九四年畢業於香港城市大學，獲法學二級榮譽甲等學位。曾任高特兄弟律師事務所律師、新加坡發展亞洲融資有限公司副總裁、顧愷仁律師事務所聯營所普衡律師事務所合夥人，現為翰宇國際律師事務所合夥人。

王小彬女士，38歲，本公司獨立非執行董事，澳洲特許會計師公會、澳洲執業會計師公會和澳洲證券協會的會員。曾在澳洲普華會計師事務所的審核和商務諮詢部工作，後在荷蘭商業銀行投資銀行部任董事，現任華潤電力控股有限公司財務總監及執行董事。

2. 監事會成員情況

齊　聰先生，60歲，本公司監事會主席及鞍鋼集團公司紀委書記，高級工程師。齊先生於一九七零年加入鞍鋼集團公司，曾任鞍鋼集團公司氧氣廠副廠長、燃氣廠廠長，鞍鋼集團公司企管司法部部長，鞍鋼集團公司企管部部長。齊先生畢業於清華大學，取得大學本科學歷。

周　法先生，60歲，本公司監事。周先生畢業於解放軍國際關係學院，專攻外交關係學。周先生於一九七一年加入鞍鋼集團公司。周先生曾任瀋陽軍區遼寧省軍區參謀、鞍鋼人民武裝部科長、鞍鋼組織人事部副處長、鞍鋼厚板廠黨委副書記、本公司工會主席。

邢貴彬先生，46歲，本公司監事。邢先生於一九八二年加入鞍鋼第一煉鋼廠，現為該廠連鑄作業區黨總支書記。一九九一年獲授鞍鋼集團公司勞動模範稱號，一九九三年被鞍山市授予特等勞動模範稱號，一九九四年被冶金部授予全國冶金戰線勞動模範稱號，一九九三年被國務院授予全國勞動模範稱號，一九九三年被共青團中央授予全國十大傑出青年崗位能手稱號，一九九三年被遼寧省委授予遼寧省優秀共產黨員稱號。

1. 董事會成員情況(續)

非執行董事

于萬源先生，45歲，本公司董事及鞍鋼集團公司副總經理，高級會計師。于先生一九九八年加入鞍鋼集團公司。于先生畢業於東北大學機械工程專業，獲學士學位，並於一九八四年到廈門大學經濟學院進修，一九九零年獲得東北大學管理工程第二學士學位。于先生曾任東北大學財務處副處長、瀋陽新基房產開發有限公司財務主管、東北大學副總會計師、鞍鋼集團公司總經理助理及副總會計師兼計財部部長。

獨立非執行董事

王林森先生，68歲，本公司獨立非執行董事，教授級高級工程師。王先生畢業於北京師範學院，獲學士學位。王先生曾任冶金工業部部長辦公室主任、冶金部體改司司長、冶金部體改法規司司長、中國冶金企業管理協會副理事長等職務。現為北京現代循環經濟研究院副院長。

姚維汀先生，59歲，本公司獨立非執行董事，中國註冊會計師，高級會計師。姚先生曾任武鋼銷售公司總經理、冶金工業部經濟調節司副司長、國務院稽查特派員總署26辦副主任、中共中央企業工委監事會15辦副主任、中國國際航空公司總會計師職務。現為中國航空集團公司副總經理，同時兼任中國總會計師協會常務理事、中國民航技術評審委員會委員、中國交通會計學會常委職務。

劉永澤先生，56歲，本公司獨立非執行董事，中國註冊會計師，高級會計師。劉先生畢業於東北財經大學會計學院，獲博士學位。劉先生曾任東北財經大學會計系教師、系副主任、主任，現任東北財經大學會計學院院長。

1. 董事會成員情況(續)

執行董事(續)

黃浩東先生，41歲，本公司董事，高級工程師。黃先生畢業於東北大學，獲碩士學位。曾任武漢鋼鐵(集團)公司技術員、秘書，鞍鋼集團公司秘書處副處長、鞍鋼集團公司小型型材廠代廠長、廠長、鞍鋼新鋼鐵公司熱軋帶鋼廠代廠長、廠長、鞍鋼新鋼鐵公司總經理助理兼熱軋廠廠長、鞍鋼新鋼鐵公司副總經理兼生產部部長。

付　偉先生，46歲，本公司董事及副總經理，高級工程師。付先生於一九八二年加入鞍鋼集團公司，曾擔任多個職務，包括冷軋廠廠長助理兼機動科科長、冷軋廠工會主席、本公司設備部部長、本公司總經理助理兼設備部部長。付先生畢業於北京科技大學，獲碩士學位。

付吉會先生，54歲，本公司董事、董事會秘書及副總經理，高級會計師。付先生於一九六九年加入鞍鋼集團公司，曾任鞍鋼集團公司財會部副部長。付先生畢業於東北財經大學工業會計系，獲碩士學位。

張立芬女士，41歲，本公司董事及副總經理，高級工程師。張女士於一九八六年加入鞍鋼集團公司，曾任綫材廠廠長助理、副廠長、代廠長、廠長。張女士畢業於北京科技大學，獲冶金材料工程碩士學位。

1. 董事會成員情況

執行董事

劉　玠先生，62歲，本公司董事長及鞍鋼集團公司總經理，教授級高級工程師，中國工程院院士。劉先生曾在武鋼工作逾27年，期間曾任多個高級職務，包括熱軋廠廠長及武鋼第一副總經理兼總工程師。於一九九四年加入鞍鋼集團公司，任鞍鋼集團公司總經理。劉先生是中國共產黨第十六屆中央候補委員、全國第十屆人民代表大會代表，一九九八年獲何梁何利基金科技進步獎，二零零五年被評選為第二屆中國環境大使，二零零六年獲中國企業管理科學基金會設立的「袁寶華企業管理金獎」，劉先生曾獲國家頒授「對國家有突出貢獻的專家」稱號，並曾多次獲國家科技進步獎，享受政府特殊津貼。劉先生武漢鋼鐵學院大學本科畢業，北京鋼鐵學院冶金機械工程研究生畢業。

唐復平先生，48歲，本公司董事及總經理，教授級高級工程師。唐先生畢業於東北大學，獲工學碩士學位。一九八二年加入鞍鋼集團公司，曾任鞍鋼集團公司第三煉鋼廠廠長、本公司總經理、鞍鋼新鋼鐵公司總經理、鞍鋼集團公司副總經理。

楊　華先生，44歲，本公司副董事長及鞍鋼集團公司黨委常委，副教授。楊先生於一九九零年畢業於北京大學哲學系，獲碩士學位。同年加入鞍鋼集團公司，曾任鞍鋼黨校副教育長、鞍鋼集團公司煉鐵廠黨委副書記、半連軋廠黨委副書記、煉鐵廠黨委書記、鞍鋼集團公司辦公室主任、鞍鋼集團公司總經理助理、本公司黨委書記、鞍鋼集團公司黨委副書記兼鞍鋼新鋼鐵公司黨委書記。

姚　林先生，41歲，本公司董事及鞍鋼集團公司副總經理，高級工程師。姚先生於一九八八年加入鞍鋼集團公司，曾任冷軋廠廠長助理、副廠長、廠長、本公司總經理。姚先生畢業於大連理工大學，獲工商管理碩士學位。

股東大會簡介

1. 本公司於二零零五年二月二十八日召開二零零五年第一次臨時股東大會、二零零五年第一次內資股類別股東大會及二零零五年第一次 H 股類別股東大會，會議決議公告刊登在二零零五年三月一日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》 和巨潮資訊網 (www.cninfo.com.cn)。

2. 本公司於二零零五年五月九日召開二零零四年度股東大會，會議決議公告刊登在二零零五年五月十日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》 和巨潮資訊網 (www.cninfo.com.cn)。

3. 本公司於二零零五年十一月二十三日召開股權分置改革相關股東會議，相關股東會議表決結果公告刊登在二零零五年十一月二十四日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》 和巨潮資訊網 (www.cninfo.com.cn)。

4. 本公司於二零零五年十二月二十八日召開二零零五年第二次臨時股東大會、二零零五年第二次內資股類別股東大會及二零零五年第二次 H 股類別股東大會，會議決議公告刊登在二零零五年十二月二十九日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網 (www.cninfo.com.cn)。

股東情況介紹(續)

8. 截至二零零五年十二月三十一日，本公司前10名股東中持有的原非流通股的限售條件如下：

股份數量單位：股

有限售條件股東名稱	持有的有限售條件股份數量	可上市交易時間	新增可上市交易股份數量	限售條件
鞍鋼集團公司	4,100,503,576	2008年12月2日	427,614,303(註)	1. 鞍鋼集團公司在本次股改方案實施後所持的股份自獲得上市權流通權之日起，在36個月內不上市交易或者轉讓(權證行權對應的股份除外)；
		2011年1月1日	3,559,791,419(註)	2. 二零零六年一月二十五日中國證監會核准本公司向鞍鋼集團公司新增29.7億股流通A股作為本公司收購鞍鋼集團公司持有鞍鋼新鋼鐵公司100%股權的部份對價，新增股份自過戶至鞍鋼集團公司帳戶起36個月不上市交易或轉讓； 3. 自上述收購事項完成至二零一零年末，鞍鋼集團公司持有的本公司股份不低於60%。

註： 假設鞍鋼集團公司根據股權分置改革方案授予流通A股股東權證到期時已全部行權。

股東情況介紹(續)

7. 本公司有限售條件股份限售條件預計屆滿日期

可在深圳證券交易所上市交易的股份的各項限售條件預計屆滿日期如下表所示，其中假設於本公告日期至二零一一年一月一日期間本公司的總股本以及其董事、監事及高級管理人員所持股數不發生變動：

日期	新增 可交易股份數量	有限售條件 股份數量餘額	無限售條件 股份數量餘額
本報告日期	—	4,100,539,826	1,832,445,871
2006年12月6日	113,097,854 (1)	3,987,441,972	1,945,543,725
2008年12月2日	427,614,303	3,559,827,669	2,373,158,028
2009年2月23日	—	3,559,827,669	2,373,158,028
2011年1月1日	3,559,791,419	36,250 (2)	5,932,949,447

註：

(1) 代表假設鞍鋼集團根據股權分置改革方案向流通A股股東授出的認股權證於到期日獲全部行使時，由鞍鋼集團向流通A股股東轉讓的A股數目。

(2) 代表由本公司董事、監事及高級管理人員持有並在辭任後6個月屆滿前有限售條件的股份數目。

此外，二零零六年一月二十五日，中國證監會核准本公司向鞍鋼集團公司新增29.7億股流通A股作為本公司收購鞍鋼集團公司持有的鞍鋼新鋼鐵公司100%股權的部分對價，至本報告披露日，該股份已在中國證券登記結算有限責任公司深圳分公司完成登記託管。

股東情況介紹(續)

6. 主要股東和其他人在本公司股份及相關股份的權益與淡倉

除下述者外，於二零零五年十二月三十一日，概無其他人士(本公司董事、監事、高級管理人員除外)於本公司股份或相關股份中擁有權益或淡倉而被列入按《證券及期貨條例》(香港法律第571章)(「《證券及期貨條例》」)第336條存置之登記冊：

公司普通股權益

股東名稱	所持股份數目及類別	佔總股本比例	佔已發行H股總數比例	佔已發行內資股總數比例	身份
鞍鋼集團公司	1,130,503,576股國家股	38.15%	—	54.54%	實益擁有人
香港中央結算(代理人)有限公司	876,637,646股H股	29.59%	98.50%	—	代理人

股東情況介紹*(續)*

4. 本公司控股股東情況

控股股東： 鞍鋼集團公司

法人代表： 劉玠

成立日期： 一九四八年

經營範圍： 鋼材、金屬製品(不含專營)、鑄鐵管、金屬結構、金屬絲繩及製品、煉焦及焦化產品、水泥、電力生產、冶金機械設備及零部件、電機、輸配電及控制設備儀器儀錶、鐵礦錳礦採選、耐火土石開採。

主要產品： 鋼壓延製品、金屬製品

註冊資本： 人民幣10,794,160千元

股權結構： 國有獨資

5. 本公司與實際控制人之間的產權與控制關係


國務院國有資產監督管理委員會
100%
鞍鋼集團公司
38.15%
鞍鋼新軋鋼股份有限公司

股東情況介紹(續)

3. 截至二零零五年十二月三十一日，本公司前10名無限售條件股東及其持股情況如下：

股東名稱	持有無限售條件股份數量(股)	股份種類
香港中央結算(代理人)有限公司	876,637,646	境外上市外資股
國泰君安 - 花旗 - DEUTSCHE BANK AKTIENGESELLSCHAFT	60,200,659	人民幣普通股
國際金融 - 滙豐 - MORGAN STANLEY & CO. INTERNATIONAL LIMITED	38,497,009	人民幣普通股
華泰證券有限責任公司	27,626,803	人民幣普通股
銀河 - 渣打 - CITIGROUP GLOBAL MARKETS LIMITED	26,401,308	人民幣普通股
東方證券股份有限公司	23,416,356	人民幣普通股
申銀萬國 - 花旗 - UBS LIMITED	23,267,500	人民幣普通股
中國工商銀行 - 博時精選股票證券投資基金	21,241,804	人民幣普通股
國泰君安證券股份有限公司	20,000,388	人民幣普通股
中國銀行 - 同盛證券投資基金	19,297,285	人民幣普通股

註：

上述第2及3段項所述的股東關連關係或一致行動的説明：

本公司第一大股東鞍鋼集團公司與前10名股東中的其他股東及與前10名無限售條件股東之間無關連關係，也不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。本公司未知其他股東之間是否存在關連關係或屬於《上市公司股東持股變動信息披露管理辦法》中規定的一致行動人。

股東情況介紹

1. **截至二零零五年十二月三十一日，本公司共有99,451名股東，其中H股股東551名。**

2. **截至二零零五年十二月三十一日，本公司前十名股東及其持股情況如下：**

股東名稱	股東性質	持股比例 (%)	持股總數 (股)	持有有限售條件股份數量 (股)	質押或凍結的股份數量
鞍鋼集團公司	國有股東	38.15	1,130,503,576	1,130,503,576	–
香港中央結算(代理人)有限公司	H股股東	29.59	876,637,646	0	未知
國泰君安 - 花旗 - DEUTSCHE BANK AKTIENGESELLSCHAFT	其他	2.03	60,200,659	0	未知
國際金融 - 滙豐 - MORGAN STANLEY & CO. INTERNATIONAL LIMITED	其他	1.30	38,497,009	0	未知
華泰證券有限責任公司	其他	0.93	27,626,803	0	未知
銀河 - 渣打 - CITIGROUP GLOBAL MARKETS LIMITED	其他	0.89	26,401,308	0	未知
東方證券股份有限公司	其他	0.79	23,416,356	0	未知
申銀萬國 - 花旗 - UBS LIMITED	其他	0.79	23,267,500	0	未知
中國工商銀行 - 博時精選股票證券投資基金	其他	0.72	21,241,804	0	未知
國泰君安證券股份有限公司	其他	0.68	20,000,388	0	未知

股本變動情況

截止二零零五年十二月三十一日，本公司股本結構如下：

數量單位：股

		二零零五年一月一日		本期變動增減(+/-)					二零零五年十二月三十一日	
		數量	比例 (%)	發行新股	送股	公積金轉股	其他	小計	數量	比例 (%)
一.	有限售條件股份	1,319,029,000	44.52	—	—	—	-188,489,174	-188,489,174	1,130,539,826	38.15
	1. 國家持股	1,319,000,000	44.52	—	—	—	-188,496,424	-188,496,424	1,130,503,576	38.15
	2. 國有法人持股	—	—	—	—	—	—	—	—	—
	3. 其他內資持股	29,000	0.00	—	—	—	7,250	7,250	36,250	0.00
	其中：境內法人持股	—	—	—	—	—	—	—	—	—
	境內自然人持股	29,000	0.00	—	—	—	7,250	7,250	36,250	0.00
	4. 外資持股	—	—	—	—	—	—	—	—	—
	其中：境外法人持股	—	—	—	—	—	—	—	—	—
	境外自然人持股	—	—	—	—	—	—	—	—	—
二.	無限售條件股份	1,643,913,246	55.48	—	—	—	188,532,625	188,532,625	1,832,445,871	61.85
	1. 普通內資股	753,913,246	25.44	—	—	—	188,532,625	188,532,625	942,445,871	31.81
	2. 境內上市的外資股	—	—	—	—	—	—	—	—	—
	3. H股	890,000,000	30.04	—	—	—	—	—	890,000,000	30.04
	4. 其他	—	—	—	—	—	—	—	—	—
三.	股份總數	2,962,942,246	100.00	—	—	—	43,451	43,451	2,962,985,697	100.00

說明： 本報告期股本結構變化的原因：

1. 由於本公司可轉換債券轉股，使無限售條件股份人民普通股增加43,451股。

2. 由於股權分置改革，鞍鋼集團公司支付股改對價，使188,496,424股國家股轉變為188,489,174股無限售條件普通內資股和7,250股有限售條件的高級管理人員持股。

新年度發展規劃(續)

1. 本公司二零零六年度的經營計劃

(1) 改革和完善創新體制，增強自主創新能力，不斷提高企業核心競爭力；

(2) 完善營銷管理體制，大力拓展市場空間；

(3) 加快推進技改進程，提高設備管理水平，為「建精品基地，創世界品牌」構築堅實基礎；

(4) 適應市場變化，強化生產組織，優化品種結構；

(5) 深化企業改革，進一步增強企業發展動力；及

(6) 加強企業管理，進一步提高企業整體素質。

2. 本公司二零零六年資金需求、使用計劃和資金來源情況說明

二零零六年本公司收購鞍鋼集團公司持有的鞍鋼新鋼鐵公司100%股權後，根據收購協議，延遲對價款在交割日後的三年內分三期平均支付。二零零六年本公司應支付延遲對價款金額約為人民幣23億元。二零零六年本公司資金來源主要為經營活動產生的現金流入和銀行借款。

劉玠
董事長

中國 • 鞍山
二零零六年四月十日

本公司治理結構(續)

3. 本公司獨立自主經營能力

本公司與控股股東在業務、人員、資產、機構、財務等方面做到了完全分開，本公司在業務、人員、資產、機構、財務等各個方面均與控股股東完全獨立設置和運作，符合有關法律、法規的要求。本公司具有獨立完整的業務及自主經營能力。

4. 本公司對高級管理人員的考評及激勵機制情況

本公司對高級管理人員實行崗薪和風險年薪的分配形式，崗薪同本公司總體經營成果掛鈎，風險年薪與個人業績表現和承擔的經營指標掛鈎。

新年度發展規劃

二零零六年，鋼鐵市場供需矛盾依然突出，企業競爭更加激烈，隨著國家頒佈的《國家鋼鐵產業發展政策》的貫徹實施，將會推進鋼鐵行業逐步進入健康發展的軌道。

二零零六年是本公司實施重組運行的第一年，也是西區500萬噸鋼投產項目全面達產達效的重要一年。重組後，本公司實現了鋼鐵主業一體化，在產量規模、品種結構、質量和效益方面的優勢更加突出。西區建成投產後，連續化、大型化、集約化管理的特點和優勢也將得到充份體現。



本公司治理結構

1. 本公司治理結構狀況

本公司嚴格按照《公司法》、《證券法》、中國證監會有關規定以及《香港聯合交易所有限公司證券上市規則》(「上市規則」)和《深圳證券交易所股票上市規則》的要求，規範運作，建立了較完善的法人治理制度。

本公司董事會下設四個專門委員會，其中薪酬與考核委員會、審計委員會和提名委員會都是由獨立非執行董事擔任召集人，並由獨立非執行董事佔多數。

2. 獨立非執行董事履行職責情況

本公司已聘任了獨立非執行董事，建立了獨立非執行董事制度，獨立非執行董事能夠按照有關法律、法規的要求履行自己的職責，對本公司重大事項發表獨立意見，維護本公司及廣大中小投資者的利益。

二零零五年度本公司獨立非執行董事出席董事會的情況：

獨立非執行董事姓名	二零零五年度應參加董事會次數	親自出席(次)	委託出席(次)	缺席(次)	備註
王林森	10	10	0	0	–
姚維汀	10	10	0	0	–
劉永澤	10	10	0	0	–
李澤恩	10	10	0	0	–
王小彬	7	7	0	0	二零零五年五月九日起出任本公司獨立非執行董事

業務回顧(續)

3. 營銷管理工作業績顯著

積極開發直供企業，全年直供企業訂貨量比例達到58.56%，比上年提高3.66個百分點。

優質鋼材銷售量持續攀升，全年銷售量357萬噸，比上年提高11%，佔總銷量的59.03%。

抓住市場機遇，加大出口力度，全年實現出口鋼材119.88萬噸，比上年提高12.99%，進一步提高了國際市場份額。

4. 技術改造工程進展順利

2130冷軋工程設計組織、設備訂貨工作全部完成，部份機組已經開始單體試車，為在二零零六年提前建成投產創造了有利條件；冷軋廠 2號綫電解清洗機組的建成投產和冷軋廠1號綫新平整機組的技術升級改造，使公司生產高檔轎車外板以及高檔家電外板的能力大大提高。

5. 企業管理水平不斷提升

本公司堅持以資金管理為中心，大力實施低成本戰略，強化財務預算控制，積極開展工序成本核算與對標挖潛工作；加大貫章貫制和反事故力度；強化貫標管理；按照企業信息化發展要求，加強電腦管理系統開發力度，建成了辦公自動化信息網絡，大大提高了工作效率。

6. 推進鋼鐵主業重組

推進鋼鐵主業重組步伐，使本公司成為國內股權分置改革後首家實現資產重組的上市公司。成功收購鞍鋼集團新鋼鐵有限責任公司(以下簡稱「鞍鋼新鋼鐵公司」)後，本公司的生產規模、工藝水平、產品結構、抗風險能力將得到極大提升。

業務回顧

1. 生產經營實現快速增長

二零零五年，本集團生產鋼材604.73萬噸，比上年增長8.87%，其中冷軋板產量184.22萬噸，較上年增長1.22%；鍍鋅板及彩塗板產量85.43萬噸，較上年增長44.87%；綫材產量88.08萬噸，比上年增長4.46%；厚板產量115.01萬噸，比上年增長3.82%；大型及連軋產量131.99萬噸，比上年增長10.54%。煉鋼廠生產鋼338.02萬噸，比上年增長2.56%。

2. 科研開發取得豐碩成果

二零零五年，本公司加大對蝸殼鋼、管綫鋼、簾綫鋼、O5板、高速軌、軍工鋼等重點產品的開發和工藝質量攻關力度。全年生產蝸殼鋼1.54萬噸，滿足了三峽工程建設的需要；X80管綫鋼通過了中石油組織的專家評審，成為國內首家通過中石油鑒定企業；冷軋汽車板順利通過了德國大眾、二汽神龍的汽車板質量認證，並與德國大眾和一汽大眾簽訂了常年合作協議；成功開發出耐指紋熱鍍鋅板和無鉻鈍化產品；「鞍鋼牌」重軌被授予「中國名牌」榮譽稱號；較高級別的造船板通過了中國 CCS、英國勞氏 LR、韓國 KR、日本 NK 船級社的擴大認證等。本公司全年共開發試製新產品103項，完成科技成果5項。





本人謹此代表鞍鋼新軋鋼股份有限公司董事會提呈本集團截至二零零五年十二月三十一日止年度報告，並向各位股東致意。

二零零五年經營業績

按《國際財務報告準則》，本集團截至二零零五年十二月三十一日止年度實現股東應佔利潤為人民幣2,117,397千元，比上年增長17.79%，每股基本盈利為人民幣0.715元。

按中國會計準則及制度，本集團截至二零零五年十二月三十一日止年度實現淨利潤為人民幣2,079,485千元，比上年增長17.07%，每股加權平均收益為人民幣0.702元。

利潤分配

根據中國法規及公司章程，從按中國會計準則及制度二零零五年度本公司實現淨利潤人民幣2,091,268千元中，提取法定公積金人民幣209,127千元，提取法定公益金人民幣209,127千元，加年初未分配利潤人民幣2,960,225千元，可供股東分配的利潤為人民幣4,633,239千元，減2004年度分配股利人民幣889,095千元，二零零五年末本公司可供分配利潤為人民幣3,744,144千元。董事會建議以二零零五年十二月三十一日總股本2,962,985,697股為基數，二零零五年度每股派發股息人民幣0.36元(含稅)，本公司於二零零六年向鞍鋼集團公司新增的29.7億股不參加本次利潤分配。此項分配議案尚須提交二零零五年度股東大會審議。

按中國會計準則及制度編製(續)

5. 報告期內股東權益變動情況(續)

變動原因

1. 股本增加是由於本公司可轉換債券轉股增加人民幣44千元。

2. 資本公積增加人民幣4,881千元。其中本公司可轉換債券轉股增加人民幣79千元；無法支付的應付款增加人民幣4,502千元；收到鞍山市財政局撥名牌產品獎勵費人民幣300千元。

3. 盈餘公積及法定公益金增加是根據稅後利潤的10%分別提取法定盈餘公積和法定公益金。

4. 未分配利潤增加。其中本年度產生淨利潤人民幣2,079,485千元；提取法定盈餘公積及公益金人民幣418,254千元；分配股利人民幣889,095千元。


2

按中國會計準則及制度編製(續)

4. 按照中國證監會《公開發行證券公司信息披露編報規則(第9號)》要求計算二零零五年報告期利潤的淨資產收益率和每股收益

	淨資產收益率(%)		每股收益(人民幣元 / 股)	
報告期利潤	**全面攤薄**	**加權平均**	**全面攤薄**	**加權平均**
主營業務利潤	33.15%	35.24%	1.267	1.267
營業利潤	26.34%	28.00%	1.007	1.007
淨利潤	18.35%	19.52%	0.702	0.702
扣除非經常性損益後的淨利潤	18.36%	19.52%	0.702	0.702

5. 報告期內股東權益變動情況

單位:人民幣千元

項目	**股本**	**資本公積**	**盈餘公積**	**其中:法定公益金**	**未分配利潤**	**股東權益合計**
期初數	2,962,942	3,084,915	1,125,860	562,930	2,960,225	10,133,942
本期增加	44	4,881	418,254	209,127	2,079,485	2,502,664
本期減少	—	—	—	—	1,307,349	1,307,349
期末數	2,962,986	3,089,796	1,544,114	772,057	3,732,361	11,329,257



按中國會計準則及制度編製(續)

3. 本集團近三年主要會計數據和財務指標

單位：人民幣千元

指標項目	二零零五年	二零零四年	二零零三年
主營業務收入	**26,488,115**	23,227,617	14,520,736
淨利潤	**2,079,485**	1,776,337	1,432,579
扣除非經常性損益的淨利潤	**2,079,655**	1,777,329	1,474,662
總資產	**14,289,823**	15,343,328	15,011,870
股東權益(不含少數股東權益)	**11,329,257**	10,133,942	8,948,268
每股收益(加權平均)(人民幣元)	**0.702**	0.600	0.484
每股收益(攤薄)(人民幣元)	**0.702**	0.600	0.484
每股淨資產(人民幣元)	**3.82**	3.42	3.02
調整後的每股淨資產(人民幣元)	**3.82**	3.42	3.01
每股經營活動產生的現金流量淨額(人民幣元)	**0.862**	0.538	0.675
淨資產收益率(攤薄)	**18.35%**	17.53%	16%
淨資產收益率(加權平均)	**19.52%**	18.62%	17.05%
扣除非經常性損益後淨資產收益率(加權平均)	**19.52%**	18.63%	17.55%

按中國會計準則及制度編製(續)

1. 本集團本年度主要會計數據(續)

註： 本報告期內本集團扣除非經常性損益的項目及金額：

非經常性損益項目	影響利潤金額 (人民幣千元)
營業外收入	(1,637)
營業外支出	1,891
相關所得稅	(84)
合計	170

2. 本集團本年度按中國會計準則及制度計算的淨利潤為人民幣2,079,485千元，按《國際財務報告準則》計算的本公司股東應佔利潤為人民幣2,117,397千元。其差異為人民幣37,912千元，差異原因為：

(1) 合營公司沖銷開辦費減少利潤人民幣412千元；

(2) 重估土地使用權攤銷增加利潤人民幣4,536千元；

(3) 一般借貸利息資本化增加利潤人民幣45,289千元；

(4) 無法支付的應付款增加利潤人民幣4,502千元；

(5) 政府獎勵款增加利潤人民幣300千元；

(6) 預付租賃攤銷增加利潤人民幣5千元；及

(7) 遞延税項減少利潤人民幣16,308千元。

按《國際財務報告準則》編製

單位：人民幣千元

項目	二零零五年	二零零四年	二零零三年
營業額	**26,488,115**	23,227,617	14,520,736
稅前利潤	**3,036,674**	2,664,460	1,752,435
所得稅	**919,277**	866,873	319,433
本公司股東應佔年度利潤	**2,117,397**	1,797,587	1,433,002
總資產	**14,223,931**	14,899,934	14,845,674
總負債	**2,973,229**	4,877,658	6,030,289
本公司股東應佔權益	**11,250,702**	10,022,276	8,815,385
每股淨資產(人民幣元)	**3.80**	3.38	2.98
每股收益(基本)(人民幣元)	**0.715**	0.607	0.484
每股收益(攤薄)(人民幣元)	**—**	0.606	0.484
淨資產收益率	**18.82%**	17.94%	16.25%

按中國會計準則及制度編製

1. 本集團本年度主要會計數據

截至二零零五年十二月三十一日止年度

單位：人民幣千元

項目	金額
利潤總額	2,982,454
淨利潤	2,079,485
扣除非經常性損益後的淨利潤	2,079,655
主營業務利潤	3,755,332
其他業務利潤	103,786
營業利潤	2,983,663
投資損失	(955)
營業外支出淨額	(254)
經營活動產生的現金流量淨額	2,553,120
現金及現金等價物淨減少額	(2,185,794)



本公司簡介(續)

1.	本公司法定名稱：	
	中文：	鞍鋼新軋鋼股份有限公司
	英文：	ANGANG NEW STEEL COMPANY LIMITED
2.	本公司法定代表人：	劉　玠
3.	本公司董事會秘書：	付吉會
	聯繫地址：	中國遼寧省鞍山市千山區千山西路1號
	電話：	86-412-8419192 86-412-8417273
	傳真：	86-412-6727772
4.	本公司註冊地址：	中國遼寧省鞍山市鐵東區南中華路396號
	辦公地址：	中國遼寧省鞍山市鐵西區
	郵政編碼：	114021
	電子信箱：	fujihui@ansc.com.cn
5.	本公司年度報告備置地點：	本公司董事會秘書室
	股票上市地點：	A 股：深圳證券交易所 H 股：香港聯合交易所
	股票簡稱：	A 股：G鞍鋼 H 股：鞍鋼新軋鋼
	股票代碼：	A 股：000898 H 股：0347

本公司簡介(續)

本公司於二零零零年三月十五日在中華人民共和國(「中國」)發行人民幣15億元 A 股可轉換公司債券，二零零五年三月十四日本公司A股可轉換債券到期還本付息，並於同日停止轉股自行摘牌。至到期日止，本公司可轉換債券共轉股453,985,697股A股。

二零零五年十一月二十三日，本公司股權分置改革相關股東會議審議通過了《公司股權分置改革方案》。二零零五年十二月二日，本公司非流通股股東鞍鋼集團公司向A股流通股股東支付對價，A股流通股股東每持有10股流通A股獲得非流通股股東支付2.5股股份及1.5份認購權證的對價。本次股權分置改革方案實施前，本公司非流通國有法人股股份為1,319,000,000股，佔本公司總股本的44.52%，A股流通股股份為753,985,697股，佔本公司總股本的25.44%，H股股份為890,000,000股，佔本公司總股本的30.04%。本次股權分置改革方案實施後，本公司所有股份均為流通股，其中有限售條件股份為1,130,539,826股(含高級管理人員持股36,250股)，佔本公司總股本的38.15%，無限售條件的內資股為942,445,871股，佔本公司總股本的31.81%，無限售條件的境外上市外資股為890,000,000股，佔本公司總股本的30.04%。本次股權分置改革方案實施後，本公司股份總數不變。

本公司的主營業務包括生產銷售鋼坯、冷軋薄板、鍍鋅板、彩塗板、綫材、厚板、重軌、管坯及大型材等鋼鐵產品。廣泛用於汽車、建築、造船、家用電器、鐵路建設、製管等領域。本公司產品在國內均具有較強的競爭實力，本公司冷軋廠、綫材廠、厚板廠、大型廠、煉鋼廠裝備水平都處於國內先進水平。

鞍鋼新軋鋼股份有限公司(「本公司」)董事會(「董事會」)、監事會(「監事會」)及董事、監事、高級管理人員保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性承擔個別及連帶責任。

本公司負責人董事長劉玠、主管會計工作負責人總會計師及會計機構負責人財務部部長馬連勇保證本報告中財務報告的真實、完整。

本公司董事會欣然提呈本公司及本公司的合營公司(合稱「本集團」)截至二零零五年十二月三十一日止年度的業績報告。

本公司簡介

本公司是於一九九七年五月八日，由鞍山鋼鐵集團公司(以下簡稱「鞍鋼集團公司」)作為唯一發起人設立的股份有限公司，及根據重組，將發起人原所屬的冷軋廠、綫材廠、厚板廠注入本公司，淨資產經國有資產管理局確定為人民幣2,028,817,600元，折為以國有法人股形式向鞍鋼集團公司發行內資股1,319,000,000股，每股面值人民幣1元。

本公司於一九九七年七月二十二日發行890,000,000股 H 股，按每股1.63港元價格發行，並於一九九七年七月二十四日在香港聯合交易所掛牌交易。本公司於一九九七年十一月十六日在境內發行了300,000,000股A股，按每股人民幣3.90元價格發行，其中：公開發行285,505,400股，向本公司職工配售公司職工股14,494,600股。境內公開發行的285,505,400股於一九九七年十二月二十五日在深圳證券交易所掛牌交易。向本公司職工配售的公司職工股14,494,600股於一九九八年六月二十六日在深圳證券交易所掛牌交易。





目錄

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鋼股份有限公司

ng New Steel Company Limited

